
11008589


Received SEC
NOV 22 2011
Washington, DC 20549





2011 ANNUAL REPORT AND PROXY STATEMENT

pharmacyclics®



Last year's successes continue to build as we're now poised to take another giant step towards establishing Pharmacyclics as a company capable of discovering, developing and commercializing breakthrough medicines that can help patients lead longer, fuller lives.

Our lead compound PCI-32765, an oral Btk inhibitor, has again had impressive clinical data reported at the prestigious 2011 American Society of Clinical Oncology (ASCO), providing further support for the future of this novel compound in the treatment of B-cell malignancies. These Phase Ib/II clinical trial results of PCI-32765, reported in patients with Chronic Lymphocytic Leukemia (CLL) or Small Lymphocytic Lymphoma (SLL) showed evidence of anti tumor activity, with low rates of serious adverse events.

These results are only part of a growing body of clinical data. We're also excited to be announcing early results of our Phase II trials of PCI-32765 as a single agent in CLL and MCL this December at the 2011 American Society of Hematology (ASH), the pre-eminent meeting in blood cancers.

All these encouraging results, as well as excitement in the clinical investigator and investment community, have compelled the Pharmacyclics team to initiate a broad clinical development program expanding the therapeutic reach of PCI-32765, either as a single agent or in combination therapy, across a broad platform of B-cell hematologic malignancies to address significant unmet needs. Trials have been initiated with PCI-32765 in:

- Phase II CLL/SLL as single agent and in combination
- Phase II Mantle Cell Lymphoma (MCL)
- Phase II Diffuse Large B-Cell Lymphoma (DLBCL)

With over 350 patients dosed with PCI-32765 to date and further aggressive clinical development plans scheduled for 2012, Pharmacyclics is fully committed to playing a meaningful role in the development of a potentially patient friendly, chemotherapy-sparing regimens that may have the potential to change the treatment paradigm in several B-cell malignancies, perhaps even in Multiple Myeloma (MM).

Our commitment to developing innovative, patient friendly treatments for serious diseases is steadfast. Our continued success and promising outlook have generated considerable attention. Doubling our employee headcount with men and women who bring deep experience, a history of success and a passion for patient friendly therapy supports our confidence in accomplishing our mission.

Institutional and individual investors including insiders (86% of our employees have signed up to participate in our employee stock purchase program) have continued to invest in our future growth and prospects and we thank them for their confidence.

In June of this year Pharmacyclics raised $57.1 million in an offering of public stock and completed the year with $112 million in cash and investments.

TARGETED MEDICINE: ONCOLOGY & AUTOIMMUNE DISEASES

Bruton's Tyrosine kinase (Btk) Inhibitors

- PCI-32765 - Oncology *First-in-human Btk Inhibitor in the clinic with encouraging data*
- Autoimmune Disease *Lead optimization program underway*

Factor VIIa (FVIIa) Inhibitor

- PCI-27483 – Oncology *First small molecule FVIIa inhibitor in the clinic for pancreatic cancer*

Histone deacetylase (HDAC) Inhibitor

- PCI-24781 - Oncology *Well tolerated in patients with lymphoma and solid tumor malignancies*

On behalf of each of our employees and my fellow members of the board, I thank you for your continued support on our journey to transform patient care, and look forward to providing further updates as the year progresses.

Sincerely,
Bob Duggan
Chairman & CEO

PHARMACYCLICS PIPELINE



Program / Indication
Preclinical
Phase I
Phase II
Phase III
Btk Inhibitor for Oncology (PCI-32765)
CLL
MCL
DLBCL
MM
HDAC Inhibitor for Oncology (PCI-24781)
FL, MCL
Partnered with
SERVIER
FVIIa Inhibitor for Oncology (PCI-27483)
Pancreatic Cancer
Btk Inhibitor for Autoimmune Disorders
Rheumatoid Arthritis
Blue arrows reflect progress through 2011 calendar year.
Green arrows represent the expected progress through calendar 2012.

MAKING A

SIGNIFICANT DIFFERENCE

FOR THE BETTER

STRONG FINANCIAL POSITION

Our balance sheet continues to be strong. We finished our fiscal year with $112M in cash, cash equivalents, and marketable securities and no long term debt.

Mid-calendar year 2011, we announced the results of a registered direct offering for the sale of 6,448,829 shares of common stock at $8.85 per share, the closing price on June 16, 2011. Gross proceeds of the offering before deducted expenses, were $57.1M. Pharmacyclics intends to use the majority of the proceeds to fund clinical trials and the expansion of our talented team.

We are pleased to report that investors participating included our CEO, as well as our top shareholders and institutional investors representing some of the leading institutional investors in biotechnology. We are well positioned to advance our clinical development program, including Phase III trials generating new data that we believe may lead to patient friendlier cancer treatment options in the future.

PHARMACYCLICS RELATIVE STOCK PERFORMANCE FISCAL YEAR 2011


PCYC
Dow Jones
NASDAQ
S&P 500
50%
40%
30%
20%
10%
0%
-10%
-20%
2010
AUG
SEP
OCT
NOV
DEC
2011
FEB
MAR
APR
MAY
JUN
Volume
2.00M
1.50M
1.00M
0.50M
From July 1, 2010 to June 30, 2011

OUR DEVELOPMENT FOCUS IS IN THE DISCOVERY OF PATIENT FRIENDLY CANCER THERAPIES

DISEASE INDICATION MARKET SIZE (US)

Disease Indication	Diagnosed US Incidence	Diagnosed US Prevalence
Chronic Lymphocytic Leukemia (CLL)	19,420	101,170
Diffuse Large B-Cell Lymphoma (DLBCL)	23,980	109,480
Mantle Cell Lymphoma (MCL)	2,370	8,990
Follicular Lymphoma (FL)	12,090	78,150
Multiple Myeloma (MM) Stage I-III	19,710	57,880
Pancreatic Cancer	37,360	24,920

Source: Decision Resources, SEER 2010

Incidence is defined as the number of new cases within a specified time period.
Prevalence is defined as the total number of cases with disease over a specified time period.

We are pleased to report that as of 9/30/2011, our Phase II programs are continuing to recruit well.

ENROLLMENT PERIODS & STATUS, ACTIVE PCI-32765 TRIALS

Relapsed / Refractory Trials:		FPI (Calendar Year)	Enrolled (Pre-2010 – 2Q 2012; as of 9/30/2011)	Current Status
Ph Ia	B-Cell Malignancies	Feb-09	56 Enrolled	Enrollment Complete
Ph Ib/II	CLL/SLL, Single Agent	May-10	117 Enrolled	Enrollment Complete
Ph II	CLL/SLL, Combo with FCR and BR	Mar-11	33 Enrolled	Enrollment Complete
Ph II	CLL/SLL, Combo with Ofatumumab	Jan-11	42 Enrolled	Enrolling
Ph II	MCL, Single Agent	Feb-11	64 Enrolled	Enrolling
Ph II	DLBCL (ABC vs GCB), Single Agent	May-11	18 Enrolled	Enrolling

Note: Enrollment timelines are current corporate estimates and may vary depending on future circumstances. Clinical trial abbreviations: FCR: Fludarabine, Cyclophosphamide, Rituximab; BR: Bendamustine, Rituximab; DLBCL molecular subtypes; ABC- activated B-cell-like; GCB- germinal center B-cell-like

RESEARCH UPDATE

Pharmacyclics continues its active research program to explore the full clinical potential of the Btk inhibitor, PCI-32765. This research program is focused on (1) the elucidation of the mechanism of action (and resistance) in B-cell malignancies and autoimmune disease, and (2) the discovery of new potential disease indications. Recently, this investment into research has been acknowledged with four non-clinical oral presentations and one poster at the upcoming American Society of Hematology (ASH) meeting in December 2011.

Here are three highlights of our Btk research program in 2011:

1. **Mechanism of action in chronic lymphocytic leukemia (CLL)**
   Much progress was made toward understanding precisely how PCI-32765 works in CLL. We learned that inhibition of Btk by PCI-32765 in CLL can have two major effects: (1) direct induction of apoptosis, and (2) inhibition of cell homing and migration to chemokines and subsequent adhesion to cellular substrates. Some of these data were recently published[1].

2. **Mechanism of action in autoimmune diseases**
   We had previously reported striking efficacy of our Btk inhibitors in mouse models of autoimmune disease. Subsequent research increased our understanding of precisely how these Btk compounds affect inflammation, bone erosion, and autoimmunity. Specifically we learned that Btk inhibition affects the function of multiple immune cells, such as B-cells, macrophages, monocytes, and mast cells. These data were published this year[2].

3. **Discovery of a role for Btk in Multiple Myeloma (MM)**
   Preclinical research also pointed us toward a new area for clinical development of PCI-32765 – MM. We have known for some time that PCI-32765 has a significant effect on the integrity of bone and cartilage in mice. The compound potently inhibits bone destruction stimulated by inflammation, cytokines, and most importantly by invading cancer cells such as MM cells. Much work on MM was done in collaboration with Dr. Ken Anderson's lab at the Dana Farber Cancer Institute. Bone destruction is a nearly universal and often devastating clinical feature of myeloma. So the potential for an effect on inhibiting or maybe even reversing bone destruction is the main reason we became interested in PCI-32765 for MM. But in addition to that, we have observed direct anti-myeloma effects as well, both in vitro and in vivo. This research will be presented this year at ASH, and we intend to open a Phase II clinical study in early 2012 to test the hypothesis that Btk inhibition will have an anti-myeloma effect.

1. Herman SE, Gordon AL, Hertlein E, et al. (2011) Bruton tyrosine kinase represents a promising therapeutic target for treatment of chronic lymphocytic leukemia and is effectively targeted by PCI-32765. Blood. 117:6287-6296.
2. Chang BY, et al (2011) The Bruton tyrosine kinase inhibitor PCI-32765 ameliorates autoimmune arthritis by inhibition of multiple effector cells. Arthritis Res Ther 13:R115).










2011 HIGHLIGHTS AND ANTICIPATED EVENTS IN NEAR TERM AND 2012

Fiscal Year 2011 (6/30/2011) Highlights

Btk Inhibitor
- PCI-32765 Initiation of Phase II CLL combination trials
- PCI-32765 Data results at ASCO on Phase Ib/II trial in CLL/SLL
- PCI-32765 Initiation of Phase II MCL trial
- PCI-32765 Initiation of Phase II DLBCL trial
- PCI-32765 Three oral presentations at 2010 ASH conference

HDAC Inhibitor
- PCI-24781 Continuation of enrollment of Phase II trial in Lymphoma
- PCI-24781 Continuation of enrollment of Phase II trial in Sarcoma

Factor VIIa Inhibitor
- PCI-27483 Continuation of enrollment of Phase II portion of Pancreatic Cancer trial

Financial
- Raised $57.1M in a stock offering
- Completed year with $112M in cash and investments

Near Term and Calendar Year 2012 Anticipated Events

Btk Inhibitor
- PCI-32765 Completion of enrollment in Phase II MCL trial
- PCI-32765 Initiate Phase III clinical trials in CLL and MCL
- PCI-32765 Initiate Phase II trial in Multiple Myeloma
- PCI-32765 completed enrollment in Phase II CLL combination trials
- PCI-32765 six oral presentations at ASH 2011, plus three poster presentations

HDAC Inhibitor
- PCI-24781 Complete enrollment of the Phase II Lymphoma trial

Factor VIIa Inhibitor
- PCI-27483 Complete enrollment of Phase II Pancreatic Cancer trial



PHARMACYCLICS, INC.
995 East Arques Avenue
Sunnyvale, California 94085

November 14, 2011

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders ("Annual Meeting") of Pharmacyclics, Inc. (the "Company"), which will be held at 1:30 p.m. local time on Thursday, December 15, 2011 at the Company's offices, 999 E. Arques Avenue, Sunnyvale, CA 94085. At the Annual Meeting, you will be asked to consider and vote upon the following proposals:

1. the election of seven (7) directors to serve until the 2012 annual meeting or until their successors are elected and qualified;
2. the amendment of the Company's Amended and Restated Certificate of Incorporation to increase the total number of authorized shares of the Company's common stock from 100,000,000 to 150,000,000;
3. the amendment of the Company's 2004 Equity Incentive Award Plan (the "2004 Plan") to increase the maximum number of shares available for issuance under the 2004 Plan by an additional 2,000,000 shares;
4. the amendment of the Company's Employee Stock Purchase Plan (the "Employee Stock Purchase Plan") to increase the maximum number of shares available for issuance under the Employee Stock Purchase Plan by an additional 500,000 shares;
5. to consider and approve an advisory resolution regarding the compensation of the Company's named executive officers;
6. to consider and act upon an advisory vote on the frequency at which the Company should include an advisory vote regarding the compensation of the Company's named executive officers in its proxy statements;
7. to ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2012; and
8. to transact such other business as may properly come before the Annual Meeting and any adjournment or adjournments thereof.

The enclosed Notice of Annual Meeting of Stockholders and Proxy Statement more fully describe the details of the business to be conducted at the Annual Meeting.

After careful consideration, the Company's Board of Directors has unanimously approved proposals 1, 2, 3, 4, 5 and 7 and recommends that you vote IN FAVOR OF each such proposal and unanimously recommends that you choose the frequency of the advisory vote under proposal 6 to be 1 YEAR.

After reading the Proxy Statement, please sign and promptly return the enclosed proxy card in the accompanying postage-paid return envelope. If you later decide to attend the Annual Meeting in person and vote by ballot, only your vote at the Annual Meeting will be counted.

We look forward to seeing you at the Annual Meeting.

Sincerely,

Robert W. Duggan
Chairman of the Board and Chief Executive Officer

IMPORTANT

Please sign and promptly return the enclosed proxy card in the accompanying postage-paid return envelope so that your shares may be voted if you are unable to attend the Annual Meeting.

PHARMACYCLICS, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

November 14, 2011

TO THE STOCKHOLDERS OF PHARMACYCLICS, INC.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders ("Annual Meeting") of Pharmacyclics, Inc., a Delaware corporation (the "Company"), will be held at 1:30 p.m. local time on Thursday, December 15, 2011 at the Company's offices, 999 East Arques Avenue, Sunnyvale, CA 94085, for the following purposes:

1. the election of seven (7) directors to serve until the 2012 annual meeting or until their successors are elected and qualified;
2. the amendment of the Company's Amended and Restated Certificate of Incorporation to increase the total number of authorized shares of the Company's common stock from 100,000,000 to 150,000,000;
3. the amendment of the Company's 2004 Equity Incentive Award Plan (the "2004 Plan") to increase the maximum number of shares available for issuance under the 2004 Plan by an additional 2,000,000 shares;
4. the amendment of the Company's Employee Stock Purchase Plan (the "Employee Stock Purchase Plan") to increase the maximum number of shares available for issuance under the Employee Stock Purchase Plan by an additional 500,000 shares;
5. to consider and approve an advisory resolution regarding the compensation of the Company's named executive officers;
6. to consider and act upon an advisory vote on the frequency at which the Company should include an advisory vote regarding the compensation of the Company's named executive officers in its proxy statements;
7. to ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2012; and
8. to transact such other business as may properly come before the Annual Meeting and any adjournment or adjournments thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

Only stockholders of record at the close of business on October 26, 2011 are entitled to receive notice of and to vote at the Annual Meeting and any adjournment thereof. The stock transfer books of the Company will remain open between the record date and the date of the meeting. A list of the stockholders entitled to vote at the Annual Meeting will be available for inspection at the Company's principal executive offices at 995 East Arques Avenue, Sunnyvale, California 94085, for a period of ten (10) days immediately prior to the Annual Meeting.

All stockholders are cordially invited to attend the Annual Meeting. However, to assure your representation at the meeting, please carefully read the accompanying Proxy Statement, which describes the matters to be voted upon at the Annual Meeting. Then, please sign and promptly return the enclosed proxy card in the accompanying postage-paid return envelope. Should you receive more than one proxy because your shares are registered in different names and addresses, each proxy should be signed and returned to ensure that all your shares will be voted. You may revoke your proxy at any time prior to the Annual Meeting. If you decide to attend the Annual Meeting, and vote by ballot, only your vote at the Annual Meeting will be counted. The prompt return of your proxy card will assist us in preparing for the Annual Meeting.

This proxy statement and the accompanying Proxy were first mailed to all stockholders entitled to vote at the Annual Meeting on or about November 14, 2011.

Sincerely,

Rainer M. Erdtmann
Secretary

Sunnyvale, California
November 14, 2011

YOUR VOTE IS VERY IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN. PLEASE READ THE ATTACHED PROXY STATEMENT CAREFULLY. WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING IN PERSON, PLEASE SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ACCOMPANYING ENVELOPE AS PROMPTLY AS POSSIBLE.

PHARMACYCLICS, INC.
995 East Arques Avenue
Sunnyvale, California 94085

PROXY STATEMENT

FOR THE ANNUAL MEETING OF STOCKHOLDERS
To Be Held on **December 15, 2011**

GENERAL INFORMATION FOR STOCKHOLDERS

The enclosed proxy ("Proxy") is solicited on behalf of the Board of Directors (the "Board") of Pharmacyclics, Inc., a Delaware corporation (the "Company"), for use at its 2011 Annual Meeting of Stockholders (the "Annual Meeting") to be held at 1:30 p.m. local time on December 15, 2011, at the Company's offices at 999 East Arques Avenue, Sunnyvale, California 94085 and at any adjournment or postponement thereof.

Record Date and Voting

Stockholders of record at the close of business on October 26, 2011 (the "Record Date") are entitled to notice of and to vote at the Annual Meeting. As of the close of business on the Record Date, there were 68,573,565 shares of the Company's Common Stock (the "Common Stock") outstanding and entitled to vote. No shares of the Company's preferred stock are outstanding. Each stockholder is entitled to one vote for each share of Common Stock held by such stockholder as of the Record Date.

The required quorum for the transaction of business at the Annual Meeting is a majority of the shares of Common Stock issued and outstanding on the Record Date. Shares that are voted "FOR," "AGAINST," "ABSTAIN," "1 YEAR," "2 YEAR," or "3 YEAR" or "WITHHELD FROM" a matter are treated as being present at the meeting for purposes of establishing a quorum. Broker non-votes (i.e., the submission of a Proxy by a broker or nominee specifically indicating the lack of discretionary authority to vote on the matter) are also counted for purposes of determining the presence of a quorum for the transaction of business. Shares voted "FOR" or "AGAINST" a particular matter presented to stockholders for approval at the Annual Meeting or "1 YEAR," "2 YEAR" or "3 YEAR" for the frequency of the advisory vote under proposal 6, will be treated as shares entitled to vote ("Votes Cast") with respect to such matter. Abstentions also will be counted towards the tabulation of Votes Cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes will not be counted for purposes of determining the number of Votes Cast with respect to the particular proposal on which the broker has expressly not voted. Accordingly, broker non-votes will not affect the outcome of the voting on a proposal that requires a majority of the Votes Cast (such as the amendment to the 2004 Plan and the amendment to the Employee Stock Purchase Plan).

All votes will be tabulated by the inspector of election appointed for the Annual Meeting, who will separately tabulate affirmative and negative votes, frequency votes and abstentions and broker non-votes. Stockholders may not cumulate votes in the election of directors. If a choice as to the matters coming before the Annual Meeting has been specified by a stockholder on the Proxy, the shares will be voted accordingly. If a Proxy is returned to the Company and no choice is specified, the shares will be voted IN FAVOR OF each of the Company's nominees for director, IN FAVOR OF the approval of each of proposals 2, 3, 4, 5 and 7 and 1 YEAR for proposal 6, all as described in the Notice of Annual Meeting of Stockholders and in this Proxy Statement.

Any stockholder or stockholder's representative who, because of a disability, may need special assistance or accommodation to allow him or her to participate at the Annual Meeting may request reasonable assistance or accommodation from the Company by contacting the Corporate Secretary, in writing at 995 East Arques Avenue, Sunnyvale, California 94085 or by telephone at (408) 774-0330. To provide the Company sufficient time to arrange for reasonable assistance, please submit such requests by December 1, 2011.

Revocability of Proxies

Any stockholder giving a Proxy pursuant to this solicitation may revoke it at any time prior to the meeting by filing with the Secretary of the Company at its principal executive offices at 995 East Arques Avenue, Sunnyvale, California 94085-4521, a written notice of such revocation or a duly executed Proxy bearing a later date, or by attending the Annual Meeting and voting in person.

Solicitation

The Company will bear the entire cost of this solicitation, including the preparation, assembly, printing and mailing of the Notice of Annual Meeting, this Proxy Statement, the Proxy and any additional solicitation materials furnished to stockholders. Copies of solicitation materials will be furnished to brokerage houses, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward this solicitation material to such beneficial owners. To assure that a quorum will be present in person or by proxy at the Annual Meeting, it may be necessary for certain officers, directors or employees to solicit proxies by telephone, facsimile or other means or in person. The Company will not compensate such individuals for any such services. In addition, the Company has retained MacKenzie Partners, Inc. to act as a proxy solicitor in conjunction with the Annual Meeting. The fees for these proxy solicitation services are not expected to exceed $10,000, plus reasonable and out-of-pocket expenses. If you have questions about the Annual Meeting, please call MacKenzie toll-free at (800) 322-2885 or (212) 929-5500 (call collect) or via email: proxy@mackenziepartners.com.

Deadline for Receipt of Stockholder Proposals

The deadline for submitting a stockholder proposal for inclusion in the Company's proxy statement and form of proxy for the Company's fiscal 2012 annual meeting of stockholders is the close of business on July 17, 2012. Proposals of stockholders intended to be presented at the Company's fiscal 2012 annual meeting of stockholders without inclusion of such proposals in the Company's proxy statement and form of proxy relating to the meeting must be received by the Company no later than the close of business on September 16, 2012 and no earlier than the close of business on August 17, 2012.

Important Notice Regarding The Availability Of Proxy Materials For The Stockholders Meeting To Be Held On December 15, 2011

Under rules recently adopted by the Securities and Exchange Commission ("SEC"), we are now furnishing proxy materials on the Internet in addition to mailing paper copies of the materials to each stockholder of record. This Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended June 30, 2011 are available at: http://ir.pharmacyclics.com/annuals.cfm

MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING

PROPOSAL ONE – ELECTION OF DIRECTORS

At the Annual Meeting, a Board of Directors consisting of seven (7) members will be elected to serve until the Company's next Annual Meeting or until their successors shall have been duly elected and qualified or until their earlier death, resignation or removal. The independent members of the Board have accepted the recommendation of the Nominating and Corporate Governance Committee and have selected seven (7) nominees, six of whom are current directors of the Company and one new director nominee. The new director nominee, Eric H. Halvorson, was identified by the current members of the Board. Each person nominated for election has agreed to serve if elected, and the Company has no reason to believe that any nominee will be unavailable or will decline to serve. Unless otherwise instructed, the Proxy holders will vote the Proxies received by them IN FAVOR OF each of the nominees named below. The seven (7) candidates receiving the highest number of affirmative votes of all of the Votes Cast at the Annual Meeting will be elected. If any nominee is unable to or declines to serve as a director, the Proxies may be voted for a substitute nominee designated by the Nominating and Corporate Governance Committee.

Vote Required and Board Recommendation

The seven (7) nominees receiving the highest number of affirmative votes of the shares present in person or represented by Proxy and entitled to vote at the Annual Meeting shall be elected as directors of the Company.

The Board recommends that stockholders vote IN FAVOR OF the election of each of the following nominees to serve as directors of the Company.

Information with Respect to Director Nominees

Set forth below is information regarding the nominees.

Name	Age	Position(s) with the Company	Director Since
Robert W. Duggan	67	Director, Chairman and CEO	2007
Minesh P. Mehta, M.D.	53	Director	2008
David D. Smith, Ph.D.	41	Director	2008
Richard A. van den Broek	45	Director	2009
Robert F. Booth, Ph.D.	57	Director	2010
Roy C. Hardiman	51	Director	2010
Eric H. Halvorson	62	Director Nominee	

Business Experience of Directors

Mr. Duggan has been a member of our Board of Directors since September 2007 and has served as Chief Executive Officer since September 2008. Mr. Duggan served as Chairman of the Board of Directors of Computer Motion, Inc., a computerized surgical systems company, from 1990 to 2003 and Chief Executive Officer from 1997. Computer Motion was acquired by Intuitive

Surgical, Inc. in 2003. Mr. Duggan served on the Intuitive Surgical, Inc. Board from 2003 through March 2011. Mr. Duggan is the founder of the investment firm Robert W. Duggan & Associates. Mr. Duggan has been a private venture investor for more than 30 years and has participated as a director of, investor in, and advisor to numerous small and large businesses in the medical equipment, computer local and wide area network, PC hardware and software distribution, digital encryption, consumer retail goods and outdoor media communication industries. Mr. Duggan has also assisted in corporate planning, capital formation and management for his various investments. He received the Congressman's Medal of Merit and in 2000 he was named a Knight of the Legion of Honor by President Jacques Chirac. He is a member of the University of California at Santa Barbara Foundation Board of Trustees.

With over 9 years of combined service as Chief Executive Officer of two innovative health care companies and with a career spanning over 30 years as a venture investor and advisor for a broad range of companies, Mr. Duggan brings extensive expertise in vision, strategic development, planning, finance and management to our board.

Dr. Mehta was elected as a Director of the company in September 2008. Dr. Mehta is an internationally recognized expert in human clinical drug trial strategy, design and execution and has managed national and international trials of all sizes including International Phase 3 trials. He was Professor in the Department of Human Oncology at the University of Wisconsin's School of Medicine and Public Health from 2002-2010, including being the Program Leader of the Imaging and Radiation Sciences Program of the Paul P. Carbone Comprehensive Cancer Center (UWCCC). Dr. Mehta was Chairman of the Department of Human Oncology from 1997 to 2007. He has been a member of the Board of Directors of the American Society for Therapeutic Radiology and Oncology (ASTRO) since 2006 and Chair of the Radiation Therapy Oncology Group (RTOG) Brain Tumor Committee since 1998. From 1997 to 2001, he served as an ad-hoc member of the FDA's Technology Assessment Committee and from 2001 to 2005, he served on and eventually Chaired the FDA Radiological Devices Panel. He has more than 400 publications to his credit, especially in the areas of radiation therapy and translational and clinical cancer research. Dr. Mehta obtained his medical degree at the University of Zambia in 1981 and commenced his residency there at the Ndola Central Hospital. He moved to the University of Wisconsin, Madison, in 1984 and completed his residency in radiation oncology in 1988 when he took up an Assistant Professorship in Human Oncology, was promoted to Associate Professor and became the Director of the Radiation Oncology Residency Training Program. After serving as Vice-Chairman and Interim Chairman, Dr. Mehta became Chair of Human Oncology and also a Professor in the Department of Neurological Surgery. Dr. Mehta has authored over 70 clinical protocols. He is currently Professor of Radiation Oncology at Northwestern University, Chicago.

With his vast practical and academic oncology background, experience serving on several Scientific Advisory Boards and the experience gained from developing and managing a multi center radiotherapy academic-community system, Dr. Mehta provides our board with medical and scientific expertise as well as the benefit of his significant knowledge of all aspects of clinical drug trial strategy, design and execution.

Dr. Smith was elected as a Director of the company in October 2008. Dr. Smith is a professor of biostatistics at City of Hope, a cancer research hospital in Los Angeles and holds a B.A. in

Mathematics and a Ph.D. in Statistics. After his dissertation on integrating and synthesizing information in clinical and observational studies in oncology, he served as a Biostatistical Reviewer for the Division of Oncology Drug Products, U.S. Food and Drug Administration (FDA) for 3 years. During his tenure at the FDA, he reviewed more than 40 chemotherapy INDs and NDAs. He represented the FDA statistical perspective at five Oncologic Drugs Advisory Committee sessions, including three on the problems of missing data in outcomes research. After leaving the FDA in 2000, he went to City of Hope and the front lines of cancer research. While at City of Hope, he has designed and analyzed over 50 solid tumor and hematology protocols at all levels of development, from pre-clinical and marker discovery studies to Phase II/III trials. Dr. Smith has been a co-investigator on grants from the National Cancer Institute, National Institutes of Health, the American Cancer Society, the Susan G. Komen Breast Cancer Foundation and the Leukemia-Lymphoma Society. Dr. Smith is an author and coauthor of over 40 papers in peer-reviewed biostatistics, oncology, surgery, radiation, and immunology journals.

Dr. Smith provides our board with the benefit of his experience as an FDA reviewer and his continuing professional interactions with the FDA, including preparing correspondence and developing clinical trial methodology alongside FDA statisticians.

Mr. van den Broek joined the Company as a director in December 2009. Since 2004, Mr. van den Broek has been Managing Partner of HSMR Advisors, LLC, an investment fund focused on the biotechnology industry. From 2000 through 2003 he was a Partner at Cooper Hill Partners, LLC, an investment fund focused on the healthcare sector. Prior to that Mr. van den Broek had a ten year career as a biotech analyst, starting at Oppenheimer & Co., then Merrill Lynch, and finally at Hambrecht & Quist. Mr. van den Broek is a Director and member of the Strategy Committee of Strategic Diagnostics, Inc. and is a Director and member of the Remuneration Committee of Pharmaxis, Ltd., which is an Australia listed company. He is a graduate of Harvard University and is a Chartered Financial Analyst.

With his experience as a Partner in investment funds with investments in a wide variety of biotechnology and other healthcare companies and his years as a respected biotechnology analyst, Mr. van den Broek brings deep industry and financial expertise to our board.

Dr. Booth joined the Company as a director in December 2010. Dr. Booth is currently the Chief Executive Officer of Virobay, Inc., a drug discovery and development company. Dr. Booth was also the Executive Chairman of Virobay, Inc. from 2006 to 2010 and served concurrently as an Operating Partner and Senior Advisor at TPG Biotech, a venture capital company. From 2006 to 2007, Dr. Booth served as the acting Chief Scientific Officer of Galleon Pharmaceuticals, a company which is developing new therapeutics for diseases of the respiratory system. From 2002 to 2006, Dr. Booth was the Chief Scientific Officer at Celera Genomics, where he was responsible for leading all discovery and development activities. The therapeutic areas pursued by Celera included oncology, autoimmunity, respiratory diseases and thrombosis. Dr. Booth was Senior Vice President at Roche Bioscience from 1989 to 2002, and was responsible for research and early development activities in the therapeutic areas of inflammation, autoimmunity, respiratory diseases, transplantation, bone diseases and viral diseases. Dr. Booth was a member of the Global Research Management Team and a member of the Business Development Committee, which oversaw licensing opportunities for Roche. During his time at Roche, Dr. Booth managed R&D organizations in both the US and Europe. The Biology team for which Dr.

Booth was responsible in the U.K. discovered and contributed to the development of saquinavir, the first HIV protease inhibitor to be launched. This achievement was recognized by the winning of the Prix Galien for Roche. Dr. Booth is currently Chairman of the Scientific Advisory Board and a Board Observer at Galleon Pharmaceuticals and a member of the Scientific Advisory Board of ShangPharma and Elcelyx Therapeutics. Dr. Booth received his Ph.D. and B.Sc. from the University of London in the field of biochemistry.

With over 25 years of experience in biopharmaceutical companies in Europe and the USA as well as his experience with the venture capital industry, Dr. Booth brings extensive technical and business expertise to our board.

Mr. Hardiman joined the Company as a director in December 2010. Mr. Hardiman spent almost two decades with Genentech, Inc. in roles that included Vice President of Alliance Management in 2009, Vice President, Corporate Law from 2000 to 2009 and Director and Far East Representative, Business Development from 1998 to 2000. In these roles, Mr. Hardiman had accountability for all Genentech alliances, for jointly leading the Partnering Merger Transition Team and the Roche/Genentech Joint Business Committee and for leading all Genentech corporate law matters, including accountability for the legal relationship with Roche. Mr. Hardiman also chaired the Commercial Compliance Committee and the Environmental Sustainability and Compliance Committees at Genentech. Prior to joining Genentech, Mr. Hardiman was an attorney with the law firm, Morrison & Foerster. Mr. Hardiman also serves on the board of Woodlands, Inc., a private company. Mr. Hardiman has degrees in law, biology (biochemistry/molecular biology) and pharmacology.

With his experience in a wide variety of senior roles at Genentech, Mr. Hardiman provides our board with significant legal, transaction and compliance expertise.

Mr. Halvorson is a nominee for director of the Company. Mr. Halvorson has been Of Counsel to the law firm of Stowell, Zeilenga, Ruth, Vaughn & Treiger, LLP since 2010. Mr. Halvorson was President and Chief Operating Officer of Salem Communications Corporation from 2007 to 2008. He was Executive Vice President and Chief Operating Officer of Salem Communications Corporation from 1995 to 2000. Prior to becoming Chief Operating Officer, he was the company's Vice President and General Counsel for ten years. Mr. Halvorson was a member of the Board of Directors of Salem Communications Corporation from 1988 to 2008. He has been a member of the Board of Directors of Intuitive Surgical, Inc. since 2003. From 2000-2003, 2005-2007 and 2009-2011, Mr. Halvorson was Executive in Residence at Pepperdine University and Adjunct Professor of Law at Pepperdine Law School. From 2003-2005, Mr. Halvorson served as President and Chief Executive Officer of The Thomas Kinkade Company. He was a partner at Godfrey & Kahn, a law firm based in Milwaukee, Wisconsin, from 1976-1985. Mr. Halvorson holds a B.S. in Accounting from Bob Jones University and a J.D. from Duke University School of Law.

With his substantial business, financial, legal and operational experience developed from working in a broad assortment of fields, Mr. Halvorson's qualifications are of considerable importance to our board.

There are no family relationships among executive officers or directors of the Company.

Board Meetings, Independence, Committees and Compensation

Our Board has an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. During the fiscal year ended June 30, 2011, the Board held four (4) meetings. All directors attended at least 75% of the aggregate of all meetings of our Board and of the committees on which they served during the fiscal year ended June 30, 2011. Current and former committee membership is shown in the table below:

Current Directors:	Board	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Robert W. Duggan	Chairman			
Minesh P. Mehta, M.D.	Member	Member	Member	
David D. Smith, Ph.D.	Member	Member	Member	Member
Richard A. van den Broek	Member	Chairman	Chairman	Member
Robert F. Booth, Ph.D.	Member			Member
Roy C. Hardiman	Member			Chairman
Director Not Standing For Reelection:				
Gwen A. Fyfe, M.D.	Member			

Although the Company does not have a formal policy regarding attendance by members of the Board at its Annual Meeting, the Board encourages directors to attend. Four of the current Board Members attended our annual stockholder meeting in December 2010.

The Board has determined that, other than Mr. Duggan and Dr. Fyfe, all of the members of the Board during the fiscal year ended June 30, 2011, as well as Mr. Halvorson, were "independent" as that term is defined in the Nasdaq Marketplace Rules. Mr. Duggan is not considered independent because he is an executive officer of the Company and Dr. Fyfe is not considered independent because she received fees in excess of $120,000 from the Company within the last 12 months as payment for consulting services. The Board considered that Dr. David Smith received, prior to his appointment to the Audit Committee or the Compensation Committee, an option to purchase 1,100 shares of the Company's common stock, valued as of the grant date at less than $8,000, as compensation for consulting services rendered during fiscal 2010 and determined that he is still "independent" under the Nasdaq Marketplace rules. The Board has further determined that Richard A. van den Broek, David D. Smith and Minesh Mehta, who are members of the Company's Audit Committee, satisfy the more restrictive independence requirements for Audit Committee members set forth in United States securities laws. As required under applicable Nasdaq Marketplace Rules, the Company's independent directors meet regularly in executive session at which only they are present.

Audit Committee

The primary purpose of the Audit Committee is to oversee the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company. The Audit Committee is also charged with the review and approval of all related party transactions involving the Company. The Audit Committee acts pursuant to a written charter that has been adopted by the Board. A more complete description of the powers and responsibilities delegated to the Committee is set forth in the Audit Committee charter. The Board had determined that all of the members of the Audit Committee for the fiscal year ended June 30, 2011 were "independent" as that term is defined in Rule 4200(a)(15) of the Nasdaq Marketplace Rules. The Board has determined that Mr. van den Broek, the Audit Committee Chairman, is an "audit committee financial expert" as defined by Item 407(d)(5) of Regulation S-K of the Securities Act of 1933, as amended (the "Securities Act"). The Audit Committee held six (6) meetings during the fiscal year ended June 30, 2011.

Compensation Committee

The Compensation Committee reviews and approves the Company's general compensation policies, sets compensation levels for the Company's executive officers and administers the 2004 Plan and the Employee Stock Purchase Plan. The Compensation Committee has adopted a written charter. The Board had determined that all of the members of the Compensation Committee for the fiscal year ended June 30, 2011 were "independent" as that term is defined in the Nasdaq Marketplace Rules. The Compensation Committee held four (4) meetings during the fiscal year ended June 30, 2011.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance ("NCG") Committee establishes qualification standards for Board membership, identifies qualified individuals for Board membership and considers and recommends director nominees for approval by the Board and the stockholders. The NCG Committee has adopted a written charter. The NCG Committee considers suggestions from many sources, including stockholders, regarding possible candidates for director. The NCG Committee also takes a leadership role in shaping the corporate governance of the Company. The Board had determined that all of the members of the NCG Committee for the fiscal year ended June 30, 2011 were "independent" as that term is defined in the Nasdaq Marketplace Rules. The Nominating and Corporate Governance Committee held two (2) meetings during the fiscal year ended June 30, 2011.

Board Leadership Structure

Our governing documents provide the Board with flexibility to determine the appropriate leadership structure for the Board and the Company, including but not limited to whether it is appropriate to separate the roles of Chairman of the Board and Chief Executive Officer. In making these determinations, the Board considers numerous factors, including the specific needs and strategic direction of the Company and the size and membership of the Board at the time.

At this time, the Board believes that Mr. Duggan, the Company's Chief Executive Officer, is best situated to serve as Chairman of the Board because he is the director most familiar with the Company's business and most capable of effectively identifying strategic priorities and leading the discussion and execution of strategy. The Board also believes that combining the positions of Chairman of the Board and Chief Executive Officer is the most effective leadership structure for the Company at this time, as the combined position enhances Mr. Duggan's ability to provide insight and direction on strategic initiatives to both management and the Board, facilitating the type of information flow between management and the Board that is necessary for effective governance. Although the Board does not have a Lead Independent Director position, the Board believes that each incumbent director's and director nominee's knowledge of the Company and industry as a result of his or her years of service on the Board and in the industry, and the fact that, other than Mr. Duggan and Dr. Fyfe, each of the current directors, as well as Mr. Halvorson, is independent, the independent directors are able to provide appropriate independent oversight of management and to hold management accountable for the execution of strategy.

Board Role in Risk Oversight

Senior management is responsible for assessing and managing the Company's various exposures to risk on a day-to-day basis, including the creation of appropriate risk management programs and policies. The Board is responsible for overseeing management in the execution of its responsibilities and for assessing the Company's approach to risk management. The Board exercises these responsibilities periodically as part of its meetings and also through the Board's committees, each of which examines various components of enterprise risk as part of its responsibilities. Members of each committee report to the full Board as necessary at Board meetings regarding risks discussed by such committee. In addition, an overall review of risk is inherent in the Board's consideration of the Company's long-term strategies and in the transactions and other matters presented to the Board, including capital expenditures, acquisitions and divestitures, and financial matters.

Director Nomination and Communication with Directors

Criteria for Nomination to the Board

In evaluating director nominees, the NCG Committee considers the following factors:

- the appropriate size of the Board;
- the level of technical, scientific, operational, strategic and/or economic knowledge of the Company's business and industry;
- experience at the senior executive or board level of a public company;
- integrity and commitment to the highest ethical standards;
- whether the candidate possesses complimentary skills and background with respect to other Board members; and
- the ability to devote a sufficient amount of time to carry out the duties and responsibilities as a director.

In selecting the slate of nominees to be recommended by the NCG Committee to the Board, and in an effort to maintain a proper mix of directors that results in a highly effective governing body, the NCG Committee also considers such factors as the diverse skills and characteristics of all director nominees; the occupational, geographic and age diversity of all director nominees;

the particular skills and ability of each nominee to understand financial statements and finance matters generally; the particular skills and experience of each nominee in managing and/or assessing risk; community involvement of each nominee; and, the independence status of each nominee under the Nasdaq Marketplace Rules and applicable law and regulation.

The objective of the NCG Committee is to structure a Board that brings to the Company a variety of skills and perspectives developed through high-quality business and professional experience. In doing so, the NCG Committee also considers candidates with appropriate non-business backgrounds. Other than the foregoing, there are no stated minimum criteria for director nominees. The NCG Committee may, however, consider such other factors as it deems are in the best interests of the Company and its stockholders.

The NCG Committee identifies nominees by first evaluating the current members of the Board willing to continue in service. Current members of the Board with skills and experience that are relevant to the Company's business and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of the Board with that of obtaining new perspectives. If any member of the Board does not wish to continue in service, or if the NCG Committee decides not to nominate a member for re-election, the Committee will identify the desired skills and experience of a new nominee as outlined above, providing that the Board determines to fill the vacancy. To date, the Company has not engaged a third party to identify or evaluate or assist in identifying potential nominees, although the Company reserves the right to do so in the future.

Stockholder Proposals for Nominees and Other Communications

The NCG Committee will consider proposed nominees whose names are submitted to it by stockholders, providing that the stockholder has held Company stock at least one (1) year and holds a minimum of 1% of the Company's outstanding voting securities. If a stockholder wishes to suggest a proposed name for consideration, he or she must follow our procedures regarding the submission of stockholder proposals. Our amended and restated bylaws permit stockholders to nominate directors for election at our annual meeting of stockholders as long as stockholders provide the Company with proper notice of such nomination. Any notice of director nomination must meet all of the requirements contained in our bylaws and include other information required pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including the nominee's consent to serve as a director. Stockholders may send recommendations for director nominees or other communications to the Board or any individual director c/o Secretary, Pharmacyclics, Inc., 995 East Arques Avenue, Sunnyvale, California, 94085. All communications received are reported to the Board or the individual directors, as appropriate. For any stockholder to make a director nomination at the Company's 2012 annual meeting, the stockholder must follow the procedures which are described above under "Deadline for Receipt of Stockholder Proposals."

Code of Ethics and Committee Charters

The Board has also adopted a formal code of conduct that applies to all of our employees, officers and directors. The latest copy of our Code of Business Conduct and Ethics, as well as the Charters of the Audit Committee, the Compensation Committee and the Nominating and

Corporate Governance Committee of the Board are available in the "Investors & Media Corporate Governance" section of our website at www.pharmacyclics.com. Any person may obtain a copy of the Code of Business Conduct and Ethics, without charge, by writing to Pharmacyclics, Inc., 995 East Arques Avenue, Sunnyvale, California 94085, Attn: Secretary.

PROPOSAL TWO – APPROVAL OF INCREASE IN NUMBER OF AUTHORIZED SHARES OF COMMON STOCK

Proposed Amendment

The Board of Directors has adopted, subject to stockholder approval, an amendment to the Company's Amended and Restated Certificate of Incorporation in the form attached hereto as Annex A, to increase the Company's authorized number of shares of Common Stock from one hundred million (100,000,000) shares to one hundred fifty million (150,000,000) shares.

General Effect of the Amendment

The additional Common Stock to be authorized by adoption of the amendment would have rights identical to the currently outstanding Common Stock of the Company. Adoption of the proposed amendment would not affect the rights of the holders of currently outstanding Common Stock of the Company. The issuance of the additional shares of Common Stock pursuant to the proposed amendment, however, will have a dilutive effect on the earnings per share of the Company and the voting rights of current holders of Common Stock. If the amendment is adopted, it will become effective upon filing of a Certificate of Amendment of the Company's Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware.

Reasons for the Amendment

In addition to the 68,572,152 shares of Common Stock outstanding on October 14, 2011, the Company had outstanding options for the purchase of 6,971,086 shares of Common Stock, 2,944,962 shares available for grant under the 2004 Plan and 136,530 shares available for future purchase under the Employee Stock Purchase Plan. On October 25, 2011, the Board approved an amendment to the 2004 Plan that will increase the maximum number of shares available for issuance under the 2004 Plan by an additional 2,000,000 shares and on October 25, 2011, the Board approved an amendment to the Employee Stock Purchase Plan that will increase the maximum number of shares available for issuance under the Employee Stock Purchase Plan by an additional 500,000 shares.

The Board of Directors has evaluated the Company's financial needs and has determined that to have the flexibility necessary to use the Company's capital stock for future attractive business and financial purposes, the number of authorized shares of Common Stock should be increased to 150,000,000 shares. Upon stockholder approval of this proposed amendment, the additional shares might be used, without any further stockholder approval, for various purposes, including, without limitation, stock splits, stock dividends, raising capital, providing equity incentives to employees, officers or directors, establishing strategic relationships with other companies and expanding the Company's business or product lines through the acquisition of other businesses or products. To this end, the Company periodically enters into negotiations regarding potential strategic relationships and/or acquisitions of businesses or products. The Company currently has no specific plans with respect to the issuance of the additional authorized shares of Common Stock.

Potential Anti-Takeover Effect

The additional shares of Common Stock that would become available for issuance if the proposal were adopted could also be used by the Company to oppose a hostile takeover attempt or delay or prevent changes in control or management of the Company. For example, without further stockholder approval, the Board could strategically sell shares of Common Stock in a private transaction to purchasers who would oppose a takeover or favor the current Board. Although this proposal to increase the authorized Common Stock has been prompted by business and financial considerations and not by the threat of any hostile takeover attempt (nor is the Board currently aware of any such attempts directed at the Company), nevertheless, stockholders should be aware that approval of this Proposal Two could facilitate future efforts by the Company to deter or prevent changes in control of the Company, including transactions in which the stockholders might otherwise receive a premium for their shares over then current market prices.

Vote Required and Board Recommendation

The affirmative vote of the holders of a majority of the shares of Common Stock outstanding on the Record Date will be required to approve this amendment to the Company's Amended and Restated Certificate of Incorporation. As a result, abstentions and broker non-votes will have the same effect as negative votes.

The Board of Directors recommends that the stockholders vote IN FAVOR OF the amendment to the Company's Amended and Restated Certificate of Incorporation to increase the total number of authorized shares of the Company's common stock from 100,000,000 to 150,000,000.

PROPOSAL THREE – AMENDMENT TO THE PHARMACYCLICS 2004 EQUITY INCENTIVE AWARD PLAN

Stockholders are requested in this Proposal Three to approve an amendment to our 2004 Plan that will increase the maximum number of shares available for issuance under the 2004 Plan by an additional 2,000,000 shares.

The amendment was adopted by the Board on October 25, 2011. The Board believes that the increase in the share reserve is necessary in order to enable the Company to continue to attract and retain the highest caliber of employees, to link incentive rewards to Company performance, to encourage employee ownership in the Company and to align the interests of employees and directors with those of stockholders. In addition, on October 25, 2011, the Board also approved a number of other changes to the 2004 Plan to take effect following the Annual Meeting. The additional changes relate primarily to two issues: (i) the first area of changes relate to Internal Revenue Code Section 409A because many of the awards under the 2004 Plan could be regarded as a form of deferred compensation, and Internal Revenue Code Section 409A provides strict rules regarding the timing of the receipt of deferred compensation and imposes substantial penalties on the award recipient if Internal Revenue Code Section 409A is not satisfied, and (ii) the second area of changes relate to a clawback provision of awards granted to executive officers in certain circumstances as proscribed in the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 or Dodd-Frank Act, if subsequent to the date of grant the Company is required to restate prior period financial statements and any incentive-based compensation was paid out based on such erroneous financial information. As a result of such changes, the Company is attaching as Annex B hereto, a copy of the Amended and Restated 2004 Plan, inclusive of such changes and the increase in shares authorized under the 2004 Plan.

The Company has reserved an aggregate of 9,100,000 shares of our Common Stock for issuance under the 2004 Plan. All such shares were approved by our stockholders. As of September 30, 2011, there were 6,833,037 shares to be issued upon exercise of outstanding options with 3,116,419 shares remaining for grant under the 2004 Plan. The weighted average exercise price of all outstanding options is $5.10 and the weighted average remaining term of all options is 7.58 years. On October 14, 2011, the closing selling price per share of Common Stock on NASDAQ was $13.05 per share.

There have been no stock option grants to our Chief Executive Officer, Robert W. Duggan. For information regarding stock option grants to our named executive officers for the fiscal year ended June 30, 2011, see the section entitled "Executive Compensation."

Vote Required and Board Recommendation

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting will be required to approve the amendment of the 2004 Plan. Abstentions will be counted towards the tabulation of Votes Cast and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for any purposes in determining whether this matter has been approved.

The Board of Directors recommends that the stockholders vote IN FAVOR OF adoption of the amendment of the 2004 Plan.

A summary of the key features, other than the amendments described above, of the 2004 Plan, as amended through October 25, 2011, is outlined below. This summary is not a complete description of all the provisions of the 2004 Plan and is therefore qualified by reference to the 2004 Plan. Any stockholder of the Company who wishes to obtain a copy of the actual 2004 Plan may do so upon written request to the Secretary of the Company at the Company's principal offices in Sunnyvale, California.

Purpose

The 2004 Plan allows the Company to provide employees, consultants and members of the Company's Board who are selected to receive awards under the 2004 Plan the opportunity to acquire an equity interest in the Company. The Board believes that equity incentives are a significant factor in attracting and motivating eligible persons whose present and potential contributions are important to the Company.

Key Provisions

The following is a summary of the key provisions of the 2004 Plan:

Plan Termination Date:	September 17, 2014
Eligible Participants:	Employees, directors and consultants of the Company (except that only employees are eligible for Incentive Stock Options)
Shares Authorized:	2,000,000 plus any shares previously authorized and available for issuance under the 2004 Plan.
Restricted Stock/Full Value Award Limit:	The reserved shares shall be reduced by 1.38 shares for every restricted stock, performance share, restricted stock unit, deferred stock, or other full value award
Award Types:	(1) Incentive stock options (2) Nonstatutory stock options (3) Restricted Stock (4) Stock Appreciation Rights (5) Performance Shares (6) Deferred Stock (7) Restricted Stock Units (8) Dividend Equivalents (9) Performance Stock Units (10) Stock Payment Awards (11) Performance Bonus Awards (12) Performance-Based Awards (13) Other Stock-Based Awards
Grant Limits Per Person Per Year:	Stock Options/SARs: 1,000,000
Vesting:	Determined by Compensation Committee
Not Permitted:	Repricing of stock options without stockholder approval
Incentive Stock Option Limit:	No more than 5,000,000 shares may be issued pursuant to incentive stock options

Eligibility

Company employees are eligible to receive all types of awards approved under the 2004 Plan. Directors and consultants of the Company are eligible to receive all types of approved awards except for incentive stock options. The Compensation Committee or its delegate will determine which employees and consultants will receive awards under the 2004 Plan. As of September 30, 2011, approximately 93 employees, including seven executive officers, were eligible to participate in the 2004 Plan.

Awards

Awards under the 2004 Plan may be designed to constitute "performance-based compensation" for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended, or discretionary. Specifically, at the Compensation Committee's discretion, it may condition the grant or vesting of awards on the attainment of individual or company-wide performance goals. In doing so, the Compensation Committee may select performance factors based on measures, including the criteria noted below, for purposes of determining whether performance goals relating to awards have been satisfied:

- revenue;
- achievements of specified milestones in the discovery and development of one or more of the Company's products;
- achievement of specified milestones in the commercialization of one or more of the Company's products;
- expense targets;
- personal management objectives;
- share price (including, but not limited to, growth measures and total stockholder returns);
- net earnings (either before or after interest, taxes, depreciation and amortization);
- net losses;
- operating earnings;
- operating cash flow;
- return on net assets;
- return on stockholders' equity;
- return on assets;
- return on capital;
- gross or net profit margin;
- earnings per share; and
- market share.

The above criteria may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group.

Non-Employee Director Stock Options

Under the 2004 Plan, our non-employee Directors will receive annual, automatic, non-discretionary grants of nonqualified stock options.

Each new non-employee Director will receive an option to purchase 30,000 shares as of the date he or she first becomes a non-employee Director. This option grant vests in equal annual installments over (5) years. In addition, on the date of each annual meeting, each individual re-elected as a non-employee Director will receive an automatic option grant to purchase an additional 7,500 shares of our Common Stock, provided such individual has served as a director for at least six (6) months prior to the grant. This option grant vests in equal monthly installments over twelve (12) months following the date of grant. Upon a non-employee Director's termination of membership on the Board due to death or disability, his or her options shall immediately vest in full and the Company's repurchase right shall lapse in its entirety.

The exercise price of each option granted to a non-employee Director will be equal to 100% of the fair market value on the date of grant of the shares covered by the option. Options will have a maximum term of ten (10) years measured from the grant date, subject to termination in the event of the optionee's cessation of Board service. The 2004 Plan provides that the optionee will have a thirty-six (36) month period following a cessation of Board service in which to exercise any outstanding vested options. Each option will be immediately exercisable for any or all of the option shares. However, any shares purchased under the option will be subject to repurchase by the Company, at the exercise price paid per share, upon the optionee's cessation of Board service prior to vesting in those shares.

Adjustment Provisions

In the event of a stock dividend, recapitalization, stock split, reorganization, merger, spin-off, repurchase or exchange of the Company's Common Stock or similar event affecting the Common Stock, the Compensation Committee shall adjust the number and kind of shares granted under the 2004 Plan, as well as the number and kind of shares subject to outstanding awards and the grant or exercise price of outstanding awards.

Change in Control

In the event of a "change in control" of the Company, each outstanding award under the 2004 Plan shall automatically be vested with respect to fifty percent (50%) of the unvested shares of Common Stock. To the extent the remaining fifty percent (50%) of unvested awards are not assumed or replaced by the successor corporation, they will also be accelerated. However, if the successor corporation assumes or provides a replacement award, then the remaining fifty percent (50%) of unvested awards will not automatically vest; provided that if the participant is terminated for reasons other than "misconduct" during the twelve (12) month period following the change in control, then the remaining fifty percent (50%) of such participant's award will immediately vest and become exercisable. The acceleration of an award in the event of an acquisition or similar corporate event may be viewed as an anti-takeover provision, which may have the effect of discouraging a proposal to acquire or otherwise obtain control of the Company.

Stock Options

The exercise price of all stock options granted under the 2004 Plan may not be less than the fair market value of the Company's Common Stock on the date of grant and no stock option will be exercisable more than ten (10) years after the date it is granted. The Compensation Committee will determine at the time of grant when each stock option becomes exercisable. Payment of the exercise price of a stock option may be in cash, Common Stock owned by the participant or by a combination of cash and Common Stock. The Company may require, prior to issuing Common Stock under the 2004 Plan, that the participant remit an amount in cash or Common Stock sufficient to satisfy tax withholding requirements.

Restricted Stock and Other Full Value Awards

Except with respect to a maximum of 5% of the shares authorized for issuance, any awards of restricted stock, restricted stock units, deferred stock, dividend equivalent rights or other stock-based awards that vest on the basis of a participant's continuous active service with the Company will not provide for vesting that is any more rapid than annual pro rata vesting over a three (3) year period and any awards of restricted stock, deferred stock, restricted stock units or performance share awards that provide for vesting upon the attainment of performance goals shall provide for a minimum vesting period of at least twelve (12) months.

Restrictions on Transfer

An optionee may only transfer an incentive stock option by will or by the laws of descent and distribution. During the lifetime of the optionee, only the optionee may exercise an incentive stock option. Nonstatutory stock options are transferable only to the extent provided in the individual option agreement. An optionee may designate a beneficiary who may exercise the option following the optionee's death. Shares subject to repurchase by the Company under an early exercise stock purchase agreement may be subject to restrictions on transfer that the Board deems appropriate. Rights under a restricted stock or restricted stock unit agreement will be transferred only if expressly authorized by the terms of the applicable purchase agreement.

Termination of Employment

Upon termination of a participant's employment, a participant has a limited period of time in which to exercise outstanding stock options for any shares in which the participant is vested at that time. This period will be specified by the Compensation Committee, need not be uniform among all options issued under the 2004 Plan, and may reflect distinctions based on the reasons for termination of employment. All outstanding awards will be forfeited to the Company to the extent they are not vested when the participant terminated employment.

Administration

Under Section 162(m) of the Internal Revenue Code (the "Code"), grants may be made only by a committee comprised solely of two (2) or more directors eligible to serve as a committee making awards qualified as performance-based compensation. The Compensation Committee will select the employees of the Company who shall receive awards, determine the number of shares covered thereby, and establish the terms, conditions and other provisions of the grants. The Compensation Committee may interpret the 2004 Plan and establish, amend and rescind any rules relating to the 2004 Plan. The Compensation Committee may delegate all or part of its responsibilities to anyone it selects.

No Repricing of Options

The 2004 Plan does not permit the Board, without stockholder approval, to amend the terms of any outstanding award under the 2004 Plan to reduce its exercise price or cancel and replace any outstanding award with grants having a lower exercise price.

New Plan Benefits

Under the 2004 Plan, the Company's Named Executive Officers have received the following option grants: Robert W. Duggan, Chairman and Chief Executive Officer has not received any option grants, Rainer M. Erdtmann, Vice President, Finance and Administration, has received options to purchase 383,000 shares since February 2009, Eric E. Hedrick, M.D., Vice President, Oncology Development, has received options to purchase 290,000 shares since June 2010, David J. Loury, Ph.D., Chief Scientific Officer has received options to purchase 730,000 shares since May 2006, Mahkam Zanganeh, D.D.S., MBA, Chief of Staff & Vice President, Business Development, has received options to purchase 525,000 shares since September 2008, and Ahmed Hamdy, M.D., Former Chief Medical Officer, has received options to purchase 360,000 shares since March 2009. All of the Company's executive officers as a group have received options to purchase an aggregate of 3,524,934 shares under the 2004 Plan. Total grants under the 2004 Plan, excluding the above grants to the Company's executive officers, were 9,906,814 through October 14, 2011.

The Company's non-employee directors as a group are eligible to receive grants under the 2004 Plan, as described under "Director Compensation." Under the 2004 Plan, the director nominees standing for election at the Annual Meeting have received the following option grants: Richard A. van den Broek has received options to purchase 70,211 shares; Minesh P. Mehta, M.D. has received options to purchase 45,533 shares; David D. Smith, Ph.D. has received options to purchase 159,903 shares; Robert F. Booth, Ph.D. has received options to purchase 37,858 shares, Roy C. Hardiman has received options to purchase 37,858 shares and Eric H. Halvorson has not received any options to purchase shares. Gwen A. Fyfe, M.D., a current director not standing for reelection, has received options to purchase 38,521 shares in connection with her Board services and 330,000 shares in connection with her consulting services. Under the 2004 Plan, the current non-employee directors as a group have received options to purchase an aggregate of 719,884 shares.

All other future grants under the 2004 Plan are within the discretion of the Board of Directors or the Compensation Committee and the benefits of such grants are, therefore, not determinable.

Duration, Amendment and Termination

Without stockholder approval or ratification, the Board may suspend or terminate the 2004 Plan at any time or from time to time. The 2004 Plan will terminate on September 17, 2014, unless terminated sooner. The Board may also amend the 2004 Plan at any time or from time to time. However, no amendment will be effective unless approved by the stockholders of the Company if such amendment (i) increases the number of shares of Common Stock reserved for issuance under the 2004 Plan, (ii) permits the Committee to grant options with an exercise price less than Fair Market Value on the date of grant, (iii) expands the class of eligible participants under the 2004 Plan, (iv) materially increases the benefits available under the 2004 Plan, (v) is an amendment for which stockholder approval is necessary in order for the 2004 Plan to satisfy Section 422 of the Code, Rule 16b-3 of the Exchange Act, or any applicable Nasdaq Stock Market or securities exchange listing requirements, (vi) changes the granting corporation, or (vii) changes the type of stock. The Board may submit any other amendment to the 2004 Plan for stockholder approval, including but not limited to amendments intended to satisfy the requirements of Section 162(m) of the Code regarding excluding performance-based compensation from the limitation on the deductibility of compensation paid to certain employees.

Federal Income Tax Information

The following is a general summary under current law of the material federal income tax consequences to us and participants in the 2004 Plan with respect to the grant and exercise of awards under the 2004 Plan. The summary does not discuss all aspects of income taxation that may be relevant to a participant in light of his or her personal investment circumstances. This summarized tax information is not tax advice. We advise all participants to consult their own tax advisor as to the specific tax consequences of participating in the 2004 Plan.

Incentive Stock Options. Incentive stock options under the 2004 Plan are intended to be eligible for the favorable tax treatment accorded "incentive stock options" under the Code. There generally are no federal income tax consequences to the optionee or the Company by reason of the grant or exercise of an incentive stock option. However, the exercise of an incentive stock option may increase the optionee's alternative minimum tax liability, if any.

If an optionee holds stock acquired through exercise of an incentive stock option for at least two (2) years from the date on which the option is granted and at least one (1) year from the date on which the shares are transferred to the optionee upon exercise of the option, any gain or loss on a disposition of such stock will be treated for tax purposes as long-term capital gain or loss.

Generally, if the optionee disposes of the stock before the expiration of either of these holding periods (a "disqualifying disposition"), then at the time of disposition the optionee will realize taxable ordinary income equal to the lesser of (a) the excess of the stock's fair market value on the date of exercise over the exercise price, or (b) the optionee's actual gain, if any, on the purchase and sale. The optionee's additional gain (or any loss) upon the disqualifying disposition will be a capital gain (or loss), which will be long-term or short-term depending on whether the stock was held for more than one (1) year.

To the extent the optionee recognizes ordinary income by reason of a disqualifying disposition, the Company will generally be entitled to a corresponding business expense deduction in the tax year in which the disqualifying disposition occurs.

Nonstatutory Stock Options, Restricted Stock Awards, Restricted Stock Units, and Deferred Stock. Nonstatutory stock options, restricted stock awards, restricted stock units and deferred stock granted under the 2004 Plan generally have the following federal income tax consequences:

There are no tax consequences to the participant or the Company by reason of the grant of a nonstatutory stock option. Upon exercise of the option, the participant ordinarily will recognize taxable ordinary income equal to the excess, if any, of the stock's fair market value on the exercise date over the exercise price. If the stock received pursuant to the exercise is subject to further vesting requirements, the taxable event will be delayed until the vesting restrictions lapse unless the participant elects under Section 83(b) of the Code to be taxed on receipt of the stock.

There are no tax consequences to the participant or the Company by reason of the grant of restricted stock, restricted stock units or deferred stock awards. The participant ordinarily will recognize taxable ordinary income equal to the excess, if any, of the stock's fair market value over the purchase price, if any, when such award vests. Under certain circumstances, the participant may be permitted to elect under Section 83(b) of the Code to be taxed on the grant date.

With respect to employees, the Company is generally required to withhold from regular wages or supplemental wage payments an amount based on the ordinary income recognized. The Company will generally be entitled to a business expense deduction equal to the taxable ordinary income realized by the participant.

Upon disposition of the stock, the participant will generally recognize a capital gain or loss equal to the difference between the selling price and the sum of the amount paid for such stock (if any) plus any amount recognized as ordinary income upon acquisition (or vesting) of the stock. Such gain or loss will be long-term or short-term depending on whether the stock was held for more than one (1) year.

Stock Appreciation Rights. No taxable income is generally recognized upon the receipt of a SAR, but upon exercise of the SAR, the fair market value of the shares (or cash in lieu of shares) received generally will be taxable as ordinary income to the recipient in the year of such exercise. The Company generally will be entitled to a compensation deduction for the same amount which the recipient recognizes as ordinary income.

Performance Shares and Performance Stock Units. A participant who has been granted a performance award generally will not recognize taxable income at the time of grant, and the Company will not be entitled to a deduction at that time. When an award is paid, whether in cash or common shares, the participant generally will recognize ordinary income, and the Company will be entitled to a corresponding deduction.

Stock Payments and other Stock-Based Awards. A participant who receives a stock payment in lieu of a cash payment that would otherwise have been made will generally be taxed as if the cash payment has been received, and the Company generally will be entitled to a deduction for the same amount.

PROPOSAL FOUR - AMENDMENT TO THE EMPLOYEE STOCK PURCHASE PLAN

Stockholders are requested in this Proposal Four to approve the amendment to the Employee Stock Purchase Plan to increase the maximum number of shares available for issuance under the Employee Stock Purchase Plan by an additional 500,000 shares.

The Amendment to the Employee Stock Purchase Plan was adopted by the Board on October 25, 2011. Amendments described below will be effective with the commencement of the next offering period. The Board believes that the above amendments are necessary in order to enable the Company to continue a program of stock ownership for the Company's employees and to provide them with a meaningful opportunity to acquire an equity interest in the Company and thereby encourage such individuals to remain in the Company's service and more closely align their interests with those of the stockholders. In addition, on October 25, 2011, the Board also approved a number of other changes, primarily as follows:

i. to provide that if a Participant receives a hardship distribution from the Corporation's qualified cash or deferred arrangement, such Participant shall be unable to resume participation in the Employee Stock Purchase Plan for the later of six months following the hardship distribution or the terms of the qualified cash or deferred arrangement;

ii. to provide that the accrual limitation of $25,000 worth of Common Stock per year is an annual limitation with no carry-forward from prior years; and

iii. to provide that the Employee Stock Purchase Plan may not be further amended without stockholder approval for amendments with respect to changing the granting corporation or the stock available for purchase.

As a result of such changes, the Company is attaching as Annex C hereto, a copy of the Amended and Restated Employee Stock Purchase Plan, inclusive of such changes and the increase in shares authorized under the Employee Stock Purchase Plan.

Prior to the amendment to the Employee Stock Purchase Plan, we reserved an aggregate of 1,000,000 shares of our Common Stock for issuance under the Employee Stock Purchase Plan and all such shares were approved by our stockholders. As of October 14, 2011, a total of 863,470 shares had been issued under the Employee Stock Purchase Plan and 136,530 shares were available for future issuance (not including the 500,000 share increase).

Vote Required and Board Recommendation

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote on this proposal at the Annual Meeting is required for approval of the amendment to the Employee Stock Purchase Plan. Abstentions will be counted towards the tabulation of Votes Cast and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for any purposes in determining whether this matter has been approved.

The Board of Directors recommends that the stockholders vote IN FAVOR OF the amendment to the Employee Stock Purchase Plan.

A summary of the key features, other than the amendments described above, of the Employee Stock Purchase Plan, as amended through October 25, 2011, is outlined below. This summary is not a complete description of all the provisions of the Employee Stock Purchase Plan and is therefore qualified by reference to the Employee Stock Purchase Plan. Any stockholder of the Company who wishes to obtain a copy of the actual Employee Stock Purchase Plan document may do so upon written request to the Secretary of the Company at the Company's principal offices in Sunnyvale, California.

Purpose

The Employee Stock Purchase Plan allows the Company to provide employees with the opportunity to acquire an equity interest in the Company. The Board believes that equity incentives are a significant factor in attracting and motivating eligible persons whose present and potential contributions are important to the Company.

The rights to purchase common stock granted under the Employee Stock Purchase Plan are intended to qualify as options issued under an "employee stock purchase plan" as that term is defined in Section 423 (b) of the Internal Revenue Code.

Administration

The Employee Stock Purchase Plan is administered by the Compensation Committee of the Board. Such committee, as Plan Administrator, will have full authority to adopt such rules and procedures as it may deem necessary for proper plan administration and to interpret the provisions of the Employee Stock Purchase Plan. All costs and expenses incurred in plan administration will be paid by the Company without charge to participants.

Offering Periods and Purchase Periods

The Employee Stock Purchase Plan is comprised of a series of successive offering periods, each with a maximum duration (not to exceed twenty-four (24) months) designated by the Plan Administrator prior to the start date. The current offering period began on November 2, 2009 and will end on October 31, 2011, and the next offering period is scheduled to commence on the first business day of November 2011 (the "next offering period"). On and after the first day of the next offering period, if the fair market value of a share of our Common Stock (except the final scheduled purchase date of the offering period) is lower than the fair market value of a share of our Common Stock on the first day of the offering period in which the purchase date occurs, then the offering period in progress will end immediately following the close of trading on such purchase date and a new offering period will begin on the next subsequent business day of May or November, as applicable.

Shares will be purchased during the offering period at successive semi-annual intervals. Each such interval will constitute a purchase period. Purchase periods under the Employee Stock Purchase Plan will begin on the first business day in May and November each year and end on the last business day in the immediately succeeding October and April, respectively, each year. The current purchase period began on May 2, 2011 and will end on October 31, 2011.

Eligibility

Any individual who customarily works more than twenty (20) hours per week for more than five (5) months per calendar year in the employ of the Company or any participating affiliate will become eligible to participate in an offering period on the start date of any purchase period (within that offering period). The date such individual enters the offering period will be designated his or her entry date for purposes of that offering period.

Participating affiliates include any parent or subsidiary corporations of the Company, whether now existing or hereafter organized, that elect, with the approval of the Plan Administrator, to extend the benefits of the Employee Stock Purchase Plan to their eligible employees.

As of September 30, 2011 approximately 93 employees, including seven executive officers, were eligible to participate in the Employee Stock Purchase Plan.

Purchase Provisions

Each participant will be granted a separate purchase right for each offering period in which he or she participates. The purchase right will be granted on his or her entry date into that offering period and will be automatically exercised on the last business day of each purchase period within that offering period on which he or she remains an eligible employee.

Each participant may authorize period payroll deductions in any multiple of 1% of his or her total cash earnings per pay period, up to a maximum of ten percent (10%); provided, however, that on and after the first day of the next offering period, such maximum payroll deduction shall be increased to twenty percent (20%).

On the last business day of each purchase period, the accumulated payroll deductions of each participant will automatically be applied to the purchase of whole shares of Common Stock at the purchase price in effect for the participant for that purchase period.

Purchase Price

The purchase price per share at which Common Stock will be purchased by the participant on each purchase date within the offering period will be equal to eighty-five percent (85%) of the lower of (i) the fair market value per share of Common Stock on the participant's entry date into that offering period or (ii) the fair market value per share of Common Stock on the purchase date.

Valuation

The fair market value per share of Common Stock on any relevant date will be deemed equal to the closing selling price per share on such date on the NASDAQ Stock Market LLC. On October 14, 2011, the closing selling price per share of Common Stock on NASDAQ was $13.05 per share.

Special Limitations

The Employee Stock Purchase Plan imposes certain limitations upon a participant's rights to acquire Common Stock, including the following limitations:

(i) No purchase right may be granted to any individual who owns stock (including stock purchasable under any outstanding purchase rights) possessing 5% or more of the total combined voting power or value of all classes of stock of the Company of any of its affiliates.

(ii) No purchase right granted to a participant may permit such individual to purchase Common Stock at a rate greater than $25,000 worth of such Common Stock (valued at the time such purchase right is granted) for each calendar year the purchase right remains outstanding at any time.

(iii) The maximum number of shares of our Common Stock purchasable per participant on any purchase date may not exceed 10,000 shares.

Reduction of Payroll Deductions

The participant may at any time during a participation period reduce his or her rate of payroll deduction to become effective as soon as possible after filing the requisite forms with the plan administrator. Prior to the first day of the next offering period, the participant may not effect more than one reduction per participation period. On and after the first day of the next offering period, the participant may reduce his or her rate of payroll deduction without limitation as to the maximum number of reductions allowed.

Termination of Purchase Rights

The purchase right will immediately terminate upon the participant's loss of eligible employee status or upon his or her affirmative withdrawal from the offering period. Upon a loss of eligible employee status, the payroll deductions collected for the purpose period in which the purchase right terminates will be immediately refunded. Upon an eligible employee's affirmative withdrawal from the offering period, the payroll deductions collected for the purchase period in which the purchase right terminates may, at the participant's election, be immediately refunded or applied to the purchase of Common Stock at the end of that purchase period.

Stockholder Rights

No participant will have any stockholder rights with respect to the shares of Common Stock covered by his or her purchase right until the shares are actually purchased by the participant. No adjustment will be made for dividends, distributions or other rights for which the record date is prior to the date of such purchase.

Assignability

No purchase right will be assignable or transferable other than in connection with the participant's death, pursuant to a divorce or a domestic relations order or as otherwise required by law and will be exercisable only by the participant during his or her lifetime.

Effect of Acquisition of the Company

Should the Company be acquired by merger or asset sale during an offering period, all outstanding purchase rights will automatically be exercised immediately prior to the effective date of such acquisition. The purchase price will be 85% of the lower of (i) the fair market value per share of Common Stock on the participant's entry date into that offering period or (ii) the fair market value per share of Common Stock immediately prior to such acquisition.

Amendment and Termination of the Employee Stock Purchase Plan

The Employee Stock Purchase Plan will terminate upon the earliest to occur of (i) the date on which all available shares are issued or (ii) the date on which all outstanding purchase rights are exercised in connection with an acquisition of the Company.

The Board of Directors may at any time alter, suspend or discontinue the Employee Stock Purchase Plan. However, the Board of Directors may not, without stockholder approval, (i) materially increase the number of shares issuable under the Employee Stock Purchase Plan or the number purchasable per participant on any one purchase date, except in connection with certain changes in the Company's capital structure, (ii) alter the purchase price formula so as to reduce the purchase price, (iii) materially increase the benefits accruing to participants or (iv) materially modify the requirements for eligibility to participate in the Employee Stock Purchase Plan.

New Plan Benefits

The amounts of future stock purchases under the Employee Stock Purchase Plan are not determinable because, under the terms of the Employee Stock Purchase Plan, purchases are based upon elections made by participants. Future purchase prices are not determinable because they are based upon fair market value of our common stock. The following table shows the participation in the Purchase Plan by our named executive officers:

Name	**Number of shares purchased through October 14, 2011**	**Currently participating in the Purchase Plan?**
Robert W. Duggan	-	No
Mahkam Zanganeh, D.D.S., MBA	3,168	No
David J. Loury, Ph.D.	25,980	Yes
Rainer M. Erdtmann	22,246	Yes
Eric E. Hedrick, M.D.	2,814	Yes
Ahmed Hamdy, M.D.	11,966	No

Federal Tax Consequences

Rights granted under the Employee Stock Purchase Plan are intended to qualify for favorable federal income tax treatment associated with rights granted under an employee stock purchase plan that qualifies under the provisions of Section 423 of the Internal Revenue Code.

A participant will be taxed on amounts withheld for the purchase of shares of common stock as if such amounts were actually received. Other than this, no income will be taxable to a participant until disposition of the acquired shares, and the method of taxation will depend upon the holding period of the acquired shares.

If the stock is disposed of at least two years after the participant's entry date into the offering period in which such shares of stock were acquired and at least one year after the stock is transferred to the participant, then the lesser of (i) the excess of the fair market value of the stock at the time of such disposition over the exercise price or (ii) 15% of the fair market value of the stock as of the participant's entry date into that offering period will be treated as ordinary income. Any further gain or any loss will be taxed as a long-term capital gain or loss. Such capital gains currently are generally subject to lower tax rates than ordinary income.

If the stock is sold or disposed of before the expiration of either of the holding periods described above, then the excess of the fair market value of the stock on the exercise date over the exercise price will be treated as ordinary income at the time of such disposition. The balance of any gain will be treated as a capital gain. Even if the stock is later disposed of for less than its fair market value on the exercise date, the same amount of ordinary income is attributed to the participant, and a capital loss is recognized equal to the difference between the sales price and the fair market value of the stock on such exercise date. Any capital gain or loss will be short-term or long-term, depending on how long the stock has been held.

There are no federal income tax consequences to the Company by reason of the grant or exercise of rights under the Employee Stock Purchase Plan. The Company is entitled to a deduction to the extent amounts are taxed as ordinary income to a participant (subject to the requirement of reasonableness and the satisfaction of tax reporting obligations).

The foregoing is only a brief summary of the effect of U.S. federal income taxation upon the participant and the Company with respect to the issuance and exercise of options under the Employee Stock Purchase Plan. It does not purport to be complete, and does not discuss the tax consequences of a participant's death or the income tax laws of any municipality, state or foreign country in which the participant may reside.

PROPOSAL FIVE - ADVISORY RESOLUTION REGARDING EXECUTIVE COMPENSATION

The recently enacted Dodd-Frank Act and Section 14A of the Exchange Act enables stockholders to vote to approve, on an advisory, non-binding basis, the compensation of the named executive officers as disclosed in this Proxy Statement in accordance with the SEC's rules.

As described in detail under the heading "Executive and Director Compensation – Compensation Discussion and Analysis," the Company's executive compensation is designed to (i) pay our executive officers for performance and (ii) provide a compensation package competitive with the compensation paid to employees with similar responsibilities and experience at companies of comparable size, capitalization, and complexity in the biotechnology and pharmaceutical industries in the United States, in order to ensure the Company's continued ability to hire and retain superior employees in key positions, while balancing an amount and structure that is efficient and affordable for the Company. Please read the "Compensation Discussion and Analysis" for additional details about the Company's executive compensation programs, including information about the fiscal year 2011 compensation of the named executive officers.

We are asking stockholders to indicate their support for the compensation of the executive officers named in the "Summary Compensation Table" included in this Proxy Statement (referred to as the "Named Executive Officers"). This proposal, commonly known as a "say-on-pay" proposal, gives stockholders the opportunity to express their views on the Named Executive Officers' compensation. Accordingly, we will ask stockholders to vote "FOR" the following resolution at the Meeting:

> "RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the Named Executive Officers, as disclosed in the Company's Proxy Statement for the 2011 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the June 30, 2011 Summary Compensation Table and the other related tables and disclosure."

The say-on-pay vote is advisory, and therefore not binding on the Company, the Compensation Committee or our Board of Directors. The Board of Directors and the Compensation Committee value the opinions of our stockholders and to the extent there is any significant vote against the Named Executive Officer compensation as disclosed in this proxy statement, we will consider our stockholders' concerns and the Compensation Committee will evaluate whether any actions are necessary to address those concerns.

The approval of this resolution requires the affirmative vote of a majority of the votes cast at the Meeting. While this vote is required by law, it will neither be binding on the Company or the Board, nor will it create or imply any change in the fiduciary duties of, or impose any additional fiduciary duty on, the Company or the Board.

Recommendation

THE COMPANY'S BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ADVISORY RESOLUTION REGARDING THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS.

PROPOSAL SIX - ADVISORY VOTE ON THE FREQUENCY OF AN ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Dodd-Frank Act and Section 14A of the Exchange Act also enables stockholders to indicate how frequently we should seek an advisory vote on the compensation of the Named Executive

Officers, as disclosed pursuant to the SEC's compensation disclosure rules, such as relates to Proposal Five included elsewhere in this Proxy Statement. By voting on this Proposal, stockholders may indicate whether they would prefer an advisory vote on Named Executive Officer compensation once every one, two, or three years.

After careful consideration of this Proposal, the Board of Directors has determined that an advisory vote on executive compensation that occurs every year, or annually, is the most appropriate alternative for the Company, and therefore the Board of Directors recommends that you vote for an annual interval for the advisory vote on executive compensation. We believe that an annual vote allows for input from stockholders on the most frequent basis. As such, an annual vote would likely foster more robust dialogue between the Board of Directors and our stockholders. You may cast your vote on your preferred voting frequency by choosing the option of one year, two years, three years or abstain from voting when you vote in response to this Proposal. The option of one year, two years or three years that receives the highest number of votes cast by stockholders will be the frequency for the advisory vote on executive compensation that has been selected by stockholders. However, because this vote is advisory and not binding on the Board of Directors or the Company in any way, the Board may decide that it is in the best interests of stockholders and the Company to hold an advisory vote on executive compensation more or less frequently than the option approved by our stockholders.

Recommendation

THE COMPANY'S BOARD OF DIRECTORS RECOMMENDS A VOTE FOR A VOTE EVERY ONE YEAR ON THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS.

PROPOSAL SEVEN - RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has selected the firm of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2012, and has further directed that management submit the selection of the independent registered public accounting firm for ratification by the stockholders at the Annual Meeting. PricewaterhouseCoopers LLP has audited the Company's financial statements since 1993. A representative of PricewaterhouseCoopers LLP is expected to be present at the Annual Meeting to respond to appropriate questions, and will be given the opportunity to make a statement if he or she so desires.

Stockholder ratification of the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm is not required by law or the Company's bylaws or otherwise. However, the Board is submitting the selection of PricewaterhouseCoopers LLP to the stockholders for ratification as a matter of good corporate practice. In the event the stockholders fail to ratify the appointment, the Audit Committee of the Board will reconsider its selection. Even if the selection is ratified, the Audit Committee and the Board in their discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of the Company and its stockholders.

Independent Registered Public Accounting Firm Fees

The following table sets forth the aggregate fees billed or to be billed by PricewaterhouseCoopers LLP for the following services during fiscal 2011 and 2010:

	Fiscal 2011	Fiscal 2010
Audit fees	$ 368,300	$ 332,800
Audit-related fees	-	-
Tax fees	39,800	40,800
All other fees	-	-
Total	$ 408,100	$ 373,600

In the above table, "audit fees" for professional services for the audit of the Company's financial statements included in its Annual Report on Form 10-K for the years ended June 30, 2011 and 2010, and review of financial statements included in its quarterly reports on Form 10-Q and for services that are normally provided in connection with statutory and regulatory filings. "Tax fees" are fees for tax compliance, tax advice and tax planning. All fees described above were approved by the Audit Committee, pursuant to the pre-approved policy described below.

Pre-Approval Policy and Procedures

In accordance with the Audit Committee charter, the Audit Committee's policy is to pre-approve all audit and non-audit services provided by the independent registered public accounting firm, including the estimated fees and other terms of any such engagement. These services may include audit services, audit-related services, tax services and other services. Any pre-approval is detailed as to the particular service or category of services. The Audit Committee may elect to delegate pre-approval authority to one or more designated Committee members in accordance with its charter. The Audit Committee has delegated to Mr. van den Broek, as Chairman, the ability to pre-approve certain audit and non-audit services. The Audit Committee considers whether such audit or non-audit services are consistent with the SEC's rules on auditor independence. The Audit Committee has considered whether the provision of the services noted above is compatible with maintaining PricewaterhouseCoopers LLP's independence.

Vote Required and Board Recommendation

The affirmative vote of a majority of the votes present in person or represented by proxy and entitled to vote at the Annual Meeting is required to ratify the selection of PricewaterhouseCoopers LLP.

The Board recommends that the stockholders vote IN FAVOR OF the ratification of the selection of PricewaterhouseCoopers LLP to serve as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2012.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of October 14, 2011, by: (i) each stockholder who, based on publicly available records, is known by the Company to own beneficially more than five percent (5%) of the Company's Common Stock; (ii) each current director and director nominee; (iii) each executive officer named in the "Summary Compensation Table" below (the "Named Executive Officers"); and (iv) all current directors and executive officers of the Company as a group. The address for each director and executive officer listed in the table below is c/o: Pharmacyclics, Inc., 995 East Arques Avenue, Sunnyvale, California 94085.

Name	Beneficial Ownership [1]		
	Outstanding Shares of Common Stock	Shares Issuable Pursuant to Options Vested and Exercisable Within 60 Days of October 14, 2011	Percent of Total Shares Outstanding
Felix J. Baker and Julian C. Baker [2] *667 Madison Avenue* *New York, NY 10065*	7,201,016	-	10.5%
Samuel D. Isaly [3] *767 Third Avenue, 30th Floor* *New York, NY 10017*	5,313,500	-	7.7%
PRIMECAP Management Company[4] *225 South Lake Ave., #400* *Pasadena, CA 91101*	4,011,958	-	5.9%
Robert W. Duggan [5]	14,016,492	-	20.4%
Robert F. Booth, Ph.D.	-	13,858	*
Gwen A. Fyfe, M.D.[6]	-	139,521	*
Roy C. Hardiman	-	13,858	*
Minesh P. Mehta, M.D.	-	41,533	*
David D. Smith, Ph.D.	2,000	155,903	*
Richard A. van den Broek	138,730	46,211	*
Eric H. Halvorson	-	-	-
Rainer M. Erdtmann	22,246	222,063	*
Eric E. Hedrick, M.D.	2,814	99,792	*
David J. Loury, Ph.D.	25,980	478,749	*
Mahkam Zanganeh, D.D.S., MBA	303,344	170,603	*
Ahmed Hamdy, M.D	11,966	-	*
All current executive officers, directors and director nominees as a group (15 persons)	14,534,685	2,012,961	23.4%

* Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Beneficial ownership also includes shares of stock subject to options which are vested and exercisable within sixty (60) days of the October 14, 2011 date of this table. Except as indicated by footnote, and subject to community property laws where applicable, to the knowledge of the Company, all persons named in the table above have sole voting and investment power

with respect to all shares of Common Stock shown as beneficially owned by such holders. The percentages of beneficial ownership are based on 68,572,152 shares of Common Stock outstanding as of October 14, 2011, adjusted as required by rules promulgated by the Commission. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on a given date, any shares which such person or persons has the right to acquire within sixty (60) days after such date are deemed to be outstanding, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2) Derived from the Forms 4 filed October 4, 2011. The shares are held by 14159 Capital (GP), LLC, which beneficially owns 152,654 shares, Baker Brothers Life Sciences Capital (GP), LLC, which beneficially owns 6,895,680 shares, and Baker Biotech Capital (GP), LLC, which beneficially owns 152,682 shares, for which Felix J. Baker and Julian C. Baker are controlling members. Felix J. Baker and Julian C. Baker may each be deemed to be beneficial owners of the shares and may be deemed to have shared voting and dispositive power with respect to the shares.

(3) Derived from a Form 13G/A filed February 11, 2011. The shares are held by OrbiMed Advisors LLC, which beneficially owns 1,528,500 shares, and OrbiMed Capital LLC, which beneficially owns 3,785,000 shares, for which Samuel D. Isaly is the Managing Member. Mr. Isaly may be deemed to have shared voting and dispositive power with respect to the shares.

(4) Derived from a Form 13F-HR filed on August 12, 2011.

(5) Derived from a Form 4 filed June 24, 2011. Mr. Duggan disclaims beneficial ownership of 524,114 shares held in managed accounts, except to the extent of his pecuniary interest in those shares.

(6) Dr. Fyfe is not standing for reelection.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's directors and Section 16 officers, and persons who beneficially own more than 10% of a registered class of the Company's equity securities, to file with the Commission initial reports of beneficial ownership and reports of changes in beneficial ownership of Common Stock and other equity securities of the Company. Such officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file.

Based solely on its review of the copies of such forms furnished to the Company and written representations that no other reports were required, the Company believes that, during the period from July 1, 2010 to June 30, 2011, all officers, directors and beneficial owners of more than 10% of the outstanding Common Stock complied with all Section 16(a) requirements, with the exception of the following late filings: Robert W. Duggan was late filing one Form 4 relating to a transaction that occurred on June 21, 2011.

EXECUTIVE OFFICERS

Executive officers of the company, and their ages, are as follows:

Name	Age	Position
Robert W. Duggan	67	Chairman, Chief Executive Officer and Director
Mahkam Zanganeh, D.D.S., MBA	41	Chief of Staff & Vice President, Business Development
David J. Loury, Ph.D.	55	Chief Scientific Officer
Rainer M. Erdtmann	48	Vice President, Finance and Administration and Secretary
Joseph J. Buggy, Ph.D.	44	Vice President, Research
Eric E. Hedrick, M.D.	46	Vice President, Oncology Development
Gregory W. Hemmi, Ph.D.	46	Vice President, Chemical Operations
Mark A. Asbury	48	Vice President and General Counsel

See section entitled "Business Experience of Directors" above, for a brief description of the business experience and educational background of Mr. Duggan.

Dr. Zanganeh has served as Chief of Staff and Vice President, Business Development since December 2010 and as Vice President, Business Development since August 2008. From September 2003 to August 2008, Dr. Zanganeh served as Vice President of Business Development for Robert W. Duggan & Associates. While working with Mr. Duggan, she accepted a position as Director General (2007-2008) for the French government initiative biocluster project in France. Prior to joining Robert W. Duggan & Associates, Dr. Zanganeh was worldwide Vice President of Training & Education (2002-2003) and President Director General for Europe, Middle east and Africa (1998 - 2002) for Computer Motion Inc., the world initiator of medical robotics. Dr. Zanganeh received a DDS degree from Louis Pasteur University in Strasbourg, France and MBA from Schiller International University in France. She is fluent in French, German, Persian & English.

Dr. Loury has served as Vice President, Preclinical Sciences since May 2006 and as Chief Scientific Officer since February 2010. From April 2003 to May 2006, Dr. Loury served as Senior Director, Toxicology with Celera Genomics, a biotechnology company. From June 2001 to April 2003, he was employed by Essential Therapeutics, Inc., a pharmaceutical company, as Director, Pharmacology and Toxicology. From 1996 to 2001, Dr. Loury was employed by IntraBiotics Pharmaceuticals, Inc., most recently as Senior Director, Preclinical Development. From 1986 to 1996 he worked in a variety of toxicology positions with Syntex/Roche Bioscience. Dr. Loury received a Ph.D. in Pharmacology and Toxicology and a B.S. in Bio-Environmental Toxicology from the University of California, Davis.

Mr. Erdtmann has served as Vice President, Finance and Administration and Corporate Secretary since February 2009. Since 2002, he served as a managing director of Oxygen Investments, LLC, a manager of equity and real estate funds that he co-founded in December 2002. Since 1992, Mr. Erdtmann has served as managing director of United Properties Immobilien & Anlagen GmbH, a German based real estate development company, where he was originally responsible for building up the organization and overseeing its finance division. From 1998 to 2001, as well as in 2007 and 2008, Mr. Erdtmann worked with Robert W. Duggan & Associates, a private money management company, of which Robert W. Duggan, the Company's Chairman and Chief Executive Officer, is principal. Mr. Erdtmann began his career in investment banking with Commerzbank in Frankfurt, Germany, and later joined Commerz International Capital Management as a portfolio manager for international clients. He graduated with distinction from the Westfaelische Wilhelms Universitaet in Muenster, majoring in finance and banking.

Dr. Buggy has served as Vice President, Research since September 2007. From May 2006 to August 2007, Dr. Buggy served as Senior Director, Research at Pharmacyclics. From November 2001 to April 2006, he served as Director, Department of Biology at Celera Genomics, a biotechnology company. From June 1996 to October 2001, he was a staff scientist at AXYS Pharmaceuticals, Inc., a biotechnology company. Prior to that Dr. Buggy worked as a scientist at Bayer Corporation in West Haven, CT. Dr. Buggy received a Ph.D. in Molecular, Cellular, and Developmental Biology from Indiana University and a B.S. degree in Microbiology from the University of Pittsburgh.

Dr. Hedrick has served as Vice President, Oncology Development since August 2010 and as an Interim Chief Medical Officer since May 2011. From October 2009 to August 2010, Dr. Hedrick was an independent drug development consultant, including consulting with the Company on the development of PCI-32765. From November 2000 to September 2009 Dr. Hedrick was an employee of Genentech, Inc. where he held a variety of positions including Group Medical Director/Development Sub-Team Leader and Senior Clinical Scientist and was responsible for multiple aspects of the drug development and post-marketing programs for rituximab (Rituxan®) and bevacizumab (Avastin®). Prior to his time at Genentech Dr. Hedrick was an Associate Attending Physician at Memorial Sloan-Kettering Cancer Center where he focused on clinical research in non-Hodgkin's lymphoma, myelodysplastic syndromes, multiple myeloma and hematopoietic growth factors. He served as resident and chief resident in Internal Medicine at Boston City Hospital and completed a fellowship in Medical Oncology and Hematology at the Memorial Sloan-Kettering Cancer Center. Dr. Hedrick received his M.D. from the University of Maryland School of Medicine and is Board certified in Medical Oncology and Internal Medicine.

Dr. Hemmi has served as Vice President, Chemical Operations since May 2006. Dr. Hemmi served as Senior Director, Chemical Development from January 2001 to April 2006 and as Director, Chemical Development from December 1997 to December 2000. Other positions held at Pharmacyclics include Group Leader, Chemical Development from May 1995 to November 1997 and Scientist from June 1992 to April 1995. After graduating with a B.S. in Chemistry, Dr. Hemmi received a Ph.D. from the University of Texas at Austin under the direction of Professor Jonathan L. Sessler.

Mr. Asbury joined Pharmacyclics as Vice President and General Counsel in July 2011 with 15 years of pharmaceutical industry experience. From 1996 to June, 2011, Mr. Asbury held increasingly senior positions in the legal department of Genentech, most recently serving as Associate General Counsel and Senior Director of Transactional Law. In this capacity, he led a group of twelve lawyers, and was responsible for all of Genentech's strategic agreements and partnerships, including research, development and commercial intellectual property licensing agreements, mergers and acquisitions, as well as real estate and construction matters. During his time at Genentech, he oversaw Genentech's environmental health and safety practice, supported the commercial lytics franchise, and was responsible for company-wide contract management processes and initiatives. From 1992 to 1996, Mr. Asbury was a corporate associate with the law firm of Shearman and Sterling, with experience in securities, M&A and commercial banking transactions. He received his BA in Soviet Studies from Vanderbilt University, and his JD from Stanford University.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Overview

Our compensation programs are designed to attract and retain employees and to reward them for their contributions and efforts to help us achieve our short and long-term goals. The compensation programs are designed to be equitable while at the same time being competitive within the industry and geographical region for which we compete for talent and to link the rewards program to the performance of the stockholders return over the long-term.

The Compensation Committee of the Board of Directors is responsible for both developing and determining our executive compensation policies and plans and to oversee the overall compensation and benefit plans for the entire company population. In addition, the Compensation Committee determines the compensation to be paid to the key executives. The Compensation Committee may delegate any of its duties and responsibilities, including the administration of equity incentives or employee benefit plans, to one or more of its members, to one or more other directors, or to one or more other persons, unless otherwise prohibited by applicable laws or listing standards.

Compensation Philosophy and Objectives

The Compensation Committee considers the ultimate objective of an executive compensation program to be the creation of stockholder value. To achieve that objective, our executive compensation program is tied to our financial performance by aligning the interests of our employees with the interests of our stockholders and having our employees share the risks and rewards of our business. Our executive compensation program is based on:

Competitiveness: For 2011, the Compensation Committee reviewed the competitive positioning of base pay and equity of similar jobs in our comparator group of companies, utilizing the Radford Global Life Sciences Survey, within the peer group from the biotechnology and pharmaceutical industry based on similarity to us in terms of industry focus, stage of development, pharmaceutical assets, and the geographical location of the talent pool with which we compete. In addition, for the Executives, the market data for the peer group was drawn from publically available documents such as proxy statements. Included in the review was the analysis of each executive's base pay and equity in comparison to the 50th percentile of market based pay, which is the desired base pay positioning for our executives. The Compensation Committee designs compensation packages for our executive officers that include both cash and stock-based compensation (the latter vesting over time) tied to an individual's experience and performance and the Company's achievement of certain short-term and long-term goals.

Performance: Individual executive performance of corporate and departmental goals is a direct factor in the design and administration of the base salary and equity plan. Each Executive is evaluated against annual goal attainment, which is reviewed by the Compensation Committee. Vesting of performance-based options for executives depend on their attainment of key corporate and departmental goals.

Ownership: One of the cornerstones of our compensation philosophy is ensuring that all employees have ownership in the Company. For executives, the compensation will be guided by an at or below market salary component and an at or above market equity component. Executives have the potential to gain meaningful equity rewards with their contribution to the corporate success and achievement of defined goals.

We used the combined results of these two sources and the collective experience of the members of our Compensation Committee and executive management to establish our overall compensation practices.

Risk Assessment of the Company's Compensation Policies

Our Compensation Committee has reviewed our compensation policies as generally applicable to our officers and employees and believes that our policies do not encourage excessive and unnecessary risk-taking, and that the level of risk that they do encourage is not reasonably likely to have a material adverse effect on the Company. In making this determination, our Compensation Committee considered the following: (i) the Company's compensation programs are discretionary, balanced and focused on the long term; (ii) goals and objectives of the Company's compensation programs reflect a balanced mix of quantitative and qualitative performance measures to avoid excessive weight on a single performance measure; (iii) we grant equity based awards with time-based vesting and performance-based vesting, both of which encourage participants to look to long-term appreciation in equity values; and (iv) the Company's approach to compensation practices and policies applicable to employees throughout the Company is consistent with that followed for its executives.

Compensation Components

Our Compensation Committee relies on experience with other companies in our industry and, with respect to our executive officers, third party industry compensation surveys and internally generated comparisons of a number of elements to total compensation against peer group companies, to determine the portion of our employees' compensation to be based on base salary and performance-based equity awards. The Compensation Committee determined that a larger portion of our executive officers' compensation should be based on Company and individual performance. Consistent with our compensation philosophy, we have structured each element of our compensation program as described below.

Base Salary

We determine our executive salaries based on job responsibilities and individual experience, and we annually benchmark the amount we pay against comparable competitive market compensation for similar positions within our peer group and industry. Specifically, we utilize information obtained from our comparison of peer group compensation data and the annual Radford Global Life Sciences Survey. Our Compensation Committee reviews the salaries of our executives annually, and our Compensation Committee grants increases in salaries based on individual performance during the prior calendar year as well as from our Compensation Committee's and management's experience and general employment market conditions for our industry.

We design our base pay to provide the essential reward for an employee's work. Once base pay levels are determined, increases in base pay are provided to recognize an employee's specific performance achievements and contributions.

Equity Compensation

We utilize equity-based compensation, primarily time-based stock options and performance-based stock options, to ensure that we have the ability to retain personnel over a longer period of time and to provide employees with a form of reward that aligns the employee interests with those of our stockholders. The vesting provision of our employee stock options provide the necessary long-term incentive to our personnel as they work on multi-year drug development and commercialization programs. Employees whose skills and results we deem to be critical to our long-term success are eligible to receive higher levels of equity-based compensation.

We award equity compensation to our executive officers and all regular full-time employees under the 2004 Stock Equity Incentive Plan based on performance and on guidelines related to each employee's position in the Company, respectively. We determine our stock option guidelines based on information derived from our Compensation Committee's and management's experience and, with respect to our executive officers, an internally generated comparison of companies and third party survey of companies in our industry. Specifically, we utilize the results of our comparison of peer group compensation data and the annual Radford Global Life Sciences Survey to modify and adjust our stock option guidelines. We typically base awards to newly hired employees on these guidelines and we base our award decisions for continuing employees on these guidelines as well as an employee's performance for the prior fiscal year and competitive market factors in our industry.

Our time-based stock option awards typically vest over a four-year period subject to the employee's continued service. Typically, twenty-five percent (25%) of the shares vest on the first anniversary of the option award, with the remaining shares vesting monthly in equal amounts over the remainder of the vesting period. In other circumstances, the shares vest in yearly installments over a period of 4 years beginning on the date of grant. We believe this vesting arrangement encourages our employees to continue service for a longer period of time and remain focused on our multi-year long-term drug development and commercialization programs. In addition, the vesting of certain of the options granted to executive officers are subject to the satisfaction of performance criteria established for such executive as determined by the Compensation Committee after reviewing the performance reports.

Timing of Equity Awards

Historically, our Compensation Committee has made award decisions at least annually and often at various times during each year.

For awards with performance-based vesting, the Compensation Committee establishes each executive's annual performance criteria and evaluates performance against that criteria at the end of the annual performance period to determine the percentage of the award that has been earned.

Allocation of Equity Compensation

In fiscal 2011, we granted stock options to purchase 1,596,786 shares of our Common Stock, of which stock options to purchase a total of 268,000 shares were awarded to executives, representing 16.8% of all awards in 2011. Our Compensation Committee does not apply a formula for allocating stock options to executive officers. Instead, our Compensation Committee considers the role and responsibilities of the executive officers, competitive factors, the non-equity compensation received by the executives and the total number of options to be granted in the fiscal year.

Type of Equity Awards

Under our 2004 Equity Incentive Award Plan, we may issue incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and non-statutory stock options, stock appreciation rights, restricted stock, restricted stock units, performance units and performance shares to our employees, directors and consultants. Historically, our equity compensation awards have primarily consisted of incentive and non-qualified stock options.

Cash Bonuses

From time to time, we may pay cash bonuses to employees upon the successful completion of certain projects and we may also pay sign-on bonuses to aid in recruiting certain key employees.

Benefits

Core benefits, such as our basic health benefits and life insurance programs, are designed to provide support to employees and their families and to be competitive with other companies in our industry.

Retirement Savings Plan

We maintain a 401(k) Plan that is a defined contribution plan intended to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended. In fiscal 2011, we matched 50% of all participant contributions up to a maximum of $1,500 per employee. We do not maintain a defined benefit pension plan or a nonqualified deferred compensation plan.

Change in Control Arrangements

Our 2004 Equity Incentive Award Plan provides that 50% of all unvested options shall become fully vested upon a change in control of the Company. The plan further provides that if the employee's employment is terminated within twelve (12) months of a change in control, the remaining balance of unvested options shall become fully vested.

Severance Agreements

We have entered into a severance agreement with David Loury, Chief Scientific Officer which provides for payment of one year's base salary upon the involuntary termination of employment, provided such termination is not for cause, as defined in the agreement.

We have entered into a severance agreement with Mark Asbury, Vice President and Legal Council, which provides for payment of one year's base salary upon the involuntary termination of employment due to a change in control, provided such termination is not for cause, as defined in the agreement.

We do not have a severance or other employment agreement with any other executive officer.

Separation Agreements

In May 2011, we entered into a separation agreement with Dr. Ahmed Hamdy, our Chief Medical Officer. Under the agreement, Dr. Hamdy continued to receive his base salary for a four-week period and also received a severance payment equal to approximately one month of his base salary.

CEO Compensation

To date, Robert W. Duggan, our Chief Executive Officer, has declined to receive any compensation, whether cash, stock or options. As such, the Compensation Committee has not analyzed compensation packages paid to similarly situated Chief Executive Officers or completed an analysis of all employees compared to the CEO. Mr. Duggan is our largest stockholder.

Compensation Process

The Compensation Committee reviews and approves the salaries and incentive compensation of our executive officers and the entire company's population, including all new hire grants to employees, subject to limited grants of stock options by our Chief Executive Officer pursuant to authority granted to him by the Compensation Committee. Our Chief Executive Officer from time to time attends the meetings of the Compensation Committee. In rendering its decisions, the Compensation Committee considers the recommendations of the Chief Executive Officer. The Compensation Committee reviews the performance of the executive officers annually.

Our Compensation Committee also works with our Chief Executive Officer and Vice President, Finance and Administration in evaluating the financial and retention implications of our various compensation programs.

Effect of Accounting and Tax Treatment on Compensation Decisions

We consider the anticipated accounting and tax implications to us and our executives of our compensation programs. Prior to 2006, the primary form of equity compensation that we awarded consisted of incentive and non-qualified stock options due to favorable accounting and tax treatment and the expectation among employees in our industry that they would be compensated through stock options. Beginning in 2006, the accounting treatment for stock options changed as a result of Financial Accounting Standards No. FAS 123R, or FAS 123(R), *Share-Based Payment*, as codified in FASB ASC topic 718, *Compensation—Stock Compensation,* or ASC 718, potentially making the accounting treatment of stock options less attractive. As a result, we assessed the desirability of various alternatives to stock options but determined to continue to grant stock options as the primary form of equity compensation.

Section 162(m) of the Internal Revenue Code, enacted in 1993, generally disallows a tax deduction to publicly held companies for compensation exceeding $1 million paid to certain of the corporation's executive officers. The limitation applies only to compensation that is not considered to be performance-based. The non-performance-based compensation to be paid to our executive officers for the 2011 fiscal year did not exceed the $1 million limit per officer, nor is it expected that the non-performance-based compensation to be paid to our executive officers for fiscal 2012 will exceed that limit. The 2004 Equity Incentive Award Plan is structured so that any compensation deemed paid to an executive officer in connection with the exercise of options granted under that plan with an exercise price equal to the fair market value of the option shares on the grant date will qualify as performance-based compensation, which will not be subject to the $1 million limitation. Because it is very unlikely that the cash compensation payable to any of our executive officers in the foreseeable future will approach the $1 million limit, the Compensation Committee has decided at this time not to take any other action to limit or restructure the elements of cash compensation payable to our executive officers. The Compensation Committee will reconsider this decision should the individual compensation of any executive officer approach the $1 million level.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

The information contained in this report shall not be deemed to be "soliciting material" or "filed" with the SEC or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

COMPENSATION COMMITTEE OF THE
BOARD OF DIRECTORS

Richard van den Broek
Minesh Mehta, M.D.
David Smith, Ph.D.

Summary Compensation Table

The following table sets forth all compensation awarded to, paid or earned by the following type of executive officers for each of the Company's last three completed fiscal years: (i) individuals who served as, or acted in the capacity of, the Company's principal executive officer or principal financial officer for the fiscal year ended June 30, 2011; (ii) the Company's three most highly compensated executive officers, other than the principal executive officer or principal financial officer, who were serving as executive officers at the end of the fiscal year ended June 30, 2011; and (iii) up to two additional individuals for whom disclosure would have been provided but for the fact that the individual was not serving as an executive officer of the Company at the end of the fiscal year ended June 30, 2011 (of which there was one). We refer to these individuals collectively as our named executive officers.

Name and Principal Position	Fiscal Year	Salary[1] ($)	Bonus ($)	Option Awards[2] ($)	All Other Compensation ($)	Total ($)
Robert W. Duggan, Chairman and Chief Executive Officer [3]	2011	-	-	-	-	-
	2010	-	-	-	-	-
	2009	-	-	-	-	-
Mahkam Zanganeh, D.D.S., MBA, Chief of Staff & Vice President, Business Development	2011	267,422	-	721,310 [4]	36,500 [5]	1,025,232
David J. Loury, Ph.D., Chief Scientific Officer	2011	326,300	-	455,880 [4]	1,500 [6]	783,680
	2010	305,481	5,900	400,775 [4]	1,500 [6]	713,656
	2009	265,215	-	199,095	1,500 [6]	465,810
Rainer M. Erdtmann, Vice President, Finance and Administration	2011	229,430	-	530,303 [4]	1,500 [6]	761,233
Eric E. Hedrick, M.D., Vice President, Oncology Development	2011	289,386	-	240,531	103,600 [7]	633,517
Ahmed Hamdy, M.D., Chief Medical Officer	2011	330,574	-	639,336 [4]	59,000 [8]	1,028,910
	2010	315,000	4,822	548,100 [4]	-	867,922
	2009	83,596	25,000	39,833	-	148,429

(1) Includes amounts earned but deferred at the election of the Named Executive Officer, such as salary deferrals under the Company's 401(k) plan.

(2) The Company's share-based compensation program includes incentive and non-statutory stock options. The amounts set forth under this column represent the aggregate grant date fair value of stock options granted in each fiscal year for financial reporting purposes under Statement of Financial Accounting Standards ASC Topic 718, "Stock Compensation," disregarding the estimate of forfeitures. The Company's methodology, including its underlying estimates and assumptions used in calculating these values, is set forth in Note 6 to its audited financial statements included in its annual report on Form 10-K filed with the Securities and Exchange Commission for the fiscal year ended June 30, 2011.

(3) Mr. Duggan has declined any compensation from the Company. Mr. Duggan became the Company's Interim Chief Executive Officer on September 10, 2008 and became the Company's Chief Executive Officer on February 12, 2009.

(4) The amount shown includes the portion of awards with performance-based vesting conditions for which the established performance conditions were established during the year. The grant date fair value was calculated using the probable outcome of the established performance conditions which approximated the highest level of achievement.

(5) Consists of payments by the Company for Dr. Zanganeh's local housing and related costs.

(6) Consists of the Company's matching contribution under its 401(k) plan.

(7) Consists of $85,200 in Fiscal 2011 consulting fees paid prior to Dr. Hedrick's employment by the Company and $18,400 paid for Dr. Hedrick's local housing and related costs.

(8) In May 2011, we entered into a separation agreement with Dr. Hamdy. Included in all other compensation is a severance payment of approximately $25,000 and a payment of accrued vacation of approximately $34,000.

Grants of Plan-Based Awards

The following table provides information on the grants of awards made to each named executive officer at June 30, 2011 under the 2004 Plan.

Grants of Plan-Based Awards for Fiscal 2011

Name	Grant Date	Date of Compensation Committee action to grant awards with performance conditions [1]	Estimated future payouts under non-equity incentive plan awards Threshold ($)	Target ($)	Maximum ($)	Estimated future payouts under equity incentive plan awards [2] Threshold	Target	Maximum	All other stock awards: number of shares of stock or units	All other option awards: number of securities underlying options	Exercise or base price of option awards ($)	Grant date fair value of stock and option awards[3] ($)
Robert W. Duggan			-	-	-	-	-	-	-	-	-	-
Mahkam Zanganeh, D.D.S., MBA	10/13/10		-	-	-	-	-	-	-	30,000	7.69	171,261
	10/14/10		-	-	-	-	-	-	-	10,000	7.48	55,556
	12/13/10		-	-	-	-	-	-	-	25,000	5.81	108,618
	5/5/11	4/11/10	-	-	-	-	37,500	37,500	-	-	7.19	169,125
	5/5/11	3/3/09	-	-	-	-	37,500	37,500	-	-	0.75	216,750
David J. Loury, Ph.D.	10/13/10		-	-	-	-	-	-	-	30,000	7.69	171,261
	10/14/10		-	-	-	-	-	-	-	10,000	7.48	55,556
	5/5/11	4/11/10	-	-	-	-	18,750	18,750	-	-	7.19	84,563
	5/5/11	3/3/09	-	-	-	-	25,000	25,000	-	-	0.75	144,500
Rainer M. Erdtmann	10/13/10		-	-	-	-	-	-	-	30,000	7.69	171,261
	10/14/10		-	-	-	-	-	-	-	3,000	7.48	16,667
	5/5/11	4/11/10	-	-	-	-	12,500	12,500	-	-	7.19	56,375
	5/5/11	2/5/09	-	-	-	-	50,000	50,000	-	-	0.91	286,000
Eric E. Hedrick, M.D.	10/13/10		-	-	-	-	-	-	-	10,000	7.69	57,087
	6/14/11		-	-	-	-	-	-	-	30,000	8.88	183,444
Ahmed Hamdy, M.D. [4]	10/13/10		-	-	-	-	-	-	-	30,000	7.69	171,261
	5/5/11	4/11/10	-	-	-	-	7,500	7,500	-	-	7.19	33,825
	5/5/11	3/10/09	-	-	-	-	75,000	75,000	-	-	0.73	434,250

(1) The exercise price for options with performance conditions is the closing market price of the Company's common stock on the date the Compensation Committee took action to award the grant. The grant date is the date annual performance conditions were established and communicated, at which time the options were considered granted under ASC 718.

(2) The amounts shown reflect estimated payouts of performance-based stock options for the third year of the four-year performance period beginning in 2009 and for the second year of the four-year performance period beginning in 2010.

(3) The Company's share-based compensation program includes incentive and non-statutory stock options. The amounts set forth under this column represent the aggregate grant date fair value of stock options granted in each fiscal year for financial reporting purposes under Statement of Financial Accounting Standards ASC Topic 718, "Stock Compensation," disregarding the estimate of forfeitures. The Company's methodology, including its underlying estimates and assumptions used in calculating these values, is set forth in Note 6 to its audited financial statements included in its annual report on Form 10-K filed with the Securities and Exchange Commission for the fiscal year ended June 30, 2011.

(4) In May 2011, we entered into a separation agreement with Dr. Hamdy, upon which date Dr. Hamdy forfeited all of his outstanding and unvested stock options, including all but 5,000 of the options granted during the year ended June 30, 2011.

Outstanding Equity Awards at 2011 Fiscal Year-End

The following table provides information on the holdings of stock options by the named executives at June 30, 2011. Each option grant is shown separately for each named executive.

	Option Awards				
Name	Number of securities underlying unexercised options - exercisable	Number of securities underlying unexercised options - unexercisable	Equity incentive plan awards: number of securities underlying unexercised unearned options	Option exercise price $	Option expiration date
Robert W. Duggan	-	-	-	-	-
Mahkam Zanganeh, D.D.S., MBA	84,770(1)			2.30	9/10/2018
	55,000(2)		75,000	0.75	3/3/2019
	37,500(3)		112,500	7.19	4/11/2020
	10,000(4)			6.75	6/2/2020
	30,000(5)			7.69	10/13/2020
	10,000(6)			7.48	10/14/2020
	25,000(7)			5.81	12/13/2020
David J. Loury, Ph.D.	65,000(8)			4.16	5/23/2016
	75,000(9)			2.76	3/13/2017
	125,000(10)			0.86	3/18/2018
	154,074(11)	45,926		1.35	11/4/2018
	50,000(2)		50,000	0.75	3/3/2019
	30,974(12)	19,026		3.51	1/12/2020
	18,750(3)		56,250	7.19	4/11/2020
	30,000(5)			7.69	10/13/2020
	10,000(6)			7.48	10/14/2020
Rainer M. Erdtmann	200,000(13)		100,000	0.91	2/5/2019
	12,500(3)		37,500	7.19	4/11/2020
	28,684(5)	1,316		7.69	10/13/2020
	3,000(6)			7.48	10/14/2020
Eric E. Hedrick, M.D.	250,000(14)			6.56	6/4/2020
	10,000(5)			7.69	10/13/2020
	11,261(15)	18,739		8.88	6/14/2021
Ahmed Hamdy, M.D.	-	-	-	-	-

(1) Option vests in forty-eight (48) equal installments beginning on the date of grant (September 10, 2008).

(2) Option vests in four equal annual installments beginning March 3, 2010, subject to the satisfaction of certain performance criteria with respect to each annual period.

(3) Option vests in four equal annual installments beginning April 11, 2011, subject to the satisfaction of certain performance criteria with respect to each annual period.

(4) Option vests in forty-eight (48) equal installments beginning on the date of grant (June 2, 1010).

(5) Option vests in forty-eight (48) equal installments beginning on the date of grant (October 13, 2010).

(6) Option vests in forty-eight (48) equal installments beginning on the date of grant (October 14, 2010).

(7) Option vests in forty-eight (48) equal installments beginning on the date of grant (December 13, 2010).

(8) 25% of the shares subject to the option vest on the one year anniversary of the date of grant (May 23, 2006) and the remaining shares subject to the option vest in a series of 36 equal and successive monthly installments thereafter.

(9) Option vests in forty-eight (48) equal installments beginning on the date of grant (March 13, 2007).

(10) Option vests in forty-eight (48) equal installments beginning on the date of grant (March 18, 2008).

(11) Option vests in a series of five equal and successive annual installments measured from November 4, 2008.

(12) 25% of the shares subject to the option vest on the one year anniversary of the date of grant (January 12, 2010) and the remaining shares subject to the option vest in a series of 36 equal and successive monthly installments thereafter.

(13) Option vests in four equal annual installments beginning February 5, 2010, subject to the satisfaction of certain performance criteria with respect to each annual period.

(14) 15,625 option shares vested on August 24, 2010 and the remaining 234,375 option shares vest in a series of 45 equal and successive monthly installments from August 24, 2010.

(15) Option vests in forty-eight (48) equal installments beginning on the date of grant (June 14, 2011).

Option Exercises

The following table sets forth the number of shares acquired and the value realized upon exercise of stock options during fiscal 2011 by each of our named executive officers.

	Option Awards	
Name	Number of shares acquired on exercise	Value realized on exercise [(1)] $
Robert W. Duggan	-	-
Mahkam Zanganeh, D.D.S., MBA	85,230	312,638
David J. Loury, Ph.D.	-	-
Rainer M. Erdtmann	-	-
Eric E. Hedrick, M.D.	-	-
Ahmed Hamdy, M.D.	162,500	1,188,457

(1) Value realized on exercise is based on the fair market value of our common stock on the date of exercise minus the exercise price and does not necessarily reflect proceeds actually received by the named executive officer.

DIRECTOR COMPENSATION

Cash Compensation

During fiscal 2011, each non-employee director received $7,500 per quarter for each regularly scheduled Board meeting attended and $500 for each Board committee meeting attended. Each committee chairman received $1,000 for each Board committee meeting attended. Additionally, in July 2011 the Company's Board of Directors formed a Clinical Review committee which consists of Drs. Smith and Fyfe as the initial members. Compensation for each of the members of this committee is $2,500 per quarter. Board members may elect to receive their compensation in the form of fully vested non-qualified stock options with a face value equal to three (3) times the amount of cash compensation earned.

On October 25, 2011, the Board approved a director's compensation plan under which each non-employee director will receive $16,000 annually for participation on the Board, payable in quarterly installments. Each non-employee director will receive $3,000 for each scheduled Board meeting attended in person, as well as $500 for each Board meeting attended via telephone and for each Board committee meeting attended in person or via telephone. The Chairman of the Audit Committee and each member of the Audit Committee will receive annual payments of $4,000 and $2,000, respectively, payable in quarterly installments. The Chairman of each of the Compensation Committee and Nominating and Corporate Governance Committee will receive annual payments of $2,000, payable in quarterly installments, and each other member of the Compensation Committee and Nominating and Corporate Governance Committee will receive annual payments of $1,000, payable in quarterly installments. Board members may elect to receive their compensation in the form of fully vested non-qualified stock options with a face value equal to three (3) times the amount of cash compensation earned.

Equity Compensation

Each non-employee Director currently receives an automatic option grant to purchase 10,000 shares on the day they become a member of the Board with an exercise price of one hundred percent (100%) of the fair market value on the date of grant ("Initial Option"). Under the director's compensation plan approved on October 25, 2011, the grant was increased to an option to purchase 15,000 shares. Additionally, during fiscal 2011, each new Board member and Mr. van den Broek received a supplemental grant to purchase 20,000 shares with an exercise price of 100% of the fair market value on the date of grant ("Supplemental Initial Option"). Each non-employee Director of the Company receives an annual automatic grant on the day of the Company's Annual Meeting of a non-qualified stock option to purchase 7,500 shares with an exercise price of one hundred (100%) of the fair market value on the date of grant ("Annual Replenishment Option"), providing that the Director has served as a Director for at least the six (6) months prior to the Annual Meeting.

All Director option grants are nonstatutory stock options subject to the terms and conditions of the 2004 Plan. Each Initial Option and Supplemental Initial Option vests in equal annual installments over (5) years from the date of grant, and each Annual Replenishment Option vests in equal monthly installments over twelve (12) months from the date of grant. Furthermore, Initial Options, Supplemental Initial Options and Annual Replenishment Options vest only during the option holder's service as a Board member; provided however, that the Compensation Committee has the power to accelerate the time during which an option granted to a Director may vest.

Initial Options, Supplemental Initial Options and Annual Replenishment Options terminate upon the earlier of (i) ten (10) years after the date of grant or (ii) thirty-six (36) months after the date of termination of the option holder's service as a Board member.

The following table sets forth the compensation earned or awarded to the Company's non-employee directors during the fiscal year ended June 30, 2011.

Current Directors:	Fees Earned or Paid in Cash (1) ($)	Option Awards (2) ($)	Total ($)
Robert W. Duggan	-	-	-
Robert F. Booth, Ph.D.	-	161,044	161,044
Roy C. Hardiman	-	161,044	161,044
Minesh P. Mehta, M.D.	14,000	62,061	76,061
David D. Smith, Ph.D. (3)	-	101,969	101,969
Richard A. van den Broek	-	200,344	200,344
Current Directors Not Standing For Re-election:			
Gwen A. Fyfe, M.D. (4)	-	161,044	161,044
Former Directors:			
Jason T. Adelman	-	49,524	49,524
Cynthia C. Bamdad, Ph.D.	-	36,604	36,604
Glenn C. Rice, Ph.D.	-	32,300	32,300

(1) See the section entitled "Director Compensation - Cash Compensation", above, for a description of the cash compensation program for the Company's non-employee directors during the fiscal year ended June 30, 2011. Amounts earned in one year and paid in the following year are, for purposes on this table only, accounted for in the year earned. Includes fees with respect to which directors elected to receive option shares in lieu of such fees. The following directors received option shares in the amounts set forth below in lieu of the fees set forth below (includes fees forgone earned in the fourth quarter of fiscal 2011 where the related options were granted the first day of fiscal 2012):

Current Directors:	Fees Forgone ($)	Option Shares Received in Lieu Of Cash
Robert W. Duggan	-	-
Robert F. Booth, Ph.D.	15,000	5,869
Roy C. Hardiman	15,000	5,869
Minesh P. Mehta, M.D.	14,000	5,267
David D. Smith, Ph.D.	33,000	13,285
Richard A. van den Broek	38,500	15,495
Current Directors Not Standing For Re-election:		
Gwen A. Fyfe, M.D.	15,000	5,869
Former Directors:		
Jason T. Adelman	23,000	9,537
Cynthia C. Bamdad, Ph.D.	17,000	7,049
Glenn C. Rice, Ph.D.	15,000	6,220

(2) The amounts set forth under this column represent the aggregate grant date fair value of stock options granted in each fiscal year for financial reporting purposes under Statement of Financial Accounting Standards ASC Topic 718, "Stock Compensation," disregarding the estimate of forfeitures. The Company's methodology, including its underlying estimates and assumptions used in calculating these values, is set forth in Note 6 to its audited financial statements included in its annual report on Form 10-K filed with the Securities and Exchange Commission for the fiscal year ended June 30, 2011. See the section entitled "Director Compensation - Equity Compensation", above, for a description of the Company's cash compensation policy for non-employee directors and the specific terms of the stock options granted to the Company's non-employee directors during the fiscal year ended June 30, 2011. The grant date fair value of option awards granted in fiscal year 2011 and the total options outstanding are as follows:

Current Directors:	Grant Date		Grant Date Fair Value	Options Outstanding at 7/1/11
Robert F. Booth, Ph.D.	12/9/10	$	43,075	
	12/13/10		86,894	
	4/1/11		15,563	
	7/1/11		15,512	
		$	161,044	35,869
Roy C. Hardiman	12/9/10	$	43,075	
	12/13/10		86,894	
	4/1/11		15,563	
	7/1/11		15,512	
		$	161,044	35,869
Minesh P. Mehta, M.D.	10/1/10	$	10,590	
	12/9/10		32,306	
	1/3/11		9,865	
	4/1/11		516	
	7/1/11		8,784	
		$	62,061	44,407
David D. Smith, Ph.D.	10/1/10	$	17,834	
	12/9/10		32,306	
	1/3/11		16,614	
	4/1/11		17,637	
	7/1/11		17,578	
		$	101,969	156,986
Richard A. van den Broek	10/1/10	$	18,951	
	12/9/10		32,306	
	12/13/10		86,894	
	1/3/11		18,691	
	4/1/11		21,787	
	7/1/11		21,715	
		$	200,344	67,427
Current Directors Not Standing Re-election:				
Gwen A. Fyfe, M.D.	12/9/10	$	43,075	
	12/13/10		86,894	
	4/1/11		15,563	
	7/1/11		15,512	
		$	161,044	365,869

Former Directors:				
Jason T. Adelman	10/1/10	$	25,641	
	1/3/11		23,883	
		$	49,524	52,106
Cynthia C. Bamdad, Ph.D.	10/1/10	$	18,951	
	1/3/11		17,653	
		$	36,604	34,752
Glenn C. Rice, Ph.D.	10/1/10	$	16,724	
	1/3/11		15,576	
		$	32,300	12,946

There were no options that were repriced or otherwise materially modified during fiscal year 2011.

(3) Prior to his appointment to the Audit Committee or the Compensation Committee, Dr. Smith also was granted options in August 2010 to purchase 1,100 shares of the Company's common stock, valued as of the grant date at less than $8,000, in connection with consulting services provided in fiscal 2010.

(4) During fiscal 2010 and 2011, Dr. Fyfe provided consulting services to the Company under a Consulting Services Agreement. Dr. Fyfe was paid $97,000 and $490,000 for consulting services provided during fiscal year 2010 and 2011, respectively and $89,000 for consulting services provided during the period from July 1, 2011 to September 30, 2011. Additionally, Dr. Fyfe was granted options to purchase 300,000 shares and 30,000 shares of the Company's common stock in connection with her consulting services during fiscal year 2010 and 2011, respectively, which vest monthly over a period of 48 months. The grant date fair value of these option grants in fiscal 2010 and 2011 was $1,771,000 and $152,000, respectively.

On November 8, 2011, the Company entered into an amendment (the "Amendment") to the Consulting Services Agreement under which Dr. Fyfe will receive a payment of $50,000 and will provide consulting services to the Company for a period of an additional two years. All options previously granted to Dr. Fyfe in connection with her consulting services will continue to vest through November 30, 2011 and all such vested options shall remain exercisable for a period of two years following the date of the Amendment. In addition, all options granted to Dr. Fyfe upon her initial election to the Board shall continue to vest up to the Annual Meeting and all such vested options and all additional options received by Dr. Fyfe in connection with her Board service shall be exercisable for a period of three years following the Annual Meeting.

Securities Authorized For Issuance Under Equity Compensation Plans

The table below shows, as of June 30, 2011, information for all equity compensation plans previously approved by stockholders and for all compensation plans not previously approved by stockholders.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) (1)
Equity compensation plans approved by security holders (2)	6,858,198	$4.78	3,850,667
Equity compensation plans not approved by security holders	-	-	-
Total	6,858,198	$4.78	3,850,667

(1) Includes approximately 136,530 shares issuable under the Company's Employee Stock Purchase Plan.
(2) Includes our:

- 2004 Equity Incentive Award Plan
- 1995 Stock Option Plan
- Employee Stock Purchase Plan

BOARD AUDIT COMMITTEE REPORT*

The Audit Committee of the Board is comprised of three (3) independent directors (as defined in Rule 4200(a)(15) of the Nasdaq Marketplace Rules listing standards) and operates under a written charter adopted by the Board of Directors.

The Audit Committee oversees the Company's financial reporting process on behalf of the Board. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal control. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed the audited financial statements in the Annual Report on Form 10-K for the year ended June 30, 2011 with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Audit Committee reviewed with the independent registered public accounting firm, who are responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States of America, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards, including Statement of Accounting Standard 61, as amended (AICPA, Professional Standards Vol. 1 AU Section 380), as adopted by the Public Company Oversight Board in Rule 3200T. In addition, the Audit Committee has received the written disclosures and the letter from the independent accountant required by applicable requirements of the Public

Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with the independent accountant the independent accountant's independence.

The Audit Committee discussed with the Company's independent registered public accounting firm the overall scope and plans for their audit. The Audit Committee meets with the independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussion referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in the Annual Report on Form 10-K for the year ended June 30, 2011 for filing with the SEC. The Audit Committee has also recommended, subject to stockholder ratification, the retention of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm.

Richard A. van den Broek (chairman)
Minesh P. Mehta, M.D.
David D. Smith, Ph.D.

---

* The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of the Company under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee currently consists of Richard van den Broek, Minesh Mehta, M.D. and David Smith, Ph.D. None of the members of our Compensation Committee during 2011 is currently or has been, at any time since our formation, one of our officers or employees. During 2011, no executive officer served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board or our Compensation Committee. None of the members of our Compensation Committee during 2011 currently has or has had any relationship or transaction with a related person requiring disclosure pursuant to Item 404 of Regulation S-K.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Participation in Registered Direct Offering

In June 2011, we sold approximately 6.4 million shares of our common stock to a group of institutional investors in a registered direct offering at $8.85 per share for net proceeds of approximately $56,039,000. Robert W. Duggan, the Company's Chairman of the Board and Chief Executive Officer, participated in the offering in the amount of $6,000,000.

Consulting Services

During fiscal 2010 and 2011, director Gwen A. Fyfe, M.D., who is not standing for reelection, provided consulting services to the Company under a Consulting Services Agreement. Dr. Fyfe was paid $97,000 and $490,000 for consulting services provided during fiscal year 2010 and 2011, respectively and $89,000 for consulting services provided during the period from July 1, 2011 to September 30, 2011. Additionally, Dr. Fyfe was granted options to purchase 300,000 shares and 30,000 shares of the Company's common stock in connection with her consulting services during fiscal year 2010 and 2011, respectively, which vest monthly over a period of 48 months. The grant date fair value of the options granted in fiscal 2010 and 2011 was $1,771,000 and $152,000, respectively.

On November 8, 2011, the Company entered into an amendment (the "Amendment") to the Consulting Services Agreement under which Dr. Fyfe will receive a payment of $50,000 and will provide consulting services to the Company for a period of an additional two years. All options previously granted to Dr. Fyfe in connection with her consulting services will continue to vest through November 30, 2011 and all such vested options shall remain exercisable for a period of two years following the date of the Amendment. In addition, all options granted to Dr. Fyfe upon her initial election to the Board shall continue to vest up to the Annual Meeting and all such vested options and all additional options received by Dr. Fyfe in connection with her Board service shall be exercisable for a period of three years following the Annual Meeting.

The Audit Committee is charged with the review and approval of all related party transactions involving the Company. The Audit Committee acts pursuant to a written charter that has been adopted by the Board. The policy provides that the Audit Committee reviews certain transactions subject to the policy and decides whether or not to approve or ratify those transactions. In doing so, the Audit Committee determines whether the transaction is in the best interests of the Company.

ANNUAL REPORT

A copy of the Company's Annual Report for the year ended June 30, 2011 has been included with this Proxy Statement to all stockholders entitled to notice of and to vote at the Annual Meeting. The Annual Report is not incorporated into this Proxy Statement and is not considered proxy-soliciting material.

FORM 10-K

The Company filed an Annual Report on Form 10-K for the year ended June 30, 2011 with the Securities and Exchange Commission. A copy of the Form 10-K has been included with this Proxy Statement to all stockholders entitled to notice of and to vote at the Annual Meeting. The Form 10-K is not incorporated into this Proxy Statement and is not considered proxy-soliciting material. **Stockholders may obtain additional copies of the Form 10-K, without charge, by writing to Pharmacyclics, Inc., 995 East Arques Avenue, Sunnyvale, California 94085, Attn: Secretary.**

OTHER MATTERS

The Company knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters properly come before the Annual Meeting, it is the intention of the persons named in the enclosed form of Proxy to vote the shares they represent as the Board may recommend. Discretionary authority with respect to such other matters is granted by the execution of the enclosed Proxy.

THE BOARD OF DIRECTORS

November 14, 2011

ANNEX A

Form of Amendment to Certificate of Incorporation to Increase in Authorized Common Stock

FORM OF CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION
OF
PHARMACYCLICS, INC.

Under Section 242 of the Delaware General Corporation Law

It is hereby certified that:

The name of the corporation is Pharmacyclics, Inc. (the "Corporation").

The Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by deleting the first paragraph of Article IV thereof and replacing it with the following:

"A. Classes of Stock. This Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the Corporation is authorized to issue is One Hundred Fifty One Million (151,000,000) shares. One Hundred Fifty Million (150,000,000) shares shall be Common Stock, par value $0.0001 per share, and One Million (1,000,000) shares shall be Preferred Stock, par value $0.0001 per share."

The foregoing amendment shall be effective as of 5:00 p.m. Eastern Time on [•].

The amendment of the Certificate of Incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware and by the affirmative vote of the holders of a majority of the capital stock of the Corporation at a meeting duly noticed and conducted in accordance with the Bylaws of the Corporation.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of Certificate of Incorporation to be executed on this [•] day of [•].

PHARMACYCLICS, INC.

By:

Name:

Title:

ANNEX B

PHARMACYCLICS, INC.
2004 EQUITY INCENTIVE AWARD PLAN
(As Amended through October 9, 2008)
(As Further Amended and Restated on October 25, 2011)

ARTICLE 1

PURPOSE

The purpose of the Pharmacyclics, Inc. 2004 Equity Incentive Award Plan (the "Plan") is to promote the success and enhance the value of Pharmacyclics, Inc. (the "Company") by linking the personal interests of the members of the Board, Employees, and Consultants to those of Company stockholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to Company stockholders. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of members of the Board, Employees, and Consultants upon whose judgment, interest, and special effort the successful conduct of the Company's operation is largely dependent.

ARTICLE 2

DEFINITIONS AND CONSTRUCTION

Wherever the following terms are used in the Plan they shall have the meanings specified below, unless the context clearly indicates otherwise. The singular pronoun shall include the plural where the context so indicates.

2.1 "Award" means an Option, a Restricted Stock award, a Stock Appreciation Right award, a Performance Share award, a Performance Stock Unit award, a Dividend Equivalents award, a Stock Payment award, a Deferred Stock award, a Restricted Stock Unit award, an Other Stock-Based Award, a Performance Bonus Award, or a Performance-Based Award granted to a Participant pursuant to the Plan.

2.2 "Award Agreement" means any written agreement, contract, or other instrument or document evidencing an Award.

2.3 "Board" means the Board of Directors of the Company.

2.4 "Change in Control" shall mean a change in ownership or control of the Company effected through either of the following transactions:

(a) the acquisition, directly or indirectly, by any person or related group of persons (other than the Company or a person that directly or indirectly controls, is controlled by, or is under common control with, the Company), of beneficial ownership (within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "1934 Act")) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities pursuant to a tender or exchange offer made directly to the Company's stockholders which the Board does not recommend such stockholders to accept, or

(b) a change in the composition of the Board over a period of thirty-six (36) consecutive months or less such that a majority of the Board members ceases, by reason of one or more contested elections for Board membership, to be comprised of individuals who either (1) have been Board members continuously since the beginning of such period or (2) have been elected or nominated for election as Board members during such period by at least a majority of the Board members described in clause (1) who were still in office at the time the Board approved such election or nomination.

2.5 "Corporate Transaction" shall mean a change in the Company effected through either of the following transactions:

(a) a merger or consolidation in which securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities are transferred to a person or persons different from the persons holding those securities immediately prior to such transaction; or

(b) the sale, transfer or other disposition of all or substantially all of the Company's assets in complete liquidation or dissolution of the Company.

2.6 "Code" means the Internal Revenue Code of 1986, as amended.

2.7 "Committee" means the committee of the Board described in Article 12.

2.8 "Consultant" means any consultant or adviser if:

(a) The consultant or adviser renders bona fide services to the Company;

(b) The services rendered by the consultant or adviser are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company's securities; and

(c) The consultant or adviser is a natural person who has contracted directly with the Company to render such services.

2.9 "Covered Employee" means an Employee who is, or could be, a "covered employee" within the meaning of Section 162(m) of the Code.

2.10 "Deferred Stock" means a right to receive a specified number of shares of Stock during specified time periods pursuant to Article 8.

2.11 "Disability" means that the Participant qualifies to receive long-term disability payments (or would so qualify, if he were an Employee) under the Company's long-term disability insurance program, as it may be amended from time to time.

2.12 "Dividend Equivalents" means a right granted to a Participant pursuant to Article 8 to receive the equivalent value (in cash or Stock) of dividends paid on Stock.

2.13 "Effective Date" shall have the meaning set forth in Section 13.1.

2.14 "Employee" means any officer or other employee (as defined in accordance with Section 3401(c) of the Code) of the Company or any Subsidiary.

2.15 "Exchange Act" means the Securities Exchange Act of 1934, as amended.

2.16 "Fair Market Value" means, as of any given date, the fair market value of a share of Stock on such date determined by such methods or procedures as may be established from time to time by the Committee. Unless otherwise determined by the Committee in accordance with the tax laws, the Fair Market Value of a share of Stock as of any date shall be the closing price for a share of Stock as reported on the Nasdaq National Market (or on any national securities exchange on which the Stock is then listed) for such date or, if no such price is reported for that date, the closing price on the next preceding date for which such price was reported.

2.17 "Full Value Award" means any Award other than an Option, SAR or other Award for which the Participant pays the intrinsic value (whether directly or by forgoing a right to receive a cash payment from the Company).

2.18 "Hostile Take-Over" shall mean a change in ownership of the Company effected through the acquisition, directly or indirectly, by any person or related group of persons (other than the Company or a person that directly or indirectly controls, is controlled by, or is under common control with, the Company) of beneficial ownership (within the meaning of Rule 13d-3 of the 1934 Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities pursuant to a tender or exchange offer made directly to the Company's stockholders which the Board does not recommend such stockholders to accept.

2.19 "Incentive Stock Option" means an Option that is intended to meet the requirements of Section 422 of the Code or any successor provision thereto.

2.20 "Independent Director" means a member of the Board who is not an Employee of the Company.

2.21 "Involuntary Termination" shall mean the termination of Participant's service by reason of:

(a) Participant's involuntary dismissal or discharge by the Company for reasons other than for Misconduct, or

(b) A Participant's voluntary resignation following:

(1) A reduction in Participant's level of compensation (including base salary, fringe benefits and target bonus under any corporate-performance based incentive programs) by more than ten percent (10%) or

(2) A relocation of the Participant's place of employment by more than forty (40) miles, provided and only if such change, reduction or relocation is effected by the Company without Participant's consent.

2.22 "Misconduct" shall mean the termination of Participant's service by reason of Participant's commission of any act of fraud, embezzlement or dishonesty, any unauthorized use or disclosure by Participant of confidential information or trade secrets of the Company (or any parent or Subsidiary), or any other intentional misconduct by Participant adversely affecting the business or affairs of the Company (or any parent or Subsidiary) in a material manner.

2.23 "Non-Employee Director" means a member of the Board who qualifies as a "Non-Employee Director" as defined in Rule 16b-3(b)(3) of the Exchange Act, or any successor definition adopted by the Board.

2.24 "Non-Qualified Stock Option" means an Option that is not intended to be an Incentive Stock Option.

2.25 "Option" means a right granted to a Participant pursuant to Article 5 of the Plan to purchase a specified number of shares of Stock at a specified price during specified time periods. An Option may be either an Incentive Stock Option or a Non-Qualified Stock Option.

2.26 "Other Stock-Based Award" means an Award granted or denominated in Stock or units of Stock pursuant to Section 8.7 of the Plan.

2.27 "Participant" means a person who, as a member of the Board, Consultant or Employee, has been granted an Award pursuant to the Plan.

2.28 "Performance-Based Award" means an Award granted to selected Covered Employees pursuant to Articles 6 and 8, but which is subject to the terms and conditions set forth in Article 9. All Performance-Based Awards are intended to qualify as Qualified Performance-Based Compensation.

2.29 "Performance Bonus Award" has the meaning set forth in Section 8.8.

2.30 "Performance Criteria" means the criteria that the Committee selects for purposes of establishing the Performance Goal or Performance Goals for a Participant for a Performance Period. The Performance Criteria that will be used to establish Performance Goals are limited to the following: net earnings (either before or after interest, taxes, depreciation and amortization), economic value-added (as determined by the Committee), sales or revenue, net income (either before or after taxes), operating earnings, cash flow (including, but not limited to, operating cash flow and free cash flow), cash flow return on capital, return on net assets, return on stockholders' equity, return on assets, return on capital, stockholder returns, return on sales, gross or net profit margin, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings per share, price per share of Stock, and market share, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. The Committee shall, within the time prescribed by Section 162(m) of the Code, define in an objective fashion the manner of calculating the Performance Criteria it selects to use for such Performance Period for such Participant.

2.31 "Performance Goals" means, for a Performance Period, the goals established in writing by the Committee for the Performance Period based upon the Performance Criteria. Depending on the Performance Criteria used to establish such Performance Goals, the Performance Goals may be expressed in terms of overall Company performance or the performance of a division, business unit, or an individual. The Committee, in its discretion, may, within the time prescribed by Section 162(m) of the Code, adjust or modify the calculation of Performance Goals for such Performance Period in order to prevent the dilution or enlargement of the rights of Participants (i) in the event of, or in anticipation of, any unusual or extraordinary corporate item, transaction, event, or development, or (ii) in recognition of, or in anticipation of, any other unusual or nonrecurring events affecting the Company, or the financial statements of the Company, or in response to, or in anticipation of, changes in applicable laws, regulations, accounting principles, or business conditions.

2.32 "Performance Period" means the one or more periods of time, which may be of varying and overlapping durations, as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant's right to, and the payment of, a Performance-Based Award.

2.33 "Performance Share" means a right granted to a Participant pursuant to Article 8, to receive Stock, the payment of which is contingent upon achieving certain performance goals established by the Committee.

2.34 "Performance Stock Unit" means a right granted to a Participant pursuant to Article 8, to receive Stock, the payment of which is contingent upon achieving certain performance goals established by the Committee.

2.35 "Prior Plans" means, collectively, the following plans of the Company: the Pharmacyclics, Inc. 1995 Stock Option Plan, the Pharmacyclics, Inc. Non-Employee Directors Stock Option Plan and the Pharmacyclics, Inc. 1992 Stock Option Plan, in each case as such plan may be amended from time to time.

2.36 "Plan" means this Pharmacyclics, Inc. 2004 Equity Incentive Award Plan, as it may be amended from time to time.

2.37 "Qualified Performance-Based Compensation" means any compensation that is intended to qualify as "qualified performance-based compensation" as described in Section 162(m)(4)(C) of the Code.

2.38 "Restricted Stock" means Stock awarded to a Participant pursuant to Article 6 that is subject to certain restrictions and may be subject to risk of forfeiture.

2.39 "Restricted Stock Unit" means an Award granted pursuant to Section 8.6.

2.40 "Section 409A Rules" means the provisions of Section 409A of the Code and Treasury Regulations and other Internal Revenue Service guidance promulgated thereunder.

2.41 "Stock" means the common stock of the Company, par value $0.0001 per share, and such other securities of the Company that may be substituted for Stock pursuant to Article 11.

2.42 "Stock Appreciation Right" or "SAR" means a right granted pursuant to Article 7 to receive a payment equal to the excess of the Fair Market Value of a specified number of shares of Stock on the date the SAR is exercised over the Fair Market Value on the date the SAR was granted as set forth in the applicable Award Agreement.

2.43 "Stock Payment" means (a) a payment in the form of shares of Stock, or (b) an option or other right to purchase shares of Stock, as part of any bonus, deferred compensation or other arrangement, made in lieu of all or any portion of the compensation, granted pursuant to Article 8.

2.44 "Subsidiary" means any corporation or other entity of which a majority of the outstanding voting stock or voting power is beneficially owned directly or indirectly by the Company, provided, however, that with respect to an Incentive Stock Option, a Subsidiary must be a corporation.

ARTICLE 3

SHARES SUBJECT TO THE PLAN

3.1 Number of Shares.

(a) Subject to adjustment as provided in Article 11 and Section 3.1(b), the aggregate number of shares of Stock which may be issued or transferred pursuant to Awards under the Plan be the sum of: (i) 15,957,480 shares, plus (ii) the number of shares of common stock of the Company which remain available for grants of options or other awards under the Prior Plans as of the Effective Date, plus (iii) the number of Shares that, after the Effective Date, would again become available for issuance pursuant to the reserved share replenishment provisions of the Prior Plans as a result of, stock options issued thereunder expiring or becoming unexercisable for any reason before being exercised in full, or, as a result of restricted stock being forfeited to the Company or repurchased by the Company pursuant to the terms of the agreements governing such shares. The share replenishment provision of the immediately preceding Section 3.1(a)(iii) shall be effective regardless of whether the Prior Plans have terminated or remain in effect. Notwithstanding the foregoing, in order that the applicable regulations under the Code relating to Incentive Stock Options be satisfied, the maximum number of shares of Stock that may be delivered upon exercise of Incentive Stock Options shall be 5,000,000, as adjusted under Article 11. The number of shares of Stock available for issuance will be reduced by 1.38 shares for every one share that is issued with respect to any Full Value Award.

(b) Notwithstanding Section 3.1(a): (i) the Committee may adopt reasonable counting procedures to ensure appropriate counting, avoid double counting (as, for example, in the case of tandem or substitute awards), and make adjustments if the number of shares of Stock actually delivered differs from the number of shares previously counted in connection with an Award; (ii) shares of Stock that are potentially deliverable under any Award (or any stock option or other award granted pursuant to any Prior Plan) that expires or is canceled, forfeited, settled in cash or otherwise terminated without a delivery of such shares to the Participant will not be counted as delivered under the Plan or such Prior Plan; (iii) shares of Stock that have been issued in connection with any Award (e.g., Restricted Stock) or Prior Plan award that is canceled, forfeited, or settled in cash such that those shares are returned to the Company will again be available for Awards; and *provided, however,* that, no shares shall become available pursuant to this Section 3.1(b) to the extent that (x) the transaction resulting in the return of shares occurs more than ten years after the date of the most recent shareholder approval of the Plan, or (y) such return of shares would constitute a "material revision" of the Plan subject to stockholder approval under then applicable rules of the Nasdaq National Market (or any other applicable exchange or quotation system). In addition, in the case of any Award granted in substitution for an award of a company or business acquired by the Company or a subsidiary or affiliate, shares of Stock issued or issuable in connection with such substitute Award shall not be counted against the number of shares reserved under the Plan, but shall be available under the Plan by virtue of the Company's assumption of the plan or arrangement of the acquired company or business. This Section 3.1 shall apply to the share limit imposed to conform to the regulations promulgated under the Code with respect to Incentive Stock Options only to the extent consistent with applicable regulations relating to Incentive Stock Options under the Code. Because shares will count against the number reserved in Section 3.1 upon delivery, the Committee may, subject to the share counting rules under this Section 3.1, determine that Awards may be outstanding that relate to a greater number of shares than the aggregate remaining available under the Plan, so long as Awards will not result in delivery and vesting of shares in excess of the number then available under the Plan. The payment of Dividend Equivalents in conjunction with any outstanding Awards shall not be counted against the shares available for issuance under the Plan.

3.2 Stock Distributed. Any Stock distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Stock, treasury Stock or Stock purchased on the open market.

3.3 Limitation on Number of Shares Subject to Awards. Notwithstanding any provision in the Plan to the contrary, and subject to Article 11, the maximum number of shares of Stock with respect to one or more Awards that may be granted to any one Participant during each calendar year shall be 1,000,000.

ARTICLE 4

ELIGIBILITY AND PARTICIPATION

4.1 Eligibility.

(a) General. Persons eligible to participate in this Plan include Employees, Consultants and all members of the Board, as determined by the Committee.

(b) Foreign Participants. In order to assure the viability of Awards granted to Participants employed in foreign countries, the Committee may provide for such special terms as it may consider necessary or appropriate to accommodate differences in local law, tax policy, or custom. Moreover, the Committee may approve such supplements to, or amendments, restatements, or alternative versions of, the Plan as it may consider necessary or appropriate for such purposes without thereby affecting the terms of the Plan as in effect for any other purpose; *provided, however*, that no such supplements, amendments, restatements, or alternative versions shall increase the share limitations contained in Sections 3.1 and 3.3 of the Plan.

4.2 Participation. Subject to the provisions of the Plan, the Committee may, from time to time, select from among all eligible individuals, those to whom Awards shall be granted and shall determine the nature and amount of each Award. No individual shall have any right to be granted an Award pursuant to this Plan.

ARTICLE 5

STOCK OPTIONS

5.1 General. The Committee is authorized to grant Options to Participants on the following terms and conditions:

(a) Exercise Price. The exercise price per share of Stock subject to an Option shall be determined by the Committee and set forth in the Award Agreement; *provided* that the exercise price for any Option shall not be less than 100% of the Fair Market Value of a share of Stock on the date of grant.

(b) Time and Conditions of Exercise. The Committee shall determine the time or times at which an Option may be exercised in whole or in part; *provided* that the term of any Option granted under the Plan shall not exceed ten years; and, *provided, further,* that in the case of a Non-Qualified Stock Option, such Option shall be exercisable for one year after the date of the Participant's death (but not later than the expiration of the original term). The Committee shall also determine the performance or other conditions, if any, that must be satisfied before all or part of an Option may be exercised.

(c) Payment. The Committee shall determine the methods by which the exercise price of an Option may be paid, the form of payment, including, without limitation, cash or other property acceptable to the Committee (including through the delivery of a notice that the Participant has placed a market sell order with a broker with respect to shares of Stock then issuable upon exercise of the Option, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the Option exercise price; *provided* that payment of such proceeds is then made to the Company upon settlement of such sale), and the methods by which shares of Stock shall be delivered or deemed to be delivered to Participants. Notwithstanding any other provision of the Plan to the contrary, no Participant who is a member of the Board or an "executive officer" of the Company within the meaning of Section 13(k) of the Exchange Act shall be permitted to pay the exercise price of an Option in any method which would violate Section 13(k) of the Exchange Act.

(d) Evidence of Grant. All Options shall be evidenced by a written Award Agreement between the Company and the Participant. The Award Agreement shall include such additional provisions as may be specified by the Committee.

5.2 Incentive Stock Options. Incentive Stock Options may be granted only to Employees and the terms of any Incentive Stock Options granted pursuant to the Plan must comply with the following additional provisions of this Section 5.2:

(a) Exercise Price. The exercise price per share of Stock shall be set by the Committee; *provided* that the exercise price for any Incentive Stock Option shall not be less than 100% of the Fair Market Value on the date of grant.

(b) Expiration of Option. An Incentive Stock Option may not be exercised to any extent by anyone after the first to occur of the following events:

(i) Ten years from the date it is granted, unless an earlier time is set in the Award Agreement.

(ii) One year after the date of the Participant's termination of employment or service on account of Disability or death. Upon the Participant's Disability or death, any Incentive Stock Options exercisable at the Participant's Disability or death may be exercised by the Participant's legal representative or representatives, by the person or persons entitled to do so pursuant to the Participant's last will and testament, or, if the Participant fails to make testamentary disposition of such Incentive Stock Option or dies intestate, by the person or persons entitled to receive the Incentive Stock Option pursuant to the applicable laws of descent and distribution.

(iii) Three (3) months after the date of the Participant's termination of employment or service for any reason other than Disability or death. Whether a Participant continues to be an employee shall be determined in accordance with Regulation Section 1.421-1(h)(2).

(c) Individual Dollar Limitation. The aggregate Fair Market Value (determined as of the time the Option is granted) of all shares of Stock with respect to which Incentive Stock Options are first exercisable by a Participant in any calendar year may not exceed $100,000.00 or such other limitation as imposed by Section 422(d) of the Code, or any successor provision. To the extent that Incentive Stock Options are first exercisable by a Participant in excess of such limitation, the excess shall be considered Non-Qualified Stock Options.

(d) Ten Percent Owners. An Incentive Stock Option shall be granted to any individual who, at the date of grant, owns stock possessing more than ten percent of the total combined voting power of all classes of Stock of the Company only if such Option is granted at a price that is not less than 110% of Fair Market Value on the date of grant and the Option is exercisable for no more than five years from the date of grant.

(e) Transfer Restriction. The Participant shall give the Company prompt notice of any disposition of shares of Stock acquired by exercise of an Incentive Stock Option within (i) two years from the date of grant of such Incentive Stock Option or (ii) one year after the transfer of such shares of Stock to the Participant.

(f) Expiration of Incentive Stock Options. No Award of an Incentive Stock Option may be made pursuant to this Plan after the tenth anniversary of the Effective Date.

(g) Right to Exercise. During a Participant's lifetime, an Incentive Stock Option may be exercised only by the Participant.

5.3 Substitution of Stock Appreciation Rights. The Committee may provide in the Award Agreement evidencing the grant of an Option that the Committee, in its sole discretion, shall have to right to substitute a Stock Appreciation Right for such Option at any time prior to or upon exercise of such Option, subject to the provisions of Section 7.2 hereof; provided that such Stock Appreciation Right shall be exercisable for the same number of shares of Stock as such substituted Option would have been exercisable for.

5.4 Granting of Options to Independent Directors.

(a) Initial and Annual Options. During the term of the Plan, a person who first becomes an Independent Director after the Effective Date automatically shall be granted an Option to purchase ten thousand (10,000) shares of Stock (an "Initial Option"). Commencing with the Effective Date and effective as of each annual meeting of the Company's stockholders thereafter during the term of the Plan, Independent Directors automatically shall be granted an Option to purchase seven thousand five hundred (7,500) shares of Stock as of each such annual meeting of stockholders (an "Annual Option"); *provided*, he or she has served as an Independent Director for the six (6) months prior to such annual meeting of the stockholders and continues to serve as member of the Board upon such date. For the avoidance of doubt, an Independent Director elected for the first time to the Board at an annual meeting of stockholders shall only receive an Initial Option in connection with such election, and shall not receive an Annual Option on the date following such meeting as well. Members of the Board who are employees of the Company who subsequently retire from the Company and remain on the Board will not receive an Initial Option grant but to the extent they are otherwise eligible, will receive, at each annual meeting of stockholders after his or her retirement from employment with the Company, an Annual Option grant.

(b) Non-Qualified Stock Options. Options granted to Independent Directors shall be Non-Qualified Stock Options.

(c) Price and Exercisability. The exercise price per share of Stock subject to each Option granted to an Independent Director shall equal 100% of the Fair Market Value of a share of Common Stock on the date the Option is granted. Options granted to Independent Directors shall be immediately exercisable for any and all of the option shares; however, any of the shares purchased under such option shall be subject to repurchase by the company at the exercise price paid per share, upon the Independent Director's cessation of service prior to vesting in such shares.

(d) Vesting. Initial Options shall become vested and the company's repurchase right will lapse in substantially equal annual installments over the five (5) year period commencing with the date of grant. Annual Options shall become vested and the Company's repurchase right shall lapse in substantially equal monthly installments over the twelve (12) month period following their date of grant.

(e) Term of Options. The term of each Option granted to an Independent Director shall be 10 years from the date the Option is granted. Upon an Independent Director's termination of membership on the Board for any reason other than death or Disability, his or her Option granted under Section 5.3(a) shall remain exercisable for thirty-six (36) months following his or her termination of membership on the Board (or such longer period as the Board may determine in its discretion on or after the date of grant of such Option, but not to extend beyond the original term). Upon a Independent Director's termination of membership on the Board due to death or Disability, his or her Option granted under Section 5.3(a) shall immediately vest in full and the Company's repurchase right shall lapse in its entirety such that the option may be exercisable for thirty-six (36) months following his or her termination of membership on the Board due to death or Disability (or such longer period as the Board may determine in its discretion on or after the date of grant of such Option, but not to extend beyond the original term) for fully-vested shares. Unless otherwise determined by the Board on or after the date of grant of such Option, no portion of an Option granted under Section 5.3(a) which is unvested at the time of an Independent Director's termination of membership on the Board shall thereafter become vested.

ARTICLE 6

RESTRICTED STOCK AWARDS

6.1 Grant of Restricted Stock. The Committee is authorized to make Awards of Restricted Stock to any Participant selected by the Committee in such amounts and subject to such terms and conditions as determined by the Committee. All Awards of Restricted Stock shall be evidenced by a written Restricted Stock Award Agreement.

6.2 Issuance and Restrictions. Subject to Section 10.6, Restricted Stock shall be subject to such restrictions on transferability and other restrictions as the Committee may impose (including, without limitation, limitations on the right to vote Restricted Stock or the right to receive dividends on the Restricted Stock). These restrictions may lapse separately or in combination at such times, pursuant to such circumstances, in such installments, or otherwise, as the Committee determines at the time of the grant of the Award or thereafter.

6.3 Forfeiture. Except as otherwise determined by the Committee at the time of the grant of the Award or thereafter, upon termination of employment or service during the applicable restriction period, Restricted Stock that is at that time subject to restrictions shall be forfeited; *provided, however*, that, except as otherwise provided by Section 10.6, the Committee may (a) provide in any Restricted Stock Award Agreement that restrictions or forfeiture conditions relating to Restricted Stock will be waived in whole or in part in the event of terminations resulting from specified causes, and (b) in other cases waive in whole or in part restrictions or forfeiture conditions relating to Restricted Stock.

6.4 Certificates for Restricted Stock. Restricted Stock granted pursuant to the Plan may be evidenced in such manner as the Committee shall determine. If certificates representing shares of Restricted Stock are registered in the name of the Participant, certificates must bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock, and the Company may, at its discretion, retain physical possession of the certificate until such time as all applicable restrictions lapse.

ARTICLE 7

STOCK APPRECIATION RIGHTS

7.1 Grant of Stock Appreciation Rights. A Stock Appreciation Right may be granted to any Participant selected by the Committee. A Stock Appreciation Right may be granted (a) in connection and simultaneously with the grant of an Option, (b) with respect to a previously granted Option, or (c) independent of an Option. A Stock Appreciation Right shall be subject to such terms and conditions not inconsistent with the Plan as the Committee shall impose and shall be evidenced by an Award Agreement.

7.2 Coupled Stock Appreciation Rights.

(a) A Coupled Stock Appreciation Right ("CSAR") shall be related to a particular Option and shall be exercisable only when and to the extent the related Option is exercisable.

(b) A CSAR may be granted to a Participant for no more than the number of shares subject to the simultaneously or previously granted Option to which it is coupled.

(c) A CSAR shall entitle the Participant (or other person entitled to exercise the Option pursuant to the Plan) to surrender to the Company the unexercised portion of the Option to which the CSAR relates (to the extent then exercisable pursuant to its terms) and to receive from the Company in exchange therefor an amount determined by multiplying the difference obtained by subtracting the Option exercise price from the Fair Market Value of a share of Stock on the date of exercise of the CSAR by the number of shares of Stock with respect to which the CSAR shall have been exercised, subject to any limitations the Committee may impose.

7.3 Independent Stock Appreciation Rights.

(a) An Independent Stock Appreciation Right ("ISAR") shall be unrelated to any Option and shall have a term set by the Committee. An ISAR shall be exercisable in such installments as the Committee may determine. An ISAR shall cover such number of shares of Stock as the Committee may determine. The exercise price per share of Stock subject to each ISAR shall be set by the Committee; *provided* that the exercise price for any ISAR shall not be less than 100% of the Fair Market Value on the date of grant; and *provided, further*, that, the Committee in its sole and absolute discretion may provide that the ISAR may be exercised subsequent to a termination of employment or service, as applicable, or following a Change in Control of the Company, or because of the Participant's retirement, death or disability, or otherwise.

(b) An ISAR shall entitle the Participant (or other person entitled to exercise the ISAR pursuant to the Plan) to exercise all or a specified portion of the ISAR (to the extent then exercisable pursuant to its terms) and to receive from the Company an amount determined by multiplying the difference obtained by subtracting the exercise price per share of the ISAR from the Fair Market Value of a share of Stock on the date of exercise of the ISAR by the number of shares of Stock with respect to which the ISAR shall have been exercised, subject to any limitations the Committee may impose.

7.4 Payment and Limitations on Exercise.

(a) Payment of the amounts determined under Sections 7.2(c) and 7.3(b) above shall be in cash, in Stock (based on its Fair Market Value as of the date the Stock Appreciation Right is exercised) or a combination of both, as determined by the Committee.

(b) To the extent any payment under Section 7.2(c) or 7.3(b) is effected in Stock it shall be made subject to satisfaction of all provisions of Article 5 above pertaining to Options.

ARTICLE 8

OTHER TYPES OF AWARDS

8.1 Performance Share Awards. Any Participant selected by the Committee may be granted one or more Performance Share awards which shall be denominated in a number of shares of Stock and which may be linked to any one or more of the Performance Criteria or other specific performance criteria determined appropriate by the Committee, in each case on a specified date or dates or over any period or periods determined by the Committee. In making such determinations, the Committee shall consider (among such other factors as it deems relevant in light of the specific type of award) the contributions, responsibilities and other compensation of the particular Participant.

8.2 Performance Stock Units. Any Participant selected by the Committee may be granted one or more Performance Stock Unit awards which shall be denominated in units of value including dollar value of shares of Stock and which may be linked to any one or more of the Performance Criteria or other specific performance criteria determined appropriate by the Committee, in each case on a specified date or dates or over any period or periods determined by the Committee. In making such determinations, the Committee shall consider (among such other factors as it deems relevant in light of the specific type of award) the contributions, responsibilities and other compensation of the particular Participant.

8.3 Dividend Equivalents.

(a) Any Participant selected by the Committee may be granted Dividend Equivalents based on the dividends declared on the shares of Stock that are subject to any Award, to be credited as of dividend payment dates, during the period between the date the Award is granted and the date the Award is exercised, vests or expires, as determined by the Committee. Such Dividend Equivalents shall be converted to cash or additional shares of Stock by such formula and at such time and subject to such limitations as may be determined by the Committee, in a matter consistent with the Section 409A rules.

(b) Dividend Equivalents granted with respect to Options or SARs shall be payable, with respect to pre-exercise periods, regardless of whether such Option or SAR is subsequently exercised.

8.4 Stock Payments. Any Participant selected by the Committee may receive Stock Payments in the manner determined from time to time by the Committee; *provided*, that unless otherwise determined by the Committee such Stock Payments shall be made in lieu of base salary, bonus, or other cash compensation otherwise payable to such Participant. The number of shares shall be determined by the Committee and may be based upon the Performance Criteria or other specific performance criteria determined appropriate by the Committee, determined on the date such Stock Payment is made or on any date thereafter.

8.5 Deferred Stock. Any Participant selected by the Committee may be granted an award of Deferred Stock in the manner determined from time to time by the Committee. The number of shares of Deferred Stock shall be determined by the Committee and may be linked to the Performance Criteria or other specific performance criteria determined to be appropriate by the Committee, in each case on a specified date or dates or over any period or periods determined by the Committee subject to Section 10.6. Stock underlying a Deferred Stock award will not be issued until the Deferred Stock award has vested, pursuant to a vesting schedule or performance criteria set by the Committee. Unless otherwise provided by the Committee, a Participant awarded Deferred Stock shall have no rights as a Company stockholder with respect to such Deferred Stock until such time as the Deferred Stock Award has vested and the Stock underlying the Deferred Stock Award has been issued.

8.6 Restricted Stock Units. The Committee is authorized to make Awards of Restricted Stock Units to any Participant selected by the Committee in such amounts and subject to such terms and conditions as determined by the Committee. At the time of grant, the Committee shall specify the date or dates on which the Restricted Stock Units shall become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate subject to Section 10.6. At the time of grant, the Committee shall specify the maturity date applicable to each grant of Restricted Stock Units which shall be no earlier than the vesting date or dates of the Award and may be determined at the election of the grantee no later than the grant date. On the maturity date, the Company shall transfer to the Participant one unrestricted, fully transferable share of Stock for each Restricted Stock Unit scheduled to be paid out on such date and not previously forfeited. The Committee shall specify the purchase price, if any, to be paid by the grantee to the Company for such shares of Stock.

8.7 Other Stock-Based Awards. Any Participant selected by the Committee may be granted one or more Awards that provide Participants with shares of Stock or the right to purchase shares of Stock or that have a value derived from the value of, or an exercise or conversion privilege at a price related to, or that are otherwise payable in shares of Stock and which may be linked to any one or more of the Performance Criteria or other specific performance criteria determined appropriate by the Committee, in each case on a specified date or dates or over any period or periods determined by the Committee subject to Section 10.6. In making such determinations, the Committee shall consider (among such other factors as it deems relevant in light of the specific type of Award) the contributions, responsibilities and other compensation of the particular Participant.

8.8 Performance Bonus Awards. Any Participant selected by the Committee may be granted one or more Performance-Based Awards in the form of a cash bonus (a "Performance Bonus Award") payable upon the attainment of Performance Goals that are established by the Committee and relate to one or more of the Performance Criteria, in each case on a specified date or dates or over any period or periods determined by the Committee subject to Section 10.6. Any such Performance Bonus Award paid to a Covered Employee shall be based upon objectively determinable bonus formulas established in accordance with Article 9. The maximum amount of any Performance Bonus Award payable to a Covered Employee with respect to any fiscal year of the Company shall not exceed $1,500,000.

8.9 Term. Except as otherwise provided herein, the term of any Award of Performance Shares, Performance Stock Units, Dividend Equivalents, Stock Payments, Deferred Stock, Restricted Stock Units or Other Stock-Based Award shall be set by the Committee in its discretion.

8.10 Exercise or Purchase Price. The Committee may establish the exercise or purchase price, if any, of any Award of Performance Shares, Performance Stock Units, Deferred Stock, Stock Payments, Restricted Stock Units or Other Stock-Based Award; *provided, however*, that such price shall not be less than the par value of a share of Stock on the date of grant, unless otherwise permitted by applicable state law.

8.11 Exercise Upon Termination of Employment or Service. An Award of Performance Shares, Performance Stock Units, Dividend Equivalents, Deferred Stock, Stock Payments, Restricted Stock Units and Other Stock-Based Award shall only be exercisable or payable while the Participant is an Employee, Consultant or a member of the Board, as applicable; *provided, however*, that the Committee in its sole and absolute discretion may provide that an Award of Performance Shares, Performance Stock Units, Dividend Equivalents, Stock Payments, Deferred Stock, Restricted Stock Units or Other Stock-Based Award may be exercised or paid subsequent to a termination of employment or service, as applicable, or following a Change in Control of the Company, or because of the Participant's retirement, death or disability, or otherwise; *provided, however*, that any such provision with respect to Performance Shares or Performance Stock Units shall be subject to the requirements of Section 162(m) of the Code that apply to Qualified Performance-Based Compensation.

8.12 Form of Payment. Payments with respect to any Awards granted under this Article 8 shall be made in cash, in Stock or a combination of both, as determined by the Committee.

8.13 Award Agreement. All Awards under this Article 8 shall be subject to such additional terms and conditions as determined by the Committee and shall be evidenced by a written Award Agreement.

ARTICLE 9

PERFORMANCE-BASED AWARDS

9.1 Purpose. The purpose of this Article 9 is to provide the Committee the ability to qualify Awards other than Options and SARs and that are granted pursuant to Articles 6 and 8 as Qualified Performance-Based Compensation. If the Committee, in its discretion, decides to grant a Performance-Based Award to a Covered Employee, the provisions of this Article 9 shall control over any contrary provision contained in Articles 6 or 8; *provided, however*, that the Committee may in its discretion grant Awards to Covered Employees that are based on Performance Criteria or Performance Goals but that do not satisfy the requirements of this Article 9.

9.2 Applicability. This Article 9 shall apply only to those Covered Employees selected by the Committee to receive Performance-Based Awards. The designation of a Covered Employee as a Participant for a Performance Period shall not in any manner entitle the Participant to receive an Award for the period. Moreover, designation of a Covered Employee as a Participant for a particular Performance Period shall not require designation of such Covered Employee as a Participant in any subsequent Performance Period and designation of one Covered Employee as a Participant shall not require designation of any other Covered Employees as a Participant in such period or in any other period.

9.3 Procedures with Respect to Performance-Based Awards. To the extent necessary to comply with the Qualified Performance-Based Compensation requirements of Section 162(m)(4) of the Code, with respect to any Award granted under Articles 6 and 8 which may be granted to one or more Covered Employees, no later than ninety (90) days following the commencement of any fiscal year in question or any other designated fiscal period or period of service (or such other time as may be required or permitted by Section 162(m) of the Code), the Committee shall, in writing, (a) designate one or more Covered Employees, (b) select the Performance Criteria applicable to the Performance Period, (c) establish the Performance Goals, and amounts of such Awards, as applicable, which may be earned for such Performance Period, and (d) specify the relationship between Performance Criteria and the Performance Goals and the amounts of such Awards, as applicable, to be earned by each Covered Employee for such Performance Period. Following the completion of each Performance Period, the Committee shall certify in writing whether the applicable Performance Goals have been achieved for such Performance Period. In determining the amount earned by a Covered Employee, the Committee shall have the right to reduce or eliminate (but not to increase) the amount payable at a given level of performance to take into account additional factors that the Committee may deem relevant to the assessment of individual or corporate performance for the Performance Period.

9.4 Payment of Performance-Based Awards. Unless otherwise provided in the applicable Award Agreement, a Participant must be employed by the Company or a Subsidiary on the day a Performance-Based Award for such Performance Period is paid to the Participant. Furthermore, a Participant shall be eligible to receive payment pursuant to a Performance-Based Award for a Performance Period only if the Performance Goals for such period are achieved.

9.5 Additional Limitations. Notwithstanding any other provision of the Plan, any Award which is granted to a Covered Employee and is intended to constitute Qualified Performance-Based Compensation shall be subject to any additional limitations set forth in Section 162(m) of the Code (including any amendment to Section 162(m) of the Code) or any regulations or rulings issued thereunder that are requirements for qualification as qualified performance-based compensation as described in Section 162(m)(4) of the Code, and the Plan shall be deemed amended to the extent necessary to conform to such requirements.

ARTICLE 10

PROVISIONS APPLICABLE TO AWARDS

10.1 Stand-Alone and Tandem Awards. Awards granted pursuant to the Plan may, in the discretion of the Committee, be granted either alone, in addition to, or in tandem with, any other Award granted pursuant to the Plan. Awards granted in addition to or in tandem with other Awards may be granted either at the same time as or at a different time from the grant of such other Awards.

10.2 Award Agreement. Awards under the Plan shall be evidenced by Award Agreements that set forth the terms, conditions and limitations for each Award which may include the term of an Award, the provisions applicable in the event the Participant's employment or service terminates, and the Company's authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an Award. In the event of any inconsistency between the Plan and an Award, the terms of the Plan shall govern.

10.3 Limits on Transfer. No right or interest of a Participant in any Award may be pledged, encumbered, or hypothecated to or in favor of any party other than the Company or a Subsidiary, or shall be subject to any lien, obligation, or liability of such Participant to any other party other than the Company or a Subsidiary. Except as otherwise provided by the Committee, no Award shall be assigned, transferred, or otherwise disposed of by a Participant other than by will or the laws of descent and distribution, or as otherwise required by law. The Committee by express provision in the Award or an amendment thereto may permit an Award (other than an Incentive Stock Option) to be transferred to, exercised by and paid to certain persons or entities related to the Participant, including but not limited to members of the Participant's family, charitable institutions, or trusts or other entities whose beneficiaries or beneficial owners are members of the Participant's family and/or charitable institutions, or to such other persons or entities as may be expressly approved by the Committee, pursuant to such conditions and procedures as the Committee may establish. Any permitted transfer shall be subject to the condition that the Committee receive evidence satisfactory to it that the transfer is being made for estate and/or tax planning purposes (or to a "blind trust" in connection with the Participant's termination of employment or service with the Company or a Subsidiary to assume a position with a governmental, charitable, educational or similar non-profit institution) and on a basis consistent with the Company's lawful issue of securities.

10.4 Beneficiaries. Notwithstanding Section 10.3, a Participant may, in the manner determined by the Committee, designate a beneficiary to exercise the rights of the Participant and to receive any distribution with respect to any Award upon the Participant's death. A beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant, except to the extent the Plan and Award Agreement otherwise provide, and to any additional restrictions deemed necessary or appropriate by the Committee. If the Participant is married and resides in a community property state, a designation of a person other than the Participant's spouse as his or her beneficiary with respect to more than 50% of the Participant's interest in the Award shall not be effective without the prior written consent of the Participant's spouse. If no beneficiary has been designated or survives the Participant, payment shall be made to the person entitled thereto pursuant to the Participant's will or the laws of descent and distribution. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant at any time provided the change or revocation is filed with the Committee.

10.5 Stock Certificates. Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates evidencing shares of Stock pursuant to the exercise of any Award, unless and until the Board has determined, with advice of counsel, that the issuance and delivery of such certificates is in compliance with all applicable laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the shares of Stock are listed or traded. All Stock certificates delivered pursuant to the Plan are subject to any stop-transfer orders and other restrictions as the Committee deems necessary or advisable to comply with federal, state, or foreign jurisdiction, securities or other laws, rules and regulations and the rules of any national securities exchange or automated quotation system on which the Stock is listed, quoted, or traded. The Committee may place legends on any Stock certificate to reference restrictions applicable to the Stock. In addition to the terms and conditions provided herein, the Board may require that a Participant make such reasonable covenants, agreements, and representations as the Board, in its discretion, deems advisable in order to comply with any such laws, regulations, or requirements. The Committee shall have the right to require any Participant to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Committee.

10.6 Full Value Award Vesting Limitations. Notwithstanding any other provision of this Plan to the contrary, Full Value Awards made to Employees or Consultants shall become vested over a period of not less than three years (or, in the case of vesting based upon the attainment of Performance Goals or other performance-based objectives, over a period of not less than one year) following the date the Award is made; *provided, however,* that, notwithstanding the foregoing, Full Value Awards that result in the issuance of an aggregate of up to 5% of the shares of Stock available pursuant to Section 3.1(a) may be granted to any one or more Participants without respect to such minimum vesting provisions.

ARTICLE 11

CHANGES IN CAPITAL STRUCTURE

11.1 Adjustments.

(a) In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off, recapitalization or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other change affecting the shares of Stock or the share price of the Stock, the Committee shall make such proportionate adjustments, if any, as the Committee in its discretion may deem appropriate to reflect such change with respect to (i) the aggregate number and type of shares that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Sections 3.1 and 3.3); (ii) the terms and conditions of any outstanding Awards (including, without limitation, any applicable Performance Goals or Performance Criteria with respect thereto); and (iii) the grant or exercise price per share for any outstanding Awards under the Plan. Any adjustment affecting an Award intended as Qualified Performance-Based Compensation shall be made consistent with the requirements of Section 162(m) of the Code and the Section 409A Rule.

(b) In the event of any transaction or event described in Section 11.1(a) or any unusual or nonrecurring transactions or events affecting the Company, any affiliate of the Company, or the financial statements of the Company or any affiliate (including without limitation any Corporate Transaction), or of changes in applicable laws, regulations or accounting principles, the Committee, in its sole discretion and on such terms and conditions as it deems appropriate, either by the terms of the Award or by action taken prior to the occurrence of such transaction or event and either automatically or upon the Participant's request, is hereby authorized to take any one or more of the following actions whenever the Committee determines that such action is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any Award under the Plan, except for those options granted to Independent Directors under Section 5.4, to facilitate such transactions or events or to give effect to such changes in laws, regulations or principles:

(1) In the event of any Corporate Transaction or Change in Control, each outstanding Award, which is not otherwise vested or remains subject to forfeiture shall automatically accelerate so that each such Award shall, immediately prior to the Corporate Transaction or Change in Control become vested and exercisable with regard to fifty percent (50%) of the shares of Common Stock which are at the time subject to such Award and unvested and may be exercised for all or any portion of such shares as fully-vested shares of Common Stock, if applicable and fifty percent (50%) of the forfeiture restrictions on such Awards, if applicable, will lapse. The remaining shares of Common Stock at the time subject to each outstanding Award, but not otherwise vested pursuant to the terms of preceding sentence, shall automatically accelerate so that each such option shall, immediately prior to the Corporate Transaction or Change in Control become vested and exercisable with regard to the remaining shares, if applicable, and the forfeiture restrictions shall lapse, <u>provided however,</u> the remaining shares shall not become vested and exercisable on such accelerated basis and the remaining forfeiture restrictions will not lapse, if and to the extent, such Award is assumed or substituted by the successor corporation. In the event the Participant's service is terminated by reason of Involuntary Termination, within twelve (12) months following a Corporate Transaction or Change in Control in which a portion of such Award was assumed or substituted, the shares subject to such Award shall thereupon vest in full and, if applicable, the remaining forfeiture restrictions shall lapse. Any Awards so accelerated shall remain exercisable for fully-vested shares, if applicable, until the earlier of (i) the expiration of their term or (ii) the expiration of the one (1)-year period measured from the effective date of the Involuntary Termination.

(2) In connection with any Corporate Transaction or Change in Control, the shares of Common Stock at the time subject to each outstanding option, granted under Section 5.4(a), but not otherwise vested shall automatically vest in full so that each such option shall, immediately prior to the effective date of the Corporate Transaction or Change in Control, become fully exercisable for all of the shares of Common Stock at the time subject to such option and may be exercised for all or any portion of such shares as fully-vested shares of Common Stock. Each such option shall remain exercisable for such fully-vested option shares until the expiration of the option term or the surrender of the option in connection with a Hostile Take- Over. Upon the occurrence of a Hostile Take-Over, the Independent Director have a thirty (30)-day period in which to surrender to the Company each option granted under Section 5.4(a) and held by him or her for a period of at least six (6) months. The Participant shall in return be entitled to a cash distribution from the Company in an amount equal to the excess of (i) the Take-Over Price of the shares of Common Stock at the time subject to the surrendered option (whether or not the Participant is otherwise at the time vested in those shares) over (ii) the aggregate exercise price payable for such shares. Such cash distribution shall be paid within five (5) days following the surrender of the option to the Company. No approval of the Board or any committee of the Board shall be required in connection with such option surrender and cash distribution.

(3) The Committee shall have the discretion, exercisable either at the time an Award is granted or at any time while an Award remains outstanding, to provide for the automatic acceleration of one or more outstanding Awards (and the automatic termination of one or more outstanding forfeiture restrictions with the immediate vesting of the underlying Awards) upon the occurrence of a Corporate Transaction, whether or not those Awards are to be assumed or replaced (or those forfeiture restrictions are to be assigned) in the Corporate Transaction.

(4) Immediately following the consummation of the Corporate Transaction, all outstanding Awards shall terminate and cease to be outstanding, except to the extent assumed by the successor corporation (or parent thereof).

(5) Each Award which is assumed in connection with a Corporate Transaction shall be appropriately adjusted, immediately after such Corporate Transaction, to apply to the number and class of securities which would have been issuable to the Participant in consummation of such Corporate Transaction had the option been exercised immediately prior to such Corporate Transaction. Appropriate adjustments shall also be made to (i) the number and class of securities available for issuance under the Plan on both an aggregate and per Participant basis following the consummation of such Corporate Transaction and (ii) the exercise price payable per share, as applicable, under each outstanding Award, provided the aggregate exercise price payable for such securities shall remain the same in a manner consistent with the Section 409A Rule.

(6) The Committee shall have the discretion, exercisable either at the time an Award is granted or at any time while an Award remains outstanding, to (i) provide for the automatic acceleration of one or more outstanding Awards (and the automatic termination of one or more outstanding forfeiture restrictions with the immediate vesting of the shares of Common Stock subject to those rights) upon the occurrence of a Change in Control or (ii) condition any such Award acceleration upon the subsequent Involuntary Termination of the

Participant's service within any specified period following the effective date of such Change in Control.

(7) The portion of any Incentive Stock Option accelerated in connection with a Corporate Transaction or Change in Control shall remain exercisable as an Incentive Option only to the extent the applicable One Hundred Thousand Dollar limitation is not exceeded. To the extent such dollar limitation is exceeded, the accelerated portion of such option shall be exercisable as a Non-Statutory Option under the Federal tax laws.

11.2 Outstanding Awards – Other Changes. In the event of any other change in the capitalization of the Company or corporate change other than those specifically referred to in this Article 11, the Committee may, in its absolute discretion, make such adjustments in the number and kind of shares or other securities subject to Awards outstanding on the date on which such change occurs and in the per share grant or exercise price of each Award as the Committee may consider appropriate to prevent dilution or enlargement of rights.

11.3 No Other Rights. Except as expressly provided in the Plan, no Participant shall have any rights by reason of any subdivision or consolidation of shares of stock of any class, the payment of any dividend, any increase or decrease in the number of shares of stock of any class or any dissolution, liquidation, merger, or consolidation of the Company or any other corporation. Except as expressly provided in the Plan or pursuant to action of the Committee under the Plan, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of shares of Stock subject to an Award or the grant or exercise price of any Award.

ARTICLE 12

ADMINISTRATION

12.1 Committee. The Plan shall be administered by the Compensation Committee of the Board. The Committee shall consist of at least two individuals, each of whom qualifies as (a) a Non-Employee Director, and (b) an "outside director" pursuant to Code Section 162(m) and the regulations issued thereunder. Reference to the Committee shall refer to the Board if the Compensation Committee ceases to exist and the Board does not appoint a successor Committee.

12.2 Action by the Committee. A majority of the Committee shall constitute a quorum. The acts of a majority of the members present at any meeting at which a quorum is present, and acts approved in writing by a majority of the Committee in lieu of a meeting, shall be deemed the acts of the Committee. Each member of the Committee is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any officer or other employee of the Company or any Subsidiary, the Company's independent certified public accountants, or any executive compensation consultant or other professional retained by the Company to assist in the administration of the Plan.

12.3 Authority of Committee. Subject to any specific designation in the Plan, the Committee has the exclusive power, authority and discretion to:

(a) Designate Participants to receive Awards;

(b) Determine the type or types of Awards to be granted to each Participant;

(c) Determine the number of Awards to be granted and the number of shares of Stock to which an Award will relate;

(d) Determine the terms and conditions of any Award granted pursuant to the Plan, including, but not limited to, the exercise price, grant price, or purchase price, any reload provision, any restrictions or limitations on the Award, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, any provisions related to non-competition and recapture of gain on an Award, based in each case on such considerations as the Committee in its sole discretion determines; *provided, however*, that the Committee shall not have the authority to accelerate the vesting or waive the forfeiture of any Performance-Based Awards;

(e) Determine whether, to what extent, and pursuant to what circumstances an Award may be settled in, or the exercise price of an Award may be paid in, cash, Stock, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;

(f) Prescribe the form of each Award Agreement, which need not be identical for each Participant;

(g) Decide all other matters that must be determined in connection with an Award;

(h) Establish, adopt, or revise any rules and regulations as it may deem necessary or advisable to administer the Plan;

(i) Interpret, in a manner consistent with Section 15.14, the terms of, and any matter arising pursuant to, the Plan or any Award Agreement; and

(j) Make all other decisions and determinations that may be required pursuant to the Plan or as the Committee deems necessary or advisable to administer the Plan.

12.4 Decisions Binding. The Committee's interpretation of the Plan, any Awards granted pursuant to the Plan, any Award Agreement and all decisions and determinations by the Committee with respect to the Plan are final, binding, and conclusive on all parties.

12.5 Delegation of Authority. To the extent permitted by applicable law, the Committee may from time to time delegate to a committee of one or more members of the Board or one or more officers of the Company the authority to grant or amend Awards to Participants other than (a) senior executives of the Company who are subject to Section 16 of the Exchange Act, (b) Covered Employees, or (c) officers of the Company (or members of the Board) to whom authority to grant or amend Awards has been delegated hereunder. Any delegation hereunder shall be subject to the restrictions and limits that the Committee specifies at the time of such delegation, and the Committee may at any time rescind the authority so delegated or appoint a new delegatee. At all times, the delegatee appointed under this Section 12.5 shall serve in such capacity at the pleasure of the Committee.

ARTICLE 13

EFFECTIVE AND EXPIRATION DATE

13.1 Effective Date. The Plan is effective as of the date the Plan is approved by the Company's stockholders (the "Effective Date"). The Plan will be deemed to be approved by the stockholders if it receives the affirmative vote of the holders of a majority of the shares of stock of the Company present or represented and entitled to vote at a meeting duly held in accordance with the applicable provisions of the Company's Bylaws.

13.2 Expiration Date. The Plan will expire on, and no Award may be granted pursuant to the Plan after, the earlier of the tenth anniversary of (i) the Effective Date or (ii) the date this Plan is approved by the Board. Any Awards that are outstanding on the tenth anniversary of the Effective Date shall remain in force according to the terms of the Plan and the applicable Award Agreement.

ARTICLE 14

AMENDMENT, MODIFICATION, AND TERMINATION

14.1 Amendment, Modification, And Termination. With the approval of the Board, at any time and from time to time, the Committee may terminate, amend or modify the Plan; *provided, however*, that (a) to the extent necessary and desirable to comply with any applicable law, regulation, or stock exchange rule, the Company shall obtain stockholder approval of any Plan amendment in such a manner and to such a degree as required, and (b) stockholder approval is required for any amendment to the Plan that (i) increases the number of shares available under the Plan (other than any adjustment as provided by Article 11), or (ii) permits the Committee to grant Options with an exercise price that is below Fair Market Value on the date of grant, or (iii) permits the Committee to extend the exercise period for an Option beyond ten years from the date of grant, or (iv) results in a material increase in benefits or a change in eligibility requirements, or (v) change the granting corporation or (vi) the type of stock. Notwithstanding any provision in this Plan to the contrary, absent approval of the stockholders of the Company, no Option may be amended to reduce the per share exercise price of the shares subject to such Option below the per share exercise price as of the date the Option is granted and, except as permitted by Article 11, no Option may be granted in exchange for, or in connection with, the cancellation or surrender of an Option having a higher per share exercise price.

14.2 Awards Previously Granted. No termination, amendment, or modification of the Plan shall adversely affect in any material way any Award previously granted pursuant to the Plan without the prior written consent of the Participant, except as provided in Section 15.14.

ARTICLE 15

GENERAL PROVISIONS

15.1 No Rights to Awards. No Participant, employee, or other person shall have any claim to be granted any Award pursuant to the Plan, and neither the Company nor the Committee is obligated to treat Participants, employees, and other persons uniformly.

15.2 No Stockholders Rights. No Award gives the Participant any of the rights of a stockholder of the Company unless and until shares of Stock are in fact issued to such person in connection with such Award.

15.3 Withholding. The Company or any Subsidiary shall have the authority and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state, local and foreign taxes (including the Participant's FICA obligation) required by law to be withheld with respect to any taxable event concerning a Participant arising as a result of this Plan. The Committee may in its discretion and in satisfaction of the foregoing requirement allow a Participant to elect to have the Company withhold shares of Stock otherwise issuable under an Award (or allow the return of shares of Stock) having a Fair Market Value equal to the sums required to be withheld. Notwithstanding any other provision of the Plan, the number of shares of Stock which may be withheld with respect to the issuance, vesting, exercise or payment of any Award (or which may be repurchased from the Participant of such Award within six months after such shares of Stock were acquired by the Participant from the Company) in order to satisfy the Participant's federal, state, local and foreign income and payroll tax liabilities with respect to the issuance, vesting, exercise or payment of the Award shall be limited to the number of shares which have a Fair Market Value on the date of withholding or repurchase equal to the aggregate amount of such liabilities based on the minimum statutory withholding rates for federal, state, local and foreign income tax and payroll tax purposes that are applicable to such supplemental taxable income.

15.4 No Right to Employment or Services. Nothing in the Plan or any Award Agreement shall interfere with or limit in any way the right of the Company or any Subsidiary to terminate any Participant's employment or services at any time, nor confer upon any Participant any right to continue in the employ or service of the Company or any Subsidiary.

15.5 Unfunded Status of Awards. The Plan is intended to be an "unfunded" plan for incentive compensation and is not subject to ERISA. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give the Participant any rights that are greater than those of a general creditor of the Company or any Subsidiary.

15.6 Indemnification. To the extent allowable pursuant to applicable law, each member of the Committee or of the Board shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action or failure to act pursuant to the Plan and against and from any and all amounts paid by him or her in satisfaction of judgment in such action, suit, or proceeding against him or her; *provided* he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled pursuant to the Company's Certificate of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

15.7 Relationship to other Benefits. No payment pursuant to the Plan shall be taken into account in determining any benefits pursuant to any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Subsidiary except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.

15.8 Expenses. The expenses of administering the Plan shall be borne by the Company and its Subsidiaries.

15.9 Titles and Headings. The titles and headings of the Sections in the Plan are for convenience of reference only and, in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

15.10 Fractional Shares. No fractional shares of Stock shall be issued and the Committee shall determine, in its discretion, whether cash shall be given in lieu of fractional shares or whether such fractional shares shall be eliminated by rounding up or down as appropriate.

15.11 Limitations Applicable to Section 16 Persons. Notwithstanding any other provision of the Plan, the Plan, and any Award granted or awarded to any Participant who is then subject to Section 16 of the Exchange Act, shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3 of the Exchange Act) that are requirements for the application of such exemptive rule. To the extent permitted by applicable law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.

15.12 Government and Other Regulations. The obligation of the Company to make payment of awards in Stock or otherwise shall be subject to all applicable laws, rules, and regulations, and to such approvals by government agencies as may be required. The Company shall be under no obligation to register pursuant to the Securities Act of 1933, as amended (the "Securities Act"), any of the shares of Stock paid pursuant to the Plan. If the shares paid pursuant to the Plan may in certain circumstances be exempt from registration pursuant to the Securities Act, the Company may restrict the transfer of such shares in such manner as it deems advisable to ensure the availability of any such exemption.

15.13 Governing Law. The Plan and all Award Agreements shall be construed in accordance with and governed by the laws of the State of Delaware (without regard to the State's conflict of law rules, except where the context requires the laws of a particular jurisdiction to be applied.)

15.14 <u>409A Compliance</u>. It is the intention of the Board that the Plan comply with the Section 409A Rules and the Committee and Board shall exercise discretion in granting Options, Restricted Stock, Stock Appreciation Rights, Performance Shares, Performance Share Units, Dividend Equivalents, Stock Payout Awards, Deferred Stock, Restricted Stock Units, Performance Bonus Awards, Performance-Based Awards, and other Stock-Based Awards, accordingly. The Plan and any grant of an Award under the Plan may be amended from time to time (without, in the case of an Award, the consent of the Participant) as may be necessary or appropriate to comply with the Section 409 Rule.

15.15 <u>Reporting</u>. The Company will provide grantees who are awarded Incentive Options with statements in accordance with Section 6039(a) of the Code and will file a return with the Internal Revenue Service with respect to grantees who are awarded Incentive Options in accordance with Section 6039(a)(1) of the Code. The Company will provide grantees who are awarded Nonqualified Options with a statement containing the information set forth in Treasury Regulation Section 1.61-14(c)(3).

15.16 <u>Clawback</u>. The Committee shall, in all appropriate circumstances and in accordance with guidance issued by the U.S. Securities and Exchange Commission, require reimbursement of any annual incentive payment including Incentive Options and Nonqualified Options to an executive officer where: (i) the payment was predicated upon achieving certain financial results that were subsequently the subject of a substantial restatement of Company financial statements filed with the U.S. Securities and Exchange Commission; and (ii) a lower payment would have been made to the executive based upon the restated financial results. In each such instance, the Committee shall, to the extent practicable and in a manner consistent with Section 409A of the Code, seek to recover from the individual executive the amount by which the individual executive's incentive payments for the three year period preceding the accounting restatement exceeded the lower payment that would have been made based on the restated financial results. For purposes of this policy, the term "executive officer" means any officer who has been designated an executive officer by the Board.

ANNEX C

PHARMACYCLICS, INC
EMPLOYEE STOCK PURCHASE PLAN

(As Amended and Restated on August 8, 2006)
(As Further Amended and Restated on October 9, 2008)
(As Further Amended and Restated on October 25, 2011)

I. PURPOSE

This Pharmacyclics, Inc. Employee Stock Purchase Plan (the "Plan") is intended to provide eligible employees of the Corporation and one or more of its Corporate Affiliates with the opportunity to acquire a proprietary interest in the Corporation through participation in a plan designed to qualify as an employee stock purchase plan under Section 423 of the Code.

II. DEFINITIONS

For purposes of administration of the Plan, the following terms shall have the meanings indicated:

Board means the Board of Directors of the Corporation.

Code means the Internal Revenue Code of 1986, as amended.

Common Stock means shares of the Corporation's common stock.

Corporate Affiliate means any parent or subsidiary corporation of the Corporation (as determined in accordance with Code Section 424), including any parent or subsidiary corporation which becomes such after the Effective Time.

Corporation means Pharmacyclics, Inc., a Delaware corporation, and any corporate successor to all or substantially all of the assets or voting stock of Pharmacyclics, Inc. which shall by appropriate action adopt the Plan.

Effective Time means the time at which the Underwriting Agreement for the initial public offering of the Common Stock is executed and finally priced. The initial offering period under the Plan shall start at the time of such execution and pricing of the Underwriting Agreement. Any Corporate Affiliate which becomes a Participating Corporation in the Plan after such Effective Time shall designate a subsequent Effective Time with respect to its employee Participants.

Eligible Earnings means the (i) regular base salary paid to a Participant by one or more Participating Companies during such individual's period of participation in the Plan, plus (ii) any pre tax contributions made by the Participant to any Code Section 401(k) salary deferral plan or any Code Section 125 cafeteria benefit program now or hereafter established by the Corporation or any Corporate Affiliate, plus (iii) all of the following amounts to the extent paid in cash: overtime payments, bonuses, commissions, profit sharing distributions and other incentive type payments. However, Eligible Earnings shall not include any contributions (other than Code

Section 401(k) or Code Section 125 contributions) made on the Participant's behalf by the Corporation or any Corporate Affiliate to any deferred compensation plan or welfare benefit program now or hereafter established.

Eligible Employee means any person who is on a regular basis expected to work more than twenty (20) hours per week for more than five (5) months per calendar year for the Corporation or any other Participating Corporation as an employee for earnings considered wages under Section 3121(a) of the Code.

Entry Date means the date an Eligible Employee first joins the offering period in effect under the Plan. The earliest Entry Date under the Plan shall be the Effective Time.

Fair Market Value means, for the Effective Time at which the initial offering period under the Plan begins, the price per share at which the Common Stock is to be sold in the initial public offering of the Common Stock pursuant to the Underwriting Agreement. For any subsequent date under the Plan on which the Common Stock is registered under Section 12(g) of the 1934 Act and traded on the open market, Fair Market Value means the closing selling price per share of the Common Stock on such date, as officially quoted on the principal securities exchange on which the Common Stock is at the time traded or, if not traded on any securities exchange, the closing selling price per share of the Common Stock on such date, as reported on the Nasdaq National Market. If there are no sales of the Common Stock on such day, then the closing selling price per share on the next preceding day for which such closing selling price is quoted shall be determinative of Fair Market Value.

1933 Act means the Securities Act of 1933, as amended.

1934 Act means the Securities Exchange Act of 1934, as amended.

Participant means any Eligible Employee of a Participating Corporation who is actively participating in the Plan.

Participating Corporation means the Corporation and such Corporate Affiliate or Affiliates as may be authorized from time to time by the Board to extend the benefits of the Plan to their Eligible Employees. The Participating Corporations in the Plan, as of the Effective Time, are listed in attached Schedule A.

Plan Administrator shall have the meaning given such term in Article III.

Restatement Date means the first business day of November 2009, which is the first day of the offering period commencing after the amendment and restatement of the Plan on October 9, 2008.

Semi Annual Entry Date means the first business day of May and November each calendar year within an offering period in effect under the Plan. The earliest Semi-Annual Entry Date under the Plan shall be the Effective Time.

Semi Annual Period of Participation means each semi-annual period for which the Participant actually participates in an offering period in effect under the Plan. There shall be a maximum of four (4) semi-annual periods of participation within each offering period. The first such semi-annual period (which may actually be more or less than six (6) months for the initial offering period) shall extend from the Effective Time through the last business day in April 1996. Subsequent semiannual periods shall be measured from the first business day of November to the last business day of April and from the first business day of May to the last business day of October.

Semi Annual Purchase Date means the last business day of April and October each calendar year on which shares of Common Stock are automatically purchased for Participants under the Plan. The initial Semi Annual Purchase Date shall be April 30, 1996.

III. ADMINISTRATION

The Plan shall be administered by a committee of two (2) or more non-employee Board members appointed by the Board (the "Plan Administrator"). The Plan Administrator shall have sole and exclusive authority to administer the Plan, interpret and construe any provision of the Plan and adopt such rules and regulations for administering the Plan as it may deem necessary in order to comply with the requirements of Code Section 423. Decisions of the Plan Administrator shall be final and binding on all parties who have an interest in the Plan.

IV. OFFERING PERIODS

A. Shares of Common Stock shall be offered for purchase under the Plan through a series of successive offering periods until such time as (i) the maximum number of shares of Common Stock available for issuance under the Plan shall have been purchased or (ii) the Plan shall have been sooner terminated in accordance with Subsection A of Article IX or Subsection B of Article X.

B. Each offering period shall have a maximum duration of twenty four (24) months, except that the first offering period may have a duration of twenty seven (27) months. The duration of each offering period shall be designated by the Plan Administrator prior to the start date. However, the initial offering period shall run from the Effective Time to the last business day of October 1997. The next offering period shall commence on the first business day of November 1997, and subsequent offering periods shall commence as designated by the Plan Administrator. On and after the Restatement Date, if the Fair Market Value of a share of Common Stock on any Semi-Annual Purchase Date (except the final scheduled Semi-Annual Purchase Date of the offering period) is lower than the Fair Market Value of a share of Common Stock on the first day of the offering period in which the Semi-Annual Purchase Date occurs, then the offering period in progress shall end immediately following the close of trading on such Semi-Annual Purchase Date, and a new offering period shall begin on the next subsequent business day of May or November, as applicable, and shall extend for a twenty-four (24) month period ending on the last business day of April or October, as applicable; and, subsequent offering periods shall commence on the first business day of May or November, as applicable, immediately following the end of the previous offering period and shall extend for a twenty-four (24) month period ending on the last business day of April or October, as applicable.

C. The Participant shall be granted a separate purchase right for each offering period in which he or she participates. The purchase right shall be granted on the Entry Date on which such individual first joins the offering period in effect under the Plan and shall be automatically exercised in successive semi-annual installments on the last business day of April and October of each year. Accordingly, each purchase right may be exercised up to two (2) times each year it remains outstanding.

D. No purchase rights granted under the Plan shall be exercised, and no shares of Common Stock shall be issued hereunder, until such time as (i) the Plan shall have been approved by the stockholders of the Corporation and (ii) the Corporation shall have complied with all applicable requirements of the 1933 Act (including the registration of the shares of Common Stock issuable under the Plan on a Form S 8 registration statement filed with the Securities and Exchange Commission), all applicable listing requirements of any securities exchange on which the Common Stock is listed for trading and all other applicable requirements established by law or regulation.

E. The Participant's acquisition of Common Stock under the Plan on any Semi Annual Purchase Date shall neither limit nor require the Participant's acquisition of Common Stock on any subsequent Semi Annual Purchase Date, whether within the same or a different offering period.

V. ELIGIBILITY AND PARTICIPATION

A. Each Eligible Employee of a Participating Corporation shall be eligible to participate in the Plan in accordance with the following provisions:

– An individual who is an Eligible Employee on the start date of the initial offering period under the Plan shall be eligible to commence participation in that offering period on such start date or on any subsequent Semi Annual Entry Date within that offering period on which he/she remains an Eligible Employee. The date on which such individual first joins the offering period shall be deemed to be such individual's Entry Date for the offering period, and on that date such individual shall be granted his/her purchase right for the initial offering period.

– An individual who is an Eligible Employee on the start date of any subsequent offering period shall be eligible to commence participation in that offering period on such start date or on any subsequent Semi Annual Entry Date within that offering period on which he/she remains an Eligible Employee. The date on which such individual first joins the offering period shall become such individual's Entry Date for the offering period, and on that date such individual shall be granted his/her purchase right for the offering period.

– An individual who first becomes an Eligible Employee after the start date of any offering period under the Plan may enter that offering period on the first Semi Annual Entry Date within such offering period on which he/she is an Eligible Employee or on any subsequent Semi Annual Entry Date within such offering period on which he/she remains an Eligible Employee. Such Semi Annual Entry Date shall become such individual's Entry Date for the offering period, and on that date such individual shall be granted his/her purchase right for the offering period.

B. In order to participate in the Plan for a particular offering period, the Eligible Employee must complete the enrollment forms prescribed by the Plan Administrator (including a purchase agreement and a payroll deduction authorization) and file such forms with the Plan Administrator (or its designate) on or before his/her scheduled Entry Date. However, for each Participant whose Entry Date is deemed to be the start date of the initial offering period, the requisite enrollment forms must be filed within ten (10) business days following such start date; otherwise, the Entry Date for that Participant shall be the first Semi Annual Entry Date following the filing of such enrollment forms. Once an Eligible Employee becomes a Participant, he shall be automatically enrolled at the same terms for a subsequent offering period, unless he advises the Plan Administrator, in a time and manner to be determined by the Plan Administrator, that he desires to modify his election.

C. The payroll deduction authorized by the Participant for purposes of acquiring shares of Common Stock under the Plan may be any multiple of one percent (1%) of the Eligible Earnings paid to the Participant during each Semi Annual Period of Participation within the offering period, up to a maximum of ten percent (10%); provided, however, that on and after the Restatement Date, the payroll deduction authorized by the Participant for purposes of acquiring shares of Common Stock under the Plan may be any multiple of one percent (1%) of the Eligible Earnings paid to the Participant during each Semi-Annual Period of Participation within the offering period, up to a maximum of twenty percent (20%). The deduction rate so authorized shall continue in effect for the remainder of the offering period, except to the extent such rate is changed in accordance with the following guidelines:

– The Participant may, at any time during a Semi Annual Period of Participation, reduce his/her rate of payroll deduction to become effective as soon as possible after filing of the requisite reduction form with the Plan Administrator. Prior to the Restatement Date, the Participant may not effect more than one (1) such reduction per Semi-Annual Period of Participation. For the avoidance of doubt, on and after the Restatement Date, the Participant may reduce his/her rate of payroll deduction to become effective as soon as possible after filing of the requisite reduction form with the Plan Administrator, without limitation as to the maximum number of reductions allowed.

– The Participant may, prior to the commencement of any new Semi-Annual Period of Participation within the offering period, increase the rate of his/her payroll deduction by filing the appropriate form with the Plan Administrator. The new rate (which may not exceed the ten percent (10%) maximum prior to the Restatement Date, or twenty percent (20%) maximum on and after the Restatement Date) shall become effective as of the first day of the first Semi Annual Period of Participation following the filing of such form.

D. Payroll deductions will automatically cease upon the termination of the Participant's purchase right in accordance with the applicable provisions of Section VII below.

E. If a Participant receives a hardship distribution from the Corporation's qualified cash or deferred arrangement, such Participant shall cease participation in the Plan and shall be unable to resume participation in the Plan until the later of six months from the date of the hardship distribution or such later date as provided in the Corporation's qualified cash or deferred arrangement.

VI. STOCK SUBJECT TO PLAN

A. The Common Stock purchasable by Participants under the Plan shall, solely in the discretion of the Plan Administrator, be made available from either authorized but unissued shares of Common Stock or from shares of Common Stock reacquired by the Corporation, including shares of Common Stock purchased on the open market. The total number of shares which may be issued under the Plan shall not exceed 1,500,000 shares (subject to adjustment under Section VI.B below).

B. In the event any change is made to the Corporation's outstanding Common Stock by reason of any stock dividend, stock split, exchange or combination of shares, recapitalization or any other change affecting the Common Stock as a class without the Corporation's receipt of consideration, appropriate adjustments shall be made by the Plan Administrator to (i) the class and maximum number of securities issuable in the aggregate over the term of the Plan, (ii) the class and maximum number of securities purchasable per Participant on any one (1) Semi Annual Purchase Date and (iii) the class and number of securities and the price per share in effect under each purchase right at the time outstanding under the Plan. Such adjustments shall be designed to preclude the dilution or enlargement of rights and benefits under the Plan.

VII. PURCHASE RIGHTS

Each Eligible Employee who participates in the Plan for a particular offering period shall have the right to purchase shares of Common Stock, in a series of successive semi-annual installments during such offering period, upon the terms and conditions set forth below and shall execute a purchase agreement embodying such terms and conditions and such other provisions (not inconsistent with the Plan) as the Plan Administrator may deem advisable.

A. Purchase Price. Common Stock shall be purchasable on each Semi Annual Purchase Date within the offering period at a purchase price equal to eighty five percent (85%) of the lower of (i) the Fair Market Value per share of Common Stock on the Participant's Entry Date into that offering period or (ii) the Fair Market Value per share on that Semi Annual Purchase Date.

B. Number of Purchasable Shares. The number of shares purchasable per Participant on each Semi Annual Purchase Date during the offering period shall be the number of whole shares obtained by dividing the amount collected from the Participant through payroll deductions during the Semi Annual Period of Participation ending with that Semi Annual Purchase Date (together with any carryover deductions from the preceding Semi Annual Period of Participation) by the purchase price in effect for the Semi Annual Purchase Date (as determined in accordance with Subsection A above). However, the maximum number of shares of Common Stock purchasable per Participant on any Semi-Annual Purchase Date shall not exceed One Thousand (1,000) shares, subject to periodic adjustment under Section VI.B; provided, however, on and after the Restatement Date, the maximum number of shares of Common Stock purchasable per Participant on any Semi-Annual Purchase Date shall not exceed Ten Thousand (10,000) shares, subject to periodic adjustment under Section VI.B.

Under no circumstances shall purchase rights be granted under the Plan to any Eligible Employee if such individual would, immediately after the grant, own (within the meaning of Code Section 424(d)) or hold outstanding options or other rights to purchase, stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Corporation or any of its Corporate Affiliates.

C. **Payment.** Payment for Common Stock purchased under the Plan shall be effected by means of the Participant's authorized payroll deductions. Such deductions shall begin with the first pay day following the Participant's Entry Date into the offering period and shall (unless sooner terminated by the Participant) continue through the pay day ending with or immediately prior to the last day of the offering period. However, for each Participant whose Entry Date is deemed to be the start date of the initial offering period, payroll deductions shall begin with the first pay day occurring more than five (5) days after his/her filing of the requisite enrollment forms. The amounts so collected shall be credited to the Participant's book account under the Plan, but no interest shall be paid on the outstanding balance credited to such account. The amounts collected from a Participant will not be held in any segregated account or trust fund and may be commingled with the general assets of the Corporation and used for general corporate purposes.

D. **Termination of Purchase Right.** The following provisions shall govern the termination of outstanding purchase rights:

– A Participant may, at any time on or before the fifth (5th) business day preceding the next Semi Annual Purchase Date, terminate his/her outstanding purchase right under the Plan by filing the prescribed notification form with the Plan Administrator (or its designate). No further payroll deductions shall be collected from the Participant with respect to the terminated purchase right, and any payroll deductions collected for the Semi Annual Period of Participation in which such termination occurs shall, at the Participant's election, be immediately refunded or held for the purchase of shares on the Semi Annual Purchase Date immediately following such termination. If no such election is made at the time such purchase right is terminated, then the payroll deductions collected with respect to the terminated right shall be refunded as soon as possible.

– The termination of such purchase right shall be irrevocable, and a Participant may not subsequently rejoin the offering period for which the terminated purchase right was granted. In order to resume participation in any subsequent offering period, such individual must re enroll in the Plan (by making a timely filing of a new stock purchase agreement and enrollment form) on or before the date he or she is first eligible to join the new offering period.

– Should a Participant cease to remain an Eligible Employee for any reason (including death, disability or change in status) while his/her purchase right remains outstanding, then such Participant shall be deemed to have elected to withdraw from the Plan and the payroll deductions credited to such Participant's account during the Semi-Annual Period of Participation in which such cessation of Eligible Employee status occurs shall be paid to such Participant or, in the case of his/her death, to the person or persons entitled thereto under Subsection I of this

Article VII, as soon as reasonably practicable, and such Participant's purchase right shall be automatically terminated.

E. **Stock Purchase.** Shares of Common Stock shall automatically be purchased on behalf of each Participant (other than Participants whose payroll deductions have previously been refunded in accordance with the Termination of Purchase Right provisions in Subsection D above) on each Semi Annual Purchase Date. The purchase shall be effected by applying each Participant's payroll deductions for the Semi Annual Period of Participation ending on such Semi Annual Purchase Date (together with any carryover deductions from the preceding Semi Annual Period of Participation) to the purchase of whole shares of Common Stock (subject to the limitation on the maximum number of purchasable shares imposed under Subsection B of this Article VII) at the purchase price in effect for that Semi Annual Purchase Date. Any payroll deductions not applied to such purchase because they are not sufficient to purchase a whole share shall be held for the purchase of Common Stock on the next Semi Annual Purchase Date. However, any payroll deductions not applied to the purchase of Common Stock by reason of the limitation on the maximum number of shares purchasable by the Participant on the Semi Annual Purchase Date shall be promptly refunded to the Participant.

F. **Proration of Purchase Rights.** Should the total number of shares of Common Stock which are to be purchased pursuant to outstanding purchase rights on any particular date exceed the number of shares then available for issuance under the Plan, the Plan Administrator shall make a pro-rata allocation of the available shares on a uniform and nondiscriminatory basis, and the payroll deductions of each Participant, to the extent in excess of the aggregate purchase price payable for the Common Stock pro-rated to such individual, shall be refunded to such Participant.

G. **Rights as Stockholder.** A Participant shall have no stockholder rights with respect to the shares subject to his/her outstanding purchase right until the shares are actually purchased on the Participant's behalf in accordance with the applicable provisions of the Plan. No adjustments shall be made for dividends, distributions or other rights for which the record date is prior to the date of such purchase.

A Participant shall be entitled to receive, as soon as practicable after each Semi Annual Purchase Date, a stock certificate for the number of shares purchased on the Participant's behalf. Such certificate may, upon the Participant's request, be issued in the names of the Participant and his/her spouse as community property or as joint tenants with right of survivorship. Alternatively, the Participant may request the issuance of such certificate in "street name" for immediate deposit in a Corporation designated brokerage account.

H. **Assignability.** No purchase right granted under the Plan shall be assignable or transferable by the Participant other than by will or by the laws of descent and distribution following the Participant's death or pursuant to a divorce or a domestic relations order or as otherwise required by law, and during the Participant's lifetime the purchase right shall be exercisable only by the Participant.

I. **Beneficiary Designation.** A Participant may file a written beneficiary designation indicating the person entitled to receive any shares purchased or purchasable on the

Participant's behalf at the time of his/her death or to obtain a cash refund of any existing payroll deductions held on the deceased Participant's behalf under the Plan. Such beneficiary designation may be changed by the Participant at any time by filing the appropriate form with the Plan Administrator. In the event there is no validly designated beneficiary under the Plan living at the time of the Participant's death, the Corporation shall deliver such shares and/or cash refund to the executor or administrator of the Participant's estate or, if (to the knowledge of the Corporation) no such executor or administrator has been appointed, the Corporation shall deliver such shares and/or cash refund to the Participant's spouse or if no spouse is living, to the children of the Participant in equal shares.

J. **Change in Ownership.** Should any of the following transactions (a "Change in Ownership") occur during the offering period:

– a merger or consolidation in which the Corporation is not the surviving entity, except for a transaction the principal purpose of which is to change the State in which the Corporation is incorporated,

– the sale, transfer or other disposition of all or substantially all of the Corporation's assets in complete liquidation or dissolution of the Corporation, or

– any reverse merger in which the Corporation is the surviving entity but in which securities possessing more than fifty percent (50%) of the total combined voting power of the Corporation's outstanding securities are transferred to a person or persons different from the persons holding those securities immediately prior to such merger,

then all outstanding purchase rights under the Plan shall automatically be exercised, immediately prior to the effective date of such Change in Ownership, by applying the payroll deductions of each Participant for the Semi Annual Period of Participation in which such Change in Ownership occurs to the purchase of whole shares of Common Stock at eighty five percent (85%) of the lower of (i) the Fair Market Value of the Common Stock on the Participant's Entry Date into the offering period in which such Change in Ownership occurs or (ii) the Fair Market Value of the Common Stock immediately prior to the effective date of such Change in Ownership. However, the applicable share limitations of Articles VII and VIII shall continue to apply to any such purchase.

The Corporation shall use its best efforts to provide at least ten (10) days prior written notice of the occurrence of any Change in Ownership, and Participants shall, following the receipt of such notice, have the right to terminate their outstanding purchase rights in accordance with the applicable provisions of this Article VII.

VIII. ACCRUAL LIMITATIONS

A. No Participant shall be entitled to accrue rights to acquire Common Stock pursuant to any purchase right outstanding under this Plan if and to the extent such accrual, when aggregated with (i) rights to purchase Common Stock accrued under any other purchase right outstanding under this Plan and (ii) similar rights accrued under other employee stock purchase plans (within the meaning of Code Section 423) of the Corporation or its Corporate Affiliates, would otherwise permit such Participant to purchase more than Twenty Five Thousand Dollars ($25,000) worth of stock of the Corporation or any Corporate Affiliate (determined on the basis of the Fair Market Value of such stock on the date or dates such rights are granted) for each calendar year such rights are at any time outstanding.

B. For purposes of applying such accrual limitations, the right to acquire Common Stock pursuant to each purchase right outstanding under the Plan shall accrue as follows:

– The right to acquire Common Stock under each such purchase right shall accrue in a series of successive semi-annual installments as and when the purchase right first becomes exercisable for each such installment on the last business day of each Semi Annual Period of Participation for which the right remains outstanding.

– No right to acquire Common Stock under any outstanding purchase right shall accrue to the extent the Participant has already accrued in the same calendar year the right to acquire Common Stock under one (1) or more other purchase rights at a rate equal to Twenty Five Thousand Dollars ($25,000) worth of Common Stock (determined on the basis of the Fair Market Value on the date or dates of grant) for each calendar year during which one (1) or more of those purchase rights were at any time outstanding.

– If by reason of such accrual limitations, any purchase right of a Participant does not accrue for a particular Semi Annual Period of Participation, then the payroll deductions which the Participant made during that Semi Annual Period of Participation with respect to such purchase right shall be promptly refunded.

C. The Twenty-Five Thousand Dollar ($25,000) limitation described in this Article VIII is an annual limitation with no carry-forward from prior years.

D. In the event there is any conflict between the provisions of this Article VIII and one (1) or more provisions of the Plan or any instrument issued thereunder, the provisions of this Article VIII shall be controlling.

IX. AMENDMENT AND TERMINATION

A. The Board may alter, amend, suspend or discontinue the Plan following the close of any Semi Annual Period of Participation. However, the Board may not, without the approval of the Corporation's stockholders:

– materially increase the maximum number of shares issuable under the Plan or the maximum number of shares purchasable per Participant on any one (1) Semi Annual Purchase Date, except that the Plan Administrator shall have the authority, exercisable without such stockholder approval, to effect adjustments to the extent necessary to reflect changes in the Corporation's capital structure pursuant to Subsection B of Article VI; or

– alter the purchase price formula so as to reduce the purchase price payable for the shares purchasable under the Plan; or

– materially increase the benefits accruing to Participants under the Plan or materially modify the requirements for eligibility to participate in the Plan; or

– change the granting corporation or the stock available for purchase.

B. The Corporation shall have the right, exercisable in the sole discretion of the Plan Administrator, to terminate all outstanding purchase rights under the Plan immediately following the close of any Semi Annual Period of Participation. Should the Corporation elect to exercise such right, then the Plan shall terminate in its entirety. No further purchase rights shall thereafter be granted or exercised, and no further payroll deductions shall thereafter be collected, under the Plan.

X. GENERAL PROVISIONS

A. The Plan was adopted by the Board on August 2, 1995 and became effective at the Effective Time. On September 11, 1997 the Plan was amended and restated by the Board to increase the maximum number of shares of Common Stock authorized for issuance over the term of the Plan by 50,000 shares and the increase was approved by the stockholders at the 1997 Annual Meeting; on October 31, 2001 the Plan was amended and restated by the Board to increase the maximum number of shares of Common Stock authorized for issuance over the term of the Plan by 200,000 shares and the increase was approved by the stockholders at the 2001 Annual Meeting; and on September 18, 2002 the Plan was amended and restated by the Board to increase the maximum number of shares of Common Stock authorized for issuance over the term of the Plan by 200,000 shares and the increase was approved by the stockholders at the 2002 Annual Meeting; on August 8, 2006 the Plan was amended and restated by the Board to increase the maximum number of shares of Common Stock authorized for issuance over the term of the Plan by 200,000 shares and the increase was approved by the stockholders at the 2006 Annual Meeting; and on October 9, 2008 the Plan was amended and restated by the Board to increase the maximum number of shares by 300,000 shares and to effect certain other amendments to the Plan and the increase and certain other amendments were approved by the stockholders at the 2008 Annual Meeting.

B. The Plan shall terminate upon the earlier of (i) the date on which all shares available for issuance under the Plan shall have been sold pursuant to purchase rights exercised under the Plan, or (ii) the date the Corporation terminates the Plan.

C. All costs and expenses incurred in the administration of the Plan shall be paid by the Corporation.

D. Neither the action of the Corporation in establishing the Plan, nor any action taken under the Plan by the Board or the Plan Administrator, nor any provision of the Plan itself shall be construed so as to grant any person the right to remain in the employ of the Corporation or any of its Corporate Affiliates for any period of specific duration, and such person's employment may be terminated at any time, with or without cause.

E. The provisions of the Plan shall be governed by the laws of the State of California without resort to that State's conflict of laws rules, except where the context requires the laws of a particular jurisdiction to be applied.

Schedule A

Corporations Participating in
Employee Stock Purchase Plan
As of the Effective Time

Pharmacyclics, Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended June 30, 2011

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________.

Commission File Number: 000-26658

Pharmacyclics, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	**94-3148201**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
995 E. Arques Avenue, Sunnyvale, CA	**94085-4521**
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: **(408) 774-0330**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Common Stock, $.0001 Par Value	Nasdaq Capital Market

Securities registered pursuant to Section 12(g) of the Act: None
(Title of Class)

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files) Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendments to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. Check one:

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting stock held by non-affiliates of the Registrant was $279,356,921 based on the closing sale price of the Registrant's common stock on The NASDAQ Stock Market LLC on the last business day of the Registrant's most recently completed second fiscal quarter. Shares of the Registrant's common stock beneficially owned by each executive officer and director of the Registrant and by each person known by the Registrant to beneficially own 10% or more of its outstanding common stock have been excluded, in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes. The number of outstanding shares of the Registrant's common stock as of August 31, 2011 was 68,400,558.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the following document are incorporated by reference into Part III of this Form 10-K: the Definitive Proxy Statement for the Registrant's 2011 Annual Meeting of Stockholders which will be filed with the Securities and Exchange Commission within 120 days after the end of the Registrant's fiscal year.

ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED JUNE 30, 2011

TABLE OF CONTENTS

Part I

Important Factors Regarding Forward-Looking Statements

This report contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "possible," "potential," "predict," "should" or "will" or the negative of such terms or other comparable terminology. In particular, forward-looking statements include:

- *statements about our future capital requirements and the sufficiency of our cash, cash equivalents, marketable securities and other financing proceeds to meet these requirements;*
- *information concerning possible or assumed future results of operations, trends in financial results and business plans;*
- *statements about our product development schedule;*
- *statements about our expectations for and timing of regulatory approvals for any of our product candidates;*
- *statements about the level of our expected costs and operating expenses;*
- *statements about the potential results of ongoing or future clinical trials;*
- *other statements about our plans, objectives, expectations and intentions; and*
- *other statements that are not historical fact.*

From time to time, we also may provide oral or written forward-looking statements in other materials we release to the public. Forward-looking statements are only predictions that provide our current expectations or forecasts of future events. Any or all of our forward-looking statements in this report and in any other public statements are subject to unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance or achievements. You should not place undue reliance on these forward-looking statements.

We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Also note that we provide a cautionary discussion of risks, uncertainties, assumptions and other factors relevant to our business under the caption Risk Factors and elsewhere in this report. These are risks that we think could cause our actual results to differ materially from expected or historical results.

Item 1. *Business*

Company Overview

We are a clinical-stage biopharmaceutical company focused on developing and commercializing innovative small-molecule drugs for the treatment of cancer and immune mediated diseases. Our mission and goal is to build a viable biopharmaceutical company that designs, develops and commercializes novel therapies intended to improve quality of life, increase duration of life and resolve serious unmet medial healthcare needs. We identify promising product candidates using our scientific development expertise, develop our products in a rapid, cost-efficient manner and pursue commercialization and/or development partners when and where appropriate.

In 2006, we acquired multiple small molecule drug candidates for the treatment of cancer and other diseases from Celera Genomics, an Applera Corporation business (now Celera Corporation - a subsidiary of Quest Diagnostics Incorporated), including technology and intellectual property relating to drugs that target histone deacetylase (HDAC) enzymes, selective HDAC enzymes, a Factor VIIa inhibitor targeting a tumor signaling pathway involved in angiogenesis, tumor growth and metastases, and B-cell associated tyrosine kinase inhibitors potentially useful for the treatment of lymphomas and autoimmune diseases. Since that time we have advanced these programs by bringing several product candidates into clinical development.

Presently, we have three product candidates in clinical development and several preclinical molecules in lead optimization. We are committed to high standards of ethics, scientific rigor, and operational efficiency as we move each of these programs to viable commercialization. To date, substantially all of our resources have been dedicated to the research and development of our products, and we have not generated any commercial revenues from the sale of our products. We do not anticipate the generation of any product commercial revenues until we receive the necessary regulatory and marketing approvals to launch one of our products.

We are headquartered in Sunnyvale, California and are listed on NASDAQ under the symbol PCYC. To learn more about how Pharmacyclics advances science to improve human healthcare visit us at http://www.pharmacyclics.com. Information found on our website is not incorporated by reference into this report.

Our Pipeline

Our clinical development and product candidates are small-molecule enzyme inhibitors designed to target key biochemical pathways involved in human diseases with critical unmet needs. We currently have three proprietary drug candidates under clinical development and several preclinical lead molecules. This includes: an inhibitor of Bruton's tyrosine kinase (Btk) (PCI-32765) currently in Phase II studies in hematologic malignancies; a Btk inhibitor lead optimization program targeting autoimmune indications, an inhibitor of Factor VIIa (PCI-27483) in a Phase II clinical trial in pancreatic cancer and a histone deacetylase (HDAC) inhibitor (PCI-24781) currently in Phase I and II clinical trials in solid tumors and hematological malignancies.

Status of Products in Pre-Clinical and Clinical Development

The table below summarizes our pre-clinical programs and clinical product candidates and their stage of development:

Product Candidates	Disease Indication	Development Status[1]
PCI-32765 Bruton's Tyrosine Kinase (Btk) Inhibitor	B-cell lymphomas: • *chronic lymphocytic leukemia* • *mantle cell lymphoma* • *diffuse large B cell lymphoma*	Multiple Phase II trials – enrolling
	Multiple myeloma	Phase II – in preparation
Bruton's Tyrosine Kinase (Btk) Inhibitor lead optimization program	Autoimmune disease	Lead optimization and preclinical testing
PCI-27483 Factor VIIa Inhibitor	Pancreatic cancer	Phase II – enrolling
PCI-24781 HDAC Inhibitor	Recurrent lymphomas Soft tissue sarcoma	Phase II – enrolling Phase I/II – enrolling
HDAC8 Inhibitor Program	Cancer	Lead optimization and preclinical testing

(1) "Phase I" means initial human clinical trials designed to establish the safety, dose tolerance, pharmacokinetics (i.e. absorption, metabolism, excretion), and pharmacodynamics (i.e. surrogate markers for activity) of a compound. "Phase II" means human clinical trials designed to establish safety, optimal dosage and preliminary activity of a compound in a patient population. "Preclinical" means the stage of drug development prior to human clinical trials in which a molecule is optimized for "drug like" properties and evaluated for efficacy, pharmacokinetics, pharmacodynamics and safety.

Our Drug Development Programs

Btk Inhibitor Program

We are pioneering the development of orally bioavailable inhibitors of Bruton's tyrosine kinase (Btk), a signaling protein that is critically important for the activity of B cells (cells that can develop into antibody producing cells). When B cells are overactive, the immune system can produce antibodies that begin to attack the body's own tissue, leading to autoimmune diseases. Also, B-cell lymphomas and leukemias, which are common blood cancers, result from mutations acquired during B-cell development that lead to uncontrolled B-cell proliferation. Both autoimmune diseases and B-cell malignancies are thought to be driven by overactive signaling and activation of the B-cell antigen receptor, a process that is dependent on Btk.

We have development programs for B-cell malignancies and autoimmune diseases. For malignant indications we have developed **PCI-32765,** which has demonstrated clinical activity and tolerability in Phase I and Phase II clinical trials in a variety of B-cell malignancies, including chronic lymphocytic leukemia (CLL) and a number of non-Hodgkin's lymphoma (NHL) subtypes. CLL, mantle cell lymphoma (MCL), follicular lymphoma (FL), diffuse large B cell lymphoma (DLBCL) and multiple myeloma (MM) are specific indications of our current or planned Phase II development. We are currently optimizing inhibitors of Btk for autoimmune diseases.


BCR
Igα Igβ
Syk
P BLNK P
Btk
P
PLCγ
PtdIns(4,5)P2
Lyn/Fyn
DAG + InsP3
B-cell activation
Btk plays a critical role in the B-cell receptor signaling pathway. Btk inhibitors block B-cell activation.

Pharmacodynamic Probe Assay

We have developed an assay to measure occupancy of Btk in PBMCs (described in Honigberg et al., Proc Natl Acad Sci USA, 2010; 107: 13075-80) using a cell-permeable fluorescently-labeled derivative of PCI-32765. This probe assay has demonstrated full occupancy of Btk by PCI-32765 in cancer patients at 4 and 24 hours post-dose beginning at the 2.5 mg/kg dose level, at AUC ≥200ng hr/mL. See below for an example of probe assay data from a clinical trial patient.


Btk Occupancy (Probe Assay)
% Unoccupied Btk
100
75
50
25
0
Pre 4 hr 24 hr Pre 4 hr 24 hr Pre 4 hr 24 hr Pre 4 hr 24 hr Pre 4 hr 24 hr Pre 4 hr 24 hr
Cohort 1 1.25 mg/kg
Cohort 2 2.5 mg/kg
Cohort 3 5 mg/kg
Cohort 4 8.3 mg/kg
Cont. Cohort 8.3 mg/kg
Cohort 5 12.5 mg/kg

Mechanism of Action

PCI-32765 is a potent and selective small molecule inhibitor of Btk, a signaling kinase expressed in B cells that functions downstream of the B cell antigen receptor (BCR). Selective inhibition of Btk by PCI-32765 blocks B-cell receptor signaling and prevents B cell activation (Honigberg et al., Proc Natl Acad Sci USA, 2010; 107: 13075-80). PCI-32765 binds irreversibly to the active site of Btk, thereby inhibiting the activity of Btk (IC50 of 0.5 nM). Importantly, as Btk is not found in T cells, in vitro application of PCI-32765 to T cells shows that PCI-32765 does not affect T-cell function. PCI-32765 is a selective inhibitor and does not appear to bind to other cellular proteins, with few exceptions, as strongly and as rapidly as it does to Btk. In humans, the levels of PCI-32765 in the blood are reduced by half within 1.5 to 2.5 hours. The unique combination of irreversible binding and rapid elimination reduces the likelihood of "off-target" effects of PCI-32765. This has clinical relevance, as often off-target interactions contribute to the toxicity of drugs.

Several lines of evidence suggest that signaling through the BCR pathway is necessary to sustain the viability of B-cell lymphomas, and Btk recently was identified in an siRNA screen as an essential kinase for survival in a subset of diffuse large cell lymphomas driven by activated BCR. In these cells, chronic active BCR signaling drives constitutive NF-κB signaling blocking apoptosis; blocking Btk with PCI-32765 was shown to promote apoptosis in these cells (Davis et al., Nature, 2010; 463: 88-94).

In chronic lymphocytic leukemia (CLL), multiple studies have documented evidence of enhanced BCR signaling, especially in patients with IgVH unmutated disease or those with increased ZAP-70 expression. We have recently published a detailed study demonstrating that PCI-32765 promotes apoptosis, inhibits proliferation, and also prevents CLL cells from responding to survival stimuli provided by the microenvironment (Herman et al, Blood, 2011; 117:6287-6296). In this study, treatment of CD40 or BCR activated CLL cells with PCI-32765 resulted in inhibition of Btk tyrosine phosphorylation and also effectively abrogated downstream survival pathways activated by this kinase including ERK1/2, PI3K, and NF-κB. Additionally, PCI-32765 inhibited activation-induced proliferation of CLL cells in vitro, effectively blocking survival signals provided externally to CLL cells from the microenvironment including soluble factors (CD40L, BAFF, IL-6, IL-4, and TNF-α), fibronectin engagement and stromal cell contact.

Btk Inhibitor PCI-32765 Clinical Development Update

At the 2011 Annual Meeting of the American Society of Clinical Oncology (ASCO), we presented interim results of our Phase IB/II study in CLL/SLL patients. The presentation included interim data from a single-agent, multi-cohort study evaluating PCI-32765 in CLL/SLL patients with relapsed/ refractory disease or with treatment-naive disease, who were 65 years of age or older. A daily oral dose of 420mg was tested initially, and an additional cohort of patients with relapsed/ refractory disease treated with 840mg daily was enrolled following closure of the 420mg QD relapsed/ refractory cohort. This group of patients had a shorter median follow-up time and was included only for initial response assessment and summary safety data.

As described in this ASCO presentation, PCI-32765 was well-tolerated overall; discontinuation of treatment for adverse events occurred in 3 of 83 patients. Diarrhea, nausea/ vomiting, and dyspepsia were the most frequently reported events and were typically of modest severity. Significant neutropenia and thrombocytopenia were uncommon in the 420mg qD cohorts, but more frequently observed (18%, 9% respectively) in the 840mg qD cohort in spite of the shorter follow-up. As previously reported, a characteristic pattern of response occurred in the CLL patients, with rapid reduction of lymph node disease and a corresponding initial phase of lymphocytosis. The resolution of lymphocytosis was more rapid in treatment-naive versus relapsed/ refractory patients, corresponding to a more rapid evolution of overall response per standard criteria in treatment-naive patients. At a median follow-up of 6.3 months, 67% of patients with treatment-naive disease had achieved an overall objective response by standard criteria, with an additional 19% of patients achieving a nodal response (a reduction of lymph node disease). At a median follow-up of 7.8 months in the cohort of relapsed/ refractory patients treated with 420mg qD, the rate of overall objective response was 48% with an additional 41% of patients having achieved a nodal response. The initial response assessment at 2 months in patients with relapsed/ refractory disease appeared similar between the 420mg qD and 840mg qD doses. Additionally, achieving response appeared to be independent of poor-risk features, such as del (17p), del (11q), and lack of mutation in the immunoglobulin heavy chain variable region gene. Through June 30, 2011, three patients have experienced disease progression, and 81% of relapsed/ refractory patients in the more mature 420mg qD cohort are on treatment and free-of-progression at 6 months.

At the 11th International Conference on Malignant Lymphomas in Lugano, Switzerland in June, 2011, we reported an update on our Phase IA trial of PCI-32765 in patients with relapsed or refractory B-cell malignancies. No significant changes in the safety profile have emerged with longer follow-up of this trial. Low-grade diarrhea, fatigue, cough, nausea, and headache were the most frequently reported adverse events; significant neutropenia and thrombocytopenia were uncommon. With longer follow-up, the objective response rate in evaluable patients with CLL/SLL (now 11/14, 79%) and follicular lymphoma (now 6/13, 46%) improved as compared to December 2010. Twenty-two patients remain on the treatment, including five of the nine mantle cell lymphoma patients enrolled in the study. Objective response rates in MCL and DLBCL were also reported, with MCL at 78% (7 out of 9 patients, with an additional 1 with stable disease on treatment greater than 20 months) and DLBCL at 23% (2 out of 7 patients).

In August 2011, we entered into a five-year Cooperative Research and Development Agreement with the National Cancer Institute (NCI) to collaborate on the development of PCI-32765. Under the Agreement, the NCI's Division of Cancer Treatment and Diagnosis plans to sponsor Phase I and Phase II trials of PCI-32765 in various hematologic malignancies.

Chronic Lymphocytic Leukemia / Small Lymphocytic Lymphoma

Two ongoing studies, initiated in calendar Q1 2011, are evaluating PCI-32765 in combination with standard therapies for CLL/SLL (PCI-32765 in combination with ofatumumab (PCYC-1109) or with bendamustine and rituximab (PCYC-1108). We expect to be able to analyze initial 3-month safety data for the combinations being evaluated in these studies before the end of calendar 2011.

Based on the significant single-agent activity demonstrated in CLL/SLL from the Phase I and Phase II trials, and contingent upon the demonstration of safety of combining PCI-32765 with other commonly used CLL regimens, Phase III planning is currently underway.

Mantle Cell Lymphoma (MCL)

In February 2011 a Phase II study of single-agent PCI-32765 in relapsed or refractory MCL (PCYC-1104) began enrollment. We submitted an abstract for presentation at the 2011 American Society of Hematology Annual Meeting (San Diego, CA, December 10 – 13). Based on the significant single-agent activity demonstrated in MCL from the Phase IA trial and contingent upon the ongoing analysis of the Phase II trial, Phase III planning is currently underway.

Diffuse Large B-Cell Lymphoma (DLBCL)

A multicenter, open-label, Phase II study of PCI-32765 in patients with relapsed or refractory DLBCL (PCYC-1106) began enrollment in Q2 2011. This study is designed to assess the activity of PCI-32765 in two genetically distinct subtypes of DLBCL, the activated B-cell (ABC) subtype and the germinal center (GC) subtype. Other trials evaluating the combination of PCI-32765 with chemotherapy in DLBCL are under development.

A separate pilot study of PCI-32765 in 10 patients with ABC subtype DLBCL is currently being conducted at the NIH Clinical Center. A preliminary analysis of this study has been submitted for presentation at the 2011 American Society of Hematology Annual (San Diego, CA, December 10 – 13).

Follicular Lymphoma (FL)

We are encouraged by the preliminary signals from our Phase IA trial and are currently developing a Phase II program in this histology.

Multiple Myeloma (MM)

Ongoing pre-clinical studies, both internally as well as through external collaborations, have suggested a vital role for Btk in both malignant plasma cells and osteoclasts, the principal effectors of the bone complications of this disease. Based on this preclinical data, we believe that Btk represents a viable therapeutic target in MM, and we are currently developing a Phase II trial of PCI-32765 in MM.

PCI-32765 Patents

PCI-32765 and other Btk inhibitors (as compounds, in pharmaceutical compositions, PD markers, methods, and in uses for treating a variety of diseases) are covered by US patent applications (issued and pending) and PCT national phase patent applications in fifteen ex-US jurisdictions, including Europe, Canada, Mexico, Japan, China, India, South Korea, Australia, Brazil, etc. The projected expiration of global coverage is through December 2026 and beyond, excluding patent term extensions in the various territories which can be up to five years.

Btk Inhibitor Market Opportunity

There are significant and distinct areas of unmet medical need across the NHL subtypes. Within the indolent lymphomas, we believe a need exists for active therapies that avoid the toxicities typically seen with conventional chemotherapies. Such active therapies are needed as part of effective combinations early in the course of treatment, and also as effective single-agent treatments later in the course of disease progression. In particular, drugs which are well tolerated and which do not limit subsequent treatment options because of bone marrow or other organ toxicity are demanded. In the aggressive lymphomas, it is our belief that the need exists for agents that can combine with standard therapies to improve cure rate, and for agents that are effective in patients that fail potentially curative therapy.

In the major pharmaceutical markets in the US, Europe and Japan, Decision Resources, Inc. estimates the following for 2011: There are 305,440 prevalent cases living with DLBCL, with 50,180 patients estimated to be in the first line setting and 34,320 patients estimated to be in the relapsed/refractory setting. Prevalence is defined as people living with a history of the disease at a particular point in time. CLL/SLL constitutes about one-third of the B-cell malignancy population. There are 172,630 prevalent cases living with CLL, with 39,390 patients estimated to be in the first line setting and 33,550 patients estimated to be in the relapsed/refractory CLL setting. Follicular lymphoma (FL) constitutes about 20% of the B-cell malignancy population and is considered an indolent, yet incurable, disease. There are 136,450 prevalent cases living with FL, with 21,050 patients estimated to be in the first line setting and 14,270 patients estimated to be in the relapsed/refractory setting. MCL, generally an aggressive form of lymphoma, comprises approximately 5% of the newly diagnosed B-cell malignancies. There are 32,180 prevalent cases living with MCL, with 5,300 patients estimated to be in the first line setting and 4,140 patients estimated to be in the relapsed/refractory setting.

There are many distinct subtypes of B-cell malignancies; the common ones include the following: follicular lymphoma, chronic lymphocytic leukemia/small lymphocytic lymphoma, diffuse large B-cell lymphoma and mantle cell lymphoma. The NHL therapy market will experience robust annual growth (7.6% per year) and more than double in size over the years 2009-2019 from approximately $4.1

billion in 2009 to approximately $8.4 billion in 2019, as forecasted by Decision Resources, Inc. in the Non-Hodgkin's Lymphoma Onkos Study, April 2011.

Btk Inhibitor for Autoimmune Diseases Pre-Clinical Development

In animal models of rheumatoid arthritis, we have observed that oral administration of Btk inhibitors leads to regression of established disease. Currently we are working on a second series of patented Btk inhibitors with the goal of optimizing the molecules for potency, pharmacokinetics, and safety. In March 2011 we stopped further advancement of our previous preclinical development molecule, PCI-45292, following the results from preclinical toxicology studies. PCI-45292 was characterized as having increased selectivity for Btk inhibition, a reduced potential for off-target protein binding, and improved metabolic stability. Also, as shown in the figure below, PCI-45292 ameliorated inflammation in collagen-induced arthritis models at very low doses. Therefore we believe that 2nd generation Btk compounds like PCI-45292 have the required characteristics to become a new oral disease modifying anti-rheumatic drug (DMARD).


Vehicle
Methotrexate, 1.5 mg/kg/day
PCI-45292, 0.75 mg/kg/day
PCI-45292, 2.25 mg/kg/day
Clinical Arthritis Score
(Mean ± SE)
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Start of Dosing
End of Dosing
0
2
4
6
8
10
12
Treatment Day

PCI-45292 completely suppresses arthritic inflammation in a Collagen-induced Arthritis Model

Factor VIIa Inhibitor Program

Factor VII is a proteolytic enzyme that becomes activated (FVIIa) by binding to the cell surface protein tissue factor (TF). TF is over expressed in many cancers including gastric, breast, colon, lung, prostate, ovarian, and pancreatic cancers. In these tumors, the FVIIa/TF complex induces intracellular signaling pathways by activating PAR-2. This in turn increases the expression of interleukin-8 (IL-8) and vascular endothelial growth factor (VEGF), two proteins that play an important role in tumor growth and metastases as well as angiogenesis. FVIIa also initiates the coagulation processes implicated in the high incidence of thromboembolic complications seen in cancer patients. Thromboembolic events are a major cause of death in patients with cancer, and anticoagulant treatment has been shown to improve survival in a variety of cancers (Klerk et al. JCO. 2005).


PCI-27483
FVIIa/TF complex
FXa
Prothrombin
FV
Platelet
Prothrombinase complex
Tumor cell microparticle
FXa
FII / FIIa
FIIa Thrombin
FVII
FX
Fibrinogen
FIIa
Fibrin
Blood clot formation
FVIIa/TF complex
PAR2
TF
PAR1
PAR3
PAR4
Intravascular space
Blood vessel wall
Extravascular space
MAPK signal transduction
Tumor cell
Angiogenesis and tumor growth
Factor VIIa Inhibitor

PCI-27483 Factor VIIa Inhibitor

Our Factor VIIa inhibitor PCI-27483 is a novel first-in-human small molecule inhibitor that selectively targets FVIIa. As an inhibitor of FVIIa, PCI-27483 has two potential mechanisms of action: 1) inhibition of intracellular signaling involved in tumor growth and metastases and 2) inhibition of early coagulation processes associated with thromboembolism.

PCI-27483 Anti-Tumor Effects in a Pancreatic Tumor Xenograft Model

Preclinical studies have shown PCI-27483 to significantly inhibit tumor growth in human pancreatic xenograft mice models, with or without gemcitabine.



Vehicle BID
PCI-27483 75 mg/kg BID
Gemcitabine 30*- 40** mg/kg
PCI-27483 + Gemcitabine
Mean ± SE Tumor Volume (mm^3)
225
175
125
75
25
0
5
10
15
20
25
30
Study Day
Dosing Intervals

Tumor growth inhibition

- 16.7% with gemcitabine alone
- 71.3% with PCI-27483 alone
- 89.7% with PCI-27483 plus gemcitabine

In cancer, the Factor VIIa: TF complex triggers a host of physiologic processes that facilitate tumor angiogenesis, growth, and metastases. Laboratory studies and animal models indicate that PCI-27483 inhibits tumor angiogenesis, growth and metastases.



Malignant Cells 40X



Leading edge of tumor

Malignant Cell at Pushing Margin of Invasion 60X



Malignant Cells and Surrounding Fibrocollagenous Matrix 40X

FVIIa was detected in 12/13 pancreatic carcinomas by staining techniques. Staining was detected in malignant cells while all normal cells were negative. Staining often detected at the leading edge of tumor invasion.

PCI-27483 Anti-Thrombotic Effects in an Arterial Thrombosis Model

The anti-thrombotic effects of PCI-27483 were determined in a baboon model of arterial thrombosis. In this model, PCI-27483 showed dose-dependent inhibition of thrombus formation, fibrin accumulation, and prothrombin time, and 4mg/kg PCI-27483 demonstrated comparable anti-coagulation effects as 2mg/kg Lovenox.


Vehicle Control (n = 5)
1 mg/kg PCI-27483 (n = 4)
2 mg/kg PCI-27483 (n = 5)
4 mg/kg PCI-27483 (n = 4)
2 mg/kg Lovenox (n= 3)
Platelet Deposition (x10 9)
Exposure Time (min)
-1
0
1
2
3
4
-10
0
10
20
30
40
50
60
70


Vehicle Control (n = 5)
1 mg/kg PCI-27483 (n = 4)
2 mg/kg PCI-27483 (n = 5)
4 mg/kg PCI-27483 (n = 4)
xPT over Baseline
Time Post-dosing (min)
1
1.5
2
2.5
0
30
60
90
120
150
180
210

Factor VIIa PCI-27483 Clinical Development Update

We have completed our initial Phase I testing of PCI-27483 in healthy volunteers. The primary objective of the ascending dose study was to assess the pharmacodynamic and pharmacokinetic profiles of PCI-27483 following a single, subcutaneous injection. In addition, the safety and tolerability of PCI-27483 was evaluated. The drug was well tolerated and no adverse event was observed at any dose level. The International Normalized Ratio (INR) of prothrombin time, a laboratory test for coagulation, was used to measure pharmacodynamic effect at dose levels of 0.05, 0.20, 0.80 and 2.0 mg/kg. A mean peak INR of 2.7 was achieved without adverse effects at the highest dose level administered. The target INR range for oral anti-coagulants i.e. Coumadin, is between 2 and 3. The half-life of PCI-27483 was 9 to 10 hours, which compares favorably to the single-dose half-life of the low molecular weight heparin products Lovenox (4.5 hours) and Fragmin (3 to 5 hours).

In a multicenter Phase I/II study, PCI-27483 is being evaluated in combination with gemcitabine for its safety and its potential to delay tumor progression and increase overall survival in patients with locally advanced or metastatic ductal adenocarcinoma of the pancreas. Secondary endpoints include effect on levels of circulating tissue factor and frequency of venous thrombotic complications. The Phase II portion of the study is randomized, with patients receiving gemcitabine alone or gemcitabine plus PCI-27483.

PCI-27483 Patents

PCI-27483 is covered by US patent applications (issued and pending) and national phase patent applications (issued and pending) in fourteen ex-US jurisdictions, including Europe, Canada, Mexico, Japan, China, India, South Korea, Australia and Brazil. The projected expiration of this coverage is through December 2023 and beyond, excluding patent term extensions in the various territories which can be up to five years.

Factor VIIa Inhibitor Market Opportunity

Each year 230,000 individuals worldwide are diagnosed with pancreatic cancer (UK Cancer Research) (in the US more than 36,640 are diagnosed each year) (Decision Resources PatientBase 2010). Worldwide incidence of other cancers types that also have been shown to have high TF expression include: colon; ovarian; breast; prostate, and lung cancer.

Histone Deacetylase Inhibitor Program

Histone deacetylases (HDACs) are well-validated drug targets in a number of disease areas, particularly cancer, but also in autoimmune and neurodegenerative diseases. These enzymes control several vital cellular processes, such as transcription, cell cycle progression, protein transport and degradation etc, and their activity is often dysregulated in cancer. Classically, the major function of these enzymes is controlling the expression of genes, i.e. whether genes are turned "on" or "off". In cancer, HDACs are often hyper-active, resulting in expression changes that favor a tumor's ability to multiply, to avoid apoptosis (i.e. programmed cell death) or to become resistant to chemotherapy. Treatment with HDAC inhibitors reverses these changes, resulting in cancer cell death in vitro (i.e. in cultured cells) and tumor growth inhibition in vivo (i.e. in animals) at non-toxic concentrations.

PCI-24781 (Pan-HDAC Inhibitor)

PCI-24781 is a novel, broad spectrum, hydroxamic acid-based small molecule HDACi that is under evaluation in phase I and II clinical trials for refractory solid tumors and lymphoma by Pharmacyclics and its global partner, Les Laboratories Servier of Paris, France (Servier). PCI-24781 has shown strong anti-tumor activity in vitro and in vivo (Buggy et al Mol Cancer Ther 2006; 5: 1309-17). In the clinic, PCI-24781 has also demonstrated activity as a single agent in several subtypes of lymphoma (see below).

PCI-24781 treatment leads to synergistic efficacy in tumor cells in combination with many cancer therapeutics, such as bortezomib, as well as DNA-damaging agents such as radiation (Banuelos et al Clin Cancer Res 2007 13:6816-26) and chemotherapy agents such as doxorubicin (Lopez et al, Clin Cancer Res 2009 15:3472-83, Yang et al, Anticancer Res. 2011 31:1115-23). In lymphoma cells, PCI-24781 together with bortezomib greatly enhances proteasome and NF-kB inhibition, increases oxidative stress, causes cell cycle arrest and results in increased cell death (Bhalla et al Clin Cancer Res 2009 15:3354-65). In solid tumor cells, we have shown that PCI-24781 inhibits DNA repair following damage by radiation or chemotheraputic agents, thereby enhancing the efficacy of these anti-cancer agents. The mechanism of the synergy may involve inhibition homologous recombination pathway, a major double-strand break (DSB) repair pathway. We have also shown that PCI-24781 also effectively synergizes with inhibitors of single-strand break repair such as PARP inhibitors (Adimoolam et al 2007). Recently, it was shown that PCI-24781 was the most active HDACi tested as a single agent in MPNST (Malignant Peripheral Nerve Sheath Tumor), a subtype of sarcoma (Lopez et al 2011). Furthermore, PCI-24781 demonstrated highly synergistic growth inhibition of chemotherapy-resistant tumors in combination with chloroquine (an inhibitor of autophagy, a protective mechanism in cells under stress).


MPNST642
Tumor volume (mm³)
3,000
2,500
2,000
1,500
1,000
500
0
Vehicle
PCI (25 mg/kg/d)
1
3
5
7
10
12
14
Days
Tumor weight (g)
1.6
1.4
1.2
1
0.8
0.6
0.4
0.2
0
Vehicle
PCI (25 mg/kg/d)
MPNST724
Average tumor volume (mm³)
2,000
1,600
1,200
800
400
0
Time (weeks)
STS26T
1,600
1,200
800
400
Time (days)

Lopez et al., Cancer Research 2011;71:185-196, epub Nov 16, 2010

Recently, one of our collaborators, Dr. Pamela Munster at the University of San Francisco, showed that PCI-24781 can potentiate tamoxifen treatment in estrogen receptor positive (ER+) breast cancer (below). Though about 70% of breast cancers are ER+, endocrine therapy using the anti-estrogen tamoxifen or other anti-ER pathway strategies provide benefit only in about half of these patients. Moreover, most ER+ patients that initially respond to tamoxifen eventually acquire resistance. Dr. Munster and her colleagues also showed that PCI-24781 can reverse tamoxifen resistance. In tamoxifen-resistant (TamR) breast cancer cells, the combination of clinically feasible concentrations of PCI-24781 with tamoxifen attenuated the proliferation of the TamR cells and also induced cell death. This research was recently presented in a poster presentation at the American Association for Cancer Research Annual Meeting in April 2011.


A.
DAPI
TUNEL
Vehicle
PCI-24781 +
Tamoxifen
B.
% TUNEL (+) cells
40
30
20
10
0
C
P
T
PT
C.
C
P
T
PT
PARP
GAPDH

C=Control P=PCI-24781 T=Tamoxifen PT= combination

Proprietary Predictive Assays

When tumor cells are treated with DNA damaging radiation and chemotherapeutics, they often turn on DNA repair genes such as RAD51, which is frequently over expressed in tumors, to help them repair the damage and thereby develop resistance to these agents. PCI-24781 can turn off RAD51 (and other DNA repair genes), effectively blocking the ability of the tumor to repair its damaged DNA, sensitizing the tumor to chemotherapy and radiation. We have patented the predictive use of RAD51 as a clinically applicable biomarker for prediction of sensitivity to HDAC inhibitors such as PCI-24781, and for predicting potential synergy with DNA damaging agents. This research was published in the Proceedings of the National Academy of Sciences (Adimoolam et al., Proc Natl Acad Sci U S A. 2007; 104:19482-7. Epub 2007 Nov 27).

As mentioned, we have shown that PCI-24781 has growth inhibitory activity against several human primary tumors, including colon and ovarian cancers. However, due to the adaptability of the cancer genome, it is possible that in the clinic, patients' tumors could have or develop resistance to treatment with PCI-24781. In order to identify biomarkers that could predict resistant tumors, we analyzed primary colon tumors that had differential treatment sensitivity to PCI-24781 by whole genome expression analysis, and developed a set of biomarkers that could potentially help segregate patients more likely to respond to PCI-24781 treatment in the clinic. Parts of this research were presented as a seminar at the American Association for Cancer Research Annual Meeting in 2009. We have patented the predictive use of these biomarkers in colon as well as in other types of cancer.

HDAC Inhibitor PCI-24781 Clinical Development Update

PCI 24781 is currently in a Phase I/II trial in patients with recurrent lymphomas. The Phase I arm of this study has been completed and the results were published as a poster at the American Society for Hematology (ASH) Annual Meeting in December 2009 (Evens et al., Blood 2009; 114: 2726). As reported, one complete response, four partial responses and seven patients with stable disease were observed, with two of the responding patients still continuing on treatment for over two years. Reversible thrombocytopenia (reduced platelet count) was the most commonly observed adverse event in this trial, and based on the results of the Phase I arm, dose scheduling changes were implemented to minimize this effect. The recommended Phase II dose and schedule was established as 45mg/m2, twice a day, 7 days on/7 days off in 4 week cycles.

Based upon the responses observed in the Phase I arm, the Phase II portion of the trial PCYC-0403 was commenced in two histologies, which are follicular and mantle cell lymphomas.

In solid tumors, a Phase I/II trial testing PCI-24781 in combination with doxorubicin in patients with soft tissue sarcoma is underway. This trial is co-sponsored by prominent investigators at Massachusetts General Hospital and Dana-Farber/Harvard Cancer Center, including Drs. George Demetri and Edwin Choy.

In addition to these trials, our ex-US partner Servier is also conducting an extensive series of clinical trials testing PCI-24781 as a single agent and in combination with other chemotherapeutic agents in lymphoma and various solid tumors. To date five clinical trials have been initiated by Servier and have shown encouraging clinical activity and safety. Servier is planning to conduct further combination trials with PCI-24781 in the near future.

Partnering

In April 2009, we entered into a collaboration agreement with Servier, pursuant to which we granted Servier an exclusive license for our pan-HDAC inhibitors, including PCI-24781, for territories throughout the world excluding the United States and its possessions. Under the terms of the agreement, Servier will pay us for reaching various development and regulatory milestones and a royalty on sales outside of the United States. We will continue to own all rights within the United States.

Patents

PCI-24781 and pan-HDAC inhibitors patents; covering their composition, pharmaceutical formulation, methods of uses, biomarkers; are issued or pending with coverage through 2024 and beyond in US and fifteen other international territories including Europe, Canada, Mexico, Japan, China, India and Brazil. In addition, we have also patented the predictive use of RAD51 biomarker, as well as the predictive methods of determining resistance to PCI-24781 in several territories. These patents would be subject to territorial patent term extensions of up to five years.

Pan-HDAC Inhibitor Market Opportunity for Combination Therapy

Pan-HDAC inhibitors may have the potential for broad anti-cancer indications in hematologic and solid malignancies when used in combination with numerous chemotherapeutic drugs and radiation. Agents such as doxorubicin and cisplatin are commonly used to treat many types of cancer including lymphoma, breast, ovarian, lung and liver cancer, each of which afflicts tens of thousands of patients in the US alone. Many of these patients develop resistance to the primary treatment, and refractory tumors represent a large unmet medical need in many of these tumor types. An agent such as PCI-24781 that can effectively synergize with and potentiate many of these therapies could find wide application in combination strategies.

HDAC8-specific Inhibitor Program

Our scientists have been in the forefront of research into inhibitors for specific HDAC enzymes beginning with the cloning of the human HDAC8 in 2000 (Buggy et al., Biochem.J 2000; 350(1):199-205). Since then, we were the first to publish the crystal structure of a human HDAC (HDAC8) in 2004 (Somoza et al., Structure 2004;12:1325-34), the first to publish the most selective inhibitor of human HDAC8 (PCI-34051) in 2008 (Balasubramanian et al., Leukemia 2008, 22:1026-34), and the first to discover a novel anti-inflammatory activity of a HDAC8 inhibitor (Balasubramanian et al., Blood [ASH Annual Meeting Abstracts], Nov 2008; 112: 2581; manuscript in preparation). We continue to strengthen our intellectual property position in HDAC8 inhibitors, with multiple patents on the gene, protein, the use and a large selective inhibitor panel.

Using our unique knowledge of the crystal structure of HDAC8 complex with multiple pan- and selective inhibitors, we had previously discovered a novel HDAC8 selective inhibitor, PCI-34051, which inhibits HDAC8 with a Ki of 10 nM (a measure of potency) with >200 fold selectivity over the other HDACs tested. Based on preclinical optimization efforts, we have identified two completely novel scaffolds that provided new leads with better pharmacokinetic (PK) properties while maintaining the HDAC8 selectivity and potency.

HDAC8 inhibitors possess certain unique activities across a range of clinical indications, including T-cell malignancies, neuroblastoma and inflammation as indicated below. We showed that HDAC8 selective inhibitor PCI-34051 induces growth arrest and apoptosis in cell lines derived from T-cell lymphomas and leukemias, but not in any other hematologic and most solid tumor cell lines (Balasubramanian et al., Leukemia 2008; 22:1026-1034). We have since shown that primary tumor cells obtained from patients suffering from cutaneous T-cell lymphoma (CTCL) can also be inhibited from proliferating and killed specifically with HDAC8 inhibitors.

HDAC8, uniquely among all HDAC enzymes, is over expressed in pediatric neuroblastoma tumors, and a high HDAC8 expression level is strongly associated with a poor prognosis (Oehme et al., Clin Cancer Res 2009, 15: 91-99). HDAC8-specific inhibitors induce growth inhibition of neuroblastoma cells and eventually lead to cell cycle arrest, and death or terminal differentiation into non-cancerous cells.

We have discovered that PCI-34051 inhibits the secretion of many pro-inflammatory proteins from blood cells (Balasubramanian et al., Blood [ASH Annual Meeting Abstracts], Nov 2008; 112:2581). PCI-34051 is particularly effective at modulating the proteins interleukin-1 beta (IL1b) and interleukin-18, both of which are associated with many autoimmune disorders. Anti-IL1b protein therapeutics have proven effective in treatment of RA and systemic juvenile RA (Pascual et al., J Exp.Med 2005; 201:1479-1486). We have also shown that PCI-34051 is effective at reducing IL1b secretion from blood cells of patients with RA and psoriasis.

Our Business Strategy

Our mission is to build a viable biopharmaceutical company that designs, develops and commercializes novel therapies intended to improve quality of life, increase duration of life and resolve serious medical healthcare needs. The key elements of our business strategy include:

- *Focusing on creating novel, patentable, differentiated biopharmaceutical products.* We are leveraging our expertise in chemistry, biology and clinical development to create multiple novel drug candidates.

- *Focusing on proprietary drugs that address large markets of unmet medical need for the treatment of oncology and immune mediated diseases.* Although our versatile technology platform can be used to develop a wide range of pharmaceutical agents, we have focused most of our initial efforts in oncology and immune mediated diseases where we have established strength in preclinical and clinical development.

- *Utilize biomarkers and predictive pharmacodynamic assays wherever possible.* Targeting the right drug to the right patient at the right time with the right dose has the potential to greatly expedite intelligent clinical development and reduce the time, cost and risk of clinical programs.

- *Provide major pharmaceutical companies access to validated drug candidates.* Major pharmaceutical companies have a need for promising drug candidates, which still may require large clinical trials. We focus on satisfying this need for novel, first in class or best in class drugs. A partnership with Pharmacyclics may provide these companies the opportunity to leverage the innovation and excellence of a creative, focused and experienced scientific team.

- *Establish strategic alliances and collaborations.* Except for the ex-US pan-HDAC rights which we licensed to Servier, we own the worldwide rights to our multiple product candidates. When, as and if appropriate we maintain the option to establish strategic alliances and collaborations for the development and commercialization of our products.

- *Leverage development with outsourcing.* We utilize outside vendors with expertise and capability in manufacturing and clinical development to more efficiently develop our multiple product candidates.

- *Create a large clinical pipeline.* We improve our probability of success by taking multiple "shots on goal."

We are subject to risks common to pharmaceutical companies developing products, including risks inherent in our research, development and commercialization efforts, preclinical testing, clinical trials, uncertainty of regulatory and marketing approvals, uncertainty of market acceptance of our products, history of and expectation of future operating losses, reliance on collaborative partners, enforcement of patent and proprietary rights, and the need for future capital. In order for a product to be commercialized, we must conduct preclinical tests and clinical trials, demonstrate efficacy and safety of our product candidates to the satisfaction of regulatory authorities, obtain marketing approval, enter into manufacturing, distribution and marketing arrangements, build U.S. commercial capability, obtain market acceptance and, in many cases, obtain adequate coverage of and reimbursement for our products from government and private insurers. We cannot provide assurance that we will generate revenues or achieve and sustain profitability in the future.

Collaboration and License Agreements, Acquired Products

Collaboration and License Agreement with Servier. In April 2009, we entered into a collaboration and license agreement with Servier to research, develop and commercialize PCI-24781, an orally active, novel, small molecule inhibitor of pan-HDAC enzymes. Servier is the leading independent pharmaceutical company in France. Under the terms of the agreement, Servier acquired the exclusive right to develop and commercialize the pan-HDAC inhibitor product worldwide except for the United States and its possessions. Pharmacyclics will continue to own all rights within the United States.

In May 2009, we received an upfront payment of $11,000,000 ($10,450,000 net of withholding taxes) from Servier and received an additional $4,000,000 for research collaboration which was paid over a twenty-four month period through April 2011. In April 2011, we also received a $7,000,000 advance development milestone payment from Servier. Under the agreement, we could receive an additional amount of approximately $17,500,000 upon the achievement of certain future development and regulatory milestones, as well as royalty payments. Servier is solely responsible for conducting and paying for all development activities outside the United States.

The collaboration and license agreement continues until the later of the expiration of any patent rights licensed under the license agreement and the expiration of all periods of market exclusivity with respect to licensed compounds. Either Servier or we can terminate the agreement under certain circumstances, including material breach and insolvency. Servier can terminate the agreement at any time due to safety or public health issues or after the second anniversary of the effective date of the agreement.

Celera Corporation. In April 2006, we acquired multiple small molecule drug candidates for the treatment of cancer and other diseases from Celera Genomics, an Applera Corporation business (now Celera Corporation - a subsidiary of Quest Diagnostics Incorporated). Future milestone payments under the agreement, as amended, could total as much as approximately $97,000,000, although we currently cannot predict if or when any of the milestones will be achieved. Approximately two-thirds of the milestone payments relate to our HDAC Inhibitor program and approximately one-third relates to our Factor VIIa program. Approximately 90% of the potential future milestone payments would be paid to Celera after obtaining regulatory approval in various countries. There are no milestone payments related to our Btk program. In addition to the milestone payments, Celera will be entitled to royalty payments based on annual sales of drugs commercialized from our HDAC Inhibitor, Factor VIIa inhibitor and certain Btk Inhibitor programs.

The University of Texas License. In 1991, we entered into a license agreement with the University of Texas under which we received the exclusive worldwide rights to develop and commercialize porphyrins, expanded porphyrins (e.g. motexafin gadolinium) and other porphyrin-like substances covered by their patents. In consideration for the license, we have paid a total of $300,000. We are obligated to pay royalties based on net sales of products that utilize the licensed technology. The term of the license agreement ends upon the last to expire of the patents covered by the license. We have royalty obligations under the license as long as valid and unexpired patents covering the licensed technology exist. Currently, the dates the last United States and ex-United States (international) patents covered by the agreement expire are 2020 and 2014, respectively. Under this agreement, we must be attempting to commercialize one or more products covered by the licensed technology. In the event we fail to attempt to commercialize one or more products covered by the licensed technology, the University of Texas may convert the exclusive license into a non-exclusive license.

Patents and Proprietary Technology

We believe our success depends in part on our ability to protect and defend our proprietary technology and product candidates through patents and trade secret protection. We, therefore, aggressively pursue, prosecute, protect and defend patent applications, issued patents, trade secrets, and licensed patent and trade secret rights covering certain aspects of our technology. The evaluation of the patentability of United States and foreign patent applications can take years to complete and can involve considerable expense.

We have a number of patents and patent applications related to our compounds but we cannot be certain that issued patents will be enforceable or provide adequate protection or that pending patent applications will issue as patents. Even if patents are issued and maintained, these patents may not be of adequate scope to benefit us, or may be held invalid and unenforceable against third parties.

Our patents, patent applications, and licensed patent rights cover various compounds, pharmaceutical formulations and methods of use. Pharmacyclics owns or licenses rights to:

- 42 issued U.S. patents; and

- 35 other pending U.S. patent applications.

These issued U.S. patents expire at various times depending on product programs (see above program sections). In addition, Pharmacyclics owns or licenses approximately 72 issued foreign patents, 3 Patent Cooperation Treaty ("PCT") patent applications, and more than 126 pending non-U.S. patent applications filed with the European Patent Office, and nationally in Canada, Japan, China, Australia and other international territories.

All of these issued patents would be subject to potential patent term extensions in the U.S. and non-U.S. international territories (up to five years depending on territory).

We may be unsuccessful in prosecuting our patent applications or patents may not issue from our patent applications. Even if patents are issued and maintained, these patents may not be of adequate scope to benefit us, or may be held invalid and unenforceable against third parties.

We also rely upon trade secrets, technical know-how and continuing technological innovation to develop and maintain our competitive position. We require all of our employees, consultants, advisors and the like to execute appropriate confidentiality and assignment-of-inventions agreements. These agreements typically provide that all materials and confidential information developed or made known to the individual during the course of the individual's relationship with us is to be kept confidential and not disclosed to third parties, except in specific circumstances, and that all inventions arising out of the relationship with Pharmacyclics shall be our exclusive property.

Research and Development

The majority of our operating expenses to date have been related to research and development, or R&D. R&D expenses consist of independent R&D costs and costs associated with collaborative R&D. R&D expenses were $34,482,000 in fiscal 2011, $17,358,000 in fiscal 2010 and $13,954,000 in fiscal 2009.

Marketing and Sales

We currently are not directly pursuing marketing, sales, or distribution activities.

Manufacturing

We use third parties to manufacture various components of our products under development. We have entered into several commercial supply agreements with manufacturers.

Competition

We face intense competition for each of our drug targets from pharmaceutical companies, universities, governmental entities and others in the development of therapeutic and diagnostic agents for the treatment of diseases which we target. See "Risk Factors — Risks Related to Our Industry – We face rapid technological change and intense competition."

In addition, see the section titled "Our Drug Development Programs" for further information on some of the competition for our drug programs.

Government Regulation and Product Approval

The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the clinical development, manufacture and marketing of pharmaceutical products. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of our product candidates. Failure to comply with FDA requirements, both before and after product approval, may subject us to administrative or judicial sanctions, including but not limited to, FDA refusal to approve pending applications, warning letters, product recalls, product seizures, or total or partial suspension of production or distribution, fines, injunctions, or civil or criminal penalties.

The process required by the FDA before our products may be marketed in the U.S. generally involves the following:

- completion of preclinical laboratory and animal tests;
- submission of an Investigational New Drug (IND) application, which must become effective before clinical trials may begin;
- performance of adequate and well-controlled human clinical trials to establish the safety and efficacy for each intended use;
- submission to the FDA of a New Drug Application (NDA); and
- satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the product candidate is made to assess compliance with the FDA's current good manufacturing practice (cGMP) regulations.

The testing and approval process requires substantial time, effort, and financial resources; and we cannot be certain that any approval will be granted on a timely basis, if at all.

Preclinical tests include laboratory evaluation of the product, its chemistry, formulation and stability, as well as animal studies to assess the potential safety and efficacy of the product. We then submit the results of the preclinical tests, together with manufacturing information and analytical data, to the FDA as part of an IND, which must become effective before we may begin human clinical trials. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the trials as outlined in the IND, including concerns that human research subjects will be exposed to unreasonable health risks. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin. Our submission of an IND may not result in FDA authorization to commence clinical trials. Further, an independent Institutional Review Board at the medical center proposing to conduct the clinical trials must review and approve any clinical study.

Human clinical trials are typically conducted in three sequential phases which may overlap:

- ***Phase I:*** The drug is initially introduced into healthy human subjects or patients and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion.
- ***Phase II:*** Involves studies in a limited patient population to identify possible adverse effects and safety risks, to evaluate preliminarily the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

- ***Phase III:*** When Phase II evaluations demonstrate that a dosage range of the product may be effective and has an acceptable safety profile, Phase III trials are undertaken to further evaluate dosage and clinical efficacy and to further test for safety in an expanded patient population at geographically dispersed clinical study sites.

In the case of products for severe or life-threatening diseases such as cancer, the initial human testing is often conducted in patients rather than in healthy volunteers. Since these patients already have the target disease, these studies may provide initial evidence of efficacy traditionally obtained in Phase II trials and thus these trials are frequently referred to as Phase I/II trials. We cannot be certain that we will successfully complete Phase I, Phase II or Phase III testing of our product candidates within any specific time period, if at all. Furthermore, the FDA, the relevant Institutional Review Board or the sponsor may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

The results of product development, preclinical studies and clinical studies are submitted to the FDA as part of a New Drug Application, or NDA, for approval of the marketing and commercial shipment of the product. The FDA may not accept the NDA for review if the applicable regulatory criteria are not satisfied or may require additional clinical data. Even if such data are accepted for filing, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. In addition, before approving an NDA, the FDA will inspect the facilities at which the product is manufactured and will not approve the product unless the facility is in substantial compliance with cGMP regulations. Once issued, the FDA may withdraw product approval if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products which have been commercialized, and the agency has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs.

Satisfaction of the above FDA requirements or similar requirements of state, local and foreign regulatory agencies typically takes several years and the actual time required may vary substantially, based upon the type, complexity and novelty of the pharmaceutical product. Government regulation may delay or prevent marketing of potential products for a considerable period of time and impose costly procedures upon our activities. We cannot be certain that the FDA or any other regulatory agency will grant approval for any of our products under development on a timely basis, if at all. Success in preclinical or early stage clinical trials does not assure success in later stage clinical trials. Data obtained from preclinical and clinical activities is not always conclusive and may be susceptible to varying interpretations which could delay, limit or prevent regulatory approval. Even if a product receives regulatory approval, the approval may be significantly limited to specific indications. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Delays in obtaining, or failures to obtain regulatory approvals would have a material adverse effect on our business. Marketing our products abroad will require similar regulatory approvals and is subject to similar risks. In addition, we cannot predict what adverse governmental regulations may arise from future U.S. or foreign governmental action.

Any products manufactured or distributed by us pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences with the drug. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with Good Manufacturing Practice regulations, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. We cannot be certain that we or our present or future suppliers will be able to comply with the current Good Manufacturing Practice, or cGMP, regulations and other FDA regulatory requirements.

The FDA regulates drug labeling and promotion activities. The FDA has actively enforced regulations prohibiting the marketing of products for unapproved uses. The FDA will permit the promotion of a drug for an unapproved use in certain circumstances, but subject to very stringent requirements. We and our products are also subject to a variety of state laws and regulations in those states or localities where our products are or will be marketed. Any applicable state or local regulations may hinder our ability to market our products in those states or localities. We are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. We may incur significant costs to comply with such laws and regulations now or in the future.

The FDA's policies may change and additional government regulations may be enacted which could prevent or delay regulatory approval of our potential products. Moreover, increased attention to the containment of health care costs in the U.S. and in foreign markets could result in new government regulations which could have a material adverse effect on our business. We cannot predict the likelihood, nature or extent of adverse governmental regulation which might arise from future legislative or administrative action, either in the U.S. or abroad.

Employees

As of June 30, 2011, we had 77 employees, all of whom were full-time employees. Fifty-seven of our employees are engaged in research, development, preclinical and clinical testing, manufacturing, quality assurance and quality control and regulatory affairs and 20 are in finance and administration. Seventeen of our employees have an M.D. or Ph.D. degree. Our future performance depends in significant part upon the continued service of our key scientific, technical and senior management personnel, none of whom is bound by an employment agreement requiring service for any defined period of time. The loss of the services of one or more of our key employees could harm our business. None of our employees are represented by a labor union. We consider our relations with our employees to be good.

Available Information

We were incorporated in Delaware in 1991 and commenced operations in 1992.

We file electronically with the Securities and Exchange Commission, or SEC, our annual reports on Form 10-K, quarterly interim reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. We maintain a site on the worldwide web at www.pharmacyclics.com; however, information found on our website is not incorporated by reference into this report. We make our SEC filings available free of charge on or through our website, including our annual report on Form 10-K, quarterly interim reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Further, a copy of this annual report on Form 10-K is located at the Securities and Exchange Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website that contains reports, proxy and information statements and other information regarding our filings at www.sec.gov.

In 2004, we adopted a code of ethics that applies to our officers, directors and employees, including our principal executive officer, principal financial officer and principal accounting officer. We have posted the text of our code of ethics on our website at www.pcyc.com in connection with "Investor" materials. In addition, we intend to promptly disclose (1) the nature of any amendment to our code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer, or persons performing similar functions and (2) the nature of any waiver, including an implicit waiver, from a provision of our code of ethics that is granted to one of these specified officers, the name of such person who is granted the waiver and the date of the waiver on our website in the future.

Item 1A. *Risk Factors*

An investment in our securities involves a high degree of risk. Anyone who is making an investment decision regarding our securities should carefully consider the following risk factors, as well as the other information contained or incorporated by reference in this report. The risks and uncertainties described below are those that we currently believe may materially affect our company or your investment. Other risks and uncertainties that *we do not presently consider to be material, or of which we are not presently aware, may become important factors that adversely affect our security holders or us in the future. If any of the risks discussed below actually materialize, then our business, financial condition, operating results, cash flows and future prospects, or your investment in our securities, could be materially and adversely affected, resulting in a loss of all or part of your investment.*

Risks Relating to Pharmacyclics

We will need substantial additional financing and we may have difficulty raising needed capital in the future.

We have expended and will continue to expend substantial funds to complete the research, development and clinical testing of our products. We are unable to entirely fund these efforts with our current financial resources. We may also raise additional funds through the public or private sale of securities, bank debt, collaborations or otherwise. If we are unable to secure additional funds, whether through additional partnership collaborations or sale of our securities, we will have to delay, reduce the scope of or discontinue one or more of our product development programs. Based upon the current status of our product development plans, we believe that our cash, cash equivalents and marketable securities, will be adequate to satisfy our capital needs for at least the next twelve months. We may, however, choose to raise additional funds before then. Our actual capital requirements will depend on many factors, including:

- progress with preclinical studies and clinical trials;
- the time and costs involved in obtaining regulatory approval;
- continued progress of our research and development programs;
- our ability to establish and maintain collaborative arrangements with third parties;
- the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims;
- the amount and timing of capital equipment purchases; and
- competing technological and market developments.

In addition, our ability to raise additional capital may be dependent upon our stock being quoted on the NASDAQ Capital Market. In the past, our stock price has fallen below the $1.00 minimum bid price requirement for continued listing set forth in NASDAQ Marketplace Rule 4450(a) (5). While we have since regained compliance with Marketplace Rule 4450(a) (5), we cannot assure you that our stock price will continue to remain above the required minimum bid price. If we do not remain in compliance with the $1.00 minimum bid price requirement or any other NASDAQ listing requirement, our stock may be delisted by NASDAQ.

We also expect to raise any necessary additional funds through the public or private sale of securities, bank debt financings, collaborative arrangements with corporate partners or other sources that may be highly dilutive or otherwise disadvantageous, to existing stockholders or subject us to restrictive covenants. In addition, in the event that additional funds are obtained through arrangements with collaborative partners or other sources, such arrangements may require us to relinquish rights to some of our technologies, product candidates or products under development that we would otherwise seek to develop or commercialize ourselves. Additional funds may not be available on acceptable terms, if at all. Our failure to raise capital when needed and on acceptable terms would require us to reduce our operating expenses, delay or reduce the scope of or eliminate one or more of our research or development programs and would limit our ability to respond to competitive pressures or unanticipated requirements and to continue operations. Any one of the foregoing would have a material adverse effect on our business, financial condition and results of operations.

Failure to obtain product approvals or comply with ongoing governmental regulations could adversely affect our business.

The manufacture and marketing of our products and our research and development activities are subject to extensive regulation for safety, efficacy and quality by numerous government authorities in the United States and abroad. Before receiving FDA approval to market a product, we will have to demonstrate to the satisfaction of the FDA that the product is safe and effective for the patient population and for the diseases that will be treated. Clinical trials, and the manufacturing and marketing of products, are subject to the rigorous testing and approval process of the FDA and equivalent foreign regulatory authorities. The Federal Food, Drug and Cosmetic Act and other federal, state and foreign statutes and regulations govern and influence the testing, manufacture, labeling, advertising, distribution and promotion of drugs and medical devices. As a result, clinical trials and regulatory approval can take a number of years to accomplish and require the expenditure of substantial resources. Data obtained from clinical trials are susceptible to varying interpretations that could delay, limit or prevent regulatory approvals.

In addition, we may encounter delays or rejections based upon additional government regulation from future legislation or administrative action or changes in FDA policy during the period of product development, clinical trials and FDA regulatory review. We may encounter similar delays in foreign countries. We may be unable to obtain requisite approvals from the FDA and foreign regulatory authorities and even if obtained, such approvals may not be received on a timely basis, or they may not cover the clinical uses that we specify.

Furthermore, regulatory approval may entail ongoing requirements for post-marketing studies. The manufacture and marketing of drugs are subject to continuing FDA and foreign regulatory review and later discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions, including withdrawal of the product from the market. Any of the following events, if they were to occur, could delay or preclude us from further developing, marketing or realizing full commercial use of our products, which in turn would have a material adverse effect on our business, financial condition and results of operations:

- failure to obtain and thereafter maintain requisite governmental approvals;
- failure to obtain approvals for specific indications of our products under development; or
- identification of serious and unanticipated adverse side effects in our products under development.

Any regulatory approval that we receive for a product candidate may be subject to limitations on the indicated uses for which the product may be marketed. In addition, if the FDA and/or foreign regulatory agencies approve any of our product candidates, the labeling, packaging, adverse event reporting, storage, advertising and promotion of the product will be subject to extensive regulatory requirements. We and the manufacturers of our product candidates must also comply with the applicable FDA Good Manufacturing Practice ("GMP") regulations, which include quality control and quality assurance requirements as well as the corresponding maintenance of records and documentation. Manufacturing facilities are subject to ongoing periodic inspection by the FDA and corresponding state agencies, including unannounced inspections, and must be licensed before they can be used in commercial manufacturing of our products. We or our present or future suppliers may be unable to comply with the applicable GMP regulations and other FDA regulatory requirements. Failure of our suppliers to follow current GMP Practice or other regulatory requirements may lead to significant delays in the availability of products for commercial or clinical use and could subject us to fines, injunctions and civil penalties.

All of our product candidates are in development, and we cannot be certain that any of our products under development will be commercialized.

To be profitable, we must successfully research, develop, obtain regulatory approval for, manufacture, introduce, market and distribute our products under development. The time frame necessary to achieve these goals for any individual product is long and uncertain. Before we can sell any of our products under development, we must demonstrate to the satisfaction of the FDA and regulatory authorities in foreign markets through the submission of preclinical (animal) studies and clinical (human) trials that each product is safe and effective for human use for each targeted disease. We have conducted and plan to continue to conduct extensive and costly clinical trials to assess the safety and effectiveness of our potential products. We cannot be certain that we will be permitted to begin or continue our planned clinical trials for our potential products, or if permitted, that our potential products will prove to be safe and produce their intended effects.

The completion rate of our clinical trials depends upon, among other factors, the rate of patient enrollment, the adequacy of patient follow-up and the completion of required clinical evaluations. Many factors affect patient enrollment, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, competing clinical trials and new drugs or procedures used for the conditions we are investigating. Other companies are conducting clinical trials and have announced plans for future trials that are seeking or are likely to seek patients with the same diseases that we are studying. We may fail to obtain adequate levels of patient enrollment in our clinical trials. Delays in planned patient enrollment may result in increased costs, delays or termination of clinical trials, which could have a material adverse effect on us. Many factors can affect the adequacy of patient follow-up and completion of required clinical evaluations, including failure of patients to return for scheduled visits or failure of clinical sites to complete necessary documentation. Delays in or failure to obtain required clinical follow-up and completion of clinical evaluations could also have a material adverse effect on the timing and outcome of our clinical trials and product approvals.

Additionally, clinical trials require substantial administration and monitoring. We may fail to effectively oversee and monitor the various trials we have underway at any particular time which would result in increased costs or delays of our clinical trials.

Data already obtained from preclinical studies and clinical trials of our products under development do not necessarily predict the results that will be obtained from later preclinical studies and clinical trials. Moreover, data from clinical trials we are conducting are susceptible to varying interpretations that could delay, limit or prevent regulatory approval. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. The failure to adequately demonstrate the safety and effectiveness of a product under development could limit or prevent regulatory approval of the potential product and would materially harm our business. Our clinical trials may not demonstrate the sufficient levels of safety and efficacy necessary to obtain the requisite regulatory approval or may not result in marketable products.

We have a history of operating losses and we expect to continue to have losses in the future.

We have incurred significant operating losses since our inception in 1991 and, as of June 30, 2011, had an accumulated deficit of $413,125,000. We expect to continue to incur substantial additional operating losses until such time, if ever, as the commercialization of our products generates sufficient revenues to cover our expenses. All of our product candidates are in the early stages of development and the commercialization of those products will not occur, if at all, for at least the next several years. Our achieving profitability depends upon our ability, alone or with others, to successfully complete the development of our product candidates, and to obtain required regulatory approvals and to successfully manufacture and market our proposed product. While we have generated revenue from collaborations, including $8,233,000 in fiscal 2011, we have not generated significant revenue from either the licensing or commercial sale of our products to date.

Acceptance of our products in the marketplace is uncertain, and failure to achieve market acceptance will harm our business.

Even if approved for marketing, our products may not achieve market acceptance. The degree of market acceptance will depend upon a number of factors, including:

- the receipt of regulatory approvals for the indications that we are studying, and the acceptance by physicians and patients of the clinical benefits that our products may offer;
- the establishment and demonstration in the medical community of the safety, clinical efficacy and cost-effectiveness of our products and their potential advantages over existing therapeutic products;
- marketing and distribution support;
- the introduction, market penetration and pricing strategies of competing and future products;
- coverage and reimbursement policies of governmental and other third- party payers such as insurance companies, health maintenance organizations and other plan administrators; and
- physicians, patients, payers or the medical community in general may be unwilling to accept, purchase, utilize or recommend any of our products.

We may fail to adequately protect or enforce our intellectual property rights or secure rights to third-party patents.

Our success depends in part upon our ability to protect and defend our proprietary technology and product candidates through patents and trade secret protection. We, therefore, aggressively pursue, prosecute, protect and defend patent applications, issued patents, trade secrets, and licensed patent and trade secret rights covering certain aspects of our technology. The evaluation of the patentability of United States and foreign patent applications can take years to complete and can involve considerable expense.

We have a number of patents and patent applications related to our compounds but we cannot be certain that issued patents will be enforceable or provide adequate protection or that pending patent applications will issue as patents. Even if patents are issued and maintained, these patents may not be of adequate scope to benefit us, or may be held invalid and unenforceable against third parties.

We face risks and uncertainties related to our intellectual property rights. For example:

- we may be unable to obtain or maintain patent or other intellectual property protection for any products or processes that we may develop;

- third parties may obtain patents covering the manufacture, use or sale of these products, which may prevent us from commercializing any of our products under development globally or in certain regions; and

- any future patents that we may obtain may not prevent other companies from competing with us by designing their products or conducting their activities so as to avoid the coverage of our patents.

The actual protection afforded by a patent varies depending on the product candidate and country and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patents under existing and future laws. Our ability to maintain or enhance our proprietary position for our product candidates will depend on our success in obtaining effective claims and enforcing those claims once granted. Our issued patents and those that may issue in the future, or those licensed to us, may be challenged, invalidated or circumvented, and the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages against competitors with similar products. Due to the extensive amount of time required for the development, testing and regulatory review of a potential product, it is possible that, before any of our products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

We also rely upon trade secrets, technical know-how and continuing technological innovation to develop and maintain our competitive position. Although we take steps to protect our proprietary rights and information, including the use of confidentiality and other agreements with our employees and consultants, and in our academic and commercial relationships, these steps may be inadequate, these agreements may be violated, or there may be no adequate remedy available for a violation. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Furthermore, our competitors may independently develop substantially equivalent proprietary information and techniques, reverse engineer our information and techniques, or otherwise gain access to our proprietary technology. We may be unable to meaningfully protect our rights in unpatented proprietary technology.

We rely heavily on third parties for product and clinical development of our products.

We currently depend heavily and will depend heavily in the future on third parties for support in product development and clinical development of our products. The termination of a significant number of our existing collaborative arrangements, or our inability to establish and maintain collaborative arrangements could have a material adverse effect on our ability to complete clinical development of our products. Given our limited resources, it may be necessary to establish partnerships with other pharmaceutical companies that have greater financial and technical resources in order to successfully develop and commercialize our products. Although we have entered into a global strategic alliance with Servier related to the research, development, and commercialization of PCI-24781, there is no assurance that any additional partnerships can be obtained, and if obtained, such partnership may require us to relinquish product rights that could affect the financial success of these products.

We engage clinical investigators and medical institutions to enroll subjects in our clinical trials and contract clinical research organizations, or CROs, for various aspects of our clinical development activities including clinical trial monitoring, data collection, safety monitoring and data management. As a result, we have had and continue to have less control over the conduct of clinical trials, the timing and completion of the trials, the required reporting of adverse events and the management of data developed through the trial than would be the case if we were relying entirely upon our own staff. Although we rely on CROs to conduct some of our clinical trials, we are responsible for confirming that each of our clinical trials is conducted in accordance with the investigational plan and protocol. Moreover, the FDA and foreign regulatory agencies require us to comply with regulations and standards, commonly referred to as good clinical practices, for conducting, recording and reporting the results of clinical trials to assure that the data and results are credible and accurate and that the trial participants are adequately protected. Our reliance on third parties does not relieve us of these responsibilities and requirements.

Outside parties may have staffing difficulties, may undergo changes in priorities or may become financially distressed, adversely affecting their willingness or ability to conduct our trials. We may experience unexpected cost increases that are beyond our control. Any failure of such CROs to successfully accomplish clinical trial monitoring, data collection, safety monitoring and data management and the other services they provide for us in a timely manner and in compliance with regulatory requirements could have a material adverse effect on our ability to complete clinical development of our products and obtain regulatory approval. Problems with the timeliness or quality of the work of a CRO may lead us to seek to terminate the relationship and use an alternate service provider. However, making such changes may be costly and may delay our trials, and contractual restrictions may make such a change difficult or impossible. Additionally, it may be difficult to find a replacement organization that can conduct our trials in an acceptable manner and at an acceptable cost.

We lack the resources, capability and experience necessary to manufacture pharmaceuticals and thus rely heavily upon contract manufacturers.

We have no manufacturing facilities and we currently rely on third parties for manufacturing and storage activities related to all of our products in development. Our manufacturing strategy presents the following risks:

- delays in scale-up to quantities needed for multiple clinical trials, or failure to manufacture such quantities to our specifications, or deliver such quantities on the dates we require, could cause delay or suspension of clinical trials, regulatory submissions and commercialization of our products in development;

- there is no guarantee that the supply of clinical materials can be maintained during the clinical development of our product candidates;

- our current and future manufacturers are subject to ongoing periodic unannounced inspections by the FDA and corresponding regulatory agencies for compliance with strictly enforced cGMP and similar standards in other countries. Failure to pass these inspections could have a material adverse effect on our ability to produce our products to support our operations;

- if we need to change to other commercial manufacturing contractors, there is no guarantee that we will be able to locate a suitable replacement contractor. The FDA and comparable foreign regulators must approve material manufactured by these contractors prior to our use. This would require new testing and compliance inspections. The new manufacturers would have to practice substantially equivalent processes for the production of our products;

- our current manufacturers might not be able to fulfill our commercial needs, which would require us to seek new manufacturing arrangements and may result in substantial delays in meeting market demand; and
- any disruption of the ability of our manufacturing contractors to supply necessary quantities of our products could have a material adverse effect on our ability to support our operations.

Any of these factors could delay clinical trials or commercialization of our products under development and entail higher costs.

We lack marketing, distribution and sales experience.

We have no experience marketing, selling or distributing drug products and currently lack the internal capability to do so. If any of our product candidates are approved by the FDA, we will need a drug sales force with technical expertise prior to the commercialization of any of our product candidates. We have no experience in developing, training or managing a sales force. We will incur substantial additional expenses in developing, training and managing such an organization. We may be unable to build such a sales force, the cost of establishing such a sales force may exceed any product revenues, or our direct marketing and sales efforts may be unsuccessful. In addition, we compete with many other companies that currently have extensive and well-funded marketing and sales operations. Our marketing and sales efforts may be unable to compete successfully against those of such other companies. We may need to enter into co-promotion or other licensing arrangements with larger pharmaceutical or biotechnology firms in order to increase the commercial success of our products. To the extent we enter into co-promotion or other licensing agreements, our product revenues are likely to be lower than if we directly marketed and sold our products, and some or all of the revenues we receive will depend upon the efforts of third parties, which may not be successful and may not be within our control. If we are unable to enter into co-promotion or other licensing agreements on acceptable terms or at all, we may not be able to successfully commercialize our existing and future product candidates. If we are not successful in commercializing our existing and future product candidates, either on our own or through collaborations with one or more third parties, our future product revenue will suffer and we may incur significant losses.

If we lose or are unable to hire and retain qualified personnel, then we may not be able to develop our products or processes and obtain the required regulatory approvals.

We are highly dependent on qualified scientific and management personnel. We will need to expand and effectively manage our managerial, operational, financial, development and other resources in order to successfully pursue our research, development and commercialization efforts for our existing and future product candidates. Our success depends on our continued ability to attract, retain and motivate highly qualified management and personnel with pre-clinical and clinical experience. We will need to hire additional personnel as we continue to expand our research and development and partnering activities.

We face intense competition from other companies and research and academic institutions for qualified personnel. We may not be able to attract or retain qualified management and scientific personnel in the future due to the intense competition for qualified personnel among biotechnology, pharmaceutical and other businesses, particularly in the San Francisco, California area. In

September 2008, four members of our Board of Directors resigned and were replaced by four new members. At the time of this change in our Board, our CEO and CFO resigned their positions and were replaced with Robert W. Duggan as CEO and Rainer (Ramses) Erdtmann as Vice President of Finance and Administration. We are highly dependent on these officers, and in fact Mr. Duggan has provided significant financing to us. If Mr. Duggan were to terminate his position with us, or we were to lose an additional executive officer, any of our senior scientists, a manager of one of our programs, or a significant number of any of our staff or are unable to hire and retain qualified personnel, then our ability to develop and commercialize our products and processes, raise additional capital or implement our business strategy may be adversely affected or prevented and our business may be harmed as a result.

Our business is subject to risks associated with international operations and collaborations.

The laws of foreign countries do not protect our intellectual property rights to the same extent as do the laws of the United States. In countries where we do not have and/or have not applied for patents on our products, we will be unable to prevent others from developing or selling similar products. In addition, in jurisdictions outside the United States where we acquire patent rights, we may be unable to prevent unlicensed parties from selling or importing products or technologies derived elsewhere using our patented technology.

Until we or our licensees obtain the required regulatory approvals for pharmaceuticals in any specific foreign country, we or our licensees will be unable to sell these products in that country. International regulatory authorities have imposed numerous and varying regulatory requirements and the approval procedures can involve additional testing. Approval by one regulatory authority does not ensure approval by any other regulatory authority.

We may be subject to damages resulting from claims that our employees or we have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of our employees were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these or other claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper or prevent our ability to commercialize certain potential drugs, which could severely harm our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

The S&P downgrade and any further downgrade of the United States' credit rating could have a material adverse effect on our business, financial condition, and results of operations.

In recent months, each of Moody's Investors Service, Standard & Poor's Corp., and Fitch Ratings has publicly warned of the possibility of a downgrade to the United States' credit rating. On August 5, 2011, S&P downgraded its rating of the United States' long-term debt to AA+. Each of Moody's and Fitch has maintained its rating of U.S. debt at AAA. Any further credit downgrade (whether by S&P, Moody's, or Fitch), and the attendant perceived risk that the United States may not pay its debt obligations when due, could have a material adverse effect on financial markets and economic conditions in the United States and throughout the world. In turn, this could have a material adverse effect on our business, financial condition, and results of operations. In particular, these events could have a material adverse effect on the value and liquidity of financial assets.

Our investments in marketable securities are subject to risks which may cause losses and affect the liquidity of these investments.

We invest funds in excess of those needed for working capital and operating expenses in marketable securities which may include corporate equity securities, corporate notes, certificates of deposit, government securities and other financial instruments. Significant declines in the value of these investments due to the operating performance of the companies we invest in or general economic or market conditions may result in the recognition of realized or impairment losses which could be material.

We may need to implement additional finance and accounting systems, procedures and controls to satisfy reporting requirements.

As a public reporting company, we are required to comply with the Sarbanes-Oxley Act of 2002, including Section 404, and the related rules and regulations of the Securities and Exchange Commission, including expanded disclosures and accelerated reporting requirements and more complex accounting rules. Compliance with Section 404 and other requirements will increase our costs and require additional management resources. We may need to continue to implement additional finance and accounting systems, procedures and controls to satisfy reporting requirements. While we have been able to complete an unqualified assessment as to the adequacy of our internal control over financial reporting for our fiscal year ending June 30, 2011, there is no assurance that future assessments of the adequacy of our internal control over financial reporting will be unqualified. If we are unable to obtain future unqualified reports as to the effectiveness of our internal control over financial reporting, investors could lose confidence in the reliability of our internal control over financial reporting, which could adversely affect our stock price.

Our corporate compliance program cannot guarantee that we are in compliance with all potentially applicable regulations.

The development, manufacturing, pricing, sales, coverage and reimbursement of our products, together with our general operations, are subject to extensive regulation by federal, state and other authorities within the United States and numerous entities outside of the United States. While we have developed and instituted a corporate compliance program based on what we believe are the current best practices, we cannot provide any assurance that governmental authorities will find that our business practices comply with current or future administrative or judicial interpretations of potentially applicable laws and regulations. If we fail to comply with any of these laws and regulations, we could be subject to a range of regulatory actions, including suspension or termination of clinical trials, the failure to approve a product candidate, restrictions on our products or manufacturing processes, withdrawal of products from the market, significant fines, or other sanctions or litigation.

Our facility in California is located near an earthquake fault, and an earthquake or other types of natural disasters or resource shortages could disrupt our operations and adversely affect results.

Important documents and records, such as hard copies of our laboratory books and records for our drug candidates and compounds, are located in our corporate headquarters at a single location in Sunnyvale, California, which is near active earthquake zones. We do not have a formal business continuity or disaster recovery plan, and could therefore experience a significant business interruption in the event of a natural disaster, such as an earthquake, drought or flood, or localized extended outages of critical utilities or transportation systems. In addition, California from time to time has experienced shortages of water, electric power and natural gas. Future shortages and conservation measures could disrupt our operations and cause expense, thus adversely affecting our business and financial results.

Anti-takeover provisions in our charter documents and Delaware law could prevent or delay a change in control.

Our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. In addition, provisions of the Delaware General Corporation Law also restrict certain business combinations with interested stockholders. These provisions are intended to encourage potential acquirers to negotiate with us and allow our board of directors the opportunity to consider alternative proposals in the interest of maximizing stockholder value. However, these prohibitions may also discourage acquisition proposals or delay or prevent a change in control, which could harm our stock price.

Risks Related to Our Industry

We face rapid technological change and intense competition.

The pharmaceutical industry is subject to rapid and substantial technological change. Therapies designed by other companies to treat the conditions that are the focus of our products are currently in clinical trials. Developments by others may render our products under development or technologies noncompetitive or obsolete, or we may be unable to keep pace with technological developments or other market factors. Technological competition in the industry from pharmaceutical and biotechnology companies, universities, governmental entities and others diversifying into the field is intense and is expected to increase. Many of these entities have significantly greater research and development capabilities than we do, as well as substantially more marketing, sales, manufacturing, financial and managerial resources. These entities represent significant competition for us. Acquisitions of, or investments in, competing pharmaceutical or biotechnology companies by large corporations could increase such competitors' financial, marketing, manufacturing and other resources. In addition, we may experience competition from companies that have acquired or may acquire technology from universities and other research institutions. As these companies develop their technologies, they may develop proprietary positions that compete with our products. We are engaged in the development of novel therapeutic technologies. Our resources are limited and we may experience technical challenges inherent in such novel technologies.

Competitors have developed or are in the process of developing technologies that are, or in the future may be, the basis for competitive products. Some of these products may have an entirely different approach or means of accomplishing similar therapeutic effects than our products. Our competitors may develop products that are safer, more effective or less costly than our products and, therefore, present a serious competitive threat to our product offerings. Our competitors may price their products below ours, may receive better coverage and/or reimbursement or may have products that are more cost effective than ours.

The widespread acceptance of therapies that are alternatives to ours may limit market acceptance of our products even if commercialized. The diseases for which we are developing our therapeutic products can also be treated, in the case of cancer, by surgery, radiation, biologics and chemotherapy. These treatments are widely accepted in the medical community and have a long history of use. The established use of these competitive products may limit the potential for our products to receive widespread acceptance if commercialized.

The price of our common stock is volatile.

The market prices for securities of biotechnology companies, including ours, have historically been highly volatile. Our stock, like that of many other companies, has from time to time experienced significant price and volume fluctuations sometimes unrelated to operating performance. For example, during the period beginning July 1, 2009 and ending August 31, 2011, the sales price for one share of our common stock reached a high of $12.81 per share and a low of $1.23 per share. The market price of our common stock may fluctuate significantly due to a variety of factors, including:

- the progress and results of our preclinical testing, clinical trials, product development and partnering activities;
- quarterly fluctuations in our financial results;
- the development of technological innovations or new therapeutic products by us, our competitors or others;
- changes in governmental regulation;
- developments in patent or other proprietary rights by us, our competitors or others;
- developments and/or announcements by us, our competitors or others;
- litigation;
- public concern as to the safety of products developed by us, our competitors or others;
- departure of key personnel;
- ability to manufacture our products to commercial standards;
- changes in the structure of healthcare payment systems and the coverage and reimbursement policies of governmental and other third-party payers;
- our ability to successfully commercialize our products if they are approved;
- comments by securities analysts; and
- general market conditions in our industry.

In addition, if any of the risks described in this section entitled "Risk Factors" actually occur, there could be a dramatic and material adverse impact on the market price of our common stock.

If our products are not accepted by the market or if users of our products are unable to obtain adequate coverage of and reimbursement for our products from government and other third-party payers, our revenues and profitability will suffer.

Our ability to commercialize our products successfully will depend in significant part on the extent to which appropriate coverage of and reimbursement for our products and related treatments are obtained from governmental authorities, private health insurers and other organizations, such as HMOs. Third-party payers are increasingly challenging the prices charged for medical products and services. We cannot provide any assurances that third- party payers will consider our products cost-effective or provide coverage of and reimbursement for our products, in whole or in part.

Uncertainty exists as to the coverage and reimbursement status of newly approved medical products and services and newly approved indications for existing products. Third-party payers may conclude that our products are less safe, less clinically effective, or less cost-effective than existing products, and third-party payers may not approve our products for coverage and reimbursement. If we are unable to obtain adequate coverage of and reimbursement for our products from third-party payers, physicians may limit how much or under what circumstances they will prescribe or administer them. Such reduction or limitation in use of our products could cause our sales to suffer. Even if third-party payers make reimbursement available, payment levels may not be sufficient to make the sale of our products profitable.

Also, the trend towards managed health care in the United States and the concurrent growth of organizations such as HMOs, which could control or significantly influence the purchase of medical services and products, may result in inadequate coverage of and reimbursement for our products. Many third- party payers, including in particular HMOs, are pursuing various ways to reduce pharmaceutical costs, including, for instance, the use of formularies. The market for our products depends on access to such formularies, which are lists of medications for which third-party payers provide reimbursement. These formularies are increasingly restricted, and pharmaceutical companies face significant competition in their efforts to place their products on formularies of HMOs and other third-party payers. This increased competition has led to a downward pricing pressure in the industry. The cost containment measures that third-party payers are instituting could have a material adverse effect on our ability to operate profitably.

Current health care laws and regulations, including the recently enacted health care reform, as well as future legislative or regulatory changes to the healthcare system, may affect our ability to sell our products profitably.

In the United States, there has been recent legislation, as well as legislative and regulatory proposals, changing the healthcare system in ways that may affect our future revenues and profitability, and the future revenues and profitability of our potential customers, suppliers and collaborative partners, and the availability of capital. Federal and state lawmakers regularly propose and, at times, enact legislation that would result in significant changes to the healthcare system and, in particular, that are intended to contain or reduce the costs of medical products and services.

The most significant recent health care legislation is the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or the "Healthcare Reform Act", which President Obama signed into law in March 2010. This law substantially changes how health care is funded by the state and federal government as well as private insurers, and significantly impacts the pharmaceutical industry. Though the full effect of the Healthcare Reform Act on pharmaceutical companies has yet to be seen, the changes that may affect our business include those governing enrollment in federal healthcare programs, reimbursement changes, new governmental programs, and fraud and abuse enforcements. The Healthcare Reform Act takes effect in stages through 2018.

Certain aspects of the Health Care Reform Act are likely to adversely affect pharmaceutical manufacturers in particular. For example, in 2011, the Healthcare Reform Act will impose non-deductible annual flat fees on pharmaceutical manufacturers and importers based upon relative market share. Furthermore, as part of the Healthcare Reform Act closing a funding gap in the Medicare Part D prescription drug program, certain pharmaceutical manufacturers will be required to provide a 50% discount on drugs dispensed to beneficiaries within this funding gap.

There also have been and likely will continue to be legislative and regulatory proposals at the state and federal levels that could bring about significant changes to the Medicaid drug rebate program and other federal pharmaceutical pricing and rebate programs. Given these and other recent federal and state government initiatives directed at lowering the total cost of health care, federal and state lawmakers will likely continue to focus on health care reform, the cost of prescription pharmaceuticals and on the reform of the Medicare and Medicaid programs. These efforts could adversely affect our business by, among other possibilities, limiting the prices that can be charged for drugs we develop or the amount of reimbursement available for these products from governmental agencies or third-party payers, limiting the profits that pharmaceutical companies may earn on certain sales, increasing the tax obligations on pharmaceutical companies, increasing our rebate liability, or limiting our commercial opportunity. We cannot predict the impact on our business of any legislation or regulations that may be adopted in the future. Any cost containment measures and other healthcare system reforms that are adopted could have a material adverse effect on our ability to operate profitably.

We may need to change our business practices to comply with health care fraud and abuse regulations, and our failure to comply with such laws could adversely affect our business, financial condition and results of operations.

Our operations will be directly, or indirectly through our customers, subject to various state and federal fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute and False Claims Act. These laws may impact, among other things, our proposed sales, marketing and education programs.

The federal Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing or arranging for a good or service, for which payment may be made under a federal healthcare program such as the Medicare and Medicaid programs. Several courts have interpreted the statute's intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the statute has been violated. The Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Recognizing that the Anti-Kickback Statute is broad and may technically prohibit many innocuous or beneficial arrangements, Congress authorized the Department of Health and Human Services, Office of Inspector General ("OIG") to issue a series of regulations, known as the "safe harbors." These safe harbors set forth provisions that, if all their applicable requirements are met, will assure healthcare providers and other parties that they will not be prosecuted under the Anti-Kickback Statute. The failure of a transaction or arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy each applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the OIG. Penalties for violations of the federal Anti-Kickback Statute include criminal penalties and civil sanctions such as fines, imprisonment and possible exclusion from Medicare, Medicaid and other federal healthcare programs. Many states have also adopted laws similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for healthcare items or services reimbursed by any source, not only the Medicare and Medicaid programs.

The federal False Claims Act prohibits persons from knowingly filing or causing to be filed a false claim to, or the knowing use of false statements to obtain payment from, the federal government. Suits filed under the False Claims Act, known as "qui tam" actions, can be brought by any individual on behalf of the government and such individuals, sometimes known as "relators" or, more commonly, as "whistleblowers," may share in any amounts paid by the entity to the government in fines or settlement. The frequency of filing of qui tam actions has increased significantly in recent years, causing greater numbers of healthcare companies to have to defend a False Claim action. When an entity is determined to have violated the federal False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties of between $5,500 to $11,000 for each separate false claim. Various states have also enacted laws modeled after the federal False Claims Act.

In addition to the laws described above, the Health Insurance Portability and Accountability Act of 1996 created two new federal crimes: healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payers. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government sponsored programs. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines or imprisonment.

If our operations are found to be in violation of any of the laws described above and other applicable state and federal fraud and abuse laws, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from government healthcare programs, and the curtailment or restructuring of our operations.

Our business exposes us to product liability claims.

The testing, manufacture, marketing and sale of our products involve an inherent risk that product liability claims will be asserted against us. We face the risk that the use of our products in human clinical trials will result in adverse effects. If we complete clinical testing for our products and receive regulatory approval to market our products, we will mark our products with warnings that identify the known potential adverse effects and the patients who should not receive our product. We cannot ensure that physicians and patients will comply with these warnings. In addition, unexpected adverse effects may occur even with use of our products that receive approval for commercial sale. Although we are insured against such risks in connection with clinical trials, our present product liability insurance may be inadequate. A successful product liability claim in excess of our insurance coverage could have a material adverse effect on our business, financial condition and results of operations. Any successful product liability claim may prevent us from obtaining adequate product liability insurance in the future on commercially desirable or reasonable terms. In addition, product liability coverage may cease to be available in sufficient amounts or at an acceptable cost. An inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of our pharmaceutical products. A product liability claim or recall would have a material adverse effect on our reputation, business, financial condition and results of operations.

Our business involves environmental risks.

In connection with our research and development activities and our manufacture of materials and products, we are subject to federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials, biological specimens and wastes. Although we believe that we have complied with the applicable laws, regulations and policies in all material respects and have not been required to correct any material noncompliance, we may be required to incur significant costs to comply with environmental and health and safety regulations in the future. Our research and development involves the controlled use of hazardous materials, including but not limited to certain hazardous chemicals and radioactive materials. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, we cannot completely eliminate the risk of contamination or injury from these materials. In the event of such an occurrence, we could be held liable for any damages that result and any such liability could exceed our resources.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

Our corporate offices are located in Sunnyvale, California, where, as of July 1, 2011, we lease approximately 64,800 square feet under an operating lease that expires in November 2017, with an option to extend the term for an additional five years. Our facility includes administrative and research and development space. We believe our existing facility is adequate to meet our current needs and that suitable additional space will be available as needed.

Item 3. *Legal Proceedings*

None.

Item 4. *(Removed and Reserved)*

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our common stock trades on the NASDAQ Stock Market under the symbol "PCYC." The following table sets forth, for the periods indicated, the high and low sales prices of our common stock.

	HIGH	LOW
FISCAL YEAR ENDED June 30, 2011		
First Quarter	$ 8.42	$ 6.36
Second Quarter	8.22	5.29
Third Quarter	6.52	4.88
Fourth Quarter	10.63	5.66
FISCAL YEAR ENDED June 30, 2010		
First Quarter	$ 2.41	$ 1.13
Second Quarter	3.40	1.71
Third Quarter	6.92	3.01
Fourth Quarter	8.60	5.45

As of August 31, 2011, there were 116 holders of record of our common stock. We have not paid cash dividends on our common stock since our inception and we do not anticipate paying any in the foreseeable future.

Performance Graph [(1)]

The following graph compares our total stockholder returns for the past five years to two indices: the Nasdaq Composite Index and the Nasdaq Biotechnology Index. The total return for each index assumes the reinvestment of all dividends, if any, paid by companies included in these indices.

The stockholder return shown on the graph below is not necessarily indicative of future performance, and we do not make or endorse any predictions as to future stockholder returns.


Comparison of Cumulative Total Return on Investment for the Past Five Years (2)
$300
$250
$200
$150
$100
$50
$0
6/30/2006
6/30/2007
6/30/2008
6/30/2009
6/30/2010
6/30/2011
Pharmacyclics
Nasdaq Composite Index
Nasdaq Biotechnology Index

(1) This section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any of our filings under the Securities Act or the Exchange Act whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

(2) Shows the cumulative return on investment assuming an investment of $100 in our common stock, the Nasdaq Composite Index and the Nasdaq Biotechnology Index at June 30, 2006.

Sales of Unregistered Securities

Not Applicable.

Stock Repurchases in the Fourth Quarter

Not Applicable.

Securities Authorized for Issuance Under Equity Compensation Plans

See Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" for information with respect to our compensation plans under which equity securities are authorized for issuance.

Item 6. *Selected Financial Data*

The data set forth below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the financial statements and related notes included elsewhere herein.

	Years Ended June 30,					Inception (April 19,1991) Through June 30, 2011
	2011	2010	2009	2008	2007	
	(in thousands, except per share amounts)					
STATEMENT OF OPERATIONS DATA:						
Revenues[1]:						
License and milestone revenues	$ 8,233	$ 9,307	$ -	$ -	$ -	$ 25,395
Grant and contract revenues	-	-	-	-	126	6,154
Total revenues	8,233	9,307	-	-	126	31,549
Operating expenses: [2]						
Research and development	34,482	17,358	13,954	18,180	21,115	377,716
General and administrative	9,125	7,561	8,474	7,332	7,403	101,301
Purchased in-process research and development	-	-	-	-	-	6,647
Total operating expenses	43,607	24,919	22,428	25,512	28,518	485,664
Loss from operations	(35,374)	(15,612)	(22,428)	(25,512)	(28,392)	(454,115)
Interest income	169	81	137	1,206	2,175	43,194
Interest expense and other income (expense), net [3]	2	(43)	(606)	8	-	(2,204)
Loss before benefit (provision) for income taxes	(35,203)	(15,574)	(22,897)	(24,298)	(26,217)	(413,125)
Benefit (provision) for income taxes	-	550	(550)	-	-	-
Net Loss	$ (35,203)	$ (15,024)	$ (23,447)	$ (24,298)	$ (26,217)	$ (413,125)
Basic and diluted net loss per share[4]	$ (0.59)	$ (0.31)	$ (0.88)	$ (0.93)	$ (1.08)	
Weighted average shares used to compute basic and diluted net loss per share	59,973	48,344	26,570	25,989	24,175	

	June 30,				
	2011	2010	2009	2008	2007
	(in thousands)				
BALANCE SHEET DATA:					
Cash, cash equivalents and marketable securities[5]	$ 112,329	$ 74,149	$ 16,326	$ 16,755	$ 38,762
Total assets	116,352	76,820	18,301	18,367	41,095
Deferred revenue	7,000	6,099	11,628	-	-
Total liabilities	14,678	10,059	20,042	1,922	2,694
Deficit accumulated during development stage	(413,125)	(377,922)	(362,898)	(339,451)	(315,153)
Total stockholders' equity (deficit)	101,674	66,761	(1,741)	16,445	38,401

(1) See Note 2 to the financial statements for a discussion of revenue recognition related to the Servier agreement.

(2) See Note 6 to the financial statements for a description of share-based compensation included in operating expenses in 2011, 2010 and 2009.

(3) See Note 5 to the financial statements for a discussion of interest expense on related party notes payable in 2010 and 2009.

(4) See Note 1 to the financial statements for a description of the computation of basic and diluted net loss per share.

(5) See Note 6 to the financial statements for a description of equity financings completed during fiscal 2011 and 2010.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

In addition to historical information, this report contains predictions, estimates, assumptions and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Actual results could differ materially from any future performance suggested in this report as a result of the risks, uncertainties and other factors described herein and elsewhere in this report, including those discussed in "Risk Factors."

Company Overview

We are a clinical-stage biopharmaceutical company focused on discovering and developing innovative small-molecule drugs for the treatment of cancer and immune-mediated diseases. Our mission and goal is to build a viable biopharmaceutical company that commercializes novel therapies intended to improve quality of life, increase duration of life and resolve serious unmet medical healthcare needs. We identify promising product candidates using our scientific development expertise, develop our products in a rapid, cost-efficient manner and pursue commercialization and/or development partners when and where appropriate.

Presently, we have three product candidates in clinical development and several preclinical molecules in lead optimization. To date, substantially all of our resources have been dedicated to the research and development of our products, and we have not generated any commercial revenues from the sale of our products. We do not anticipate the generation of any product commercial revenues until we receive the necessary regulatory and marketing approvals to launch one of our products.

We have incurred significant operating losses since our inception in 1991, and as of June 30, 2011, had an accumulated deficit of $413,125,000. The process of developing and commercializing our products requires significant research and development, preclinical testing, clinical trials and manufacturing arrangements as well as regulatory and marketing approvals. These activities, together with our general and administrative expenses, are expected to result in significant operating losses until the commercialization of our products, or partner collaborations, generate sufficient revenues to cover our expenses. We expect that losses will fluctuate from quarter to quarter and that such fluctuations may be substantial. Achieving profitability depends upon our ability to successfully complete the development of our products, obtain required regulatory approvals and successfully commercialize our products.

Bruton's Tyrosine Kinase (Btk) Inhibitor for Oncology

PCI-32765 is an orally active small molecule inhibitor of Bruton's tyrosine kinase (Btk) that we are developing for the treatment of patients with B-cell lymphoma or leukemia. B-cell maturation is mediated by B-cell receptor (BCR) signal transduction and Btk is an essential part of the BCR signaling pathway. Recently, Btk has been demonstrated to affect a number of vital growth and survival processes in cancerous B-cells.

As reported at the ASCO annual meeting in June 2011, in a Phase IB/II trial in CLL/SLL, single agent PCI-32765 has been well-tolerated; discontinuation of treatment for adverse events occurred in 3 of 83 patients. Diarrhea, nausea/ vomiting, and dyspepsia were the most frequently reported events and were typically of modest severity. Significant neutropenia and thrombocytopenia were uncommon in the 420mg qD cohorts, but more frequently observed (18%, 9% respectively) in the 840mg qD cohort in spite of a shorter follow-up. As previously reported, a characteristic pattern of response occurred in the CLL patients, with rapid reduction of lymph node disease and a corresponding initial phase of lymphocytosis, which is an increase in the amount of lymphocytes – a type of white blood cell. The resolution of lymphocytosis was more rapid in treatment-naïve versus relapsed/ refractory patients, corresponding to a more rapid evolution of overall response per standard criteria in treatment-naïve patients. At a median follow-up of 6.3 months, 67% of patients with treatment-naïve disease had achieved an overall response by standard criteria, with an additional 19% of patients achieving a nodal response. At a median follow-up of 7.8 months in the cohort of relapsed/ refractory patients treated with 420mg qD, the rate of overall objective response was 48% with an additional 41% of patients having achieved a nodal response. The initial response assessment at 2 months in patients with relapsed/ refractory disease appeared similar between the 420mg qD and 840mg qD doses. Additionally, achieving response appeared to be independent of poor-risk features, such as del (17p), del (11q), and lack of mutation in the immunoglobulin heavy chain variable region gene. Through June 30, 2011, three patients have experienced disease progression, and 81% of relapsed/ refractory patients in the more mature 420mg qD cohort are on treatment and free-of-progression at 6 months.

In August 2011, we entered into a five-year Cooperative Research and Development Agreement with the National Cancer Institute (NCI) to collaborate on the development of PCI-32765. Under the Agreement, the NCI's Division of Cancer Treatment and Diagnosis plans to sponsor Phase I and Phase II trials of PCI-32765 in various hematologic malignancies.

We have initiated a Phase II program that will enable potential registrational paths in CLL, MCL, and diffuse large B-cell lymphoma (DLBCL). We anticipate that this Phase II program should allow for Phase III enabling decisions in these indications based upon ongoing analysis of the data. The ongoing Phase II program currently includes the following studies:

- PCYC-1104: A multicenter, phase II study of PCI-32765 in relapsed or refractory mantle cell lymphoma, including cohorts of subjects either previously treated with bortezomib or naïve to bortezomib treatment. This trial is activated in several US sites and is currently enrolling patients.
- PCYC-1106: A multicenter, open-label, Phase II study of PCI 32765 in subjects with relapsed or refractory DLBCL. This study is designed to assess the activity of PCI-32765 in two genetically distinct subtypes of DLBCL, the activated B-cell (ABC) subtype and the germinal center (GC) subtype. This trial is activated in several US sites and is currently enrolling patients.
- PCYC-1108: A Phase IB, multicenter, open-label, study of PCI-32765, in combination with intensive immune chemotherapy (FCR or BR)* in subjects with CLL or SLL lymphoma. This trial is activated in several US sites and is currently enrolling patients. *(FCR = fludarabine, cyclophosphamide and rituximab; BR = bendamustine and rituximab)
- PCYC-1109: A phase IB/II study of PCI-32765 and ofatumumab in subjects with relapsed or refractory CLL or SLL. This is a single site trial and is currently enrolling patients.

Factor VIIa Inhibitor

PCI-27483 is a potent and selective first-in-human small molecule inhibitor of coagulation (clotting) Factor VIIa. PCI-27483 suppresses the active form of Factor VII (FVIIa) that arises from interaction with the cell surface membrane protein known as tissue factor (TF). The FVIIa: TF complex is found at elevated levels in cancers of the pancreas, stomach, colon and lung. The activity of this complex triggers a host of patho-physiologic processes that facilitate tumor blood vessel formation (angiogenesis), growth and metastases. In pancreatic cancer patients, elevated levels of the FVIIa: TF complex correlates with an increased propensity to develop thromboses, also known as blood clots. Studies in laboratory animals indicate that PCI-27483 inhibits the growth of tumors that express TF.

We have completed Phase I testing of Factor VIIa Inhibitor PCI-27483 in healthy volunteers. In this study, PCI-27483 caused no adverse events, and we were able to establish the International Normalized Ratio (INR) as a pharmacodynamic marker for evaluation in clinical trials.

A multicenter Phase I/II of PCI-27483 in patients with locally advanced or metastatic pancreatic cancer that are either receiving or are planned to receive gemcitabine therapy is currently ongoing. The Phase I portion of the study, which evaluated safety and established the Phase II dose of PCI-27483, has completed enrollment and interim results were reported at the 2011 GI Cancers Symposium on January 21, 2011. The Phase II portion of the study is enrolling and patients are being randomized to receive either gemcitabine alone or gemcitabine plus PCI-27483 (1.2 mg/kg twice daily). The objectives of this phase of the study are to: a) assess the safety of Pharmacyclics FVIIa Inhibitor PCI-27483 at pharmacologically active dose levels; b) to assess potential inhibition of tumor progression and c) obtain initial information of the effects on the incidence of thromboembolic events.

Histone Deacetylase (HDAC) Inhibitor

PCI-24781 is an orally-bioavailable histone deacetylase inhibitor that is currently in multiple clinical trials. Histone deacetylases are cellular enzymes whose functions include turning gene expression off and on. PCI-24781 targets histone deacetylase (HDAC) enzymes and inhibits their function. We have shown that PCI-24781 impacts the tumor cells by multiple mechanisms including a re-expression of tumor suppressor genes, disruption of DNA repair mechanisms, cell cycle inhibition and the generation of reactive oxygen species. Previous clinical trials have demonstrated that our HDAC Inhibitor PCI-24781 has favorable systemic elimination properties when dosed orally, and inhibits the target enzymes. Clinical response or control of tumor growth has been recorded in three single-agent clinical trials to date.

We are currently conducting a Phase I trial in patients with advanced solid tumors, a Phase I/II trial in sarcoma patients (in combination with doxorubicin, an anti tumor agent) and a Phase I/II trial testing PCI-24781 in patients with relapsed or refractory Non-Hodgkin's lymphoma. Currently we are enrolling patients in the Phase II portion of this trial in patients with follicular lymphoma.

The HDAC Inhibitor PCI-24781 has been studied in over 100 patients treated in clinical trials thus far. The main dose-limiting toxicity observed has been a rapidly reversible thrombocytopenia (a decrease in platelets, which are blood cells necessary for clotting). This effect is common among HDAC inhibitors and is considered a class effect (i.e. related to the pharmacologic mechanism of action). The duration and severity of the thrombocytopenia has been managed using novel dose scheduling strategies that we have developed and tested in the clinic.

We are subject to risks common to pharmaceutical companies developing products, including risks inherent in our research, development and commercialization efforts, preclinical testing, clinical trials, uncertainty of regulatory and marketing approvals, uncertainty of market acceptance of our products, history of and expectation of future operating losses, reliance on collaborative partners, enforcement of patent and proprietary rights, and the need for future capital. In order for a product to be commercialized, we must conduct preclinical tests and clinical trials, demonstrate efficacy and safety of our product candidates to the satisfaction of regulatory authorities, obtain marketing approval, enter into manufacturing, distribution and marketing arrangements, build a U.S. commercial capability, obtain market acceptance and, in many cases, obtain adequate coverage of and reimbursement for our products from government and private insurers. We cannot provide assurance that we will generate revenues or achieve and sustain profitability in the future.

Critical Accounting Policies, Estimates and Judgments

This discussion and analysis of financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures. On an on-going basis, we evaluate our estimates, including those related to revenue recognition and clinical trial accruals. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results, however, may differ significantly from these estimates under different assumptions or conditions and may adversely affect the financial statements.

We believe the following critical accounting policies reflect the more significant judgments and estimates used in the preparation of our financial statements and accompanying notes.

Revenue Recognition

We recognize revenue when all four revenue recognition criteria have been met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the fee is fixed or determinable; and collectability is reasonably assured. Revenue under our license and collaboration arrangements is recognized based on the performance requirements of the contract. Amounts received under such arrangements consist of up-front collaboration payments, periodic milestone payments and payments for research activities. Our collaborations prior to July 1, 2010 with multiple elements were evaluated and divided into separate units of accounting if certain criteria were met, including whether the delivered element had stand-alone value and whether there was verifiable objective and reliable evidence (VSOE) of the fair value of the undelivered items. The consideration we received was combined and recognized as a single unit of accounting when criteria for separation were not met. Future collaborations with multiple elements will follow the separation criteria in Accounting Standards Update 2009-13 *Revenue Arrangements with Multiple Deliverables.* Revenue will be allocated to each element using a selling price hierarchy, where the selling price for an element is based on VSOE if available; third-party evidence (TPE), if available and VSOE is not available; or the best estimate of selling price, if neither VSOE nor TPE is available.

Up-front payments under agreements which include future performance requirements are recorded as deferred revenue and are recognized over the performance period. The performance period is estimated at the inception of the arrangement and is reevaluated at each reporting period. The reevaluation of the performance period may shorten or lengthen the period during which the deferred revenue is recognized. Revenues related to substantive, at-risk collaboration milestones are recognized upon achievement of the event specified in the underlying agreement. Revenues for research activities are recognized as the related research efforts are performed.

Research and Development Expenses and Accruals

Research and development expenses include personnel and facility-related expenses, outside contracted services including clinical trial costs, manufacturing and process development costs, research costs and other consulting services. Research and development costs are expensed as incurred.

Our cost accruals for clinical trials are based on estimates of the services received and efforts expended pursuant to contracts with clinical trial centers and clinical research organizations. In the normal course of business we contract with third parties to perform various clinical trial activities in the on-going development of potential products. The financial terms of these agreements are subject to negotiation and vary from contract to contract and may result in uneven payment flows. Payments under the contracts depend on factors such as the achievement of certain events, the successful enrollment of patients, the completion of portions of the clinical trial or similar conditions. The objective of our accrual policy is to match the recording of expenses in our financial statements to the actual services received and efforts expended. As such, expense accruals related to clinical trials are recognized based on our estimate of the degree of completion of the event or events specified in the specific clinical study or trial contract.

Share-Based Compensation

Share-based compensation cost for employee stock options is measured at the grant date based on the fair value of the award. The accounting grant date for employee stock options with performance obligations is the date on which the performance goals have been defined and a mutual understanding of the terms has been reached. Generally options with performance obligations vest over a four year period, with the goals set and agreed upon annually. Share-based compensation for non-employee stock options is re-estimated at each period-end through the vesting date.

The fair value of each stock option is estimated using the Black Scholes option-pricing model. Expected volatility is based on historical volatility data of our stock. The expected term of stock options granted is based on historical data and represents the period of time that stock options are expected to be outstanding. The expected term for each of our employee options, non-employee options and our Employee Stock Purchase Plan is calculated for and applied to one group of grants as we do not expect substantially different exercise or post-vesting termination behavior among our employee or non-employee population. The risk-free interest rate is based on a zero-coupon United States Treasury bond whose maturity period equals the expected term of the our options.

Options vest upon the passage of time or a combination of time and the achievement of certain performance obligations. The Compensation Committee of the Board of Directors will determine if the performance conditions have been met. Share-based compensation expense for the options with performance obligations is recorded when the company believes that the vesting of these options is probable.

Recent Accounting Pronouncements

See Note 1, The Company and Significant Accounting Policies, in Notes to the Consolidated Financial Statements in Item 8 of Part II of this Annual Report on Form 10-K, for a full description of recent accounting pronouncements, including the expected dates of adoption and estimated effects on financial condition and results of operations, which is incorporated herein by reference.

Results of Operations

Revenues

The following table summarizes our revenue over the last three fiscal years (in thousands):

	2011	2010	2009
License and milestone revenues	$ 8,233	$ 9,307	$ -

We recorded $8,228,000 and $9,307,000 in revenue in the years ended June 30, 2011 and 2010, respectively, associated with our collaboration and license agreement with Servier which was entered into in April 2009. Given that the deliverables under the collaboration agreement with Servier did not meet criteria in the accounting rules for separation (e.g., no separately identifiable fair value), the arrangement has been treated as a single unit-of-accounting for purposes of revenue recognition. We recognized the combined unit of accounting over the estimated period required to complete the research activities (two years), which coincided with the delivery period for all substantive obligations or "deliverables" associated with this agreement. Of the total revenue for the year ended June 30, 2011, $4,355,000 represents amortization of the $11,000,000 upfront payment from Servier received in April 2009 and the remainder represents the pro-rata completion of services associated with research payments, our supply commitment and reimbursement of patent expenses.

The collaboration and license agreement required us to enter into an agreement to supply drug product for Servier's use in clinical trials. As the supply agreement was considered part of the arrangement we deferred recognition of all revenue under the Servier collaboration agreement until the supply agreement was completed and executed in our fiscal 2010 second quarter. Of the total research and development collaboration revenues for the year ended June 30, 2010, $6,645,000 represent amortization of the $11,000,000 upfront payment from Servier received in April 2009. Included in the Servier revenue recognized in fiscal 2010 was $1,211,000, which represents the pro rata portion of revenue attributable to the period from April 2009 (i.e., the signing of the collaboration agreement) to June 30, 2009, had the supply agreement been completed in April 2009. The remaining fiscal 2010 revenue of $2,662,000 represents the pro-rata completion of services attributable to payments of $4,406,000 from Servier associated with research payments, our supply commitment and reimbursements of patent expenses.

Research and Development Expenses

The following table summarizes the period over period changes in our research and development (R&D) expenses over the last three fiscal years (in thousands):

	2011	Change	2010	Change	2009
R & D expenses	$ 34,482	99%	$ 17,358	24%	$ 13,954

Research and development costs are identified as either directly attributed to one of our research and development programs or as an indirect cost, with only direct costs being tracked by specific program. Direct costs consist of personnel costs directly associated with a program, preclinical study costs, clinical trial costs, and related clinical drug and device development and manufacturing costs, drug formulation costs, contract services and other research expenditures. Indirect costs consist of personnel costs not directly associated with a program, overhead and facility costs and other support service expenses. The following table summarizes our principal product development initiatives, including the related stages of development for each product, the direct costs attributable to each product and total indirect costs for each respective period. For a discussion of the risks and uncertainties associated with the timing and cost of completing a product development phase, see the Risk Factors discussed in this Annual Report.

Prior to fiscal 1999, we did not track our research and development expenses by specific program and for this reason we cannot accurately estimate our total historical costs on a specific program basis. Direct costs by program and indirect costs were as follows (in thousands):

				Related R&D Expenses Years ended June 30,		
Product	Description	Phase of Development	Estimated Completion of Phase	2011	2010	2009
Btk Inhibitors	Cancer/autoimmune	Phase II	Unknown	$ 21,734	$ 6,565	$ 3,075
HDAC Inhibitors	Cancer/autoimmune	Phase I/II	Unknown	2,082	2,596	3,731
Factor VIIa Inhibitor	Cancer	Phase II	Unknown	2,142	2,227	1,475
MGd	Cancer	Phase II	Unknown	62	174	964
	Total direct costs			26,020	11,562	9,245
	Indirect costs			8,462	5,796	4,709
	Total research and development costs			$ 34,482	$ 17,358	$ 13,954

Research and development expenses increased $17,124,000, or 99%, for the year ended June 30, 2011 compared with the year ended June 30, 2010. The increase, which is net of approximately $586,000 ($733,000, net of $147,000 in related expenses) received from a Therapeutic Discovery Project Tax Credit, was primarily due to the following:

- Btk program costs increased $15,169,000, or 231%, driven by increased clinical trial activity. Increases included $4,588,000 in outside clinical trial costs, $4,279,000 in drug-related costs, $3,884,000 in personnel costs, $1,773,000 in outside services and consulting costs and $340,000 in lab supplies.

- HDAC program costs decreased $514,000, or 20%. Decreases included $651,000 in personnel costs and $129,000 in outside services and consulting costs, partially offset by higher outside clinical trial costs, drug costs and lab supplies.

- Factor VIIa program costs decreased $85,000, or 4%. Decreases included $375,000 in drug costs and $31,000 in outside services and consulting costs, partially offset by higher outside clinical trial and personnel costs.

- Indirect costs increased $2,666,000, or 46%, primarily due to an increase of $3,309,000 in share-based compensation costs, partially offset by lower other indirect personnel-related costs.

Research and development expenses increased $3,404,000, or 24% for the year ended June 30, 2010 compared with the year ended June 30, 2009 primarily due to the following:

- Btk program costs increased $3,490,000, or 113% primarily due to increases of $615,000 in personnel costs, $557,000 in drug costs, $1,049,000 in outside clinical trial costs, $266,000 in preclinical costs, $423,000 in outside services and consulting costs and other increases associated with the increased activity.

- HDAC program costs decreased $1,135,000, or 30% primarily due to a $1,000,000 payment in the prior year associated with the amendment of our license agreement with Celera.

- Factor VIIa program costs increased $752,000 or 51% primarily due to increases of $467,000 in drug costs and $285,000 in outside clinical trial costs.

- MGd program costs decreased $790,000, or 82% primarily due to decreases of $589,000 in personnel costs and $196,000 in consulting costs.

- Indirect costs increased $1,087,000, or 23% primarily due to an increase of $963,000 in share-based compensation costs.

General and Administrative Expenses.

The following table summarizes the period over period changes in our general and administrative (G&A) expenses over the last three fiscal years.

	2011	Change	2010	Change	2009
G&A expenses	$ 9,125,000	21%	$ 7,561,000	-11%	$ 8,474,000

The increase of 21% or $1,564,000 in general and administrative expenses for the year ended June 30, 2011 compared with the year ended June 30, 2010, was primarily due to a non-cash increase in share-based compensation of $1,319,000, a $413,000 increase in legal and patent costs and a $179,000 increase in recruiting and payroll costs. These increases were partially offset by a $474,000 net decrease in consulting and other advisory services in 2011.

The decrease of 11% or $913,000 in general and administrative expenses for the year ended June 30, 2010 compared with the year ended June 30, 2009, was primarily due to a non-cash decrease in share-based compensation of $1,363,000 and a $522,000 decrease in other payroll-related costs that were primarily due to the absence of significant severance costs in 2010. These decreases were partially offset by a fiscal 2010 increase of $819,000 in financial advisory expenses and $362,000 related to the provision of certain legal and patent outside services.

Interest and Other Income (Expense), Net.

The following table summarizes the period over period changes in our interest and other income, net, over the last three fiscal years.

		2011	Change		2010	Change		2009
Interest income	$	169,000	109%	$	81,000	-41%	$	137,000
Interest expense		-	-		(43,000)	-93%		(618,000)
Other, net		2,000	-		-	-		12,000
Interest and other income (expense), net	$	171,000		$	38,000		$	(469,000)

The increase of $133,000 in interest and other income (expense), net, for the year ended June 30, 2011 compared with the year ended June 30, 2010, was primarily due to higher interest income from higher invested balances during the year and the absence of interest expense in 2011.

The increase of $507,000 in interest and other income (expense), net, for the year ended June 30, 2010 compared with the year ended June 30, 2009, was primarily due to a decrease of $575,000 in interest expense due to settlement of the related party loans, partially offset by a $56,000 reduction of interest income due to lower average interest rates.

Income Taxes.

At June 30, 2011, we had federal and state net operating loss carry forwards of approximately $180,393,000 and $121,440,000, respectively. Approximately $7,400,000 of the federal net operating loss carry forwards relate to stock option deductions, the tax benefit of which will be accounted for directly to equity as additional paid in capital as they are utilized. The federal and state net operating loss carry forwards will begin to expire in 2012. Federal and state tax credit carry forwards of $4,771,000 and $9,635,000, respectively, are available to offset future taxable income. The federal tax credits will begin to expire in 2012. State research and development credits can be carried forward indefinitely.

Under the Tax Reform Act of 1986, the amounts of and the benefit from net operating losses and tax credit carry forwards that can be carried forward may be impaired or limited in certain circumstances. These circumstances include, but are not limited to, a cumulative stock ownership change of greater than 50%, as defined, over a three year period. This annual limitation may result in the expiration of net operating losses before utilization. We have determined that a cumulative stock ownership change happened and we have estimated that a significant portion of our net operating losses for federal and state tax purposes, as well as some amount of our federal research credits, will not be available for use in future periods due to these limitation rules. The above estimated net operating loss and tax credit carryforwards reflect a reduction for the amounts we have estimated will expire unused.

In the year ended June 30, 2009, we recorded a $550,000 income tax provision as result of withholding taxes on the $11,000,000 upfront licensing payment received from Servier. In the year ended June 30, 2010, we recorded a $550,000 income tax receivable related to a tax credit resulting from a December 2009 tax treaty revision enacted between France and the United States that eliminates withholding taxes related to licensing agreements and provides that prior withholding taxes may be reclaimed.

Liquidity and Capital Resources

Our principal sources of working capital have been private and public equity financings and also proceeds from collaborative research and development agreements, as well as interest income. Since inception, we have used $351,921,000 of cash for operating activities and approximately $17,621,000 of cash for the purchase of laboratory and office equipment, leasehold improvements and payments under capital lease agreements. As of June 30, 2011, we had $112,329,000 in cash, cash equivalents and marketable securities.

Net cash used in operating activities of $22,271,000 during the year ended June 30, 2011 resulted primarily from our net loss partially offset by share-based compensation expense and an increase in accounts payable. Net cash used in operating activities of $15,468,000 during the year ended June 30, 2010 resulted primarily from our net loss, a decrease in deferred revenue and an increase in prepaid and other assets, partially offset by share-based compensation expense and an increase in accounts payable. Net cash used in operating activities was $8,175,000 for the year ended June 30, 2009 and resulted primarily from the operating loss partially offset by an increase in deferred revenue and non-cash share-based compensation expense

Net cash used in investing activities of $3,654,000 and $21,810,000 in the years ended June 30, 2011 and 2010 respectively, and net cash provided by investing activities in 2009 of $2,657,000 primarily consisted of the net effect of purchases, maturities and sales of marketable securities. Additionally, our purchases of property and equipment increased to $1,150,000 in 2011 from $224,000 in 2010, largely due to purchases associated with the expansion of our leased facilities during the year.

Net cash provided by financing activities of $62,483,000 for the year ended June 30, 2011 consisted of $56,599,000 in net proceeds from the sale of approximately 6.4 million shares of common stock in a registered direct offering completed in June 2011 and the proceeds from the exercise of stock options and sale of stock under our employee stock purchase plan. Net cash provided by financing activities of $73,943,000 for the year ended June 30, 2010 consisted primarily of $21,720,000 in net proceeds from the sale of approximately 22.5 million shares of common stock in a rights offering completed in August 2009, net proceeds of $50,793,000 from the sale of approximately 8.1 million shares of common stock in a registered direct offering completed in June 2010 and the proceeds from the exercise of stock options and sale of stock under our employee stock purchase plan. Net cash provided by financing activities of $7,792,000 in the year ended June 30, 2009 consisted of proceeds from notes payable and the sale of common stock.

In April 2009, we signed a collaboration and license agreement with Servier. In May 2009, we received an upfront payment from Servier of $11,000,000 less applicable withholding taxes of $550,000, for a net payment of $10,450,000. The withholding tax will be reclaimed due to a revision in the Double Tax Treaty between the US and France. We received an additional $4,000,000 from Servier for research collaboration in installments between 2009 and April 2011 and received a $7,000,000 advance milestone payment under the agreement in April 2011 (see Note 2 to the Consolidated Financial Statements).

In December 2008, we borrowed $5,000,000 from an affiliate of Robert W. Duggan. In March 2009, the loan amount was increased to $6,400,000. In August 2009, pursuant to the terms of the loans, we repaid the $6,400,000 loans outstanding at June 30, 2009 through the issuance of shares in the rights offering.

Based upon the current status of our product development plans, we believe that our existing cash, cash equivalents and marketable securities will be adequate to satisfy our capital needs through at least the next twelve months. We expect research and development expenses, as a result of on-going and future clinical trials, to consume a large portion of our existing cash resources. Changes in our research and development plans or other changes affecting our operating expenses may affect actual future consumption of existing cash resources as well. In any event, due to our extensive drug programs we will need to raise substantial additional capital to fund our operations in the future. We may seek partnership collaborations to help fund the development of our product candidates. We also expect to raise additional funds through the public or private sale of securities, bank debt, partnership collaboration or otherwise. If we are unable to secure additional funds, whether through partnership collaborations or sale of our securities, we will have to delay, reduce the scope of or discontinue one or more of our product development programs. Our actual capital requirements will depend on many factors, including the following:

- progress with preclinical studies and clinical trials;
- the time and costs involved in obtaining regulatory approval;
- continued progress of our research and development programs;
- our ability to establish and maintain collaborative arrangements with third parties;
- the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims;
- the amount and timing of capital equipment purchases; and
- competing technological and market developments.

Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. The factors described above will impact our future capital requirements and the adequacy of our available funds. If we are required to raise additional funds, we cannot be certain that such additional funding will be available on terms attractive to us, or at all. Furthermore, any additional equity financing may be highly dilutive, or otherwise disadvantageous, to existing stockholders and debt financing, if available, may involve restrictive covenants. Collaborative arrangements, if necessary to raise additional funds, may require us to relinquish rights to certain of our technologies, products or marketing territories. Our failure to raise capital when needed and on acceptable terms, would require us to reduce our operating expenses and would limit our ability to respond to competitive pressures or unanticipated requirements to develop our product candidates and to continue operations, any of which would have a material adverse effect on our business, financial condition and results of operations.

Contractual Obligations

The following table summarizes our primary noncancelable contractual obligation as of June 30, 2011 (in thousands):

	Payments due by Period				
Contractual Obligations	Total	Less than one year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	$ 6,308	$ -	$ 2,554	$ 2,145	$ 1,609
Total	$ 6,308	$ -	$ 2,554	$ 2,145	$ 1,609

In January 2011, we entered into an amendment of our facilities lease agreement which added an additional 32,256 square feet of leased space, giving us a total of 64,776 square feet. The amendment included an abatement of the monthly rent of the prior facility lease for the first 7 months, limited to $325,000, and a 12-month abatement for the added space, limited to $290,000.

The amendment includes an option to extend the lease term for five years, an early termination fee of $20.00 per sq. ft and a relocation option. The amended lease expires in November 2017.

In addition, we have entered into various agreements and purchase orders related to our clinical trials and general operations which have been excluded from the above table because they are cancellable prior to the date of delivery.

In April 2006, we acquired multiple small molecule drug candidates for the treatment of cancer and other diseases from Celera Genomics, an Applera Corporation business (now Celera Corporation – a subsidiary of Quest Diagnostics Incorporated). Future milestone payments we could be required to make under the agreement, as amended, could total as much as approximately $97,000,000, although we currently cannot predict if or when any of the milestones will be achieved. In addition, Celera will also be entitled to royalty payments based on annual sales of certain drugs commercialized from these programs.

Off-Balance Sheet Arrangements

None.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Our exposure to interest rate risk relates primarily to our investment portfolio. The fair market value of fixed rate securities may be adversely impacted due to fluctuations in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates or we may suffer losses in principal if forced to sell securities which have declined in market value due to changes in interest rates. The primary objective of our investment activities is to preserve principal while at the same time improving yields without significantly increasing risk. To achieve this objective, we invest in debt instruments of the U.S. Government and its agencies and high-quality corporate issuers, and, by policy, restrict our exposure to any single corporate issuer by imposing concentration limits. To minimize the exposure due to adverse shifts in interest rates, we generally maintain investments at an average maturity of less than two years. Assuming a hypothetical increase in interest rates of one percentage point, the fair value of our total investment portfolio as of June 30, 2011 and 2010, would have potentially declined by approximately $109,000 and $89,000, respectively.

The table below presents the fair value of our marketable securities at June 30, 2011 and weighted-average interest rates by year of stated maturity for our investment portfolio (in thousands, except interest rates):

		Matures in Fiscal Year 2012
Marketable Securities	$	24,572
Weighted-average interest rate		0.35%

Item 8. Financial Statements and Supplementary Data

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Pharmacyclics, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Pharmacyclics, Inc. and its subsidiary (the"Company") (a development stage enterprise) at June 30, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2011 and, cumulatively, for the period from April 19, 1991 (date of inception) to June 30, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2011, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control Over Financial Reporting, appearing under Item 9A(b). Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

***/s/* PricewaterhouseCoopers LLP**
San Jose, California
September 13, 2011

PHARMACYCLICS, INC.
(a development stage enterprise)

CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	June 30, 2011	June 30, 2010
ASSETS		
Current assets:		
Cash and cash equivalents	$ 87,757	$ 51,199
Marketable securities	24,572	22,950
Accounts receivable	54	194
Prepaid expenses and other current assets	2,313	1,702
Total current assets	114,696	76,045
Property and equipment, net	1,312	459
Other assets	344	316
Total assets	$ 116,352	$ 76,820
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	5,684	2,856
Accrued liabilities	1,584	1,054
Deferred revenue	7,000	6,099
Total current liabilities	14,268	10,009
Deferred rent	410	50
Total liabilities	14,678	10,059
Commitments (Notes 2 and 9)		
Stockholders' equity:		
Preferred stock, $0.0001 par value; 1,000,000 shares authorized at June 30, 2011 and 2010; no shares issued and outstanding	-	-
Common stock, $0.0001 par value; 100,000,000 authorized at June 30, 2011 and 2010; shares issued and outstanding – 67,915,865 and 59,199,406 at June 30, 2011 and 2010	7	6
Additional paid-in capital	514,813	444,683
Accumulated other comprehensive loss	(21)	(6)
Deficit accumulated during development stage	(413,125)	(377,922)
Total stockholders' equity	101,674	66,761
Total liabilities and stockholders' equity	$ 116,352	$ 76,820

The accompanying notes are an integral part of these consolidated financial statements.

PHARMACYCLICS, INC.
(a development stage enterprise)

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Year Ended June 30,			Period from Inception (April 19, 1991) through June 30, 2011
	2011	2010	2009	
Revenues:				
License and milestone revenues	$ 8,233	$ 9,307	$ -	$ 25,395
Contract and grant revenues	-	-	-	6,154
Total revenues	8,233	9,307	-	31,549
Operating expenses:				
Research and development	34,482	17,358	13,954	377,716
General and administrative	9,125	7,561	8,474	101,301
Purchased in-process research and development	-	-	-	6,647
Total operating expenses	43,607	24,919	22,428	485,664
Loss from operations	(35,374)	(15,612)	(22,428)	(454,115)
Interest income	169	81	137	43,194
Interest expense and other income (expense), net	2	(43)	(606)	(2,204)
Loss before benefit (provision) for income taxes	(35,203)	(15,574)	(22,897)	(413,125)
Benefit (provision) for income taxes	-	550	(550)	-
Net loss	$ (35,203)	$ (15,024)	$ (23,447)	$ (413,125)
Basic and diluted net loss per share	$ (0.59)	$ (0.31)	$ (0.88)	
Weighted average shares used to compute basic and diluted net loss per share	59,973	48,344	26,570	

The accompanying notes are an integral part of these consolidated financial statements.

PHARMACYCLICS, INC.
(a development stage enterprise)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended June 30,			Period from Inception (April 19, 1991) through June 30,
	2011	2010	2009	2011
Cash flows from operating activities:				
Net loss	$ (35,203)	$ (15,024)	$ (23,447)	$ (413,125)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation and amortization	292	235	299	15,811
Amortization of premium/discount on marketable securities, net	874	421	(32)	1,269
Amortization of debt discount	-	21	549	570
(Gain) loss on sale of marketable securities	(7)	-	(1)	43
Purchased in-process research and development	-	-	-	4,500
Share-based compensation expense	7,818	3,190	3,293	26,824
Common stock issued in exchange for services provided	-	-	15	15
(Gain) loss on property and equipment	5	-	(11)	375
Changes in assets and liabilities:				
Accounts receivable	140	438	(632)	(54)
Prepaid expenses and other assets	(250)	(1,145)	51	(2,268)
Accounts payable	2,269	1,689	112	5,125
Accrued liabilities	530	253	5	1,584
Deferred revenue	901	(5,529)	11,628	7,000
Deferred rent	360	(17)	(4)	410
Net cash used in operating activities	(22,271)	(15,468)	(8,175)	(351,921)
Cash flows from investing activities:				
Purchase of property and equipment	(1,150)	(224)	(81)	(13,740)
Proceeds from sale of property and equipment	-	-	11	123
Purchase of marketable securities	(77,962)	(36,595)	(4,971)	(649,074)
Proceeds from sales of marketable securities	28,905	-	998	114,839
Proceeds from maturities of marketable securities	46,553	15,009	6,700	508,330
Net cash (used in) provided by investing activities	(3,654)	(21,810)	2,657	(39,522)
Cash flows from financing activities:				
Issuance of common stock, net of issuance costs	56,599	72,513	1,351	436,192
Exercise of stock options and stock purchase rights	5,884	1,744	41	17,289
Proceeds from related party notes payable	-	-	6,400	6,400
Proceeds from note payable	-	-	-	3,000
Issuance of convertible preferred stock, net of issuance costs	-	-	-	20,514
Payments under capital lease obligations	-	-	-	(3,881)
Repayment of notes payable	-	(314)	-	(314)
Net cash provided by financing activities	62,483	73,943	7,792	479,200
Increase in cash and cash equivalents	36,558	36,665	2,274	87,757
Cash and cash equivalents at beginning of period	51,199	14,534	12,260	-
Cash and cash equivalents at end of period	$ 87,757	$ 51,199	$ 14,534	$ 87,757
Supplemental disclosures of cash flow information:				
Interest paid	$ -	$ 91	$ -	$ 1,360
Supplemental disclosure of non-cash investing and financing activities:				
Accrued stock issuance costs	559	-	-	559
Receivable for stock option exercises	389	-	-	389
Settlement of related party notes payable by issuance of common stock	-	6,086	-	6,086
Property and equipment acquired under capital lease obligations	-	-	-	3,881
Warrants issued	-	-	-	49
Conversion of notes payable and accrued interest into convertible preferred stock	-	-	-	3,051

The accompanying notes are an integral part of these consolidated financial statements.

PHARMACYCLICS, INC.
(a development stage enterprise)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

For the period from inception (April 19, 1991) through June 30, 2011
(in thousands, except share and per share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Deficit Accumulated During Development Stage	Total
	Shares	Amount	Shares	Amount				
Issuance of common stock for cash at $0.02 per share	-	$ -	400,000	$ -	$ 6	$ -	$ -	$ 6
Balance at June 30, 1991	-	-	400,000	-	6	-	-	6
Issuance of common stock for cash at an average price of $0.02 per share	-	-	97,111	-	2	-	-	2
Issuance of convertible preferred stock for cash, net of issuance coasts, at an average price of $1.32 per share	2,040,784	-	-	-	2,667	-	-	2,667
Net loss	-	-	-	-	-	-	(523)	(523)
Balance at June 30, 1992	2,040,784	-	497,111	-	2,675	-	(523)	2,152
Issuance of common stock for cash at an average price of $0.06 per share	-	-	49,000	-	3	-	-	3
Issuance of convertible preferred stock for cash, net of issuance costs, at $4.88 per share	1,580,095	-	-	-	7,674	-	-	7,674
Net loss	-	-	-	-	-	-	(3,580)	(3,580)
Balance at June 30, 1993	3,620,879	-	546,111	-	10,352	-	(4,103)	6,249
Issuance of common stock upon exercise of stock options at an average price of $0.12 per share	-	-	324,188	-	38	-	-	38
Issuance of convertible preferred stock for cash, net of issuance costs, at an average price of $8.63 per share	886,960	-	-	-	7,623	-	-	7,623
Net loss	-	-	-	-	-	-	(5,141)	(5,141)
Balance at June 30, 1994	4,507,839	-	870,299	-	18,013	-	(9,244)	8,769
Issuance of common stock upon exercise of stock options at an average price of $0.24 per share	-	-	38,403	-	9	-	-	9
Issuance of warrants	-	-	-	-	49	-	-	49
Net loss	-	-	-	-	-	-	(10,479)	(10,479)
Balance at June 30, 1995	4,507,839	-	908,702	-	18,071	-	(19,723)	(1,652)

The accompanying notes are an integral part of these financial statements

PHARMACYCLICS, INC.
(a development stage enterprise)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (Continued)
For the period from inception (April 19, 1991) through June 30, 2011
(in thousands, except share and per share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Deficit Accumulated During Development Stage	Total
	Shares	Amount	Shares	Amount				
Issuance of convertible preferred stock for notes payable and accrued interest at an average of $8.63 per share	353,483	-	-	-	3,051	-	-	3,051
Issuance of convertible preferred stock for cash, net of issuance costs, at an average price of $8.63 per share	295,649	-	-	-	2,550	-	-	2,550
Issuance of common stock upon initial public offering, net of issuance costs, for cash at $12 per share	-	-	2,383,450	1	26,042	-	-	26,043
Conversion of convertible preferred stock into common stock	(5,156,971)	-	5,156,971	-	-	-	-	-
Issuance of common stock upon exercise of stock options at an average exercise price of $1.33 per share	-	-	91,922	-	122	-	-	122
Issuance of common stock upon exercise of purchase rights at an exercise price of $10.20 per share	-	-	8,379	-	86	-	-	86
Share-based compensation expense	-	-	-	-	26	-	-	26
Net loss	-	-	-	-	-	-	(8,235)	(8,235)
Balance at June 30, 1996	-	-	8,549,424	1	49,948	-	(27,958)	21,991
Issuance of common stock, net of issuance costs, for cash at an average price of $16.93 per share	-	-	1,442,190	-	24,420	-	-	24,420
Issuance of common stock upon exercise of stock options at an average price of $2.74 per share	-	-	96,283	-	264	-	-	264
Issuance of common stock upon exercise of purchase rights at an exercise price of $10.51 per share	-	-	14,557	-	153	-	-	153
Share-based compensation expense	-	-	-	-	126	-	-	126
Net loss	-	-	-	-	-	-	(10,258)	(10,258)
Balance at June 30, 1997	-	-	10,102,454	1	74,911	-	(38,216)	36,696

The accompanying notes are an integral part of these financial statements

PHARMACYCLICS, INC.
(a development stage enterprise)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (Continued)

For the period from inception (April 19, 1991) through June 30, 2011
(in thousands, except share and per share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Deficit Accumulated During Development Stage	Total
	Shares	Amount	Shares	Amount				
Issuance of common stock, net of issuance costs, for cash of $21.75 per share	-	-	2,012,500	-	40,796	-	-	40,796
Issuance of common stock upon exercise of stock options at an average price of $6.57 per share	-	-	88,933	-	584	-	-	584
Issuance of common stock upon exercise of purchase rights at an exercise price of $14.36 per share	-	-	10,372	-	149	-	-	149
Issuance of common stock upon exercise of warrants	-	-	80,033	-	-	-	-	-
Share-based compensation expense	-	-	-	-	91	-	-	91
Net loss	-	-	-	-	-	-	(9,675)	(9,675)
Balance at June 30, 1998	-	-	12,294,292	1	116,531	-	(47,891)	68,641
Issuance of common stock upon exercise of stock options at an average price of $5.10 per share	-	-	75,275	-	384	-	-	384
Issuance of commons stock upon exercise of purchase rights at an exercise price of $12.77 per share	-	-	13,643	-	174	-	-	174
Issuance of common stock upon exercise of warrants	-	-	45,661	-	-	-	-	-
Share-based compensation expense	-	-	-	-	89	-	-	89
Change in unrealized gain(loss) on marketable securities	-	-	-	-	-	(85)	-	(85)
Net loss	-	-	-	-	-	-	(19,246)	(19,246)
Total comprehensive loss								(19,331)
Balance at June 30, 1999	-	-	12,428,871	1	117,178	(85)	(67,137)	49,957

The accompanying notes are an integral part of these financial statements

PHARMACYCLICS, INC.
(a development stage enterprise)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (Continued)

For the period from inception (April 19, 1991) through June 30, 2011
(in thousands, except share and per share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Deficit Accumulated During Development Stage	Total
	Shares	Amount	Shares	Amount				
Issuance of common stock upon exercise of stock options at an average price of $13.88 per share	-	-	102,372	-	1,421	-	-	1,421
Issuance of common stock upon exercise of purchase rights at an exercise price of $25.62 per share	-	-	11,213	-	287	-	-	287
Issuance of common stock, net of issuance costs, for cash at an average price of $44.36 per share	-	-	3,465,000	1	153,711	-	-	153,712
Share-based compensation expense	-	-	-	-	88	-	-	88
Change in net unrealized gain (loss) on marketable securities	-	-	-	-	-	(421)	-	(421)
Net loss	-	-	-	-	-	-	(23,630)	(23,630)
Total comprehensive loss								(24,051)
Balance at June 30, 2000	-	-	16,007,456	2	272,685	(506)	(90,767)	181,414
Issuance of common stock upon exercise of stock options at an average price of $16.17 per share	-	-	93,528	-	1,512	-	-	1,512
Issuance of common stock upon exercise of purchase rights at an exercise price of $27.89 per share	-	-	15,386	-	429	-	-	429
Share-based compensation expense	-	-	-	-	326	-	-	326
Change in unrealized gain (loss) on marketable securities	-	-	-	-	-	1,599	-	1,599
Net loss	-	-	-	-	-	-	(30,925)	(30,925)
Total comprehensive loss								(29,326)
Balance at June 30, 2001	-	-	16,116,370	2	274,952	1,093	(121,692)	154,355
Issuance of common stock upon exercise of stock options at an average price of $13.93 per share	-	-	13,257	-	183	-	-	183
Issuance of common stock upon exercise of purchase rights at an exercise price of $8.32 per share	-	-	58,169	-	484	-	-	484
Share-based compensation expense	-	-	-	-	91	-	-	91
Change in unrealized gain (loss) on marketable securities	-	-	-	-	-	(930)	-	(930)
Net loss	-	-	-	-	-	-	(36,575)	(36,575)
Total comprehensive loss								(37,505)
Balance at June 30, 2002	-	-	16,187,796	2	275,710	163	(158,267)	117,608

The accompanying notes are an integral part of these financial statements

PHARMACYCLICS, INC.
(a development stage enterprise)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (Continued)

For the period from inception (April 19, 1991) through June 30, 2011
(in thousands, except share and per share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Deficit Accumulated During Development Stage	Total
	Shares	Amount	Shares	Amount				
Issuance of common stock upon exercise of stock options at an average price of $1.03 per share	-	-	3,397	-	3	-	-	3
Issuance of common stock upon exercise of purchase rights at an exercise price of $2.64 per share	-	-	38,908	-	103	-	-	103
Share-based compensation expense	-	-	-	-	13	-	-	13
Change in unrealized gain (loss) on marketable securities	-	-	-	-	-	(19)	-	(19)
Net loss	-	-	-	-	-	-	(28,298)	(28,298)
Total comprehensive loss								(28,317)
Balance at June 30, 2003	-	-	16,230,101	2	275,829	144	(186,565)	89,410
Issuance of common stock, net of issuance costs, for cash at an average price of $13.00 per share	-	-	3,200,000	-	39,350	-	-	39,350
Issuance of common stock upon exercise of stock options at an average price of $4.91 per share	-	-	181,136	-	889	-	-	889
Issuance of common stock upon exercise of purchase rights at an exercise price of $4.90 per share	-	-	36,680	-	180	-	-	180
Share-based compensation expense	-	-	-	-	18	-	-	18
Change in unrealized gain (loss) on marketable securities	-	-	-	-	-	(394)	-	(394)
Net loss	-	-	-	-	-	-	(29,165)	(29,165)
Total comprehensive loss								(29,559)
Balance at June 30, 2004	-	-	19,647,917	2	316,266	(250)	(215,730)	100,288

The accompanying notes are an integral part of these financial statements

PHARMACYCLICS, INC.
(a development stage enterprise)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (Continued)

For the period from inception (April 19, 1991) through June 30, 2011
(in thousands, except share and per share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Deficit Accumulated During Development Stage	Total
	Shares	Amount	Shares	Amount				
Issuance of common stock upon exercise of stock options at an average price of $4.46 per share	-	-	61,014	-	272	-	-	272
Issuance of common stock upon exercise of purchase rights at an exercise price of $5.24 per share	-	-	90,704	-	476	-	-	476
Share-based compensation expense	-	-	-	-	49	-	-	49
Change in unrealized gain (loss) on marketable securities	-	-	-	-	-	(43)	-	(43)
Net loss	-	-	-	-	-	-	(31,048)	(31,048)
Total comprehensive loss								(31,091)
Balance at June 30, 2005	-	-	19,799,635	2	317,063	(293)	(246,778)	69,994
Issuance of common stock upon exercise of stock options and purchase rights at an average price of $3.80 per share	-	-	147,059	-	559	-	-	559
Issuance of common stock for purchase of Celera assets	-	-	1,000,000	-	4,500	-	-	4,500
Share-based compensation expense	-	-	-	-	6,264	-	-	6,264
Change in unrealized gain (loss) on marketable securities	-	-	-	-	-	161	-	161
Net loss	-	-	-	-	-	-	(42,158)	(42,158)
Total comprehensive loss								(41,997)
Balance at June 30, 2006	-	-	20,946,694	2	328,386	(132)	(288,936)	39,320

The accompanying notes are an integral part of these financial statements.

PHARMACYCLICS, INC.
(a development stage enterprise)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (Continued)

For the period from inception (April 19, 1991) through June 30, 2011
(in thousands, except share and per share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Deficit Accumulated During Development Stage	Total
	Shares	Amount	Shares	Amount				
Issuance of common stock, net of issuance costs, for cash at $4.75 per share	-	-	4,830,000	1	21,296	-	-	21,297
Issuance of common stock upon exercise of stock options and purchase rights at an average price of $4.16 per share	-	-	191,495	-	796	-	-	796
Share-based compensation expense	-	-	-	-	3,082	-	-	3,082
Change in unrealized gain (loss) on marketable securities	-	-	-	-	-	123	-	123
Net loss	-	-	-	-	-	-	(26,217)	(26,217)
Total comprehensive loss								(26,094)
Balance at June 30, 2007	-	-	25,968,189	3	353,560	(9)	(315,153)	38,401
Issuance of common stock upon exercise of stock options and purchase rights at an average price of $1.34 per share	-	-	47,200	-	63	-	-	63
Share-based compensation expense	-	-	-	-	2,260	-	-	2,260
Change in unrealized gain (loss) on marketable securities	-	-	-	-	-	19	-	19
Net loss	-	-	-	-	-	-	(24,298)	(24,298)
Total comprehensive loss								(24,279)
Balance at June 30, 2008	-	-	26,015,389	3	355,883	10	(339,451)	16,445
Issuance of common stock, net of issuance costs, for cash at $0.93 per share	-	-	1,470,204	-	1,351	-	-	1,351
Issuance of common stock in exchange for services provided	-	-	15,000	-	15	-	-	15
Issuance of common stock upon exercise of stock options and purchase rights at an average price of $1.04 per share	-	-	38,785	-	41	-	-	41
Discount on note payable to related party	-	-	-	-	570	-	-	570
Share-based compensation expense	-	-	-	-	3,293	-	-	3,293
Change in unrealized gain (loss) on marketable securities	-	-	-	-	-	(9)	-	(9)
Net loss	-	-	-	-	-	-	(23,447)	(23,447)
Total comprehensive loss								(23,456)
Balance at June 30, 2009	-	-	27,539,378	3	361,153	1	(362,898)	(1,741)

The accompanying notes are an integral part of these financial statements.

PHARMACYCLICS, INC.
(a development stage enterprise)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (Continued)

For the period from inception (April 19, 1991) through June 30, 2011
(in thousands, except share and per share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Deficit Accumulated During Development Stage	Total
	Shares	Amount	Shares	Amount				
Issuance of common stock in a rights offering at $1.28 per share for cash and settlement of related party note in the amount of $6,100, net of issuance costs	-	-	22,500,000	2	27,804	-	-	27,806
Issuance of common stock in a registered direct offering for cash at $6.51 per share, net of issuance costs	-	-	8,054,968	1	50,792	-	-	50,793
Issuance of common stock upon exercise of stock options and purchase rights at an average price of $1.58 per share	-	-	1,105,060	-	1,744	-	-	1,744
Share-based compensation expense	-	-	-	-	3,190	-	-	3,190
Change in unrealized gain (loss) on marketable securities	-	-	-	-	-	(7)	-	(7)
Net loss	-	-	-	-	-	-	(15,024)	(15,024)
Total comprehensive loss								(15,031)
Balance at June 30, 2010	-	-	59,199,406	6	444,683	(6)	(377,922)	66,761
Issuance of common stock in a registered direct offering for cash at $8.85 per share, net of issuance costs	-	-	6,448,829	1	56,039	-	-	56,040
Issuance of common stock upon exercise of stock options and purchase rights at an average price of $2.77 per share	-	-	2,267,630	-	6,273	-	-	6,273
Share-based compensation expense	-	-	-	-	7,818	-	-	7,818
Change in unrealized gain (loss) on marketable securities	-	-	-	-	-	(15)	-	(15)
Net loss	-	-	-	-	-	-	(35,203)	(35,203)
Total comprehensive loss								(35,218)
Balance at June 30, 2011	-	$ -	67,915,865	$ 7	$ 514,813	$ (21)	$ (413,125)	$ 101,674

The accompanying notes are an integral part of these financial statements.

PHARMACYCLICS, INC.
(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — The Company and Significant Accounting Policies:

Description of the Company

We are a clinical-stage biopharmaceutical company and operate in one reportable segment which is focused on discovering and developing innovative small-molecule drugs for the treatment of cancer and immune-mediated diseases. Our mission and goal is to build a viable biopharmaceutical company that commercializes novel therapies intended to improve quality of life, increase duration of life and resolve serious unmet medical healthcare needs. We identify promising product candidates using our scientific development expertise, develop our products in a rapid, cost-efficient manner and pursue commercialization and/or development partners when and where appropriate.

To date, substantially all of our resources have been dedicated to the research and development of our products, and we have not generated any commercial revenues from the sale of our products. We do not anticipate the generation of any product commercial revenues until we receive the necessary regulatory and marketing approvals to launch one of our products.

We have incurred significant operating losses since our inception in 1991, and as of June 30, 2011, had an accumulated deficit of $413,125,000. Based upon the current status of our product development and plans, we believe that our existing cash, cash equivalents and marketable securities, will be adequate to satisfy our capital needs through at least the next twelve months. We expect research and development expenses, as a result of on-going and future clinical trials, to consume a large portion of our existing cash resources. Changes in our research and development plans or other changes affecting our operating expenses may affect actual future consumption of existing cash resources as well. In any event, we will need to raise substantial additional capital to fund our operations in the future. Our actual capital requirements will depend on many factors, including the following:

- our ability to establish and the scope of any new partnership collaborations;
- the progress and success of preclinical studies and clinical trials of our product candidates; and
- the costs and timing of obtaining regulatory approvals.

Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. The factors described above will impact our future capital requirements and the adequacy of our available funds. If we are required to raise additional funds, we cannot be certain that such additional funding will be available on terms attractive to us, or at all. Furthermore, any additional equity financing may be highly dilutive, or otherwise disadvantageous, to existing stockholders and debt financing, if available, may involve restrictive covenants. Collaborative arrangements, if necessary to raise additional funds, may require us to relinquish rights to certain of our technologies, products or marketing territories. Our failure to raise capital when needed and on acceptable terms, would require us to reduce our operating expenses and would limit our ability to respond to competitive pressures or unanticipated requirements, to develop our product candidates, and to continue operations, any of which would have a material adverse effect on our business, financial condition and results of operations.

Basis of presentation

The accompanying consolidated financial statements include the accounts of Pharmacyclics, Inc. and our wholly-owned subsidiary, Pharmacyclics (Europe) Limited. There has been no significant financial activity to date related to the subsidiary. All intercompany accounts and transactions have been eliminated. The U.S. dollar is our functional currency for all of our consolidated operations.

Reclassification

Certain immaterial prior year amounts have been reclassified to conform to current year presentation in the Consolidated Statements of Cash Flows.

Management's use of estimates and assumptions

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Basic and diluted net loss per share

Basic and diluted net loss per share are computed by dividing our net loss for the period by the weighted average number of shares of common stock outstanding during the period. The calculation of diluted net loss per share excludes potential common stock because their effect is antidilutive. Potential common shares consist of shares issuable upon the exercise of stock options (using the treasury stock method). Options to purchase 6,858,198, 8,395,394 and 8,452,899 shares of common stock were outstanding at June 30, 2011, 2010 and 2009, respectively, but have been excluded from the computation of diluted net loss per share because their effect was anti-dilutive.

Cash and cash equivalents

All highly liquid investments purchased with an original maturity date of three months or less that are readily convertible into cash and have insignificant interest rate risk are considered to be cash equivalents.

Marketable securities and fair value measurements

Our marketable securities are classified as "available-for-sale". We include these investments in current assets and carry them at fair value. Unrealized gains and losses on available-for-sale securities are included in accumulated other comprehensive income (loss). The amortized cost of debt securities is adjusted for the amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Gains and losses on securities sold are recorded based on the specific identification method and are included in interest expense and other income (expense), net in the statement of operations.

Management assesses whether declines in the fair value of marketable securities are other than temporary. If the decline is judged to be other than temporary, the cost basis of the individual security is written down to fair value and the amount of the write down is included in the statement of operations. In determining whether a decline is other than temporary, management considers various factors including the length of time and the extent to which the market value has been less than cost, the financial condition and near-term prospects of the issuer and our intent and ability to retain our investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value. To date we have not recorded any impairment charges on marketable securities related to other-than-temporary declines in market value.

The fair value of our financial assets and liabilities is determined by using three levels of input which are defined as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. In markets with infrequent transactions, we primarily utilize broker quotes for valuation of these securities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

We utilize the market approach to measure fair value for our financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Restricted investments

Under our lease agreement, we are required to maintain a $290,000 letter of credit as security for performance under the lease. The letter of credit is secured by a $290,000 certificate of deposit which is included in other assets at June 30, 2011 and 2010.

Concentration of credit risk and other risks and uncertainties

Financial instruments that potentially subject us to credit risk consist principally of cash, cash equivalents, marketable securities and accounts receivable. We place our cash and cash equivalents with high-credit quality financial institutions and invest in debt instruments of financial institutions, corporations and government entities with strong credit ratings. Our management believes it has established guidelines relative to credit quality, diversification and maturities that maintain safety and liquidity. Accounts receivable at June 30, 2011 and 2010 represent amounts due from Servier associated with reimbursement of certain costs.

Our products require approvals from the United States Food and Drug Administration (the "FDA") and international regulatory agencies prior to commercial sales. There can be no assurance that our future products will receive required approvals. If we were denied such approvals or such approvals were delayed, it could have a materially adverse impact on us and the execution of our business strategy.

We have expended and will continue to expend substantial funds to complete the research, development and clinical testing of our products. We also will be required to expend additional funds to establish commercial-scale manufacturing arrangements and to provide for the marketing and distribution of our products. Specifically, we will require additional funds to commercialize our products. We are unable to entirely fund these efforts with our current financial resources.

Additional funds may not be available on acceptable terms, if at all. If adequate funds are unavailable on a timely basis from operations or additional sources of financing, we may have to delay, reduce the scope of or eliminate one or more of our research or development programs which would materially and adversely affect our business, financial condition and operations.

Property and equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the shorter of the estimated useful lives of the assets, generally three to five years, or the lease term of the respective assets, if applicable. Amortization of leasehold improvements is computed using the straight-line method over the shorter of their estimated useful lives or lease terms.

Long-lived assets

Management reviews the carrying values of its long-lived assets for possible impairment whenever events or changes in business conditions indicate that the carrying amount of the assets may not be recoverable. Management evaluates impairment on the basis of undiscounted future cash flows from operations before interest relating to such assets for the remaining useful life of the assets. If present, impairment is measured based on the difference between fair value and the net book value of the related assets. No significant impairment losses have been recorded to date with respect to our long-lived assets, which consist primarily of property and equipment and leasehold improvements.

Revenue recognition

We recognize revenue when all four revenue recognition criteria have been met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the fee is fixed or determinable; and collectability is reasonably assured. Revenue under our license and collaboration arrangements is recognized based on the performance requirements of the contract. Amounts received under such arrangements consist of up-front collaboration payments, periodic milestone payments and payments for research activities. Our collaborations prior to July 1, 2010 with multiple elements were evaluated and divided into separate units of accounting if certain criteria were met, including whether the delivered element had stand-alone value and whether there was verifiable objective and reliable evidence (VSOE) of the fair value of the undelivered items. The consideration we received was combined and recognized as a single unit of accounting when criteria for separation were not met. Future collaborations with multiple elements will follow the separation criteria in Accounting Standards Update 2009-13 *Revenue Arrangements with Multiple Deliverables.* Revenue will be allocated to each element using a selling price hierarchy, where the selling price for an element is based on VSOE if available; third-party evidence (TPE), if available and VSOE is not available; or the best estimate of selling price, if neither VSOE nor TPE is available.

Up-front payments under agreements which include future performance requirements are recorded as deferred revenue and are recognized over the performance period. The performance period is estimated at the inception of the arrangement and is reevaluated at each reporting period. The reevaluation of the performance period may shorten or lengthen the period during which the deferred revenue is recognized. Revenues related to substantive, at-risk collaboration milestones are recognized upon achievement of the event specified in the underlying agreement. Revenues for research activities are recognized as the related research efforts are performed.

Research and development

Research and development expenses include personnel and facility-related expenses, outside contracted services including clinical trial costs, manufacturing and process development costs, research costs and other consulting services. Research and development costs are expensed as incurred.

Clinical development costs are a significant component of research and development expenses. We have a history of contracting with third parties that perform various clinical trial activities on our behalf in the ongoing development of our product candidates. The financial terms of these contracts are subject to negotiations and may vary from contract to contract and may result in uneven payment flow. We accrue and expense costs for clinical trial activities performed by third parties based upon estimates of the percentage of work completed over the life of the individual study in accordance with agreements established with contract research organizations and clinical trial sites. We determine our estimates through discussions with internal clinical personnel and outside service providers to the progress or stage of completion of trials or services and the agreed upon fee to be paid for such services.

We have purchased quantities of drug substances that are expected to be used in the future to support our clinical development. Until the commercial viability of such products has been demonstrated and the necessary regulatory approvals received, we will continue to charge all such amounts to research and development expense.

Income taxes

We provide for income taxes using the asset and liability method. This method requires that deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the tax bases of assets and liabilities and their financial statement reported amounts. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Contingencies

We are not currently subject to any material legal proceedings. We may from time to time, however, become party to various legal proceedings arising in the ordinary course of business.

Fair value of financial instruments

The carrying value of our financial instruments including cash and cash equivalents, marketable securities, accounts payable and accrued liabilities, approximate fair value due to their short maturities.

Accounting for share-based compensation

Share-based compensation cost for employee stock options is measured at the grant date based on the fair value of the award. The accounting grant date for employee stock options with performance obligations is the date on which the performance goals have been defined and a mutual understanding of the terms has been reached. Generally options with performance obligations vest over a four year period, with the goals set and agreed upon annually. Share-based compensation for non-employee stock options is re-estimated at each period-end through the vesting date.

The fair value of each stock option is estimated using the Black Scholes option-pricing model. Expected volatility is based on historical volatility data of our stock. The expected term of stock options granted is based on historical data and represents the period of time that stock options are expected to be outstanding. The expected term for each of our employee options, non-employee options and our Employee Stock Purchase Plan is calculated for and applied to one group of grants as we do not expect substantially different exercise or post-vesting termination behavior among our employee or non-employee population. The risk-free interest rate is based on a zero-coupon United States Treasury bond whose maturity period equals the expected term of the our options.

Options vest upon the passage of time or a combination of time and the achievement of certain performance obligations. The Compensation Committee of the Board of Directors will determine if the performance conditions have been met. Share-based compensation expense for the options with performance obligations is recorded when the company believes that the vesting of these options is probable.

Recent Accounting Pronouncements

In April 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2010-17, Revenue Recognition – Milestone Method, which provides guidance on determining whether a milestone is substantive including the criteria that must be met for a milestone to be considered a substantive milestone and the recognition of consideration received upon achievement of a substantive milestone. ASU No. 2010-17 was effective for fiscal years, and interim periods within those fiscal years, beginning on or after June 15, 2010. We adopted this ASU on July 1, 2010 with no impact on our financial statements.

In October 2009, the FASB issued authoritative guidance that modifies the accounting for multiple element revenue arrangements. This guidance requires an entity to allocate revenue to each unit of accounting in multiple deliverable arrangements based on the relative selling price of each deliverable. It also changes the level of evidence of stand-alone selling prices required to separate deliverables by requiring an entity to make its best estimate of the stand-alone selling price of the deliverables when more objective evidence of selling price is not available. This guidance was effective for fiscal years beginning after June 15, 2010. We adopted this guidance on July 1, 2010 with no impact on our financial statements.

In June 2011, the FASB issued ASU No. 2011-05, Presentation of Comprehensive Income, which eliminates the presentation options currently in Accounting Standards Codification ("ASC") Topic 220 and requires the presentation of other comprehensive income in either a continuous statement of comprehensive income or in two separate but consecutive statements. ASU No. 2011-05 is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2011 and requires retrospective application. As this accounting standard only requires enhanced disclosure, the adoption of this standard will not impact our financial position or results of operations.

Note 2 — Agreements:

Collaboration and License Agreement with Les Laboratoires Servier. In April 2009, we entered into a collaboration and license agreement with Les Laboratoires Servier ("Servier") to research, develop and commercialize PCI-24781, an orally active, novel, small molecule inhibitor of pan-HDAC enzymes. Under the terms of the agreement, Servier acquired the exclusive right to develop and commercialize the pan-HDAC inhibitor product worldwide except for the United States and will pay a royalty to us on sales outside of the United States. Servier is solely responsible for conducting and paying for all development activities outside the United States. We will continue to own all rights within the United States.

In May 2009, we received an upfront payment of $11,000,000 ($10,450,000 net of withholding taxes) from Servier and we received an additional $4,000,000 for research collaboration paid over a twenty-four month period through April 2011.

Our collaboration agreement with Servier is accounted for in accordance with accounting rules governing "Revenue Arrangements with Multiple Deliverables." The non-refundable upfront payment was deferred upon receipt and recognized on a straight-line basis over the two-year period ending on the anticipated date of completion of the research activities associated with the Research Program, which we believe represents the conclusion of all significant obligations on our part.

Under the terms of the agreement, four company representatives are required to participate on a Joint Research and Development Committee ("JRDC"). The JRDC's only responsibilities are to:

- Meet at least twice a year during the agreement term,
- Oversee the Research Program, Research Plan (as defined) and Development Plan (as defined),
- Oversee the registration and commercialization of licensed products, and
- Maintain a list of Option Compounds (as defined) existing prior to and identified during the Research Term.

We believe that our involvement in the JRDC over the term required to complete the research activities associated with the Research Program represents a substantive performance obligation or "deliverable." However, following completion of such research activities, participation on the JRDC represents only a right and a governance role, rather than a substantive performance obligation.

The deliverables under the collaboration did not meet criteria in the accounting rules for separation (e.g., no separately identifiable fair value). Therefore, the arrangement has been treated as a single unit-of-accounting for purposes of revenue recognition. We recognized the combined unit of accounting over the estimated period required to complete the research activities under the collaboration (two years), which coincides with the delivery period for all substantive obligations or "deliverables" associated with the collaboration.

The collaboration and license agreement required us to enter into an agreement to supply drug product for Servier's use in clinical trials. During the quarter ending December 31, 2009, the supply agreement, which is considered part of the arrangement, was completed and executed. Prior to the execution of the supply agreement, we did not meet the "evidence of an arrangement" criterion required for revenue recognition and therefore had deferred revenue recognition until the execution of the supply agreement. Accordingly upon the execution of the drug supply agreement with Servier, we began recognizing revenue from our collaboration and license agreement. Total revenue recognized in the year ended June 30, 2010 was $9,307,000, of which $1,211,000 represents the pro-rata portion of revenue attributable to the period from April 2009 (i.e., the signing of the collaboration agreement) to June 30, 2009, had the supply agreement been completed in April 2009. The remaining revenue associated with the initial $11,000,000 upfront payment and the $4,000,000 research collaboration payments was recognized in the year ended June 30, 2011. Of the $8,228,000 recognized from the Servier agreement for the year ended June 30, 2011, $4,355,000 represents amortization of the $11,000,000 upfront payment and the remainder represents the pro-rata completion of services associated with research payments, our supply commitment and reimbursement of patent expenses.

We also received a $7,000,000 advance development milestone payment in April 2011 which will be recognized as revenue when the related milestone has been reached and we could receive additional payments up to approximately $17,500,000 upon the achievement of certain future development and regulatory milestones, as well as royalty payments.

Celera Corporation. In April 2006, we acquired multiple small molecule drug candidates for the treatment of cancer and other diseases from Celera Genomics, an Applera Corporation business (now Celera Corporation – a subsidiary of Quest Diagnostics Incorporated). Under the terms of the agreement, we acquired Celera technology and intellectual property relating to drugs that target histone deacetylase (HDAC) enzymes, selective HDAC enzymes, a Factor VIIa inhibitor targeting a tumor signaling pathway involved in angiogenesis, tumor growth and metastases, and B-cell associated tyrosine kinase inhibitors potentially useful for the treatment of lymphomas and autoimmune diseases. At the date of acquisition, the HDAC drug candidate was in a Phase I clinical trial and the other drug candidates were in pre-clinical development.

Future milestone payments to Celera under the agreement, as amended, could total as much as approximately $97,000,000, although we currently cannot predict if or when any of the milestones will be achieved. Approximately two-thirds of the milestone payments relate to our HDAC Inhibitor program and approximately one-third relates to our Factor VIIa program. Approximately 90% of the potential future milestone payments would be paid to Celera after obtaining regulatory approval in various countries. There are no milestone payments related to our Btk program. In addition to the milestone payments, Celera will be entitled to royalty payments based on annual sales of drugs commercialized from our HDAC Inhibitor, Factor VIIa and certain Btk Inhibitor programs.

In 2009 we paid Celera $1,000,000 in connection with an amendment to the agreement which changed the timeline of certain payments to Celera and also changed our obligation to pay royalties under certain conditions. The amount was recorded as research and development expense in 2009, as the technology rights were being utilized in research and development and it was not clear that an alternative future use existed for such technology.

University of Texas License. We have entered into a license agreement with the University of Texas in 1991 under which we received the exclusive worldwide rights to develop and commercialize porphyrins, expanded porphyrins (e.g. Motexafin Gadolinium) and other porphyrin-like substances covered by their patents. In consideration for the license we paid a total of $300,000 and we are obligated to pay royalties based on net sales of products that utilize the licensed technology.

Note 3 — Cash, Cash Equivalents and Marketable Securities

The following table sets forth our cash and cash equivalents at June 30, 2011 and 2010 (in thousands):

	June 30, 2011	June 30, 2010
Cash – demand deposits	$ 60,778	$ 767
Cash equivalents – money market funds	26,979	50,432
Total cash and cash equivalents	$ 87,757	$ 51,199

The following is a summary of our available-for-sale securities at June 30, 2011 and 2010 (in thousands):

As of June 30, 2011	Cost Basis	Unrealized Gain	Unrealized Loss	Estimated Fair Value
Money market funds	$ 26,979	$ -	$ -	$ 26,979
Government agency securities	16,014	11	-	16,025
US agency securities – FDIC insured	8,579	-	(32)	8,547
	51,572	11	(32)	51,551
Less cash equivalents	(26,979)	-	-	(26,979)
Total marketable securities	$ 24,593	$ 11	$ (32)	$ 24,572

As of June 30, 2010	Cost Basis	Unrealized Gain	Unrealized Loss	Estimated Fair Value
Money market funds	$ 50,432	$ -	$ -	$ 50,432
Corporate bonds	8,019	-	(16)	8,003
Government agency securities	14,937	10	-	14,947
	73,388	10	(16)	73,382
Less cash equivalents	(50,432)	-	-	(50,432)
Total marketable securities	$ 22,956	$ 10	$ (16)	$ 22,950

To date we have not recorded any impairment charges on marketable securities related to other-than-temporary declines in market value. In determining whether a decline is other than temporary, we consider various factors including the length of time and extent to which the market value has been less than cost, the financial condition and near-term prospects of the issuer and our intent and ability to retain our investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value.

Gross realized losses and gains on the sale of available-for-sale securities during the years ended June 30, 2011, 2010 and 2009, were not material.

At June 30, 2011, our marketable securities had the following remaining contractual maturities (in thousands):

	Amortized Cost	Estimated Fair Value
Less than one year	$ 24,593	$ 24,572

The following table sets forth the basis of fair value measurements for our available-for-sale securities as of June 30, 2011 and 2010 (in thousands):

	Estimated Fair Value as of June 30, 2011	Basis of Fair Value Measurements		
		Level 1	Level 2	Level 3
Money market funds	$ 26,979	$ 26,979	$ -	$ -
Government agency securities	16,025	-	16,025	-
US agency securities – FDIC Insured	8,547	-	8,547	-
Total cash equivalents and marketable securities	$ 51,551	$ 26,979	$ 24,572	$ -

	Estimated Fair Value as of June 30, 2010	Basis of Fair Value Measurements		
		Level 1	Level 2	Level 3
Money market funds	$ 50,432	$ 50,432	$ -	$ -
Corporate bonds	8,003	-	8,003	-
Government agency securities	14,947	-	14,947	-
Total cash equivalents and marketable securities	$ 73,382	$ 50,432	$ 22,950	$ -

We had no other assets or liabilities required to be measured and recorded at fair value at June 30, 2011 or 2010. Additionally, there were no transfers between levels of the fair value hierarchy during the years ended June 30, 2011, 2010 or 2009.

Note 4 — Balance Sheet Components:

Property and equipment consists of the following (in thousands):

	June 30,	
	2011	2010
Equipment	$ 7,024	$ 6,462
Leasehold improvements	2,862	2,576
Furniture and fixtures	317	200
	10,203	9,238
Less accumulated depreciation and amortization	(8,891)	(8,779)
	$ 1,312	$ 459

Accrued liabilities consist of the following (in thousands):

	June 30, 2011	June 30, 2010
Employee compensation	$ 1,491	$ 1,051
Other	93	3
	$ 1,584	$ 1,054

Accounts payable consists of the following (in thousands):

	June 30, 2011	June 30, 2010
Payable for clinical trial expenses	$ 1,421	$ 542
Other accounts payable	4,263	2,314
	$ 5,684	$ 2,856

Note 5 – Related Party Notes Payable

In December 2008, we borrowed $5,000,000 and in March 2009, borrowed $1,400,000 from an affiliate of Robert W. Duggan, our Chairman of the Board and CEO. The loans bore interest as follows: (i) 1.36% from December 30, 2008 until March 31, 2009, (ii) the rate of interest in effect for such day as publicly announced from time to time by Citibank N.A. as its "prime rate" from April 1, 2009 until the loan was repaid.

Total interest expense related to both loans was $43,000 for the year ended June 30, 2010 and $618,000 for the year ended June 30, 2009. In accordance with the terms of the loans, both loans plus accrued interest were settled in August 2009 by the issuance of 4,754,870 shares of common stock in our rights offering and the payment of $404,000 in cash.

Note 6 — Stockholders' Equity (Deficit):

Common stock

Registered Direct Offerings

In June 2011, we sold approximately 6.4 million shares of our common stock to a group of institutional investors in a registered direct offering at $8.85 per share for net proceeds of approximately $56,039,000. In June 2010, we sold approximately 8.1 million shares to a group of institutional investors in a registered direct offering at $6.51 per share for net proceeds of approximately $50,800,000. Our Chairman and CEO, Robert W. Duggan, participated in the 2011 and 2010 offerings in the amounts of $6,000,000 and $7,000,000, respectively.

Rights Offering

On July 17, 2009, we commenced a rights offering pursuant to which holders of our common stock were entitled to purchase additional shares of our common stock at a price of $1.28 per share (the "Rights Offering").

In the Rights Offering, stockholders of record as of July 15, 2009, were issued, at no charge, one subscription right for each share of common stock then outstanding. Each right entitled the holder to purchase 0.6808 share of our common stock for $1.28 per share.

Fractional shares were not issued in the Rights Offering. The subscription rights issued pursuant to the Rights Offering expired on July 31, 2009. Stockholders who exercised their rights in full were also permitted an oversubscription right to purchase additional shares of common stock that remained unsubscribed at the expiration of the Rights Offering, subject to the availability of shares and a pro rata allocation of shares among persons exercising the oversubscription right.

As of the close of the Rights Offering on July 31, 2009, the Rights Offering was oversubscribed. The proration of available over-subscription shares was made in accordance with the Offering Prospectus. Approximately 22.5 million shares of our common stock were purchased in the Rights Offering for net proceeds (after offering costs of approximately $1,000,000 and the partial settlement of loans from an affiliate of Robert W. Duggan, our Chairman of the Board and Chief Executive Officer, of approximately $6,100,000) of approximately $21,700,000. Mr. Duggan participated in the Rights Offering for a total of $6,100,000.

Preferred stock

As amended, our Certificate of Incorporation authorizes 1,000,000 shares of preferred stock, par value $0.0001 per share. The Board of Directors is authorized to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. No preferred stock was outstanding at June 30, 2011 or June 30, 2010.

The ability of our Board of Directors to issue shares of preferred stock without stockholder approval may have certain anti-takeover effects. We are also subject to provisions of the Delaware General Corporation Law, which may make certain business combinations more difficult.

Stock plans

2004 Equity Incentive Award Plan. In December 2004, stockholders approved the 2004 Equity Incentive Award Plan (the "2004 Plan") as a replacement for both our 1995 Stock Option Plan (the "1995 Plan") and the 1995 Non-Employee Directors Stock Option Plan. At June 30, 2010, we had reserved 6,600,000 shares of our common stock for issuance under the plan. In December 2010, the stockholders approved an increase of 2,500,000 shares available for issuance under the plan. The 2004 Plan provides for the issuance of various types of equity awards, such as incentive stock options, nonqualified stock options, restricted stock, stock appreciation rights and performance shares. The exercise price of all stock options granted under the 2004 Plan may not be less than the fair market value of our common stock on the date of grant and no stock option will be exercisable more than ten years after the date it is granted. Stock options for employees and consultants typically vest over four years. Non-employee Directors receive annual, automatic, non-discretionary grants of nonqualified stock options. Each new non-employee Director receives an option to purchase 10,000 shares as of the date he or she first becomes a Director. This option grant vests in equal annual installments over five years. In addition, on the date of each annual meeting, each individual re-elected as a non-employee Director will receive an automatic option grant to purchase an additional 7,500 shares of common stock, provided such individual has served as a Director for at least six months prior to the date of grant. This option grant vests in equal monthly installments over twelve months following the date of grant.

1995 Stock Option Plan. Our 1995 Plan was adopted by the Board of Directors in August 1995. Options issued under the 1995 Plan were, at the discretion of the plan administrator, either incentive stock options or nonqualified stock options. In December 2003, the stockholders approved amendments to the 1995 Plan (i) such that the exercise price of all stock options were required to be at least equal to the fair value of our common stock on the date of grant and (ii) increased the total number of authorized shares under the plan to 5,345,724 shares of common stock. Generally, shares subject to options under the 1995 Plan vest over a four or five year period and are exercisable for a period of ten years. In December 2004, the remaining shares available for future grant under the 1995 Plan were transferred to the 2004 Plan. Additionally, if options granted under the 1995 Plan expire or otherwise terminate without being exercised, the shares of common stock reserved for such options again become available for future grant under the 2004 Plan.

The following table summarizes our stock option activity (in thousands, except per share amounts):

	Options Outstanding	
	Number of Options	Weighted Average Exercise Price per Share
Granted	480	$ 0.19
Balance at June 30, 1993	480	0.19
Exercised	(324)	0.12
Granted	167	2.22
Forfeited or expired	(8)	0.11
Balance at June 30, 1994	315	1.37
Exercised	(39)	0.24
Granted	193	3.75
Forfeited or expired	(38)	1.82
Balance as of June 30, 1995	431	2.50
Exercised	(92)	3.09
Granted	492	10.03
Forfeited or expired	(11)	6.11
Balance as of June 30, 1996	820	9.20
Exercised	(96)	2.74
Granted	569	16.69
Forfeited or expired	(31)	12.21
Balance as of June 30, 1997	1,262	11.58
Exercised	(89)	6.57
Granted	577	25.33
Forfeited or expired	(158)	15.41
Balance as of June 30, 1998	1,592	16.43
Exercised	(75)	5.10
Granted	671	19.25
Forfeited or expired	(221)	20.37
Balance as of June 30, 1999	1,967	17.38
Exercised	(103)	13.88
Granted	723	56.97
Forfeited or expired	(53)	23.38
Balance as of June 30, 2000	2,534	28.70
Exercised	(94)	16.17
Granted	947	36.80
Forfeited or expired	(114)	45.70
Balance as of June 30, 2001	3,273	29.78
Exercised	(13)	13.93
Granted	1,634	8.76
Forfeited or expired	(625)	27.83
Balance as of June 30, 2002	4,269	21.82

	Options Outstanding	
	Number of Options	Weighted Average Exercise Price per Share
Exercised	(3)	1.03
Granted	749	4.35
Forfeited or expired	(837)	25.30
Balance as of June 30, 2003	4,178	18.03
Exercised	(181)	4.91
Granted	532	9.53
Forfeited or expired	(296)	28.55
Balance as of June 30, 2004	4,233	16.78
Exercised	(61)	4.46
Granted	814	8.08
Forfeited or expired	(200)	18.19
Balance as of June 30, 2005	4,786	15.40
Exercised	(191)	7.02
Granted	1,351	4.58
Forfeited or expired	(679)	12.85
Balance as of June 30, 2006	5,267	13.26
Exercised	(133)	4.38
Granted	1,310	3.01
Forfeited or expired	(855)	13.83
Balance as of June 30, 2007	5,589	10.98
Exercised	-	-
Granted	1,555	1.05
Forfeited or expired	(1,603)	11.31
Balance as of June 30, 2008	5,541	8.10
Exercised	(4)	0.85
Granted	2,186	1.11
Forfeited or expired	(668)	10.05
Balance as of June 30, 2009	7,055	5.75
Exercised	(1,044)	1.58
Granted	2,343	5.27
Forfeited or expired	(833)	15.98
Balance as of June 30, 2010	7,521	5.05
Exercised	(1,987)	2.87
Granted	1,939	5.86
Forfeited or expired	(1,057)	12.27
Balance as of June 30, 2011	6,416	$ 4.78

The above table excludes 441,917 options which comprise the portion of performance options granted in fiscal 2010 and 2009 for which the performance criteria had not been established as of June 30, 2011.

The components of share-based compensation recognized in our statements of operations for the years ended June 30, 2011, 2010 and 2009 and since inception were as follows (in thousands):

	Year Ended June 30,			Period from Inception (April 19, 1991) through June 30,
	2011	2010	2009	2011
Research and development	$ 5,307	$ 1,998	$ 738	$ 14,019
General and administrative	2,511	1,192	2,555	12,805
Total share-based compensation	$ 7,818	$ 3,190	$ 3,293	$ 26,824

There were no capitalized share-based compensation costs at June 30, 2011 or 2010.

The fair value of each stock option is estimated using the Black Scholes option-pricing model. Expected volatility is based on historical volatility data of our stock. The expected term of stock options granted is based on historical data and represents the period of time that stock options are expected to be outstanding. The expected term for each of the types is calculated for and applied to one group of stock options as we do not expect substantially different exercise or post-vesting termination behavior among our employee population. The risk-free interest rate is based on a zero-coupon United States Treasury bond whose maturity period equals the expected term of the our options.

	Year Ended June 30,		
	2011	2010	2009
Employee stock options:			
Expected dividend yield	- %	- %	- %
Expected stock price volatility[1]	97 %	98 %	90 %
Risk free interest rate[1]	1.81 %	2.05 %	2.12 %
Expected life (years)	5.00	5.00	5.00
Non-employee stock options:			
Expected dividend yield	- %	- %	- %
Expected stock price volatility	85 - 86 %	88 - 90 %	87 - 91 %
Risk free interest rate	2.52 – 3.51 %	3.20 - 3.89 %	1.55 - 3.86 %
Expected life (years)	7.00 - 10.00	7.00 - 10.00	7.00 - 10.00

(1) Expected stock price volatility and risk free interest rate are presented on a weighted average basis

The weighted average estimated grant date fair value for employee options granted under our stock option plans during fiscal 2011, 2010 and 2009 was $5.25, $4.55 and $0.77 per share, respectively.

The total pre-tax intrinsic value of stock options exercised during the years ended June 30, 2011, 2010 and 2009 was $10,385,000, $3,990,000 and $2,000, respectively. No income tax benefits were realized in the years ended June 30, 2011, 2010 and 2009.

Shares reserved for issuance and available for grant under the 2004 Plan were 3,714,137 shares as of June 30, 2011.

As of June 30, 2011, $10,839,000 of total unrecognized compensation costs related to non vested employee options were scheduled to be recognized over a weighted average period of 2.86 years. As of June 30, 2011, unrecognized compensation cost of $2,228,000 related to non vested non-employee stock options was scheduled to be recognized over a weighted average period of 2.62 years.

A summary of outstanding, exercisable and vested stock options as of June 30, 2011 is as follows:

Range of Exercise Prices	Options Outstanding				Exercisable				Exercisable and Vested		
	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price Per Share	Aggregate Intrinsic Value	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price Per Share	Aggregate Intrinsic Value	Number of Shares	Weighted Average Exercise Price Per Share	Aggregate Intrinsic Value
$0.75 - $0.75	770,925	7.67	$ 0.75		501,675	7.67	$ 0.75		377,364	$ 0.75	
$0.81 - $0.91	923,646	6.95	0.87		823,646	6.87	0.87		709,096	0.87	
$1.14 - $2.76	776,448	6.73	2.07		730,522	6.69	2.11		541,835	2.23	
$2.90 - $5.53	693,181	4.82	4.12		659,155	4.60	4.12		595,097	4.11	
$5.68 - $6.56	758,353	9.19	6.29		684,210	9.14	6.29		163,928	6.36	
$6.63 - $7.14	707,926	8.36	6.81		539,737	8.07	6.84		197,676	6.84	
$7.19 - $7.19	839,636	8.77	7.19		560,390	8.76	7.19		225,469	7.19	
$7.20 - $7.69	791,308	6.41	7.57		719,994	6.12	7.56		344,642	7.46	
$7.76 - $21.70	596,775	2.62	8.88		562,666	2.20	8.90		494,338	8.94	
	6,858,198	6.97	$ 4.78	$ 38,972,000	5,781,995	6.68	$ 4.81	$ 32,553,000	3,649,445	$ 4.26	$ 22,684,000

Employee Stock Purchase Plan. We adopted an Employee Stock Purchase Plan (the "Purchase Plan") in August 1995. Qualified employees may elect to have a certain percentage of their salary withheld to purchase shares of our common stock under the Purchase Plan. The purchase price per share is equal to 85% of the fair market value of the stock on specified dates. Sales under the Purchase Plan in fiscal 2011, 2010 and 2009 were 281,016, 61,026 and 35,035 shares of common stock at an average price of $2.06, $1.55 and $1.06 per share, respectively. Shares available for future purchase under the Purchase Plan were 136,530 at June 30, 2011.

Compensation cost is estimated using the Black Scholes option-pricing model using the weighted average assumptions noted in the following table.

	Year Ended June 30,		
	2011	2010	2009
Expected dividend yield	- %	- %	- %
Stock price volatility	52 %	105 %	144 %
Risk free interest rate	0.21 %	0.53 %	0.77 %
Expected life (years)	0.63	1.20	0.58

The weighted average estimated grant date fair value of purchase awards under our employee stock purchase plan during fiscal 2011, 2010 and 2009 was $2.13, $4.09 and $0.73 per share, respectively.

During fiscal 2010 a modification to our Purchase Plan went into effect that increased both the maximum employee contribution and the limit on the number of shares that could be purchased. As a result, a 17 of our employees chose to increase their contribution percentage which was accounted for as a modification to the terms of the award and resulted in $306,000 of additional compensation cost during the fiscal year.

As of June 30, 2011, $186,000 of total unrecognized compensation costs related to purchase awards under our employee stock purchase plan were scheduled to be recognized over a weighted average period of 0.32 years.

Note 7 — Employee Benefit Plan:

We maintain a defined contribution plan covering substantially all employees under Section 401(k) of the Internal Revenue Code. Our matching contribution to the plan was $104,000, $64,000 and $58,000 for the years ended June 30, 2011, 2010 and 2009, respectively, and $1,175,000 for the period from inception (April 19, 1991) through June 30, 2011.

Note 8 — Income Taxes:

Deferred tax assets are summarized as follows (in thousands):

	June 30, 2011	June 30, 2010
Net operating loss carryforwards	$ 68,419	$ 53,005
Tax credit carryforwards	9,857	8,755
Capitalized R & D costs	3,784	3,553
Depreciation and amortization	2,457	2,670
Share-based compensation	3,117	3,107
Reserves and accruals	3,160	2,597
Gross deferred tax assets	90,794	73,687
Less valuation allowance	(90,794)	(73,687)
Net deferred tax assets	$ -	$ -

A full valuation allowance has been established for our deferred tax assets at June 30, 2011 and 2010 since realization of such assets through the generation of future taxable income is uncertain. The increase (decrease) in the valuation allowance was approximately $17,107,000, $5,516,000 and $(73,322,000) for the years ended June 30, 2011, 2010 and 2009, respectively.

The provision for income taxes differs from the amount determined by applying the United States statutory income tax rate to the loss before income taxes as summarized below (in thousands):

	Year Ended June 30, 2011	2010	2009
Tax benefit at statutory rate	$ 14,023	$ 6,204	$ 9,121
Research and development credits	1,451	436	2,585
Deferred tax assets not benefited	(14,611)	(6,136)	(10,269)
Share-based compensation	(1,096)	(488)	(308)
Other	233	(16)	(1,129)
Withholding tax	-	550	(550)
	$ -	$ 550	$ (550)

The $550,000 tax benefit for the year ended June 30, 2010 was the result of the reversal of the French withholding taxes related to our receipt of an $11,000,000 upfront payment from Servier in 2010. The withholding tax expense was no longer required as a result of a new treaty between the U.S. and France that was signed at the end of December 2009.

At June 30, 2011, we had federal and state net operating loss carry forwards of approximately $180,393,000 and $121,440,000, respectively. Approximately $7,400,000 of the federal net operating loss carry forwards relate to stock option deductions, the tax benefit of which will be accounted for directly to equity as additional paid in capital as they are utilized. The federal and state net operating loss carryforwards will begin to expire in 2012. Federal and state tax credit carry forwards of $4,771,000 and $9,635,000, respectively, are available to offset future taxable income. The federal tax credits will begin to expire in 2012. State research and development credits can be carried forward indefinitely.

Under the Tax Reform Act of 1986, the amounts of and the benefit from net operating losses and tax credit carry forwards that can be carried forward may be impaired or limited in certain circumstances. These circumstances include, but are not limited to, a cumulative stock ownership change of greater than 50%, as defined, over a three year period. This annual limitation may result in the expiration of net operating losses before utilization. We have determined that a cumulative stock ownership change happened and we have estimated that a significant portion of our net operating losses for federal and state tax purposes, as well as some amount of our federal research credits, will not be available for use in future periods due to these limitation rules. The above estimated net operating loss and tax credit carry forwards and deferred tax assets reflect a reduction for the amounts we have estimated will expire unused.

The following table summarizes the activity related to our gross unrecognized tax benefits (in thousands):

	Year Ended June 30,		
	2011	2010	2009
Beginning balance	$ 1,285	$ 1,285	$ 2,960
Additions based on tax positions related to current year	441	-	-
Additions (reduction) for tax positions of prior years	-	-	(1,675)
Settlements	-	-	-
Lapse of applicable statute of limitations	-	-	-
Ending balance	$ 1,726	$ 1,285	$ 1,285

We may from time to time be assessed interest or penalties by major tax jurisdictions, although there have been no such assessments historically. In the event we receive an assessment for interest and/or penalties, it would be classified in the financial statements as income tax expense. As of June 30, 2011, all tax years in major jurisdictions remain open due to the taxing authorities' ability to adjust operating loss carry forwards. We do not expect any material changes to the unrecognized tax benefits reported above during the next twelve months.

During the year ended June 30, 2011, we were awarded a Therapeutic Discovery Project Tax Credit ("TDP") under Section 48D of the Internal Revenue Code for each of our submitted programs (PCI-32765 Btk Inhibitor, PCI-24781 HDAC Inhibitor and PCI-27483 Factor VIIa Inhibitor). We received the maximum available pro rata government allocation under TDP in the amount of $733,000. This is not taxable for federal income tax purposes; however, the net operating loss carry forward was reduced by the amount of grant money received.

Note 9 — Commitments:

In January 2011, we entered into an amendment of our facilities lease agreement which added an additional 32,256 square feet of leased space, giving us a total of 64,776 square feet. The amendment included an abatement of the monthly rent of the prior facility lease for the first 7 months, limited to $325,000, and a 12 month abatement for the added space, limited to $290,000. The amendment includes an option to extend the lease term for five years, an early termination fee of $20.00 per sq. ft and a relocation option. The amended lease expires in November 2017.

We recognize rental expense under the lease on a straight line basis over the lease term. Differences between the straight line rent expense and rent payments are classified as deferred rent liability on the balance sheet. Future minimum lease payments under this non-cancelable operating lease are as follows (in thousands):

		Operating Lease Commitments
Less than 1 year	$	-
1-3 years		2,554
4-5 years		2,145
More than 5 years		1,609
Total	$	6,308

Rent expense for the years ended June 30, 2011, 2010 and 2009 was $776,000, $752,000 and $905,000, respectively, and $18,540,000 for the period from inception (April 19, 1991) through June 30, 2011. Sublease income was $0 for each of the years ended June 30, 2011, 2010 and 2009, and $924,000 from the period from inception (April 19, 1991) through June 30, 2011.

Note 10 — Quarterly Results (Unaudited)

The following table is in thousands, except per share amounts:

		Quarter Ended						
Fiscal 2011		September 30,		December 31,		March 31,		June 30,
Loss from operations	$	(7,572)	$	(7,525)	$	(9,282)	$	(10,995)
Net loss		(7,523)		(7,499)		(9,217)		(10,964)
Basic and diluted net loss per share [(1)]	$	(0.13)	$	(0.13)	$	(0.15)	$	(0.18)
Shares used in computation of basic and diluted net loss per share		59,278		59,715		59,931		60,968

		Quarter Ended						
Fiscal 2010		September 30,		December 31,		March 31,		June 30,
Loss from operations	$	(4,821)	$	(786)	$	(3,144)	$	(6,861)
Net loss		(4,845)		(218)		(3,123)		(6,838)
Basic and diluted net loss per share [(1)]	$	(0.12)	$	-	$	(0.06)	$	(0.13)
Shares used in computation of basic and diluted net loss per share		40,993		50,076		50,536		51,771

(1) Basic and diluted net loss per share amounts are computed independently for each of the quarters presented. Therefore, the sum of quarterly basic and diluted net loss per share information may not equal annual basic and diluted net loss per share.

Note 11 – Separation Agreements

In May 2011, we entered into a separation agreement with Ahmed Hamdy, our Chief Medical Officer. Under the agreement, Dr. Hamdy received a severance payment of approximately two months of salary.

In October 2009, we entered into a separation agreement with Glenn Rice, our President and Chief Operating Officer. Under the agreement, Dr. Rice continued to provide services through February 2010 and vesting was accelerated on certain outstanding options. We recorded approximately $200,000 in additional share-based compensation expense related to this agreement in fiscal 2010.

In September 2008, our President & CEO (Dr. Miller) and our Vice President, Finance and Administration and CFO (Mr. Lea), resigned their positions and entered into separation agreements with us. Under the separation agreements, the two executives continued to provide services through September 30, 2008 and October 31, 2008, respectively and we agreed to pay Dr. Miller and Mr. Lea one year of salary in severance payments, accelerate the vesting of all outstanding options, extend the exercise period of all outstanding options to three years after termination and provide healthcare benefits for twelve months following the termination of their employment. We recorded severance expense of $536,000 and share-based compensation expense of $1,394,000 associated with the separation agreements in the year ended June 30, 2009. We also recorded severance expense of $600,000 including approximately $200,000 relating to cash-based severance payments and share-based compensation expense of approximately $400,000 in the year ended June 30, 2009 associated with Mr. Lea's separation agreement.

Note 12 – Related Party Transaction

As discussed in Note 5 – Related Party Notes Payable, as of June 30, 2009, we had borrowed $6,400,000 from an affiliate of Robert W. Duggan, our Chairman of the Board and Chief Executive Officer, in the form of an unsecured loan. The related party notes and accrued interest were repaid in full during fiscal 2010 by the issuance of shares in our Rights Offering and a cash payment of $404,000.

As discussed in Note 6 - Robert W. Duggan, our Chairman of the Board and Chief Executive Officer, participated in our 2011 and 2010 Registered Direct Offerings for a total of $6,000,000 and $7,000,000, respectively.

Item 9. *Changes in and Disagreements With Accountants on Accounting and Financial Disclosure*

Not Applicable.

Item 9A. *Controls and Procedures*

(a) Evaluation of Disclosure Controls and Procedures:

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Vice President, Finance and Administration, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and in reaching a reasonable level of assurance, management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As of June 30, 2011, the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, our Chief Executive Officer and Vice President, Finance and Administration concluded that our disclosure controls and procedures were effective at the reasonable assurance level.

(b) Management's Annual Report on Internal Control Over Financial Reporting:

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Vice President, Finance and Administration, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of June 30, 2011 based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of June 30, 2011.

The independent registered public accounting firm, PricewaterhouseCoopers LLP, has issued an attestation report on our internal control over financial reporting. The report on the audit of internal control over financial reporting is included in Item 8 in this Annual Report on Form 10-K.

(c) Changes in Internal Control Over Financial Reporting:

There has been no change in our internal control over financial reporting during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information*

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Certain information required by this Item 10 is hereby incorporated by reference to the information under the captions, (i) "Election of Directors," (ii) "Audit Committee," (iii) "Code of Business Conduct and Ethics" and (iv) "Section 16(a) Beneficial Ownership Reporting Compliance," contained in our Definitive Proxy Statement to be filed with the Securities and Exchange Commission no later than 120 days from the end of our last fiscal year.

Item 11. Executive Compensation

The information required by this Item 11 is incorporated by reference to the information under the caption "Executive Compensation and Other Information" in the Definitive Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item 12 with respect to stock ownership of certain beneficial owners and management and securities authorized for issuance under equity compensation plans are incorporated by reference to the information under the captions "Stock Ownership of Management and Certain Beneficial Owners" and "Securities Authorized For Issuance Under Equity Compensation Plans" in the Definitive Proxy Statement.

Item 13. Certain Relationships and Related Transactions and Director Independence

The information required by this Item 13 is incorporated by reference to the information under the caption "Certain Relationships and Related Transactions" in the Definitive Proxy Statement.

Item 14. Principal Accountant Fees and Services

The information required by this Item 14 is incorporated by reference to the information in the Definitive Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) 1. **Financial Statements**

See Index to Financial Statements under Item 8 on page 51.

(a) 2. **Financial Statement Schedules**

All schedules are omitted because they are not applicable or are not required or the information required to be set forth therein is included in the Financial Statements or notes thereto.

(a) 3. **Exhibits**

See Index to Exhibits beginning on page 87.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 13, 2011

PHARMACYCLICS, INC.

By: /s/ ROBERT W. DUGGAN
Robert W. Duggan
Chairman of the Board & Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints jointly and severally, Robert W. Duggan and Rainer Erdtmann, or either of them as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney as of the date indicated.

Pursuant to the requirements of the Exchange Act, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ROBERT W. DUGGAN Robert W. Duggan	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	September 13, 2011
/s/ RAINER M. ERDTMANN Rainer M. Erdtmann	Vice President, Finance and Administration and Secretary (Principal Financial and Accounting Officer)	September 13, 2011
/s/ ROBERT F. BOOTH, Ph.D. Robert F. Booth, Ph.D.	Director	September 13, 2011
/s/ GWEN A. FYFE, M.D. Gwen A. Fyfe, M.D.	Director	September 13, 2011
/s/ ROY C. HARDIMAN Roy C. Hardiman	Director	September 13, 2011
/s/ MINESH P. MEHTA, M.D. Minesh P. Mehta, M.D	Director	September 13, 2011
/s/ DAVID D. SMITH, Ph.D. David D. Smith, Ph.D.	Director	September 13, 2011
/s/ RICHARD A. VAN DEN BROEK Richard A. van den Broek	Director	September 13, 2011

EXHIBITS INDEX

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 16, 2008).
3.2	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit of the same number to the Quarterly Report on Form 10-Q for the quarter ended December 31, 2001).
3.3	Amendment to the Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.1 to the Periodic Report on Form 8-K filed on August 9, 2006).
3.4	Amendment to the Amended and Restated Bylaws of the Company (filed herewith).
4.1	Specimen Certificate of the Company's Common Stock (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-1, Commission File No. 33-96048).
4.2*	Stock Purchase Agreement By and Between Pharmacyclics, Inc. and Applera Corporation dated April 7, 2006 (incorporated by reference to Exhibit 4.3 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2006).
10.1*	Patent License Agreement entered into between the Company and The University of Texas, Austin entered into on or about July 1, 1991 (incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1, Commission File No. 33-96048).
10.2	Lease Agreement entered into between the Company and New England Mutual Life Insurance Company dated as of June 17, 1993, as amended on July 22, 1993, and as further amended on March 1, 1994 (incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-1, Commission File No. 33-96048).
10.3+	The Company's 1995 Stock Option Plan (incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8, Commission File No. 333-52881).
10.4+	The Company's Employee Stock Purchase Plan as amended on October 9, 2008 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 16, 2008).
10.5+	Form of Notice of Grant of Stock Option generally to be used under the 1995 Stock Option Plan (incorporated by reference to Exhibit 99.2 to the Company's Registration Statement on Form S-8, Commission File No. 33-98514).
10.6+	Form of Stock Option Agreement (incorporated by reference to Exhibit 99.3 to the Company's Registration Statement on Form S-8, Commission File No. 333-52881).
10.7+	Form of Addendum to Stock Option Agreement (Special Tax Election) (incorporated by reference to Exhibit 99.5 to the Company's Registration Statement on Form S-8, Commission File No. 33-98514).
10.8+	Form of Addendum to Stock Option Agreement (Involuntary Termination following Change in Control) (incorporated by reference to Exhibit 99.6 to the Company's Registration Statement on Form S-8, Commission File No. 33-98514).

10.9+ Form of Notice of Grant of Automatic Stock Option (Initial Grant) (incorporated by reference to Exhibit 99.8 to the Company's Registration Statement on Form S-8, Commission File No. 33-98514).

10.10+ Form of Notice of Grant of Automatic Stock Option (Annual Grant) (incorporated by reference to Exhibit 99.9 to the Company's Registration Statement on Form S-8, Commission File No. 33-98514).

10.11+ Form of Employee Stock Purchase Plan Enrollment/Change Form (incorporated by reference to Exhibit 99.12 to the Company's Registration Statement on Form S-8, Commission File No. 33-98514).

10.12+ Form of Stock Purchase Agreement (incorporated by reference to Exhibit 99.13 to the Company's Registration Statement on Form S-8, Commission File No. 33-98514).

10.13 Lease and Lease Termination Agreement dated June 14, 2000 by and between the Registrant and Metropolitan Life Insurance Company (incorporated by reference to Exhibit 10.49 to the Annual Report on Form 10-K for the year ended June 30, 2001).

10.14 First Amendment to New Lease dated April 10, 2001 by and between the Registrant and Metropolitan Life Insurance Company (incorporated by reference to Exhibit 10.50 to the Annual Report on Form 10-K for the year ended June 30, 2001).

10.15 Second Amendment to New Lease dated June 29, 2001 by and between the Registrant and Metropolitan Life Insurance Company (incorporated by reference to Exhibit 10.51 to the Annual Report on Form 10-K for the year ended June 30, 2001).

10.16 Third Amendment to New Lease dated February 5, 2003 by and between the Registrant and Metropolitan Life Insurance Company (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2003).

10.17 Form of Indemnification Agreement between the Company and its directors and executive officers (incorporated by reference to Exhibit 10.55 to the Annual Report on Form 10-K for the year ended June 30, 2004).

10.18+ The Company's 2004 Equity Incentive Award Plan (the "2004 Plan") as amended on October 9, 2008 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 16, 2008).

10.19+ Form of Option Agreement for the 2004 Plan (incorporated by reference from Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2004).

10.20+ Form of Non-employee Director Option Agreement for the 2004 Plan (incorporated by reference from Exhibit 99.2 to the Company's Current Report on Form 8-K filed with the Securities Exchange Commission on December 22, 2004).

10.21+ Form of Amendment to Form of Notice of Grant of Stock Option used under the Company's 1995 Stock Option Plan (the "1995 Plan") (incorporated by reference to Exhibit 10.5 to the quarterly Report on Form 10-Q for the quarter ended December 31, 2004).

10.22 First Amendment To Patent License Agreement entered into on or about July 1, 1991 by and between the Company and the University of Texas System, Austin (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2005).

10.23* Assignment Agreement By and Between Pharmacyclics, Inc. and Applera Corporation dated April 7, 2006 (incorporated by reference to Exhibit 10.64 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2006).

10.24 Fourth Amendment to New Lease dated August 14, 2006 by and between the Company and Metropolitan Life Insurance Company (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 17, 2006).

10.25 Fifth Amendment to New Lease dated July 11, 2008 by and between the Registrant and Metropolitan Life Insurance Company (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 15, 2008).

10.26* Amendment No. 1 to Assignment Agreement by and between Pharmacyclics, Inc. and Applera Corporation dated May 12, 2008 (incorporated by reference to Exhibit 10.68 to the Company's Annual Report on Form 10-K for the year ended June 30, 2008).

10.27+ Form of Restricted Stock Award Agreement for the 2004 Plan (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2008).

10.28+ Offer letter dated April 13, 2006 by and between the Company and David J. Loury, Ph.D. (incorporated by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 13, 2008).

10.29+ Severance benefit agreement dated November 5, 2008 by and between the Company and David J. Loury, Ph.D. (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 13, 2008).

10.30 Loan Agreement entered into between the Company and Robert W. Duggan & Associates dated as of December 30, 2008 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended December 31, 2008).

10.31* Amendment No. 2 to Assignment Agreement by and between Pharmacyclics, Inc. and Celera Corporation dated March 2, 2009 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2009).

10.32* Amendment No. 3 to Assignment Agreement by and between Pharmacyclics, Inc. and Celera Corporation dated March 30, 2009 (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2009).

10.33 Amendment No. 1 to Loan Agreement entered into between the Company and Robert W. Duggan & Associates dated as of March 30, 2009 (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q for the quarter ended March 31,2009).

10.34+ Offer letter dated February 5, 2009 by and between the Company and Rainer M. Erdtmann (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2009).

10.35* Collaboration Agreement by and between Pharmacyclics, Inc. and Les Laboratoires Servier and Institut de Recherches Internationales Servier dated April 9, 2009 (incorporated by reference to Exhibit 10.83 to the Company's Annual Report on Form 10-K for the year ended June 30, 2009).

10.36	Amendment No. 2 to Loan Agreement entered into between the Company and Robert W. Duggan and Blazon Corporation Profit Sharing Plan dated as of June 17, 2009 (incorporated by reference to Exhibit 10.84 to the Company's Annual Report on Form 10-K for the year ended June 30, 2009).
10.37*	Drug Supply Agreement by and between Pharmacyclics, Inc. and Les Laboratoires Servier dated December 18, 2009 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended December 31, 2009).
10.38	Agreement and Release with Glenn Rice dated October 28, 2009 (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended December 31, 2009).
10.39	Form of Stock Purchase Agreement by and between Pharmacyclics, Inc. and various institutional investors dated June 16, 2010 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on June 17, 2010).
10.40	Sixth Amendment to New Lease dated January 20, 2011 by and between the Company and Metropolitan Life Insurance Company (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2011).
10.41	Form of Stock Purchase Agreement by and between the Company and various institutional investors dated June 17, 2011 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on June 17, 2011).
23.1	Consent of Independent Registered Public Accounting Firm.
24.1	Power of Attorney (see page 86).
31.1	Section 302 Certification of Chief Executive Officer.
31.2	Section 302 Certification of Chief Financial Officer.
32.1	Section 906 Certification of Chief Executive Officer and Chief Financial Officer.

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* Confidential treatment has been granted as to certain portions of this agreement.
+ Indicates a management contract or compensatory plan or arrangement.

Management Team

Robert W. Duggan
Chairman, Chief Executive Officer
Maky Zanganeh, DDS, MBA
Chief of Staff, Vice President, Business Development and Marketing
David Loury, PhD
Chief Scientific Officer
Eric Hedrick, MD
Vice President, Oncology Development
Joseph J. Buggy, PhD
Vice President, Research
Gregory Hemmi, PhD
Vice President, Chemical Operations
Mark Asbury, JD
Vice President, General Counsel
Rainer (Ramses) Erdtmann
Vice President, Finance & Administration

Board of Directors

Robert W. Duggan
Chairman, Chief Executive Officer
Roy Hardiman, JD
Industry Consultant
Minesh Mehta, MD
Professor of Radiation Oncology
Northwestern University Feinberg School of Medicine
Robert Booth, PhD
Chief Executive Officer, Virobay Inc.
David Smith, PhD
Professor of Biostatistics, City of Hope
Gwen Fyfe, MD
Industry Consultant
Richard van den Broek
Managing Partner
HSMR Advisors, LLC

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
488 Almaden Blvd, Suite 1800
San Jose, CA 95110
Phone: (408) 817 3700
www.us.pwc.com

Legal Counsel

Olshan Grundman Frome Rosenzweig &Wolosky, LLP
Park Avenue Tower 65 East 55th Street
New York, NY 10022
Phone: (212) 451 2300
www.olshanlaw.com



pharmacyclics®

995 East Arques Avenue
Sunnyvale, CA 94085
Tel: +1-408-774-0330
Fax: +1-408-774-0340
Email: info@pcyc.com
www.pharmacyclics.com

Contact Information
Ramses Erdtmann
VP, Finance & Administration
Tel: +1-408-215-3325